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INDEX TO FINANCIAL STATEMENTS

As submitted confidentially with the Securities and Exchange Commission on April 18, 2016
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cotiviti Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7389 (Primary Standard Industrial Classification Code Number)	46-0595918 (I.R.S. Employer Identification Number)

115 Perimeter Center Place
Suite 700
Atlanta, GA 30346
(770) 379-2800
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

J. Douglas Williams
Chief Executive Officer
115 Perimeter Center Place
Suite 700
Atlanta, GA 30346
(770) 379-2800
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Jonathan Olefson, Esq. Senior Vice President, General Counsel and Secretary 115 Perimeter Center Place Suite 700 Atlanta, GA 30346 (770) 379-2800	Peter M. Labonski, Esq. Keith L. Halverstam, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200 (Phone) (212) 751-4864 (Fax)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.

             The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 18, 2016

PRELIMINARY PROSPECTUS

             Shares

Cotiviti Holdings, Inc.

Common Stock

          This is an initial public offering of common stock by Cotiviti Holdings, Inc. (the "Company"). We are offering             shares of our common stock and the selling stockholders identified in this prospectus are offering             shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

          Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $              and $             . We have applied to have our common stock listed on the New York Stock Exchange ("NYSE") under the symbol "COTV."

          We are an "emerging growth company" as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

          See "Risk Factors" on page 18 to read about factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
We refer you to "Underwriting," beginning on page 139 of this prospectus, for additional information regarding total underwriter compensation.

          To the extent that the underwriters sell more than             shares of our common stock, the underwriters have an option to purchase up to an additional             shares from us at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                      , 2016.

Goldman, Sachs & Co.	J.P. Morgan

Barclays	Citigroup	Credit Suisse	Morgan Stanley	RBC Capital Markets	SunTrust Robinson Humphrey

Prospectus dated                      , 2016.

          You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we, nor the selling stockholders, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free-writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Trademarks and Trade Names

          We own or have the rights to use various trademarks, service marks and trade names referred to in this prospectus, including, among others, CotivitiSM, Connolly®, Connolly Healthcare®, iHealth Technologies®, iHT, ClaimsPlus®, AuditPlus and their respective logos. Solely for convenience, we refer to trademarks, service marks and trade names in this prospectus without the TM, SM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks, service marks and trade names. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

Market and Industry Information

          Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management's knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management's review of independent industry surveys and publications, other publicly available information prepared by a number of sources, including the Centers for Medicare and Medicaid Services ("CMS"), the Centers for Disease Control and Prevention, the Federal Bureau of Investigation, Atlantic Information Systems' Directory of Health Plans, the National Retail Federation, the Kaiser Family Foundation Report, SNL Financial and the RAND Corporation. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations. You are cautioned not to give undue weight to such market data, industry information or estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management's estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

ii

PROSPECTUS SUMMARY

          This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in this offering. You should carefully read the entire prospectus, including the information presented under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements" and the consolidated financial statements and notes related thereto included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references to "our company," "we," "us," "our" and "Cotiviti" refer to Cotiviti Holdings, Inc. and its direct and indirect subsidiaries on a consolidated basis.

Overview

          Cotiviti is a leading provider of analytics-driven payment accuracy solutions, focused primarily on the healthcare sector. Our integrated solutions help clients enhance payment accuracy in an increasingly complex healthcare environment. We leverage our robust technology platform, configurable analytics, proprietary information assets and expertise in healthcare reimbursement to help our clients enhance their claims payment accuracy. We help our healthcare clients identify and correct payment inaccuracies, which resulted in over $2.7 billion in savings in 2015. We work with over 40 healthcare organizations, including eight of the ten largest U.S. commercial, Medicare and Medicaid managed health plans, as well as CMS. We are also a leading provider of payment accuracy solutions to over 40 retail clients, including eight of the ten largest retailers in the United States.

          Timely and accurate healthcare claims processing is critical to the U.S. healthcare system. The administration of healthcare claims is complex and payment inaccuracies can occur for many reasons. Changes in the healthcare industry, such as increasingly complex reimbursement models, increased coding complexity, changing demographics, the shift to managed care plans within government healthcare and increased healthcare coverage, are expected to further increase the complexity of healthcare payments. We support healthcare payers in managing these complexities in the claims payment process. Our analytics-driven solutions review claims for accuracy with respect to billing accuracy, contract compliance, payment responsibility and clinical appropriateness before and after claims are paid.

          We were formed in May 2014 through the merger (the "Connolly iHealth Merger") of Connolly Superholdings, Inc. ("Connolly"), a leader in retrospective payment (post-payment) accuracy solutions for the healthcare and retail sectors and iHealth Technologies, Inc. ("iHealth Technologies"), a leader in prospective payment (pre-payment) accuracy solutions for the healthcare sector. Through the merger, we significantly broadened our suite of payment accuracy solutions, expanded our client base, enhanced our subject matter expertise and positioned ourselves for continued growth.

          We have multiple strategies for achieving this continued growth. There are significant opportunities to grow our business within our existing client base by increasing the volume of claims we review with our solutions, expanding the utilization of our solutions within these claims and cross-selling our prospective and retrospective solutions. As a result of the Connolly iHealth Merger, we have cross-sell opportunities across more than 70% of our healthcare client base. We have a long history of innovation in improving our existing solutions, developing new solutions and expanding the scope of our services. We intend to expand our client base by targeting healthcare payers who utilize competing third party or internal payment accuracy solutions. Additionally, we plan to selectively pursue acquisitions and strategic partnerships in payment accuracy and adjacent markets.

          As a result of the meaningful savings we deliver to our clients, we have increased our client base and strengthened our long-standing relationships with many of the leading healthcare payers in the United States. The average length of our relationships with our ten largest healthcare clients is approximately ten years and, since January 1, 2013, we have successfully retained all of our healthcare clients except one, who represented less than 2% of our revenue. We have also substantially increased the annual savings captured by our healthcare clients over time. As a result, we believe our revenue is highly recurring and we have strong visibility into our revenue.

          We are also a leading provider of payment accuracy solutions to the retail market. Retailers process and validate extremely high volumes of transactions with disparate suppliers on varying terms. We work with retail clients in the United States, Canada and the United Kingdom to realize their negotiated allowances, concessions, rebates and other incentives associated with merchandise procurement, logistics and other service transactions. In 2015, we generated over $500 million in savings for our retail clients.

          Our track record of consistently delivering value for our clients has enabled strong growth in our revenue and profitability, especially within our core healthcare payer client base. For the year ended December 31, 2015, our total revenue was $541.3 million. In this same period, we generated Adjusted EBITDA of $203.4 million, representing 37.6% of revenue, and net income of $13.9 million, representing 2.6% of revenue. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to our net income (loss), see "—Summary Historical Consolidated Financial and Other Data."

          We operate in two segments, (i) Healthcare and (ii) Global Retail and Other. Through our Healthcare segment, we offer prospective and retrospective claims accuracy solutions to healthcare payers in the United States. We also provide analytics based solutions unrelated to our healthcare payment accuracy solutions, on a limited basis in the United States. Through our Global Retail and Other segment, we provide retrospective claims accuracy solutions to retailers primarily in the United States, Canada and the United Kingdom, as well as solutions that improve efficiency and effectiveness of payment networks for a limited number of clients. We derived 86.3% and 81.6% of our revenue from our Healthcare segment for the years ended December 31, 2015 and 2014, respectively. The remaining 13.7% and 18.4% of our revenue was derived from our Global Retail and Other segment for the years ended December 31, 2015 and 2014, respectively.

The Payment Process

          Timely and accurate healthcare claims processing is critical to the U.S. healthcare system. This process is complicated and involves applying specific codes, policies and contracts, cross-referencing disparate data sources, and, in many cases, adhering to regulatory requirements. To ensure prompt and accurate claims reimbursement, payers utilize internal processes and systems and third party solutions to review claims and apply analytics throughout the claims payment process. The following graphic represents the healthcare claims payment process.

          After delivering care, a provider initiates the claims payment process by submitting a claim for reimbursement to the patient's health insurance carrier (Step 1). After the insurance carrier (payer) uses internal and external tools to conform the claim to its claims processing system, it validates that the patient is a member, that the services provided were eligible under the member's benefits and that appropriate prior authorizations were in place, if necessary. The payer then adjudicates the claim by applying the provider's contract and fee schedule to the claim along with any claim system edits (Step 2). During this adjudication process, the payer uses payment accuracy solutions to perform claim reviews for information discrepancies between the provider's submission and the payer's payment policies. These reviews range in complexity and can be executed by the payer or by third party solutions. After the claim has been adjudicated but before the claim is paid, the payer may utilize advanced, automated analytical solutions, such as those we provide, to review the claim to identify additional discrepancies (Step 3). If the prepayment review identifies a claim inaccuracy, the payer makes the correction and pays the corrected claim (Step 4).

          After payment is made and additional information becomes available, the payer and third party solutions such as Cotiviti's continue to identify, select and evaluate claims for payment accuracy (Step 5). If this retrospective payment review identifies a payment inaccuracy, the payer makes the correction and recovers overpayments through offsets against future claims or by seeking reimbursement from the provider.

          We apply our analytics-driven payment accuracy solutions at multiple points across the client's claims processing cycle. Our extensive library of complex payment analytics is designed to identify, select and make recommendations for correct application of contracts and coding to meet client payment policies.

Our Solutions

          The following is a description of our payment accuracy solutions:

          Prospective Claims Accuracy Solutions.    Our prospective claims accuracy solutions help our healthcare clients identify and address claim discrepancies immediately following claim adjudication and before a claim is paid to a healthcare provider. We help our clients ensure that claims payments meet regulatory, compliance, industry and health plan requirements based on correct coding and clinical guidelines. We customize, configure and integrate our payment policy algorithms to enhance our clients' claims payment systems and automatically and efficiently review our clients' adjudicated claims. By directly interfacing with our clients' systems, our solutions analyze claims either in real-time or in batch processes. Our algorithms apply our proprietary library of current payment policies including industry, regulatory and medical specialty coding requirements as well as customized health plan rules. We review claims on a transactional as well as longitudinal basis, evaluating against our accumulated claims data, to make accurate payment policy recommendations. We believe that our differentiated content library, configurable algorithms and other post-adjudication software tools provide our clients with a more thorough and client-specific analysis of claims than other claims adjudication systems, creating more value for our clients. In 2015, our prospective claims accuracy solutions analyzed over $65 billion in claims.

          Retrospective Claims Accuracy Solutions.    Our retrospective claims accuracy solutions help health insurers identify and resolve payment inaccuracies after a claim has been paid to a healthcare provider. These solutions utilize sophisticated analytics and data mining tools to identify potential inaccuracies. Our claim analytics include longitudinal reviews of data to identify discrepancies that may span multiple claims and time periods. Our analytics are configurable to our clients' claims payment processes and enable us to prioritize areas of review based on our clients' operational and financial objectives. If expert validation is required, our claims analysts conduct a deeper review of more complex reimbursement issues. In analyzing claims retrospectively, we leverage additional information sources and broader data sets beyond the claims files, many of which only become accessible post-payment. These data and retrospective analytics enable reviews of a variety of payment accuracy categories, including issues relating to coordination of benefits, member eligibility and provider adherence to complex contract conditions. We also can provide clinical chart validation for our clients, in which our certified clinical and coding specialists review the clinical documentation associated with a claim. Clinical chart validation provides our clients with broader payment accuracy reviews beyond claims files analysis, including more complex clinical appropriateness and payment policies. We believe that our combination of retrospective analytics and clinical and coding expertise provides our clients with more thorough and configurable solutions than they are able to develop on their own, leading to increased savings for our clients. In 2015, our retrospective claims accuracy solutions analyzed over $459 billion in claims.

          Other Services.    Beyond our prospective and retrospective claims accuracy solutions, we provide analytics and support to our clients in optimizing their operations and enterprise-wide claims payments and trends. These offerings include selective anti-fraud, waste and abuse analytics to identify abnormal patterns in coding and billing practices. We also provide our clients with ongoing surveillance and longitudinal analytics by reviewing claims submissions and payments across multiple dimensions, including provider, plan-type, procedure and others. In addition, clients engage us for comprehensive claims history analytics to identify necessary areas for direct interaction, as well as to identify policy and program changes that can improve future payment accuracy.

Healthcare Industry Overview

          The market for payment accuracy solutions is large and growing, driven by increasing healthcare costs and payment complexities. From 2004 to 2014, healthcare costs in the United States grew at a 4.8% compounded annual growth rate ("CAGR") to $3.0 trillion and are projected to total $3.2 trillion in 2015. According to CMS, healthcare costs are expected to continue to grow at an average annual rate of 5.9% through 2024. The introduction of new reimbursement models, the increase in coding complexity and the shift to managed care plans within government healthcare are expected to further increase the complexity of healthcare payments.

          We believe that there is substantial opportunity for continued growth in the payment accuracy solutions market. We estimate that there was approximately $900 billion in unnecessary or wasteful spending in the U.S. healthcare system in 2015. The U.S. federal government estimates that inaccurate provider claim submissions totaled between 3% and 10% of annual healthcare spend and we estimate that there were approximately $170 billion of inaccurate provider claim submissions in 2015. Healthcare payers will continue to invest in payment accuracy solutions in an effort to identify and resolve these inaccurate billings. We estimate that the relevant savings opportunity addressable by our current payment accuracy solutions is approximately $35 billion, for a total addressable market of approximately $5 billion. Of this addressable market, approximately 75% of the opportunity is within our existing client base and the balance is new client prospects across the 100 largest health plans.

Cotiviti's potential savings impact and addressable market opportunity

(1)
Source: Institute of Medicine and CMS

Our Strengths

          Our operational and financial success is based on the following key strengths:

          Broad suite of specialized solutions.    We offer a broad suite of analytics-driven payment accuracy solutions that deliver measurable value to our clients and are highly configurable across provider settings and claim types. Our suite of solutions includes prospective and retrospective analytics that review billing accuracy, contract compliance, payment responsibility and clinical appropriateness. We believe that the breadth of our solutions across multiple points in the claims payment process and the depth of our expertise and capabilities are difficult for any single healthcare payer to replicate.

          Large and expanding library of information and knowledge assets.    Our robust library of information assets includes proprietary algorithms and concepts developed by our research teams over 15 years. We believe that our library of accumulated information and unique knowledge assets is a differentiator that is difficult to replicate by current or potential competitors and provides a competitive advantage. We continuously expand and improve the quality of our library by regularly incorporating new claims data and up-to-date algorithms and concepts. We also have a team of full-time, dedicated, doctors, nurses, claims coders, forensic auditors and other experts focused on developing new proprietary algorithms and analytics assets for our payment accuracy solutions. Additionally, our team of specialists monitors hundreds of content sources on medical and payment policy to ensure our algorithms and concepts incorporate the latest standards.

          Advanced and proprietary technology platform and analytics capabilities.    Our advanced proprietary platform and analytics capabilities are the result of significant investment in our technology infrastructure and applications. We are continually developing and improving our scalable technology platform to deliver the speed, integrity and quality necessary for client-specific business solutions. In addition, our focus on analytics, automation and knowledge-sharing allows us to quickly and accurately implement existing algorithms and concepts as well as solutions for newly identified reimbursement discrepancies. We believe that our proprietary technology platform is a key driver of our leading market position.

          Aligned financial model that delivers measureable return.    Our financial performance is directly tied to the savings we deliver to our clients. The majority of our contracts are structured such that we receive a percentage of the savings that we help our clients achieve. We have consistently generated a high return on investment for our clients of approximately 4 to 1 as a result of our aligned financial model. The savings we deliver are incremental to our clients' internal payment accuracy capabilities. As a result, we can provide a substantial contribution to our clients' earnings and create strong alignment and durability in our client relationships. In 2015 and 2014, our commercial healthcare clients realized over $2.5 billion and over $2.0 billion, respectively, in savings using our solutions.

          Long-standing and expanding client relationships.    Our client base includes the largest and most recognized healthcare organizations in the United States, including eight of the ten largest U.S. commercial, Medicare and Medicaid managed health plans, as well as CMS. The average length of our relationships with our top ten healthcare clients is approximately ten years. We also have strong, long-standing relationships with over 40 retail clients, including eight of the ten largest U.S. retailers. We believe our robust client relationships and strong client retention rates reflect a high level of satisfaction with our solutions. Over time, we have expanded the breadth and depth of our existing client relationships, thus further integrating us into our clients' payment accuracy processes.

          Attractive operating model.    We believe we have an attractive operating model due to the recurring nature of our revenue, the scalability of our solutions and the low capital intensity/high free cash flow conversion of our business. Since January 1, 2013, we have successfully retained all of our healthcare clients except one, who represented less than 2% of our revenue. We believe our client retention rate reflects strong satisfaction with our solutions. Additionally, our information asset and technology platform is highly scalable, which allows us to accommodate significant additional transaction volumes with limited incremental costs. We have low capital needs that allow us to generate strong cash flow. In 2015, our capital expenditures as a percentage of revenue were 4.2%. We believe our recurring revenue, combined with our scalable solutions and low capital intensity, will continue to contribute to our long-term growth, strong operating margins and flexibility in allocating capital.

          History of innovation.    We have a long history of developing innovative solutions which we continuously incorporate into our suite of offerings. Many of our solutions have been generated as a response to complex client issues. This development process has continually enhanced our solutions, thereby optimizing the value we deliver to our clients over time and allowing us to thrive in an ever-changing and increasingly complex healthcare environment. Our track record of innovation is strengthened by the diverse backgrounds of our clinical and coding specialists who continually and consistently update and develop our content library and analytical algorithms and identify new ways to accelerate our value creation for our clients.

          Experienced management team with a track record of performance.    Our leadership team brings extensive and relevant expertise in the payment accuracy market. Our management has a proven track record in adapting to clients' needs and developing innovative analytical solutions to drive growth and profitability. With our talented management team, we believe we are positioned for long-term growth.

Our Growth Strategies

          We believe we are well positioned to benefit from the expected growth in claims processing complexity, healthcare spend and healthcare insurance coverage, which we expect will drive continued demand for payment accuracy solutions among healthcare payers. Our strategies for achieving growth include:

          Expand within our existing client base.    We have significant opportunities to expand our business within our existing client base through the following strategies:

  •
  Increase the volume of claims reviewed by our solutions.  When our clients initially implement our solutions, they typically start by having us review a subset of their claims. As we demonstrate success and deliver value, our clients often increase the volume of claims we review. We have significant opportunities to evaluate additional claim types, plan types, geographic regions and/or provider settings. In 2015, we reviewed approximately 15% and 61% of the healthcare claims of our clients who used our prospective and retrospective solutions, respectively.

  •
  Expand the utilization of our solutions.  When our clients initially implement our solutions, they typically start with a subset of our algorithms and analytical tools. As we demonstrate success and deliver value, our clients often expand the utilization of our algorithms and analytical tools. The opportunity to expand the utilization of our solutions is significant.

  •
  Cross-sell between prospective and retrospective solutions.  We believe we have a significant opportunity to further cross-sell our solutions to existing clients. As a result of the Connolly iHealth Merger, we have cross-sell opportunities across more than 70% of our healthcare client base. We are actively engaging with existing clients to cross-sell our solutions.

          Expand our client base.    There is a significant opportunity to increase our client base of healthcare payers by targeting new relationships. The top 100 healthcare payers that are not our existing clients made over $250 billion in payments in 2015. We are pursuing these healthcare payers as potential new clients by leveraging our proven value proposition, leadership position, track record of performance and the strong references provided by our diversified client base of leading health plans.

          Continue to innovate.    We plan to enhance our existing solutions by developing new concepts and analytical algorithms and improving our information assets to allow us to expand our value creation for our clients. We also plan to continue to improve our processes and upgrade our technology infrastructure to improve the efficiency with which we deliver our solutions. Additionally, we will continue to monitor the evolution of the healthcare environment and develop new solutions in anticipation of increasing complexity in reimbursement models to supplement our core payment accuracy solutions.

          Selectively pursue acquisitions and strategic partnerships.    We plan to selectively pursue acquisitions and strategic partnerships to (i) accelerate the pace of innovation and expansion of our core solutions, (ii) provide cross-sell opportunities, (iii) offer complementary data, technologies or industry expertise to our existing analytics-driven payment accuracy solutions or (iv) expand our addressable market beyond payment accuracy to address other dimensions of healthcare waste, potentially including missed prevention opportunities, inefficiently delivered services, excessive administrative costs and unnecessary services. We have a successful track record of identifying, acquiring and integrating high-quality solutions providers that complement and enhance the value of our existing solutions, as demonstrated by the Connolly iHealth Merger.

Implications of Being an Emerging Growth Company

          As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

  •
  requirement to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;

  •
  exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

  •
  exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

  •
  exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

  •
  reduced disclosure about executive compensation arrangements.

          We will remain an emerging growth company for five years unless, prior to that time, we have more than $1.0 billion in annual gross revenue, have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year and a determination is made that we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or issue more than $1.0 billion of non-convertible debt over a three-year period, whether or not issued in a registered offering. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related Management's Discussion and Analysis of Financial Condition and Results of Operations and executive compensation disclosure in this prospectus and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

          In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

          As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

Risks Associated with Our Business

          Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

  •
  Our business and future growth depend on our ability to successfully expand the scope of claims reviewed for, and cross-sell additional solutions to, our existing client base.

  •
  Internal improvements to healthcare claims and retail billing processes by our clients could reduce the need for, or revenue generated by, our solutions.

  •
  Healthcare spending fluctuations, simplification of the healthcare delivery and reimbursement system, programmatic changes to the scope of benefits and limitations to payment integrity initiatives could reduce the need for and the price of our solutions.

  •
  We may be materially adversely affected if our clients do not renew their agreements with us, renew at lower performance fee levels, choose to reduce the number of claims reviewed by our solutions, or prematurely terminate their agreements with us, and we are unable to replace any related lost revenue.

  •
  If we are unable to develop new client relationships, it could have a material adverse effect on our business, financial condition and results of operations.

  •
  We may face system interruptions or failures, including cyber-security breaches and other disruptions that could compromise our information.

  •
  We may be adversely affected if we fail to innovate and develop new solutions for our clients or if any such solutions are not adopted by existing and potential clients.

  •
  Any failure to comply with current and future regulatory requirements, including applicable privacy, security and data laws, regulations and standards, could have a material adverse effect on our business, financial condition and results of operations.

  •
  We face significant competition for our solutions and we expect competition to increase.

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  Our outstanding indebtedness could adversely affect our financial condition.

  •
  We are controlled by Advent, as defined below, whose interests may differ from those of our public stockholders.

  •
  We have elected to take advantage of the "controlled company" exemption to the corporate goverance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

          For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled "Risk Factors."

Our Private Equity Sponsor

          Founded in 1984, Advent International Corporation ("Advent") has invested in more than 300 private equity transactions in 40 countries and, as of December 31, 2015, had $29.3 billion in assets under management. Advent's current portfolio is comprised of investments across five sectors: Retail, Consumer & Leisure; Financial and Business Services; Industrial; Technology, Media & Telecoms; and Healthcare. The Advent team includes more than 180 investment professionals across Europe, North America, Latin America and Asia.

          Following the closing of this offering, funds managed by Advent (the "Advent Funds") are expected to own approximately         % of our outstanding common stock, or          %, if the underwriters' option to purchase additional shares is fully exercised. As a result, Advent will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. See "Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock" and "Principal and Selling Stockholders."

Corporate Information

          We were incorporated in Delaware on June 4, 2012, under the name "Husky-C&W Superholdings, Inc." On July 26, 2012, we changed our name to "Strident Superholding, Inc." and on January 28, 2014, we changed our name to "Connolly Superholdings, Inc." On May 14, 2014, we acquired the stock of iHealth Technologies, resulting in the Connolly iHealth Merger, and on September 24, 2015, we changed our name to "Cotiviti Holdings, Inc." Our principal executive offices are located at 115 Perimeter Center Place, Suite 700 Atlanta, GA 30346, and our telephone number is (770) 379-2800. Our corporate website address is www.cotiviti.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

 THE OFFERING

Issuer	Cotiviti Holdings, Inc.
Common stock offered by us	shares of common stock ( shares if the underwriters exercise their option to purchase additional shares in full).
Common stock offered by the selling stockholders	shares of common stock.
Common stock to be outstanding after this offering	shares of common stock ( shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares of common stock	The underwriters have an option to purchase an additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $             million ($             million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus). We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use these net proceeds to repay indebtedness and for general corporate purposes. See "Use of Proceeds."
Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See "Dividend Policy."
Risk Factors

Investing in our common stock involves a high degree of risk. See the "Risk Factors" section of this prospectus beginning on page 18 for a discussion of factors you should carefully consider before investing in our common stock.

Listing	We have applied to have our common stock listed on the NYSE under the symbol "COTV."

          Except as otherwise indicated, the number of shares of our common stock outstanding after this offering:

  •
  excludes             shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $             per share, including stock options that will become vested as a result of the satisfaction of performance-based vesting conditions upon the consummation of this offering;

  •
  excludes an aggregate of             shares of our common stock that will be available for future equity awards under our Cotiviti Holdings, Inc. 2012 Equity Incentive Plan (the "2012 Plan") and our Cotiviti Holdings, Inc. 2016 Equity Incentive Plan (the "2016 Plan");

  •
  gives effect to a             for             stock split of our common stock that will occur prior to the consummation of this offering;

  •
  gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering; and

  •
  assumes no exercise of the underwriters' option to purchase additional shares.

          Unless otherwise indicated, this prospectus assumes an initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

          The following tables set forth our summary historical consolidated financial and other data for the periods as of the dates indicated. We derived the summary consolidated statement of operations data for the years ended December 31, 2015 and 2014 and the balance sheet data as of December 31, 2015 from the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

          On May 14, 2014, we acquired the stock of iHealth Technologies, resulting in the Connolly iHealth Merger. The results of operations of iHealth Technologies have been included in our consolidated financial statements as of and since the date of the Connolly iHealth Merger. As a result, the consolidated financial statements for periods prior to such date are not comparable to subsequent periods. For further details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of our Results of Operations—Connolly iHealth Merger," "Unaudited Pro Forma Consolidated Financial Statements" and Note 1 to our consolidated financial statements included elsewhere in this prospectus.

          Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements," "Capitalization" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

		Year ended December 31,

		2015		2014

		(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Net revenue		$541,343		$441,372
Cost of revenue		204,617		179,088
Selling, general and administrative expenses		136,745		92,537
Depreciation and amortization		74,162		59,771
Transaction-related expenses		1,469		5,745
Impairment of intangible assets		27,826		74,034

Operating income		96,524		30,197
Other expense (income)		68,819		72,826
Income tax expense (benefit)		14,401		(16,804)
Gain on discontinued operations, net of tax		(559)		—

Net income (loss)		$13,863		$(25,825)

Earnings per share:
Basic	$		$
Diluted	$		$
Weighted average shares outstanding:
Basic
Diluted
Unaudited Pro Forma Data(1):
Pro forma earnings per share:
Basic	$		$
Diluted	$		$
Pro forma weighted average shares outstanding:
Basic
Diluted
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities		$63,154		$95,728
Investing activities		(22,581)		(1,091,520)
Financing activities		(8,976)		1,025,872
Other Data:
Operating margin(2)		17.8%		6.8%
Adjusted EBITDA(3)		$203,380		$172,239

	As of December 31, 2015

	Actual		Pro Forma(1)

	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$149,365	$
Total assets	2,167,982
Total long-term debt(4)	1,055,045
Total liabilities	1,380,386
Working capital	123,887
Total stockholders' equity	787,596

(1)
We present certain information on a pro forma basis to give pro forma effect to (i) the sale by us of             shares of common stock in this offering at an initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), less estimated underwriting discounts and commissions and (ii) the application of the net proceeds to be received by us in this offering as described under "Use of Proceeds," which would have reduced our interest expense $             and $             in the years ended December 31, 2015 and 2014, respectively.

The number of shares used in the calculation of pro forma earnings per share includes             shares of common stock being sold in this offering, the proceeds of which will be used to repay indebtedness as described under "Use of Proceeds" and does not include (i)              shares of common stock being sold in this offering, the proceeds of which will be used for general corporate purposes as described under "Use of Proceeds," or (ii)              shares of common stock that will be issued upon the vesting of stock options as a result of the satisfaction of performance-based vesting conditions upon consummation of this offering.

(2)
Represents operating income as a percentage of net revenue.

(3)
We report our financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). To supplement this information, we also use Adjusted EBITDA, a non-GAAP financial measure, in this prospectus. Adjusted EBITDA represents net income (loss) before depreciation and amortization, impairment of intangible assets, interest expense, other non-operating (income) expense such as foreign currency translation, income tax expense (benefit), gain on discontinued operations, transaction-related expenses, stock-based compensation and loss on extinguishment of debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding these adjustments. Management believes Adjusted EBITDA is useful because it provides meaningful supplemental information about our operating performance and facilitates period-to-period comparisons without regard to our financing methods, capital structure or other items that we believe are not indicative of our ongoing operating performance. By providing this non-GAAP financial measure, management believes we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, the determination of Adjusted EBITDA is consistent with the definition of a similar measure in our secured credit facilities other than adjustments for severance costs and non-income based taxes permitted by the secured credit facilities but not considered by management in evaluating our performance using Adjusted EBITDA.

  Our presentation of Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA should not be considered as an alternative to operating income (loss), net income

  (loss), earnings per share or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by these items. Adjusted EBITDA is included in this prospectus because it is a key metric used by management to assess our operating performance.

  Although Adjusted EBITDA is not necessarily a measure of liquidity or our ability to fund our operations, we understand that it is frequently used by securities analysts, investors and other interested parties as a supplemental measure of financial performance within our industry.

  Adjusted EBITDA has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  Adjusted EBITDA does not reflect the impact of stock-based compensation upon our results of operations;

  •
  Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

  •
  Adjusted EBITDA does not reflect our income tax expense (benefit) or the cash requirements to pay our income taxes; and

  •
  other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation.

          The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented:

	Year Ended December 31,

	2015	2014	2014 Pro Forma(a)

	(in thousands)
Net income (loss)	$13,863	$(25,825)	$(18,752)
Depreciation and amortization	74,162	59,771	76,885
Impairment of intangible assets(b)	27,826	74,034	74,034
Interest expense	65,561	51,717	69,103
Other non-operating (income) expense(c)	(826)	(415)	(1,082)
Income tax expense (benefit)	14,401	(16,804)	(13,927)
Gain on discontinued operations, net of tax(d)	(559)	—	—
Transaction-related expenses(e)	1,469	5,745	—
Stock-based compensation(f)	3,399	2,492	2,492
Loss on extinguishment of debt(g)	4,084	21,524	21,524

Adjusted EBITDA	$203,380	$172,239	$210,277

(a)
Refer to "Unaudited Pro Forma Consolidated Financial Statements" included elsewhere in this prospectus for further discussion.

(b)
Represents a $74,034 impairment charge for the year ended December 31, 2014 due to the change in the estimated fair value of our customer relationship intangible asset related to our Medicare Recovery Audit Contractor ("Medicare RAC") contract. Also represents a $27,826 impairment charge during the year ended December 31, 2015 as a result of our rebranding and the related impact to our tradenames. Refer to the notes to our consolidated financial statements included elsewhere in this prospectus for further discussion.

(c)
Represents other non-operating (income) expense that consists primarily of gains and losses on transactions settled in foreign currencies. Income received for certain sub-leases is included herein.

(d)
Represents payment on a $900 note receivable ($559 net of taxes) related to a business that was disposed of in 2012. This note receivable had been reported in the loss on discontinued operations in 2012 upon the sale of that business. Since the date of sale, we have elected to fully reserve the note receivable as the collectability was determined to be uncertain.

(e)
Represents transaction-related expenses that consist primarily of professional services associated with the Connolly iHealth Merger and certain expenses associated with our preparation for this offering.

(f)
Represents expense related to stock-based compensation awards granted to certain employees, officers and non-employee directors as long-term incentive compensation. We recognize the related expense for these awards ratably over the vesting period.

(g)
Represents loss on extinguishment of debt that consists primarily of fees paid and write-offs of unamortized debt issuance costs and original issue discount in connection with the refinancings of our long-term debt in 2014 and the repricing of our long-term debt in 2015.
(4)
Includes the current portion of our long-term debt.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should consider carefully the following risks and all of the information in this prospectus, including our historical financial statements and related notes thereto, included elsewhere in this prospectus, before purchasing our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline, perhaps significantly and you may lose all or part of your investment.

Risks Relating to Our Business

Our business and future growth depend on our ability to successfully expand the scope of claims reviewed for, and cross-sell additional solutions to, our existing client base.

          We expect a significant portion of our future revenue growth to come from expanding the scope of claims we review for, and cross-selling additional solutions to, our existing clients. Our efforts to do so may not be successful. If we are unable to successfully expand the scope of payments reviewed by our solutions for or cross-sell additional solutions to our existing clients, it could have a material adverse effect on our growth and on our business, financial condition and results of operations.

Internal improvements to healthcare claims and retail billing processes by our clients could reduce the need for, and revenue generated by, our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

          We provide solutions that help our clients enhance payment accuracy in an increasingly complex environment. If our clients improve their healthcare claims and retail billing processes, demand for our solutions could be reduced. Since most of our contracts are performance fee based, enhancement of client internal billing processes could reduce the revenue generated by our solutions. With enough time and investment, many of our clients may be able to reduce or resolve recurring payment process complexities and resulting payment inaccuracies. In addition, many of our clients also utilize third party or internal technology, systems and personnel that review transactions before we do, all of which are constantly updated and improved. As the skills, experience and resources of such technology, systems and personnel improve, they may be able to identify payment inaccuracies before using our solutions, which would reduce the payment inaccuracies identified by our solutions and our ability to generate related revenue, which could have a material adverse effect on our business, financial condition and results of operations.

Healthcare spending fluctuations, simplification of the healthcare delivery and reimbursement system, programmatic changes to the scope of benefits and limitations to payment integrity initiatives could reduce the need for and the price of our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

          Our solutions improve our clients' ability to accurately pay healthcare claims and prevent or recover inaccurate payments, which often are a result of complexities in the healthcare claims payment system. Although the healthcare benefit and payment system continues to grow in complexity due to factors such as increased regulation and increased healthcare enrollment, the need for our solutions, the price clients are willing to pay for them and/or the scope and profitability of the solutions that we provide to our clients could be negatively affected by, among other things:

  •
  simplification of the U.S. healthcare delivery and reimbursement systems, either through shifts in the commercial healthcare marketplace or through legislative or regulatory changes at the federal or state level;

  •
  reductions in the scope of private sector or government healthcare benefits (for example, decisions to eliminate coverage of certain services);

  •
  the transition of healthcare beneficiaries from fee-for-service plans to value-based plans;

  •
  the adoption of healthcare plans with significantly higher deductibles;

  •
  limits placed on payment integrity initiatives, including the Medicare RAC program; and

  •
  lower than projected growth in private health insurance or the various Medicare and Medicaid programs, including Medicare Advantage.

          Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

If our existing clients do not renew their agreements with us, renew at lower performance fee levels, choose to reduce the number of claims reviewed by our solutions, or prematurely terminate their agreement with us, and we are unable to replace any related lost revenue, it could have a material adverse effect on our business, financial condition and results of operation.

          We historically have derived, and expect in the future to derive, a significant portion of our revenue from our existing clients and, accordingly, we are reliant on ongoing renewals of our agreements with existing clients. As a result, maintaining a high renewal rate is critical to our future growth and our business, financial condition and results of operations. We may experience significantly more difficulty than we anticipate in renewing our existing client agreements. Factors that may affect the renewal rate for our services and our ability to sell additional solutions include:

  •
  the price, performance and functionality of our solutions;

  •
  the availability, price, performance and functionality of competing solutions;

  •
  our clients' perceived ability to review claims accurately using their internal resources;

  •
  our ability to develop complementary solutions;

  •
  our continued ability to access the data necessary to enable us to effectively develop and deliver new solutions to clients;

  •
  the stability and security of our platform;

  •
  changes in healthcare laws, regulations or trends; and

  •
  the business environment of our clients.

          Contracts with our clients generally have stated terms of one to five years. Our clients have no obligation to renew their contracts for our services after the term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, may renew with a reduced scope of services, may choose to discontinue one or more services under an existing contract, may exercise flexibilities within their contracts to adjust service volumes, or may terminate the agreement prior to its contracted completion date, if any, which could reduce our revenue from these clients. If our clients fail to renew their agreements, renew their agreements upon less favorable terms, at lower performance fee levels or for fewer services, fail to purchase new services from us, or terminate their agreements with us, and we are unsuccessful in generating significant revenue from new or other existing clients to replace any lost revenue, our growth may be constrained and our revenue may decline which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop new client relationships, it could have a material adverse effect on our business, financial condition and results of operations.

          As part of our strategy, we seek to develop new client relationships, principally among healthcare payers. Our ability to develop new relationships depends on a variety of factors, including the quality and performance of our solutions, as well as the ability to market and sell our solutions effectively and differentiate ourselves from our competitors. We may not be successful in developing new client relationships. If we are unable to develop new client relationships, it could have a material adverse effect on our business, financial condition and results of operations.

We have long sales and implementation cycles for many of our solutions and if we fail to close sales after expending time and resources on the sales process, or if we experience delays in implementing the solutions we sell, it could have a material adverse effect on our business, financial condition and results of operations.

          Potential clients generally perform a thorough evaluation of available payment accuracy solutions and require us to expend time, effort and money educating them as to the value of our solutions prior to entering into a contract with them. We may expend significant funds and management resources during the sales cycle and ultimately fail to close the sale. Our sales cycle may be extended due to our clients' budgetary constraints or for other reasons. In addition, following a successful sale, the implementation of our systems frequently involves a lengthy process, as we integrate our technology with the new client's technology and learn the new client's business, operations and billing processes and preferences. If we are unsuccessful in closing sales after expending funds and management resources or if we experience delays in such sales or in implementing our solutions, it could have a material adverse effect on our business, financial condition and results of operations.

System interruptions or failures could expose us to liability and have a material adverse effect on our business, financial condition and result of operations.

          Our data and operations centers are essential to our business, which depends on our ability to maintain and protect our information systems. In addition, our operations are spread across the United States, Canada, the United Kingdom and India and we rely heavily on technology to communicate internally and efficiently perform our services. We have implemented measures that are designed to mitigate the potential adverse effects of a disruption, relocation or change in operating environment; however, we cannot provide assurance that the situations we plan for and the amount of insurance coverage that we maintain will be adequate in any particular case. In addition, despite system redundancy and security measures, our systems and operations are vulnerable to damage or interruption from, among other sources:

  •
  power loss, transmission cable cuts and telecommunications failures;

  •
  damage or interruption caused by fire, earthquake and other natural disasters;

  •
  attacks by hackers or nefarious actors;

  •
  human error;

  •
  computer viruses and other malware, or software defects; and

  •
  physical break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control.

          If we encounter a business interruption, if we fail to effectively maintain our information systems, if it takes longer than we anticipate to complete required upgrades, enhancements or integrations or if our business continuity plans and business interruption insurance do not effectively compensate on a timely basis, we could suffer operational disruptions, disputes with clients, civil or criminal penalties, regulatory problems, increases in administrative expenses, loss of our ability to produce timely and accurate financial and other reports or other adverse consequences, any of which could have a material adverse effect on our business, financial condition and results of operations.

We obtain and process a large amount of sensitive data. Our systems and networks may be subject to cyber-security breaches and other disruptions that could compromise our information. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business, financial condition and results of operations.

          We use, obtain and process large amounts of confidential, sensitive and proprietary data, including protected health information ("PHI") subject to regulation under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and personally identifiable information ("PII") subject to state and federal privacy, security and breach notification laws. The secure processing and maintenance of this information is critical to our operations and business strategy. We face risks associated with new and untested personnel, processes and technologies which have recently been implemented to augment our security and privacy management programs. If our security measures or those of the third party vendors we use who have access to this information are inadequate or are breached as a result of third party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery or otherwise, and, as a result, someone obtains unauthorized access to sensitive information, including PHI and PII, on our systems or our providers' systems, our reputation and business could be damaged. We cannot guarantee that our security efforts will prevent breaches or breakdowns to our or our third party vendors' databases or systems. The occurrence of any of these events could cause our solutions to be perceived as vulnerable, cause our clients to lose confidence in our solutions, negatively affect our ability to attract new clients and cause existing clients to terminate or not renew our solutions. If the information is lost, improperly disclosed or threatened to be disclosed, we could incur significant liability and be subject to regulatory scrutiny and penalties. Furthermore, we could be forced to expend significant resources in response to a security breach, including investigating the cause of the breach, repairing system damage, increasing cyber-security protection costs by deploying additional personnel and protection technologies, notifying and providing credit monitoring to affected individuals, paying regulatory fines and litigating and resolving legal claims and regulatory actions, all of which could increase our expenses and divert the attention of our management and key personnel away from our business operations.

          In addition, if our own confidential business information were improperly disclosed, our business could be materially adversely affected. A core aspect of our business is the reliability and security of our technology platform. Any perceived or actual breach of security could have a significant impact on our reputation as a trusted brand, cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, and expose us to legal risk and potential liability. Any security breach at a third party vendor providing services to us could have similar effects. Any breach or disruption of any systems or networks on which we rely could have a material adverse effect on our business, financial condition and results of operations.

If we fail to innovate and develop new solutions, or if these new solutions are not adopted by existing and potential clients, it could have a material adverse effect on our business, financial condition and results of operations.

          Our results of operations and continued growth will depend on our ability to successfully develop and market new solutions that our existing and potential clients are willing to adopt. We cannot provide assurance that our new or modified solutions will be responsive to client preferences or industry changes, or that the product and service development initiatives we prioritize will yield the gains that we anticipate, if any.

          If we are unable to predict market preferences or if our industry changes, or if we are unable to modify our solutions on a timely basis, we may lose clients or fail to attract new clients. If existing clients are not willing to adopt new solutions, or if potential clients do not value such new solutions, it could have a material adverse effect on our business, financial condition and results of operations.

Certain of our activities present the potential for identity theft or similar illegal behavior by our employees or contractors with respect to third parties, which could have a material adverse effect on our business, financial condition and results of operations.

          Our solutions involve the use and disclosure of personal information that in some cases could be used to impersonate third parties or otherwise improperly gain access to their data or funds. If any of our employees or contractors take, convert or misuse such information, or we experience a data breach creating a risk of identity theft, we could be liable for damages and our business reputation could be damaged. In addition, we could be perceived to have facilitated or participated in illegal misappropriation of documents or data and, therefore, be subject to civil or criminal liability. In addition, federal and state regulators may take the position that a data breach or misdirection of data constitutes an unfair or deceptive act or trade practice. We also may be required to notify individuals affected by any data breaches. Further, a data breach or similar incident could impact the ability of our clients that are creditors to comply with the federal "red flags" rules, which require the implementation of identity theft prevention programs to detect, prevent and mitigate identity theft in connection with client accounts, which could be costly. If data utilized in our solutions are misappropriated for the purposes of identity theft or similar illegal behavior, it could have a material adverse effect on our reputation, business, financial condition and results of operations.

If we fail to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party service providers that utilize sensitive personal information on our behalf, it could have a material adverse effect on our reputation, business, financial condition and results of operations.

          In order to provide our services and solutions, we often receive, process, transmit and store PHI and PII of individuals, as well as other financial, confidential and proprietary information belonging to our clients and third parties from which we obtain information (e.g., private insurance companies, financial institutions, etc.). The receipt, maintenance, protection, use, transmission, disclosure and disposal of this information is regulated at the federal, state, international and industry levels and we are also obligated by our contractual requirements with customers. These laws, rules and requirements are subject to frequent change. Compliance with new privacy and security laws, regulations and requirements may result in increased operating costs and may constrain or require us to alter our business model or operations. For example, we are subject to federal regulation as a result of the Final Omnibus Privacy, Security, Breach Notification and Enforcement Rules (the "Omnibus Final Rule") amendments to the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and

Clinical Health Act of 2009. We collectively refer to these acts and their implementing federal regulations, including the Omnibus Final Rule, as "HIPAA."

          HIPAA establishes privacy and security standards that limit our use and disclosure of PHI and requires us to implement administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of PHI, as well as notify our covered entity customers of breaches of unsecured PHI and security incidents. HIPAA also imposes direct penalties on us for violations of its requirements. In addition to HIPAA, we are also subject to varying state laws governing the use and disclosure of PII, including medical record information, as well as state laws requiring notification in case of a breach of such information. The Omnibus Final Rule significantly increased the risk of liability to us, our business associates and subcontractors by making us directly subject to many of HIPAA's requirements and made more incidents of inadvertent disclosure reportable and subject to penalties.

          We act as a business associate to our covered entity customers because we collect, use, disclose and maintain PHI in order to provide services to these customers. HIPAA requires us to enter into satisfactory written business associate agreements with our covered entity customers, which contain specified written assurances that we will safeguard PHI that we create or access and will fulfill other material obligations. Under the Omnibus Final Rule, we may be held directly liable under our business associate agreements and HIPAA for any violations of HIPAA. Therefore, we could face contractual liability with our customers as well as liability to the government under HIPAA if we do not comply with our business associate obligations and those provisions of HIPAA that are applicable to us. While we take measures to comply with applicable laws and regulations as well as our own posted privacy policies, such laws, regulations and related legal standards for privacy and security continue to evolve and any failure or perceived failure to comply with applicable laws, regulations and standards may result in threatened or actual proceedings, actions and public statements against us by government entities, private parties, consumer advocacy groups or others, or could cause us to lose clients, which could have a material adverse effect on our business, financial condition and results of operations. The penalties for a violation of HIPAA are significant and, if imposed, could have a material adverse effect on our business, financial condition and results of operations. While we have included protections in our contracts with our third party service providers, as required by the Omnibus Final Rule, we have limited oversight or control over their actions and practices. In addition, we could also be exposed to data breach risk if there is unauthorized access to one of our or our subcontractors' secured facilities or from lost or stolen laptops, other portable media from current or former employee theft of data containing PHI, from misdirected mailings containing PHI, or other forms of administrative or operational error. HHS is currently conducting audits to assess HIPAA compliance efforts by covered entities and business associates. An audit resulting in findings or allegations of noncompliance could have a material adverse effect on our results of operations, financial position and cash flows.

          Noncompliance or findings of noncompliance with applicable laws, regulations or requirements, or the occurrence of any privacy or security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive personal information, whether by us or by one of our third party service providers, could have a material adverse effect on our reputation and business, including, among other consequences, mandatory disclosure to the media, loss of existing or new customers, significant increases in the cost of managing and remediating privacy or security incidents and material fines, penalties and litigation awards, any of which could have a material adverse effect on our results of operations, financial position and cash flows. Further, if such laws and regulations are not enforced equally against other competitors in a particular market, our compliance with such laws may put us a competitive disadvantage vis-à-vis competitors who do not comply with such requirements.

          We have clients throughout all 50 states and our solutions may contain healthcare information of patients located across all 50 states. Therefore, we may be subject to the privacy laws of each such state, which vary from state to state and, in some cases, can impose more restrictive requirements than federal law. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California's patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI or PII, along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.

          The following legal and regulatory developments also could have a material adverse effect on our business, financial condition and results of operations:

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  amendment, enactment, or interpretation of laws and regulations that restrict the access and use of personal information and reduce the supply of data available to clients;

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  changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our solutions;

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  failure of our solutions to comply with current laws and regulations; and

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  failure of our solutions to adapt to changes in the regulatory environment in an efficient, cost-effective manner.

Changes in the United States healthcare environment, or in laws relating to healthcare programs and policies, and steps we take in anticipation of such changes, particularly as they relate to the Affordable Care Act and Medicare and Medicaid programs, could have a material adverse effect on our business, financial condition and results of operations.

          The healthcare industry in the United States is subject to a multitude of changing political, economic and regulatory influences that affect every aspect of our healthcare system. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (the "Affordable Care Act"), made major changes in how healthcare is delivered and reimbursed, and generally increased access to health insurance benefits to the uninsured and underinsured population of the United States. Among other things, the Affordable Care Act increased the number of individuals with Medicaid and private insurance coverage, implemented reimbursement policies that tie payment to quality, facilitated the creation of accountable care organizations that may use capitation and other alternative payment methodologies, strengthened enforcement of fraud and abuse laws and encouraged the use of information technology. However, many of these changes require implementing regulations which have not yet been drafted or have been released only as proposed rules. Until the Affordable Care Act is fully implemented, it will be difficult to predict its full impact and influence on the healthcare industry. In addition, there have been and continue to be a number of legislative and regulatory initiatives to contain healthcare costs, reduce federal and state government spending on healthcare products and services and limit or restrict the scope of the Medicare RAC program and other program integrity initiatives.

          We have made and intend to continue to make investments in personnel, infrastructure and product development, as well as in the overall expansion of the services that we offer to support existing and new clients as they implement the requirements of the Affordable Care Act. However, future changes to the Affordable Care Act and to the Medicare and Medicaid programs and other federal or state healthcare reform measures may lower reimbursement rates, establish new payment models, increase or decrease government involvement in healthcare, decrease the Medicare RAC program and otherwise change the operating environment for us and our clients. If efforts to waive, modify or otherwise change the Affordable Care Act, in whole or in part, are successful, if we are unable to adapt our solutions to meet changing requirements or expand service delivery into new areas, or the demand for our solutions is reduced as a result of healthcare organizations' reactions to changed circumstances and financial pressures, it could have a material adverse effect on our business, financial condition and results of operations.

          Healthcare organizations may react to such changed circumstances and financial pressures, including those surrounding the implementation of the Affordable Care Act, by taking actions such as curtailing or deferring their retention of service providers like us, which could reduce the demand for our solutions and, in turn, have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our revenue comes from a limited number of clients, and the loss of one or more of these clients could have a material adverse effect on our business, financial condition and results of operations.

          We generate a significant portion of our revenue from a limited number of large clients. Our first-, second- and third-largest clients accounted for approximately 14%, 10% and 8% of our revenue for the year ended December 31, 2015. In addition, our ten largest clients, in the aggregate, accounted for approximately 59% of our revenue for the year ended December 31, 2015. The engagement between these clients and us generally is covered through a master services agreement with multiple separate statements of work ("SOWs"), each with different and/or staggered terms, generally ranging from one to three years. In addition, we also rely on our reputation and recommendations from key clients to promote our solutions to potential new clients. Accordingly, if any of these clients fail to renew or terminate their existing contracts or their SOWs with us, it could have a material adverse effect on our business, financial condition and results of operations.

Consolidation among healthcare payers or retailers could have a material adverse effect on our business, financial condition and results of operations.

          The healthcare and retail industries have recently undergone significant consolidation and further consolidation could occur in the future. When companies consolidate, services provided by more than one provider may be consolidated and purchased from a single provider or they may renegotiate or not renew their existing contractual arrangements, which could lead to the loss of a client. Overlapping services that were previously purchased separately typically are purchased only once by the combined entity, resulting in loss of revenue for the service provider. If our clients merge with or are acquired by other entities that are not our clients, they may discontinue their use of our services or renegotiate the terms of our agreements. In addition, if an existing client of ours merges with or is acquired by a company that does not use payment accuracy solutions, we could lose our existing client, which could have a material adverse effect on our business, financial condition and results of operations.

The healthcare payment accuracy market is relatively new and unpenetrated, and if it does not develop or if it develops more slowly than we expect, it could have a material adverse effect on our business, financial condition and results of operations.

          The healthcare payment accuracy market is relatively new and the overall market opportunity remains relatively unpenetrated. It is uncertain whether the healthcare payment accuracy market will achieve and sustain high levels of demand, client acceptance and market adoption. Our success will depend to a substantial extent on the willingness of our clients to use, and to increase the frequency and extent of their utilization of, our solutions, as well as on our ability to demonstrate the value of payment accuracy solutions to healthcare payers and government agencies. If our clients do not perceive the benefits of our solutions, then our market may not continue to develop, or it may develop more slowly than we expect. If any of these events occurs, it could have a material adverse effect on our business, financial condition and results of operations.

Negative publicity concerning the healthcare payment accuracy industry or patient confidentiality and privacy could limit the future growth of the healthcare payment accuracy market.

          Our payment accuracy solutions help prevent and recover improper payments made to healthcare providers. As a result, healthcare providers and others have criticized the healthcare payment accuracy industry and have hired lobbyists to discredit the reported success that payment accuracy solutions have had in improving the accuracy of payments. Further, negative publicity regarding patient confidentiality and privacy could limit market acceptance of our healthcare solutions. Many consumer advocates, privacy advocates and government regulators believe that the existing laws and regulations do not adequately protect privacy. They have become increasingly concerned with the use of personal information. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. If healthcare providers, privacy advocates and others are successful in creating negative publicity for the healthcare payment accuracy industry, government and private healthcare payers could hesitate to contract with payment accuracy providers, such as us, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

We face significant competition for our solutions and we expect competition to increase.

          Competition among providers of healthcare payment accuracy solutions to U.S. healthcare insurance companies is strong and we may encounter additional competition as new competitors enter this area.

          Our current healthcare solutions competitors include:

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  other payment accuracy vendors, including vendors focused on discrete aspects of the healthcare payment accuracy process;

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  fraud, waste and abuse claim edit and predictive analysis companies;

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  primary claims processors;

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  numerous regional utilization management companies;

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  in-house payment accuracy capabilities;

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  Medicare RACs; and

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  healthcare consulting firms and other third party liability service providers.

          In addition, our competition for retail solutions consists of one main competitor, PRGX Global, Inc. ("PRGX") and a number of smaller companies that do not have a material market share of the retail payment accuracy market.

          Many of the payment accuracy solutions we provide are being targeted by competitors, and their success in attracting business or winning contract bids could adversely affect our business. In certain cases, our competitors and potential competitors have significantly greater resources and market recognition than we have and may be in a position to bundle services that compete with our product and services offerings, or may be able to devote greater resources to the sale of their services and to developing and implementing new and improved systems and solutions for the clients that we serve.

          We cannot provide assurance that we will be able to compete successfully against existing or new competitors. In addition, we may be forced to lower our pricing or the demand for our solutions may decrease as a result of increased competition. Further, a failure to be responsive to our existing and potential clients' needs could hinder our ability to maintain or expand our client base, hire and retain new employees, pursue new business opportunities, complete future acquisitions and operate our business effectively. Any inability to compete effectively could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect our proprietary technology, information, processes and know-how, the value of our solutions may be diminished, which could have a material adverse effect on our business, financial condition and results of operations.

          We rely significantly on proprietary technology, information, processes and know-how that are not subject to patent or copyright protection. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors or other parties, as well as through other security measures. These agreements and security measures may be inadequate to deter misappropriation of intellectual property and may be insufficient to protect our proprietary information. Misappropriation of our intellectual property by third parties, or any disclosure or dissemination of our business intelligence, queries, algorithms and other similar information by any means, could undermine competitive advantages we currently derive or may derive therefrom. Any of these situations could result in our expending significant time and incurring expense to enforce our intellectual property rights. Although we have taken measures to protect our proprietary rights, others may compete with our business by offering solutions or services that are substantially similar to ours. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties or our employees, the value of our solutions, brand and other intangible assets may be diminished and competitors may be able to more effectively offer solutions that have the same or similar functionality as our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to protect our intellectual property rights.

          Our success depends in part on our ability to protect our proprietary software, confidential information and know-how, technology and other intellectual property and intellectual property rights. To do so, we rely generally on copyright, trademark and trade secret laws, confidentiality and invention assignment agreements with employees and third parties, and license and other agreements with consultants, vendors and clients. There can be no assurance that employees, consultants, vendors and clients have executed such agreements or have not breached or will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Additionally, we monitor our use of open source software to avoid uses that would require us to disclose our proprietary source code or violate applicable open source licenses, but if we engaged in such uses inadvertently, we could be required to take remedial action or release certain of our proprietary source code. These scenarios could have a material adverse effect on our business, financial condition and results of operations. In addition, despite the protections we do place on our intellectual property, a third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. In addition, agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

          Pursuant to our initial strategy regarding intellectual property protection, we currently hold one patent that does not apply to our current solutions. As we begin to pursue additional patents, we might not be able to obtain meaningful patent protection for our technology. In addition, if any additional patents are issued in the future, they might not provide us with any competitive advantages or might be successfully challenged by third parties.

          We rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. Further, the theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our services and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information.

          We rely on our trademarks, service marks, trade names and brand names to distinguish our services from the services of our competitors and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services, which could result in loss of brand recognition and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. Additionally, if we expand our focus to the international payment accuracy market, there is no guarantee that our trademarks, service marks, trade names and brand names will be adequately protected.

Our ability to obtain, protect and enforce our intellectual property rights is subject to uncertainty as to the scope of protection, registerability, patentability, validity and enforceability of our intellectual property rights in each applicable jurisdiction, as well as the risk of general litigation or third party oppositions.

          Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, if we expand our business into markets outside of the United States, our intellectual property rights may not receive the same degree of protection as they would in the United States because of the differences in foreign trademark and other laws concerning proprietary rights. Governments may adopt regulations, and government agencies or courts may render decisions, requiring compulsory licensing of intellectual property rights. When we seek to enforce our intellectual property rights we may be subject to claims that the intellectual property rights are invalid or unenforceable. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property rights. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government regulation and our clients' contracts are subject to audit and investigation rights. Any violation of the laws and regulations applicable to us or a negative audit or investigation finding could have a material adverse effect on our business, financial condition and results of operations.

          Much of our business is regulated by the federal government and the states in which we operate. The laws and regulations governing our operations generally are intended to benefit and protect individual citizens, including government program beneficiaries, health plan members and providers, rather than stockholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer and how we interact with our clients, providers, other healthcare payers and the public. We are subject, on an ongoing basis, to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations. Increased involvement by us in analytic or audit work that can have an impact on the eligibility of individuals for medical coverage or specific benefits could increase the likelihood and incidence of our being subjected to scrutiny or legal actions by parties other than our clients, based on alleged mistakes or deficiencies in our work, with significant resulting costs and strain on our resources.

          In addition, because we receive payments from federal and state governmental agencies, we are subject to various laws, including the Federal False Claims Act and similar state statutes, which permit government law enforcement agencies to institute suits against us for violations and, in some cases, to seek double or treble damages, penalties and assessments. In addition, private citizens, acting as whistleblowers, can sue on behalf of the government under the "qui tam" provisions of the Federal False Claims Act and similar statutory provisions in many states.

          The expansion of our operations into new products and services may further expose us to requirements and potential liabilities under additional statutes and legislative schemes that previously have not been relevant to our business, such as banking statutes, that may both increase demands on our resources for compliance activities and subject us to potential penalties for noncompliance with statutory and regulatory standards.

          If the government discovers improper or illegal activities in the course of audits or investigations, we may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions and debarment from doing business with the government. Such risks, particularly under the Federal False Claims Act and similar state fraud statutes, have increased in recent years due to legislative changes that have (among other amendments) expanded the definition of a false claim to include, potentially, any unreimbursed overpayment received from, or other monetary debt owed to, a government agency. If we are found to be in violation of any applicable law or regulation, or if we receive an adverse review, audit or investigation, any resulting negative publicity, penalties or sanctions could have an adverse effect on our reputation in the industry, impair our ability to compete for new contracts and have a material adverse effect on our business, financial condition and results of operations.

Federal or state governments may limit or prohibit the outsourcing of certain services or functions, or may refuse to grant consents and/or waivers necessary to permit private entities, such as us, to perform certain elements of government programs or functions, such as healthcare claim auditing, or there may be state or federal limitations placed on the ability of the government to award contracts to private companies that use non-U.S. personnel, such as us, which could have a material adverse effect on our business, financial condition and results of operations.

          Federal or state governments could limit or prohibit private contractors like us from operating or performing elements of certain government functions or programs. State or local governments could be required to operate such programs with government employees as a condition of receiving federal funding. Moreover, under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver, the state or local agency will be unable to outsource that function to a private entity. Such a situation could eliminate a contracting opportunity or reduce the value of an existing contract.

          In addition, the federal government and a number of states have considered laws and/or issued rules and orders that would limit, restrict or wholly prohibit the use of non-U.S. labor in performance of government contracts, or impose sanctions for the use of such resources. Some of our clients have already chosen to contractually limit or restrict our ability to use non-U.S. resources. We employ personnel and occasionally engage vendors located outside of the United States, and while we endeavor to only employ non-U.S. personnel and vendors where appropriate and permissible, any such limitations or restrictions could require us to repatriate work currently being done outside the U.S. or prevent us from having additional work done outside the United States, raise our costs of doing business, expose us to unexpected fines or penalties, increase the prices we must charge to clients to realize a profit and eliminate or significantly reduce the value of existing contracts or potential contract opportunities, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on effective information processing systems that are compliant with current HIPAA transaction and code set standards and the integrity of the data in, and operations of, our information systems, as well as those of other entities that provide us with data or receive data from us.

          Our ability to conduct our operations and accurately report our financial results depends on the integrity of the data in our information systems and the integrity of the processes performed by those systems. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs, satisfy client requests and handle and enable our expansion and growth. Despite our testing and quality control measures, we cannot be certain that errors or system deficiencies will not be found and that remediation can be done in a timeframe that is acceptable to our clients or that client relationships will not be impaired by the occurrence of errors or the need for remediation. In addition, implementation of upgrades and enhancements may cost more, take longer or require more testing than originally expected. Given the large amount of data we collect and manage, it is possible that hardware failures, errors or technical deficiencies in our systems could result in data loss or corruption or cause the information that we collect, utilize or disseminate to be incomplete or contain inaccuracies that our clients regard as significant.

          Moreover, because many of the services we furnish to clients involve submitting high volumes of monetary claims to third parties and processing payments from them, the efficiency and effectiveness of our own operations are to some degree dependent on the claims processing systems of these third parties and their compliance with any new transaction and code set standards. Since October 1, 2015, health plans, commercial payers and healthcare providers have been required to transition to the new ICD-10 coding system, which greatly expands the number and detail of diagnosis codes used for inpatient, outpatient and physician claims. The transition to the new transaction and code set standard is expensive, time-consuming and may initially result in disruptions or delays as we and other stakeholders make necessary system adjustments to be fully compliant and capable of exchanging data.

          In addition, we may experience delays in processing claims and therefore earning our fees if the third parties with whom we work are not in full compliance with these new standards in the required timeframe. Claims processing systems failures, incapacities or deficiencies internal to these third parties could significantly delay or obstruct our ability to recover money for our clients, and thereby interfere with our performance under our contracts and our ability to generate revenue from those contracts in the timeframe we anticipate, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Our services could become subject to new, revised, or enhanced regulatory requirements in the future, which could result in increased costs, could delay or prevent our introduction of new solutions, or could impair the function or value of our existing solutions, which could have a material adverse effect on our business, financial condition and results of operations.

          The healthcare industry is highly regulated on the federal, state and local levels, and is subject to changing legislative, regulatory, political and other influences. Changes to existing laws and regulations, or the enactment of new federal and state laws and regulations affecting the healthcare industry, could create unexpected liabilities for us, could cause us or our clients to incur additional costs and could restrict our or our clients' operations. Many healthcare laws are complex, subject to frequent change and dependent on interpretation and enforcement decisions from government agencies with broad discretion. The application of these laws to us, our clients, or the specific services and relationships we have with our clients is not always clear. In addition, federal and state legislatures periodically have considered programs to reform or amend the U.S. healthcare system at both the federal and state level, such as the enactment of the Affordable Care Act. Our failure to anticipate accurately the application of these laws and similar or future laws and regulations, or our failure to comply with them, could create liability for us, result in adverse publicity and have a material adverse effect on our business, financial condition and results of operations.

          Our services may become subject to new or enhanced regulatory requirements and we may be required to change or adapt our services in order to comply with these regulations. For example, the introduction of the new ICD-10 coding framework in 2015, could present additional challenges for our business, including requiring us to allocate resources to training and upgrading our systems. If we fail to successfully implement the new ICD-10 coding framework, it could adversely affect our ability to offer services deemed critical by our clients, which could have a material adverse effect on our business, financial condition and results of operations. New or enhanced regulatory requirements may render our solutions obsolete or prevent us from performing certain services. Further, new or enhanced regulatory requirements could impose additional costs on us, thereby making existing solutions unprofitable, and could make the introduction of new solutions more costly or time consuming than we anticipate, which could have a material adverse effect on our business, financial condition and results of operations.

We may be precluded from bidding on and/or performing certain work due to other work that we perform, which could have a material adverse effect on our business, financial condition and results of operations.

          Various laws, regulations and administrative policies prohibit companies from performing work for government agencies in capacities that might be viewed to create an actual or perceived conflict of interest. In particular, CMS has stringent conflict of interest rules, which limit our bidding for work that might conflict, or be perceived by CMS to conflict, with contractual work for CMS. State governments and managed care organizations also have conflict of interest restrictions that could limit our ability to bid for certain work. Conflict of interest rules and standards change frequently and are subject to varying interpretations and varying degrees and consistency of enforcement at the federal, state and municipal levels, and we cannot provide assurance that we will be successful in navigating these restrictions.

          The expansion and diversification of our business operations increases the possibility that clients or potential clients will perceive conflicts of interest between our various subsidiaries, products, services, activities and client relationships. Such conflicts, whether real or perceived, could result in loss of contracts or require us to divest ourselves of certain existing business in order to qualify for new contract awards. We may be required to adjust our current management and personnel structure, as well as our corporate organization and entity structure, in order to appropriately mitigate conflicts and otherwise accommodate our needs as a company that is expanding in size and complexity. Our failure to devote sufficient care, attention and resources to managing these adjustments may result in technical or administrative errors that could expose us to potential liability or adverse regulatory action. If we are prevented from expanding our business due to real or perceived conflicts of interest, it could have a material adverse effect on our business, financial condition and results of operations.

We obtain a portion of our business through submitting responses to requests for proposals ("RFPs"). Future contracts may not be awarded through this process on the same level and we may not re-procure certain contracts.

          In order to market our solutions to clients, we sometimes are required to respond to RFPs to compete for a contract. This requires that we accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations and the likely terms of any proposals submitted by our competitors. We also must assemble and submit a large volume of information within a RFP's rigid timetable, and our ability to provide timely and complete responses to RFPs will greatly impact our business. Should any part of our business suffer a negative event, for example, a client dispute or a government inquiry, we may be required to disclose the occurrence of that event in a RFP, which could impact our ability to win the contract at issue. We cannot provide assurance that we will continue to obtain contracts in response to RFPs, that we will be successful in reentering into contracts after they expire, or that our proposals will result in profitable contracts. In addition, if we are unable to win particular contracts, we may be precluded from entering certain markets for a number of years. If we are unable to consistently win new contract awards or renew expiring contracts over any extended period, it could have a material adverse effect on our business, financial condition and results of operations.

If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts, which could have a material adverse effect on our business, financial condition and results of operations.

          Our client contracts are generally performance-fee based. We receive a fee for such contracts based on the payment inaccuracies that we prevent for our prospective solutions clients, or the recoveries received by our retrospective solutions and retail clients. Our ability to earn a profit on a performance fee contract requires that we accurately estimate the costs involved and outcomes likely to be achieved and assess the probability of completing multiple tasks and transactions within the contracted time period.

          We derive a relatively small portion of our revenue on a "fee-for-service" basis whereby billing is based upon a flat fee or a fee per hour. To earn a profit on these contracts, we must accurately estimate costs involved and assess the probability of achieving certain milestones within the contracted time period. If we do not accurately estimate the costs and timing for completing projects, or if we encounter increased or unexpected costs, delays, failures, liabilities or risks, including those outside of our control, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Although we believe that we have recorded adequate provisions in our financial statements for losses on our fee-for-service contracts where applicable, as required under GAAP, we cannot provide assurance that our contract provisions will be adequate to cover all actual future losses. The inability to accurately estimate the factors upon which we base our contract pricing could have a material adverse effect on business, financial condition and results of operations.

          In addition, some of our client contracts guarantee that we will achieve certain performance levels. If we are unsuccessful in reaching our committed performance thresholds, we may have to provide the client with service credits or reduce our fees for such review, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to execute on business plans will be negatively impacted if we fail to properly manage our growth, which could have a material adverse effect on our business, financial condition and results of operations.

          In recent years, our size and the scope of our business operations have expanded rapidly, particularly as a result of the Connolly iHealth Merger, and we expect that we will continue to grow and expand into new areas within the healthcare industry; however, such growth and expansion carries costs and risks that, if not properly managed, could have a material adverse effect on our business, financial condition and results of operations. To effectively manage our business plans, we must continue to improve our operations, while remaining competitive. We must also be flexible and responsive to our clients' needs and to changes in the political, economic and regulatory environment in which we operate. The greater size and complexity of our expanding business puts additional strain on our administrative, operational and financial resources and makes the determination of optimal resource allocation more difficult. A failure to anticipate or properly address the demands that our growth and diversification may have on our resources and existing infrastructure may result in unanticipated costs and inefficiencies and could negatively impact our ability to execute on our business plans and growth goals, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully complete the integration of the Connolly and iHealth Technologies businesses and realize any synergies that we anticipate, which could have a material adverse effect on our business, financial condition and results of operations.

          Our ability to achieve the anticipated benefits of the Connolly iHealth Merger and the success of our combined companies will depend in part upon whether we can complete the integration of the predecessor businesses in an effective and efficient manner. Our ability to integrate the predecessor businesses and realize the long-term synergies that we anticipate is subject to a number of uncertainties, many of which are related to conditions beyond our control, such as general negative economic trends and competition. We may also encounter ongoing difficulties in effectively implementing our combined business plan and in implementing operational, accounting and technology policies, processes and systems for the combined business, in integrating the cultures of each of the predecessor businesses, in cross-selling our solutions to the existing clients of the predecessor businesses and in the impairment of acquired intangible assets, including goodwill. An inability to effectively deal with any of the aforementioned difficulties in a timely and effective manner may result in our failing to fully realize the anticipated benefits of the Connolly iHealth Merger, including anticipated synergies, and could have a material adverse effect on our business, financial condition and results of operations. Further, the time and energy management has spent and will continue to spend in integrating Connolly and iHealth Technologies may divert the attention of management away from the core operations of the business.

If we do not successfully integrate future acquisitions or strategic partnerships that we may enter into, we may not realize the anticipated benefits of any such acquisitions or partnerships, which could have a material adverse effect on our business, financial condition and results of operations.

          We expect to pursue future acquisitions in order to expand and diversify our business. We may also form strategic partnerships with third parties that we believe will complement or augment our existing business. We cannot, however, provide assurance that we will be able to identify any potential acquisition or strategic partnership candidates, consummate any additional acquisitions or enter into any strategic partnerships or that any future acquisitions or strategic partnerships will be successfully integrated or will be advantageous to us. Entities we acquire may not achieve the revenue and earnings we anticipate or their liabilities may exceed our expectations. We could face integration issues pertaining to the internal controls and operational functions of the acquired companies and we also could fail to realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Client dissatisfaction or performance problems with a particular acquired entity or resulting from a strategic partnership could have a material adverse effect on our reputation as a whole. We may be unable to profitably manage any acquired entities, or we may fail to integrate them successfully without incurring substantial expenses, delays or other problems. We may not achieve the anticipated benefits from any strategic partnerships we form. In addition, business acquisitions and strategic partnerships involve a number of risks that could affect our business, financial condition and results of operations, including but not limited to:

  •
  our ability to integrate operational, accounting and technology policies, processes and systems and the implementation of those policies and procedures;

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  our ability to integrate personnel and human resources systems as well as the cultures of each of the acquired businesses;

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  our ability to implement our business plan for the acquired business;

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  transition of operations, users and clients to our existing platforms or the integration of data, systems and technology platforms with ours;

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  compliance with regulatory requirements and avoiding potential conflicts of interest in markets that we serve;

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  diversion of management's attention and other resources;

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  our ability to retain or replace key personnel;

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  our ability to maintain relationships with the clients of the acquired business or a strategic partner and further develop the acquired business or the business of our strategic partner;

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  our ability to cross-sell our solutions of the acquired businesses or strategic partners to our respective clients;

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  entry into unfamiliar markets;

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  assumption of unanticipated legal or financial liabilities and/or negative publicity related to prior acts by the acquired entity;

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  litigation or other claims in connection with the acquired company, including claims from terminated employees, clients, former stockholders or third parties;

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  misuse of intellectual property by our strategic partners;

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  disagreements with strategic partners or a misalignment of incentives within any strategic partnership;

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  becoming significantly leveraged as a result of incurring debt to finance an acquisition;

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  unanticipated operating, accounting or management difficulties in connection with the acquired entities; and

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  impairment of acquired intangible assets, including goodwill, and dilution to our earnings per share.

          If we fail to successfully integrate the businesses that we acquire or strategic partnerships that we enter into, we may not realize any of the benefits we anticipate in connection with the acquisitions or partnerships, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain or upgrade our operational platforms, it could have a material adverse effect on our business, financial condition and results of operation.

          We expect to make substantial investments in and changes to our operational platforms, systems and applications to compete effectively and keep up with technological advances. We may also face difficulties in integrating any upgraded platforms into our current technology infrastructure. In addition, significant technological changes could render our existing solutions obsolete. Although we have invested, and will continue to invest, significant resources in developing and enhancing our solutions and platforms, any failure to keep up with technological advances or to integrate upgraded operational platforms and solutions into our existing technology infrastructure could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected if we fail to reprocure our Medicare RAC program contract or if the terms of the Medicare RAC program contract are substantially changed.

          Historically, CMS has been a significant client. Net revenue under our Medicare RAC contract was $18.5 million and $44.3 million for the years ended December 31, 2015 and 2014, respectively.

          In February 2013, CMS began the reprocurement process for its Medicare RAC program contracts and issued a Request for Quote ("RFQ"). After a protest was filed by potential bidders on the terms of this initial RFQ, CMS issued a group of five new RFQs for the Medicare RAC program. The terms of these new RFQs were also protested by potential bidders, causing CMS to withdraw the new RFQs and resulting in further delays in the reprocurement process. In response to these delays, CMS has allowed the current Medicare RAC contractors, including us, to continue active recovery auditing through July 31, 2016.

          On November 6, 2015, CMS announced the new terms and timeline of the RFP process for recovery audit services, including those performed by us. We intend to submit a proposal. The timing and outcome of the new Medicare RAC contract awards is uncertain.

          We are permitted to review only a small subset of CMS's claims for potential payment inaccuracies. CMS exercises its discretion with respect to the number of claims and types of concepts that Medicare RAC contractors may audit. CMS has suspended the review of certain types of claims, and, effective October 1, 2015, shifted the responsibility for initial medical reviews for certain claims, many of which were profitable to us, to Quality Improvement Organizations. There can be no assurance that CMS will lift its suspension of such reviews and CMS may determine to restrict the types of claims its payment accuracy providers review even further. The continued suspensions of these reviews by the Medicare RACs, changes to the review strategies, and any other changes to the Medicare RAC program could have a material impact on our future revenue.

          On August 29, 2014, CMS announced that it would settle with hospitals willing to withdraw inpatient status claims currently pending in the Medicare RAC appeals process by offering to pay hospitals 68% for all eligible claims that they have billed to Medicare. On July 1, 2015, CMS issued a Technical Direction Letter to the Medicare RACs, including ourselves, indicating that Medicare RACs will only be entitled to the contract contingency fee on the settled amounts of the claims, or 32% of the original inpatient claim amounts. Based on the initial lists of finalized settlements provided by CMS, we would be required to refund CMS approximately $22.3 million in Medicare RAC contingency fees due to these adjustments. CMS further advised that as the hospital settlement project continues, additional settlement lists will be matched to Medicare RAC claims which may result in updated refund amounts to those initially provided. While there are uncertainties in any dispute resolution and results are uncertain, we have disputed CMS's findings based on our interpretation of the terms of the Medicare RAC contract and our belief that the backup data provided by CMS is inaccurate and/or incomplete. Although we accrue an estimated liability for appeals based on the amount of fees that are subject to appeals, closures or other adjustments, which we estimate are probable of being returned to providers following a successful appeal, and we similarly accrue an allowance against accounts receivables related to fees yet to be collected, the impact of CMS' settlement offer to hospitals remains uncertain. Our financial condition and results of operations could be adversely affected if we are required to return certain fees we have already been paid under our existing Medicare RAC contract, any final determination of amounts owed by us to CMS under the current Medicare RAC contract materially exceeds our estimated liability for appeals, or we are unable to collect fees for audits we have already performed. There could be a material adverse impact on our revenue, results of operations and cash flows if we are unable to obtain full payments for properly provided services, are required to repay a portion of prior fees associated with the hospital settlement program or if future fees payable to us by CMS are reduced.

          Although we do not anticipate our Medicare RAC contract will represent a significant portion of our business following this offering, our Medicare RAC contract with CMS still represents a future business opportunity for us. If we are not awarded a new Medicare RAC contract, are awarded a contract on substantially different terms from our prior contract, if the contract awards continue to be delayed or if CMS imposes or implements other changes to the Medicare RAC program that materially reduce our revenue or profitability associated with such program, such action or delay could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government's determination to award us a Medicare RAC contract may be challenged by an interested party. As a result, even if we win a bid, the Medicare RAC contract may be delayed or may never be implemented if such a challenge is successful, which could have a material adverse effect on our business, financial condition and results of operations.

          The laws and regulations governing the procurements of goods and services by the U.S. government provide procedures by which other bidders and other interested parties may challenge the award of a government contract. If any such protests are filed, the government agency may decide to withhold a contract award or suspend performance under the contract while the protest is being considered, potentially delaying the start of the contract. If we are the original awardee of a protested contract, we could be forced to expend considerable funds to defend a potential award, while also incurring expenses to maintain our ability to timely start implementation in case the protest is resolved in our favor. In addition, a contract award may be terminated or the government agency may opt to solicit new bids and award a new contract if a protest is successful or the government agency chooses not to uphold its original award. We cannot provide assurance that we will prevail if a contract we are awarded is protested. Extended implementation delays or successful challenges of our contract awards could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to expand our retail business or reduce costs of implementing our retail solutions, revenue and profitability for our retail business could remain flat or decline, which could have a material adverse effect on our business, financial condition and results of operations.

          The domestic retail payment accuracy market is a highly developed market with limited potential for growth. We have payment accuracy solution contracts with eight of the ten largest U.S. retailers and longer than 20-year relationships with many of our top retail clients, which represents a significant share of the retail payment accuracy market and, therefore, the opportunity to grow our share of the existing domestic retail market is limited. In addition, some of our clients have an internal staff that reviews the transactions before we do. As the skills, experience and resources of our retail clients' internal recovery staff improve, they will identify many overpayments themselves and reduce some of our opportunities to identify payment inaccuracies and generate related revenue. If we are not able to reduce the costs of implementing our payment accuracy solutions, our domestic retail business revenue may remain flat or decline, which could have a material adverse effect on our business, financial condition and results of operations.

Our client contracts generally contain provisions under which the client may terminate the use of our solutions prior to the completion of the agreement.

          Many of our client contracts provide that the client may terminate the contract without cause prior to the end of the term of the agreement by providing us with relatively short prior written notice of the termination. As a result, the existence of contractual relationships with our clients is not an assurance that we will continue to provide our solutions to any of our clients through the entire term of their respective agreements. If clients representing a significant portion of our revenue terminated their agreements unexpectedly, we may not, in the short-term, be able to replace the revenue and income from such contracts and this could have a material adverse effect on our business, financial condition and results of operations. In addition, client contract terminations also could harm our reputation within the industry which could negatively impact our ability to obtain new clients.

Our recent rebranding may not be successful.

          Beginning September 24, 2015, we launched a significant rebranding initiative to change our brand and corporate name to Cotiviti. There is no assurance that our rebranding initiative will be successful or result in a positive return on investment. In addition, while the Connolly and iHealth Technologies brand names had established themselves as premium brands in the payment accuracy market, we have virtually no operating history under the Cotiviti brand. We could be required to devote significant additional resources to advertising and marketing in order to increase the awareness of the Cotiviti brand. If we are unable to establish Cotiviti as a premium brand name in the payment accuracy market, or if we expend significant resources in an effort to do so, it could have a material adverse effect on our business, financial condition and results of operations.

We may be a party to litigation, regulatory, or other dispute resolution proceedings. Adverse judgments or settlements in any of these proceedings could have a material adverse effect on our business, financial condition and results of operations.

          We are subject and may be a party to lawsuits and other claims that arise from time to time in the ordinary course of our business. These may include lawsuits and claims related to, for example, contracts, subcontracts, protection of confidential information or trade secrets, wage and benefits, employment of our workforce or compliance with any of a wide array of state and federal statutes, rules and regulations that pertain to different aspects of our business. We also may be required to initiate expensive litigation or other proceedings to protect our business interests. In addition, because of the payments we receive from government clients, we may be subject to unexpected inquiries, investigations, legal actions or enforcement proceedings pursuant to the False Claims Act, healthcare fraud, waste and abuse laws or similar legislation. Any investigations, settlements or adverse judgments stemming from such legal disputes or other claims may result in significant monetary damages or injunctive relief against us, as well as reputational injury that could adversely affect us. In addition, litigation and other legal claims are subject to inherent uncertainties and management's view of currently pending legal matters may change in the future. Those uncertainties include, but are not limited to, costs of litigation, unpredictable judicial or jury decisions and the differing laws and judicial proclivities regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management's evaluation or predictions of the likely outcomes of such proceedings (possibly resulting in changes in established reserves), could have a material adverse effect on our business, financial condition and results of operations.

We depend on many different entities to supply information. If we are unable to successfully manage our relationships with any of these suppliers, it may harm the quality and availability of our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

          We obtain data used in our solutions from many sources, including commercial insurance plans, financial institutions, managed care organizations, government entities and non-government entities. From time to time, challenges arise in managing and maintaining our relationships with entities that are not our clients and that furnish information to us pursuant to a combination of voluntary cooperation and legal obligation under laws and regulations that are often subject to differing interpretation. Our data suppliers may determine that some uses of data for our clients are not permitted by our agreements and seek to limit or end our access and use of certain data for particular purposes or clients. They may also make errors in compiling, transmitting or accurately characterizing data, or may have technological limitations that interfere with our receipt or use of the data we are relying upon them to provide. If a number of information sources or suppliers become unable or unwilling to provide us with certain data under terms of use that are acceptable to us and our clients, or if the applicable regulatory and law enforcement regime for use and protection of this data changes in a way that imposes unacceptable or unreasonable conditions or risks on us or disincentivizes our suppliers to continue to provide us with data, we cannot provide assurance that we will be able to obtain new agreements with alternative data suppliers on terms favorable to us, or at all. If we lose our data sources or access to certain data; are unable to identify and reach the requisite agreements with suitable alternative suppliers and integrate these data sources into our service offerings; or there is a lack of integrity of data that our suppliers provide, we could experience service disruptions, increased costs, reduced quality of our solutions and/or performance penalties under our client contracts, which could have a material adverse effect on our business, financial condition and results of operations.

We use software vendors, utility providers and network providers in our business and if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change it could have a material adverse effect on our business, financial condition and results of operations.

          Our ability to service our clients and deliver and implement solutions requires that we work with certain third party providers, including software vendors, utility providers and network providers, and depends on such third parties meeting our expectations in both timeliness and quality. We might incur significant additional liabilities if the services provided by these third parties do not meet our expectations, if they terminate or refuse to renew their relationships with us or if they were to offer their services to us on less advantageous terms, which could have a material adverse effect on our business, financial condition and results of operations. In addition, while there are backup systems in many of our operating facilities, an extended outage of utility or network services supplied by these vendors or providers could impair our ability to deliver our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling certain solutions, which could have a material adverse effect on our business, financial condition and results of operations.

          We could be subject to claims that we are misappropriating or infringing intellectual property or other proprietary rights of others. These claims, even if not meritorious, could be expensive to defend and divert management's attention from our operations. If we become liable to third parties for infringing these rights, we could be required to pay a substantial damage award and develop non-infringing technology, cease using the solutions or providing the services that use or contain the infringing intellectual property or obtain a license. We may be unable to develop non-infringing solutions or obtain a license on commercially reasonable terms, or at all. We may also be required to indemnify our clients if they become subject to third party claims relating to intellectual property that we license or otherwise provide to them, which could be costly. If we are subject to claims of misappropriating or infringing the intellectual property or other proprietary rights of others, it could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations are subject to significant fluctuations due to a variety of factors, some of which are outside of our control. As a result, you will not be able to rely on our results of operations in any particular period as an indication of our future performance.

          Our results of operations may fluctuate and may fail to match our past or projected performance. Because we generally provide solutions under contracts that contain performance fee arrangements and generally recognize revenue only when our clients have received the economic value of the payment inaccuracies discovered using our solutions, we have experienced significant variations in our revenue between reporting periods due to the timing and delays in resolving these inaccuracies. We also occasionally face challenges in obtaining full payments for our properly provided solutions from clients and parties to whom we provide solutions, despite our right to prompt and full payment under the terms of our contracts.

          Our revenue and results of operations also have been impacted from period to period as a result of a number of factors, including:

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  number of payments reviewed and changes in scope of payments reviewed;

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  amount of inaccurate payments identified using our solutions and the amount of related recoveries;

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  the success of our cross-selling efforts;

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  fluctuations in sales activity given our lengthy sales cycle;

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  the commencement, completion or termination of contracts during any particular period;

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  expenses related to contracts that are incurred in periods prior to revenue being recognized;

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  the timing of government contract awards;

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  the time required to resolve bid protests related to government contract awards;

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  contract renewal discussions, which may result in delayed payments for previously provided services;

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  the intermittent timing of periodic revenue recovery projects, particularly for our retail clients;

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  non-recurring retail recovery projects;

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  technological and operational issues affecting our clients, including delays in payment receipt for previously recognized revenue due to delays in certain clients processing our findings through their systems;

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  adjustments to age/quality of receivables and accruals as a result of delays involving contract limitations and changes, subcontractor performance deficiencies or internal managerial decisions not to pursue identified claim revenue from clients;

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  seasonality in our business; and

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  regulatory changes or general economic conditions as they affect healthcare providers and payers and retailers.

          In addition, as we seek to expand the scope of solutions used by our existing clients, cross-sell our solutions to existing clients and introduce enhancements to our existing solutions or new solutions, we may not be able to accurately estimate the timing for implementing and completing contracts, making it difficult to reliably forecast revenue under those contracts. We cannot predict the extent to which future revenue variations could occur due to these or other factors. Consequently, our results of operations are subject to significant fluctuation and our results of operations for any particular quarter or fiscal year may not be indicative of results of operations for future periods.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

          We have operations in many states within the United States as well as in Canada, the United Kingdom and India. Accordingly, we are subject to taxation in many jurisdictions with increasingly complex tax laws, the application of which can be uncertain.

          Unanticipated changes in our tax rates could affect our future financial condition and results of operations. Our future effective tax rates could be unfavorably affected by changes in the tax rates in jurisdictions where our income is earned and taxed, by changes in, or our interpretation of, tax rules and regulations in the jurisdictions in which we do business, by increases in expenses not deductible for tax purposes including impairments of goodwill, by changes in U.S. GAAP or other applicable accounting standards or by changes in the valuation of our deferred tax assets and liabilities.

          In addition, we are subject to the continual examination of our income tax returns by the U.S. Internal Revenue Service ("IRS") and other domestic and international tax authorities. Tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their state or country, which may result in increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result. There can be no assurance that the final determination of any of these examinations will not have a material adverse effect on our financial condition and results of operations.

Because we may expand the sales of our solutions to retail clients located outside of the United States, our business is susceptible to risks associated with international operations.

          We maintain operations outside of the United States which we may expand in the future. Conducting and expanding international operations subjects us to new risks that we have not generally faced in the United States. These include:

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  exposure to foreign currency exchange rate risk;

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  difficulties in collecting payments internationally and managing and staffing international operations;

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  establishing relationships with subcontractors and suppliers in international locations;

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  the increased travel, infrastructure and legal compliance costs associated with international locations;

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  the burdens of complying with a wide variety of laws associated with international operations, including data privacy and security, taxes and customs and intellectual property;

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  significant fines, penalties and collateral consequences if we fail to comply with anti-bribery laws;

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  heightened risk of improper, unfair or corrupt business practices in certain geographies;

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  potentially adverse tax consequences, including repatriation of earnings;

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  increased financial accounting and reporting burdens and complexities;

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  political, social and economic instability abroad, terrorist attacks and security concerns in general; and

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  reduced or varied protection for intellectual property rights in some countries.

          The occurrence of any one of these risks could negatively affect our international operations and, consequently, have a material adverse effect on our business, financial condition and results of operations.

We have operations and customer relationships outside of the United States and we could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws in non-U.S. jurisdictions.

          The FCPA and similar anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. As we expand our international presence, we may operate in many parts of the world that have experienced governmental corruption and, in certain circumstances, strict compliance with anti-bribery laws may be at variance with local customs and practices. While our policies mandate compliance with these anti-bribery laws and we have training and compliance programs related to such laws, such policies, programs and our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, subcontractors or agents. Violations of the FCPA or other anti-bribery laws, or allegations of such violations, could have a material adverse impact on our business, financial condition and results of operations.

We may not be able to realize the entire book value of goodwill and other intangible assets from the Connolly iHealth Merger or from other acquisitions.

          As of December 31, 2015, we have $1,197.0 million of goodwill and $594.4 million of net intangible assets, primarily related to the Connolly iHealth Merger and from other acquisitions. We assess goodwill and other intangible assets for impairment at least annually and more frequently if certain events or circumstances warrant. In the event that the book value of goodwill or other intangible assets is impaired, any such impairment would be charged to earnings in the period of impairment. In the event that we determine that goodwill and other intangible assets are impaired in the future, it could have a material adverse effect on our business, financial condition and results of operations.

Our success may depend on the continued service and availability of key personnel.

          Our success and future growth is dependent upon the ability of our executive officers, senior managers and other key personnel to operate and manage our business and execute on our growth strategies successfully. We cannot provide assurance that we will be able to continue to retain our executive officers, senior managers or other key personnel or attract additional key personnel. We may incur increased expenses in connection with the hiring, promotion, retention or replacement of any of these individuals. The loss of the services of any of our key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our ability to attract and retain qualified employees.

          Our ability to operate our business and provide our solutions is dependent on our ability to recruit, employ, train and retain the skilled personnel who have relevant experience in the healthcare and retail industries as well as information technology professionals who can design, implement, operate and maintain complex information technology systems. For example, certain of our employees in our healthcare division must either have or rapidly develop a significant amount of technical knowledge with regard to medical insurance coding and procedures. In addition, certain of our retrospective claims accuracy solutions rely on a team of trained registered nurses or medical coding professionals to review medical information and provide feedback with respect to the medical appropriateness of care provided. Innovative, experienced and technologically proficient professionals, qualified nurses and experienced medical coding professionals are in great demand and are likely to remain a limited resource. Our ability to recruit and retain such individuals depends on a number of factors, including the competitive demands for employees having, or able to rapidly develop, the specialized skills we need and the level and structure of compensation required to hire and retain such employees. We may not be able to recruit or retain the personnel necessary to efficiently operate and support our business. Even if our recruitment and retention strategies are successful, our labor costs may increase significantly. In addition, our internal training programs may not be successful in providing inexperienced personnel with the specialized skills required to perform their duties. If we are unable to hire, train and retain sufficient personnel with the requisite skills without significantly increasing our labor costs, it could have a material adverse effect on our business, financial condition and results of operations.

General economic, political and market forces and dislocations beyond our control could reduce demand for our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

          The demand for our solutions may be impacted by factors that are beyond our control, including macroeconomic, political and market conditions, the availability of short-term and long-term funding and capital, the level and volatility of interest rates, currency exchange rates and inflation. The United States economy recently experienced periods of contraction and both the future domestic and global economic environments may continue to be less favorable than those of prior years. Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally and could result in a reduction in demand for our solutions, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Indebtedness

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

          We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries' ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason also could limit or impair their ability to pay dividends or other distributions to us.

Our outstanding indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

          In connection with the Connolly iHealth Merger, we and certain of our subsidiaries entered into first and second lien credit facilities. The first lien credit facilities (the "First Lien Credit Facilities") consist of a term loan (the "First Lien Term Loan") in the original principal amount of $810.0 million and a $75.0 million revolving credit facility (the "Revolver"), of which $25.0 million may, at our option, be made available for letters of credit and $20.0 million may, at our option, be made available for swingline loans. The second lien credit facility (the "Second Lien Credit Facility" and, together with the First Lien Credit Facilities, the "Secured Credit Facilities") consists of a term loan (the "Second Lien Term Loan" and, together with the First Lien Term Loan, the "Term Loans") in the original principal amount of $265.0 million.

          As of December 31, 2015, the total outstanding principal was $1.06 billion under the Secured Credit Facilities or, on a pro forma basis, giving effect to this offering and the use of proceeds thereform, $          million. Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation, that:

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  we may be required to use a substantial portion of our cash flow to pay the principal of and interest on our indebtedness;

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  our indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressures;

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  our ability to obtain additional financing for working capital, capital expenditures, acquisitions and for general corporate and other purposes may be limited;

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  expose us to the risk of increased interest rates because certain of our borrowings, including and most significantly our borrowings under our Secured Credit Facilities, are at variable rates of interest;

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  prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our business; and

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  our flexibility in planning for, or reacting to, changes in our business and our industry may be limited.

          Under the terms of the agreements governing our Secured Credit Facilities, we are required to comply with specified financial and operating covenants, which may limit our ability to operate our business as we otherwise might operate it. For example, the obligations under the Secured Credit Facilities may be accelerated upon the occurrence of an event of default, which includes customary events of default including, without limitation, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, certain ERISA-related events, material defects with respect to guarantees and collateral, invalidity of subordination provisions and change of control. If not cured, an event of default could result in any amounts outstanding, including any accrued interest and unpaid fees, becoming immediately due and payable, which would require us to, among other things, seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets and/or reduce or delay planned capital or operating expenditures. Such measures might not be sufficient to enable us to service our debt and any such financing or refinancing might not be available on economically favorable terms or at all. If we are not able to generate sufficient cash flows to meet our debt service obligations or are forced to take additional measures to be able to service our indebtedness, it could have a material adverse effect on our business, financial condition and results of operations.

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

          We may incur substantial additional indebtedness in the future. Although the agreements governing our Secured Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness we can incur in compliance with these restrictions could be substantial. For example, pursuant to incremental facilities under the Secured Credit Facilities, we may incur up to (i) an aggregate amount of $175.0 million of additional secured or unsecured debt plus (ii) an unlimited additional amount of secured debt, subject to compliance with certain leverage-based tests, as described in the agreements governing our Secured Credit Facilities. If we incur additional debt, the risks associated with our substantial leverage would increase.

Restrictive covenants in the agreements governing our Secured Credit Facilities may restrict our ability to pursue our business strategies.

          The agreements governing our Secured Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. These include covenants restricting, among other things, our ability to:

  •
  incur additional indebtedness or other contingent obligations;

  •
  grant liens;

  •
  enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

  •
  pay dividends or other distributions from our subsidiaries to us;

  •
  make payments in respect of junior lien or subordinated debt;

  •
  make investments, acquisitions, loans and advances;

  •
  consolidate, merge, liquidate or dissolve;

  •
  sell, transfer or otherwise dispose of assets;

  •
  engage in sale-leaseback transactions;

  •
  engage in transactions with affiliates;

  •
  materially alter the business that we conduct;

  •
  modify organizational documents in a manner that is materially adverse to the lenders under the agreements governing our Secured Credit Facilities; and

  •
  amend or otherwise change the terms of the documentation governing certain restricted debt.

          The Revolver contains a financial covenant that requires compliance with a first lien leverage ratio test set at 6.75:1.00 as of the end of any fiscal quarter for which the outstanding amount of revolving loans, letter of credit disbursements and undrawn letters of credit (other than letters of credit (i) that have been fully backstopped or cash collateralized or (ii) in an amount of up to $10.0 million) on the last day of the fiscal quarter exceeds 35% of the total revolving commitment. Our ability to meet that financial ratio can be affected by events beyond our control and we cannot assure you that we will be able to meet that ratio. The covenant did not apply as of December 31, 2015, but there can be no assurance that we will be in compliance with such covenant in the future. A breach of any covenant or restriction contained in the agreements governing our Secured Credit Facilities could result in a default under those agreements. If any such default occurs, the lenders under the Term Loans or Revolver, may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. The lenders under the Term Loans and Revolver also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under agreements governing our Secured Credit Facilities, the lenders under the Term Loans and Revolver will have the right to proceed against the collateral granted to them to secure that debt. If the debt under the Term Loans or Revolver was to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition and results of operations.

          During periods of volatile credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to, extending credit up to the maximum permitted by the Revolver. If our lenders are unable to fund borrowings under their revolving credit commitments or we are unable to borrow, it could be difficult to obtain sufficient funding to execute our business strategy or meet our liquidity needs, which could have a material adverse effect on our business, financial condition and results of operations.

Our debt may be downgraded, which could adversely affect our ability to manage our operations and respond to changes in our business.

          A decrease in the ratings that rating agencies assign to our short and long-term debt may negatively impact our access to the debt capital markets and increase our cost of borrowing, which could have a material adverse effect on our business, financial condition and results of operations.

Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.

          Bank and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers and other counterparties. Any of these results could results in a material adverse effect to our business, financial condition and results of operations.

Risks Relating to This Offering and Ownership of Our Common Stock

There is no existing market for our common stock and an active, liquid trading market for our common stock may not develop.

          Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail after the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The price of our common stock may be volatile and you could lose all or part of your investment.

          Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein and other factors beyond our control. Factors affecting the trading price of our common stock could include:

  •
  market conditions in the broader stock market;

  •
  actual or anticipated variations in our quarterly financial and operating results;

  •
  developments in the healthcare industry in general or in the healthcare payment or claims processing markets in particular;

  •
  variations in operating results of similar companies;

  •
  introduction of new services by us, our competitors or our clients;

  •
  issuance of new, negative or changed securities analysts' reports or recommendations or estimates;

  •
  investor perceptions of us and the industries in which we or our clients operate;

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  sales, or anticipated sales, of our stock, including sales by our officers, directors and significant stockholders;

  •
  additions or departures of key personnel;

  •
  regulatory or political developments;

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  the public's response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission (the "SEC");

  •
  announcements, media reports or other public forum comments related to litigation, claims or reputational charges against us;

  •
  guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

  •
  the development and sustainability of an active trading market for our common stock;

  •
  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

  •
  other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, other natural disasters or responses to these events;

  •
  changes in accounting principles;

  •
  stock-based compensation expense under applicable accounting standards;

  •
  litigation and governmental investigations; and

  •
  changing economic conditions.

          These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

We are controlled by Advent, whose interests may differ from those of our public stockholders.

          We are controlled by Advent and after this offering will continue to be controlled by Advent. After the completion of this offering, the Advent Funds will beneficially own in the aggregate         % of the combined voting power of our common stock (or         % if the underwriters exercise their option to purchase additional shares in full). As a result of this ownership, Advent will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the adoption of amendments to our charter and bylaws, mergers, consolidations, acquisitions and other significant corporate transactions, and our winding up and dissolution.

          In addition, persons associated with Advent currently serve on our board of directors (our "Board"). Following this offering, the interests of Advent may not always coincide with the interests of our other stockholders, and the concentration of effective control in Advent will limit other stockholders' ability to influence corporate matters. The concentration of ownership and voting power of Advent also may delay, defer or even prevent an acquisition by a third party or other change of control and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of our other stockholders.

          Further, Advent may have an interest in having us pursue acquisitions, divestitures, financing or other transactions, including, but not limited to, the issuance of additional debt or equity and the declaration and payment of dividends, that, in its judgment, could enhance Advent's equity investments, even though such transactions may involve risk to us or to our creditors. Additionally, Advent may make investments in businesses that directly or indirectly compete with us, or may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

          Advent may take actions that our other stockholders do not view as beneficial, which may adversely affect our business, financial condition and results of operations and cause the value of your investment to decline.

Our directors and stockholders, with certain exceptions, do not have obligations to present business opportunities to us and may compete with us.

          Our amended and restated certificate of incorporation provides that our directors and stockholders do not have any obligation to offer us an opportunity to participate in business opportunities presented to them even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, such directors and stockholders will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

          As a result, our directors and stockholders and their respective affiliates will not be prohibited from investing in competing businesses or doing business with our clients. Therefore, we may be in competition with our directors and stockholders or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose certain corporate opportunities or suffer competitive harm, which could have a material adverse effect on our business, financial condition, results of operation or prospects. See "Description of Capital Stock—Corporate Opportunities."

Future sales of our common stock, or the perception in the public markets that these sales may occur, could cause the market price for our common stock to decline.

          Upon consummation of this offering, there will be               shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. At the time of this offering, we also will have               registered shares of common stock reserved for issuance under our equity incentive plans of which options to purchase               shares of common stock are outstanding, which shares may be issued upon issuance and once vested, subject to any applicable lock-up restrictions then in effect. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. Of the remaining shares of common stock outstanding,               will be restricted securities within the meaning of Rule 144 under the Securities Act and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in "Shares Eligible for Future Sale." Upon consummation of this offering, certain holders of our common stock will have registration rights with respect to               of these restricted securities. See "Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement."

          We, each of our officers and directors, Advent and significantly all our existing stockholders have agreed that (subject to certain exceptions), for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Goldman, Sachs & Co. and J.P. Morgan Securities LLC, in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. See "Underwriting." Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

          The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our net tangible book value as of               and assuming an offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), you will incur immediate and substantial dilution in the amount of $             per share. See "Dilution."

We have elected to take advantage of the "controlled company" exemption to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

          Because we qualify as a "controlled company" under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our Board be independent, nor are we required to have a compensation committee or a nominating and corporate governance committee comprised entirely of independent directors. In light of our status as a controlled company, our Board has determined not to have a majority of our Board be independent. In addition, our Board has established a compensation committee and will establish a nominating and corporate governance committee that will not be comprised solely of independent members at the time of the offering. Accordingly, should the interests of Advent differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

          Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law (the "DGCL"), could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

          In addition, our Board has the authority to cause us to issue, without any further vote or action by the stockholders, up to               shares of preferred stock, par value $0.001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares. See "Description of Capital Stock—Anti-takeover Provisions."

          In addition, under the agreements governing our Secured Credit Facilities, a change of control would cause us to be in default and the lenders under our Term Loans would have the right to accelerate their loans, and if so accelerated, we would be required to repay all of our outstanding obligations under our Term Loans. In addition, from time to time we may enter into contracts that contain change of control provisions that limit the value of, or even terminate, the contract upon a change of control. These change of control provisions may discourage a takeover of our company, even if an acquisition would be beneficial to our stockholders.

We will incur increased costs and obligations as a result of being a public company.

          As a publicly traded company, and particularly after we cease to be an emerging growth company (to the extent that we take advantage of certain exceptions from reporting requirements that are available under the JOBS Act as an emerging growth company), we will incur additional legal, accounting and other expenses that we were not required to incur in the past. After this offering, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We also will become subject to other reporting and corporate governance requirements, including the requirements of the NYSE and certain provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the regulations promulgated thereunder, which will impose additional compliance obligations upon us. As a public company, we will, among other things:

  •
  prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable NYSE rules;

  •
  create or expand the roles and duties of our Board and committees of the Board;

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  institute more comprehensive financial reporting and disclosure compliance functions;

  •
  enhance our investor relations function; and

  •
  involve and retain to a greater degree outside counsel and accountants in the activities listed above.

          These changes will require a commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements and the commitment of resources required for implementing them could adversely affect our business, financial condition and results of operations.

          The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. If we are unable to offset these costs through other savings then it could have a material adverse effect on our business, financial condition and results of operations.

We are an "emerging growth company" and may elect to comply with reduced reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

          We are an emerging growth company and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after the initial public offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

          We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, whether or not issued in a registered offering.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

          If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information accurately on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities and incur additional costs. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition and results of operations.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

          We do not intend in the foreseeable future to pay any dividends to holders of our common stock. We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to support our general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which investors have purchased their shares. However, the payment of future dividends will be at the discretion of our Board, subject to applicable law, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends and other considerations that our Board deems relevant. The agreements governing our Secured Credit Facilities limit the amounts available to us to pay cash dividends, and, to the extent that we require additional funding, financing sources may prohibit the payment of a dividend. See "Dividend Policy." As a consequence of these limitations and restrictions, we may not be able to make the payment of dividends on our common stock.

If securities or industry analysts publish unfavorable research, about our business, the price of our common stock and our trading volume could decline.

          The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently publish research on our company. Once securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish unfavorable research about our business, the price of our common stock likely would decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us.

          Our amended and restated certificate of incorporation and bylaws that will be in effect prior to the completion of this offering provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our charter, our directors will not be liable to the company or any stockholders for monetary damages for any breach of fiduciary duty, except (i) acts that breach his or her duty of loyalty to the company or its stockholders, (ii) acts or omissions without good faith or involving intentional misconduct or knowing violation of the law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The bylaws also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us.

Our certificate will provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

          Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our certificate or our amended and restated by-laws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision that will be contained in our certificate to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

  •
  our inability to successfully leverage our existing client base by expanding the volume of claims reviewed and cross-selling additional solutions;

  •
  improvements to healthcare claims and retail billing processes reducing the demand for our solutions or rendering our solutions unnecessary;

  •
  healthcare spending fluctuations;

  •
  our clients declining to renew their agreements with us or renewing at lower performance fee levels;

  •
  delays in implementing our solutions;

  •
  system interruptions or failures, including cyber-security breaches, identity theft or other disruptions that could compromise our information;

  •
  our failure to innovate and develop new solutions for our clients;

  •
  our failure to comply with applicable privacy, security and data laws, regulations and standards;

  •
  changes in regulations governing healthcare administration and policies, including governmental restrictions on the outsourcing of functions such as those that we provide;

  •
  consolidation among healthcare payers or retailers;

  •
  negative publicity concerning the healthcare payment industry or patient confidentiality and privacy;

  •
  significant competition for our solutions;

  •
  our inability to protect our intellectual property rights, proprietary technology, information, processes and know-how;

  •
  compliance with current and future regulatory requirements, including HIPAA transaction and code set standards;

  •
  declines in contracts awarded through competitive bidding or our inability to re-procure contracts through the competitive bidding process;

  •
  our failure to accurately estimate the factors upon which we base our contract pricing;

  •
  our inability to manage our growth;

  •
  our inability to successfully integrate and realize synergies from the Connolly iHealth Merger or any future acquisitions or strategic partnerships;

  •
  our failure to maintain or upgrade our operational platforms;

  •
  our failure to reprocure our Medicare RAC program contract;

  •
  litigation, regulatory or dispute resolution proceedings, including claims or proceedings related to intellectual property infringements;

  •
  our inability to manage our relationships with information suppliers, software vendors or utility providers;

  •
  risks associated with international operations;

  •
  our success in attracting and retaining qualified employees and key personnel; and

  •
  general economic, political and market forces and dislocations beyond our control.

          See "Risk Factors" for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

 USE OF PROCEEDS

          We estimate that the net proceeds to us from our sale of               shares of common stock in this offering will be approximately $            million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional               shares of common stock from us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase additional shares of common stock from us in full, will be approximately $            million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $               per share (the midpoint of the price range set forth on the cover of this prospectus). We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

          We intend to use the net proceeds from this offering to repay indebtedness and for general corporate purposes.

          Assuming no exercise of the underwriters' option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $               per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $            million, assuming the number of shares offered by us and the selling stockholders, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

 DIVIDEND POLICY

          We do not intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

          We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends is currently restricted by the terms of our secured credit facilities and may be further restricted by any future indebtedness we or they incur.

          In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

          Any future determination to pay dividends will be at the discretion of our Board and will take into account:

  •
  restrictions in our debt instruments, including our secured credit facilities;

  •
  general economic business conditions;

  •
  our net income, financial condition and results of operations;

  •
  our capital requirements;

  •
  our prospects;

  •
  the ability of our operating subsidiaries to pay dividends and make distributions to us;

  •
  legal restrictions; and

  •
  such other factors as our Board may deem relevant.

          See "Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock—Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price." and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2015:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering, (ii) the related           for           stock split that will occur prior to the consummation of this offering, (iii) the vesting of stock options as a result of the satisfaction of performance-based conditions upon the consummation of this offering and the stock-based compensation expense resulting therefrom and (iv) the sale of               shares of our common stock in this offering at an assumed public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of the net proceeds received by us from this offering as described under "Use of Proceeds."

          This table should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of December 31,2015

	Actual		Pro Forma(1)

	(dollars in thousands)
Cash and cash equivalents	$149,365	$

Debt:
First Lien Credit Facilities(2)	$792,167	$
Second Lien Credit Facility(2)	262,878

Total debt	$1,055,045	$

Stockholders' equity:
Common stock, $0.001 par value per share, 20,000,000 shares authorized, actual, authorized, as adjusted, 12,661,917 shares and 12,660,704 shares issued and outstanding, actual and shares issued and outstanding, as adjusted	13
Preferred Stock, $0.001 par value per share, no shares authorized, actual, shares authorized, as adjusted, no shares issued and outstanding, actual and as adjusted.	—
Additional paid-in capital	807,483
Accumulated deficit	(14,935)
Accumulated other comprehensive (loss) income	(4,867)
Treasury stock, at cost (1,213 shares at December 31, 2015)	(98)

Total stockholders' equity	787,596

Total capitalization	$1,842,641	$

(1)
Each $1.00 increase or decrease in the public offering price per share would increase or decrease , as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $            million (assuming no exercise of the underwriters' option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $           , based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

(2)
For a description of the facilities, see "Description of Material Indebtedness—Secured Credit Facilities."

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

          Our pro forma net tangible book value as of December 31, 2015, was $             , or $             per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case, after giving effect to the             for             stock split of common stock that will occur prior to the consummation of this offering.

          After giving effect to (i) the sale of               shares of common stock in this offering at the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been $              million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors.

          The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2015
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors in this offering		$

          The following table summarizes, on an as adjusted basis as of December 31, 2015, after giving effect to this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus) before deducting the estimated underwriting discounts and commissions:

	Shares			Total			Average
	Purchased			Consideration			Price

	Number %			Amount %			Per Share

Existing stockholders		%	$		%	$
New investors

Total		100%	$		100%	$

          A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by $              million, the pro forma as adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors by $              assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          Sales of shares of common stock by the selling stockholders in our initial public offering will reduce the number of shares of common stock held by existing stockholders to                , or approximately         % of the total shares of common stock outstanding after our initial public offering, and will increase the number of shares held by new investors to                , or approximately         % of the total shares of common stock outstanding after our initial public offering.

          If the underwriters were to fully exercise their option to purchase               additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be         %, and the percentage of shares of our common stock held by new investors would be         %.

          The above discussion and tables are based on the number of shares outstanding at December 31, 2015. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

          On May 14, 2014, we acquired iHealth Technologies pursuant to the Connolly iHealth Merger. The following unaudited pro forma consolidated statement of operations has been derived from the audited consolidated financial statements of Cotiviti for the year ended December 31, 2014 and the unaudited consolidated financial statements of iHealth Technologies for the period from January 1, 2014 through the date of the Connolly iHealth Merger. We consolidated the results of operations of the acquired business of iHealth Technologies as of and from May 14, 2014. The following are unaudited pro forma results of operations for the year ended December 31, 2014 as if the Connolly iHealth Merger had occurred on January 1, 2014. The unaudited pro forma consolidated statement of operations does not give effect to any estimated and potential cost savings or other operating efficiencies that may have resulted from the Connolly iHealth Merger. The unaudited pro forma consolidated statement of operations includes pro forma adjustments to remove the impact of expenses directly related to the Connolly iHealth Merger. Additionally, the pro forma adjustments include the assumed impact of the issuance of debt and acquired intangible assets associated with the Connolly iHealth Merger as if the acquisition had occurred on January 1, 2014. In connection with the Connolly iHealth Merger, we issued               shares of our common stock and the pro forma earnings per share information provided assumes the issuance of common stock had occurred on January 1, 2014. See Note 4 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the Connolly iHealth Merger and the impact it had on our financial condition and results of operations.

          The pro forma adjustments are based on the best information available and certain assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated statement of operations. The unaudited pro forma consolidated statement of operations is presented for illustrative and informative purposes only and is not intended to represent or be indicative of what our results of operations would have been had the Connolly iHealth Merger actually occurred on January 1, 2014. The unaudited pro forma consolidated statement of operations should be read in conjunction with the information contained in our consolidated financial statements and the consolidated financial statements of iHealth Technologies included elsewhere in this prospectus. The unaudited pro forma financial information also should not be considered representative of our future results of operations.

 Cotiviti Holdings, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2014
(in thousands, except share and per share amounts)

		Cotiviti	iHealth	Pro Forma
		Holdings, Inc.	Technologies, Inc.(1)	Adjustments			Pro Forma

Net revenue		$441,372	$64,589	$—			$505,961
Cost of revenue		179,088	39,698	(29,188	)(2)		189,598
Selling, general and administrative expenses		92,537	35,408	(20,297	)(2)		107,648
Depreciation and amortization		59,771	3,507	13,607	(3)		76,885
Other operating expenses		79,779	13,061	(18,543	)(4)		74,297

Income from operations		30,197	(27,085)	54,421			57,533
Other expense (income)		72,826	1,399	15,987	(5)		90,212

(Loss) income before income taxes		(42,629)	(28,484)	38,434			(32,679)
Income tax (benefit) expense		(16,804)	(9,935)	12,812	(6)		(13,927)

Net (loss) income		$(25,825)	$(18,549)	$25,622			$(18,752)

Earnings (loss) per share:
Basic	$					$
Diluted	$					$
Weighted average common shares:
Basic
Diluted

(1)
The Connolly iHealth Merger was consummated on May 14, 2014. The amounts reflected herein represent the unaudited pre-merger results of iHealth Technologies and subsidiaries.

(2)
In connection with the Connolly iHealth Merger, certain employees of iHealth Technologies received certain incentive payments related to the change in control totaling approximately $49,485.

(3)
In connection with the Connolly iHealth Merger, we acquired $543,200 in intangible assets, which are being amortized over their estimated lives. This adjustment assumes the intangible assets were acquired on January 1, 2014 and the related amortization expense was recorded for the entire year. Additionally, this adjustment assumes the intangible assets previously held by iHealth Technologies were no longer an asset as these were removed in connection with the business combination accounting associated with the Connolly iHealth Merger.

(4)
Total non-recurring transaction-related expenses related to the Connolly iHealth Merger were $18,543, of which $5,745 were incurred by us and an additional $12,798 were incurred by iHealth Technologies. Approximately $6,000 of the total transaction-related expenses were not considered deductible for tax purposes.

(5)
In connection with the Connolly iHealth Merger, we entered into a credit agreement governing our Secured Credit Facilities as described elsewhere in this filing. This resulted in annual interest expense of approximately $48,000. This pro forma adjustment assumes the additional indebtedness was entered into at the beginning of the year and replaced the previously outstanding indebtedness of iHealth Technologies.

(6)
This adjustment relates to the tax impact of adjustments (2) through (5) discussed above.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

          The following tables set forth our selected historical consolidated financial data for the periods as of the dates indicated. We derived the consolidated statement of operations data for the years ended December 31, 2015 and 2014 and the balance sheet data as of December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus.

          On May 14, 2014, we acquired the stock of iHealth Technologies, resulting in the Connolly iHealth Merger. The results of operations of iHealth Technologies have been included in our consolidated financial statements as of and since the date of the Connolly iHealth Merger. As a result, the consolidated financial statements for periods prior to such date are not comparable to subsequent periods. For further details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of our Results of Operations—Connolly iHealth Merger," "Unaudited Pro Forma Consolidated Financial Statements" and Note 1 to our consolidated financial statements included elsewhere in this prospectus.

          Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with "Prospectus Summary—Summary Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements," "Capitalization" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

		Year ended December 31,

		2015		2014

		(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Net revenue		$541,343		$441,372
Cost of revenue		204,617		179,088
Selling, general and administrative expenses		136,745		92,537
Depreciation and amortization		74,162		59,771
Transaction-related expenses		1,469		5,745
Impairment of intangible assets		27,826		74,034

Operating income		96,524		30,197
Other expense (income)		68,819		72,826
Income tax expense (benefit)		14,401		(16,804)
Gain on discontinued operations, net of tax		(559)		—

Net income (loss)		$13,863		$(25,825)

Earnings per share:
Basic	$		$
Diluted	$		$
Weighted average shares outstanding:
Basic
Diluted

	As of December 31,

	2015	2014

	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$149,365	$118,612
Total assets	2,167,982	2,188,318
Total long-term debt(1)	1,055,045	1,061,165
Total liabilities	1,380,386	1,415,185
Working capital	123,887	61,296
Total stockholders' equity	787,596	773,133

(1)
Includes the current portion of our long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

          The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled "Prospectus Summary—Summary Historical Consolidated Financial and Other Data," "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Unaudited Pro Forma Consolidated Financial Statements," "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion and analysis of our historical financial statements includes periods before the Connolly iHealth Merger. See "—Factors Affecting the Comparability of our Results of Operations." As a result, our historical results of operations may not be comparable and may not be indicative of our future results of operations. In addition, this discussion and analysis contains forward-looking statements regarding the industry outlook, our expectations for the performance of our business, our liquidity and capital resources and the other non-historical statements. These forward-looking statements are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by these forward-looking statements.

Overview

          Cotiviti is a leading provider of analytics-driven payment accuracy solutions, focused primarily on the healthcare sector. Our integrated solutions help clients enhance payment accuracy in an increasingly complex healthcare environment. We leverage our robust technology platform, configurable analytics, proprietary information assets and expertise in healthcare reimbursement to help our clients enhance their claims payment accuracy. We help our healthcare clients identify and correct payment inaccuracies, which resulted in over $2.7 billion in savings in 2015. We work with over 40 healthcare organizations, including eight of the ten largest U.S. commercial, Medicare and Medicaid managed health plans, as well as CMS. We are also a leading provider of payment accuracy solutions to over 40 retail clients, including eight of the ten largest retailers in the United States.

          We have multiple strategies for achieving our continued growth. There are significant opportunities to grow our business within our existing client base by increasing the volume of claims we review with our solutions, expanding the utilization of our solutions within these claims and cross-selling our prospective and retrospective solutions. As a result of the Connolly iHealth Merger, we have cross-sell opportunities across more than 70% of our healthcare client base. We have a long history of innovation in improving our existing solutions, developing new solutions and expanding the scope of our services. We intend to expand our client base by targeting healthcare payers who utilize competing third party or internal payment accuracy solutions. Additionally, we plan to selectively pursue acquisitions and strategic partnerships in payment accuracy and adjacent markets.

          As a result of the meaningful savings we deliver to our clients, we have increased our client base and strengthened our long-standing relationships with many of the leading healthcare payers in the United States. The average length of our relationships with our ten largest healthcare clients is approximately ten years and, since January 1, 2013, we have successfully retained all of our healthcare clients except one, who represented less than 2% of our revenue. We have also substantially increased the annual savings captured by our healthcare clients over time. As a result, we believe our revenue is highly recurring and we have strong visibility into our revenue.

          We are also a leading provider of payment accuracy solutions to the retail market. Retailers process and validate extremely high volumes of transactions with disparate suppliers on varying terms. We work with retail clients in the United States, Canada and the United Kingdom to realize their negotiated allowances, concessions, rebates and other incentives associated with merchandise procurement, logistics and other service transactions. In 2015, we generated over $500 million in savings for our retail clients.

Our History

          We were founded as Connolly in 1979 as a provider of payment accuracy solutions to the retail industry and launched our retrospective claims accuracy solutions to the healthcare industry in 1998. Connolly was acquired by the Advent Funds in 2012, resulting in the Advent Acquisition. In May 2014, Connolly merged with iHealth Technologies, which was founded in 2001. At the time of the merger, Connolly was a leading provider of retrospective claims accuracy solutions to U.S. healthcare providers and retailers and iHealth Technologies was a leading provider of prospective claims accuracy solutions to U.S. healthcare providers. We rebranded our company as Cotiviti in September 2015.

Factors Affecting Our Results of Operations

Dollar Amount of Claims Reviewed

          Revenue in our Healthcare segment in a given period is impacted by the dollar amount of claims we review for our clients, which impacts inaccurate payments that we identify for our clients and the amount of revenue we receive under our performance fee-based contracts. The dollar amount of claims that we review is driven by the scope of claims submitted to us by our clients. The dollar amount of inaccurate payments we identify is also dependent upon the type and number of our solutions used by our clients. As a result of our long-standing relationships with our clients, we have a highly recurring revenue base.

          The following table presents the dollar amount of claims reviewed in our Healthcare segment for the periods presented (in thousands):

	Year Ended December 31,

	2015	2014

Amount of claims/payments reviewed by our retrospective claims accuracy solutions(1)	$459,980,696	$387,899,243
Amount of claims/payments reviewed by our prospective claims accuracy solutions	$65,191,597	$51,273,451

(1)
Excludes our Medicare RAC contract, for which we do not track the dollar amount of claims reviewed.

          In our Global Retail and Other segment, our revenue is dependent on (i) the amount of payments that we review for our retail clients and (ii) the timing of our payment reviews, which typically are completed on a batch processing basis following the lapse of a period of time after payment. We do not track the dollar amount of claims reviewed in our Global Retail and Other segment.

Healthcare Industry and General Economic Conditions

          A majority of our business is directly related to the healthcare industry and is affected by healthcare spending and complexity in the healthcare industry, as follows:

  •
  Healthcare Spending by Payers.  Changing demographics, the shift to managed care plans within government healthcare and increased healthcare coverage may lead to an increase in healthcare spending by our payer clients. From 2004 to 2014, healthcare costs in the United States grew at a 4.8% CAGR to $3.0 trillion and are projected to total $3.2 trillion in 2015. According to CMS, healthcare costs are expected to continue to grow at an average annual rate of 5.9% through 2024. Our revenue is impacted by the expansion or contraction of healthcare coverage and spending, which directly affects the number of payments available for our review.

  •
  Complexity in the Healthcare Industry.  We believe reimbursement models may become more complex as healthcare payers accommodate new markets and lines of business and as advancements in medical care increase the number of testing and treatment options available. The adoption of the ICD-10 coding framework in October 2015 has resulted in a nearly five times increase of possible diagnosis codes to approximately 68,000, further complicating the claims process. In addition, the Affordable Care Act has increased the number of individuals with Medicaid and private insurance coverage. As reimbursement models grow more complex and healthcare coverage increases, the complexity and number of claims may also increase, which could impact the demand for our payment accuracy solutions. Also, many of the changes promulgated by the Affordable Care Act require implementing regulations that have not yet been drafted or have been released only as proposed rules. Such changes could have a further impact on our results of operations.

          In addition, our Global Retail and Other segment is impacted by general economic conditions. For example, in a difficult economy, consumers may be willing to spend less and retailers may reduce their purchasing accordingly, thereby reducing their overall payments available for review. Alternatively, in an expanding economy, retailers may increase their purchasing to meet expected increasing demand resulting in increased payments subject to review using our solutions.

How We Assess Our Performance

Adjusted EBITDA

          We believe Adjusted EBITDA (a non-GAAP measure) is useful to investors as a supplemental measure to evaluate our overall operating performance. Management uses Adjusted EBITDA as a measurement to compare our operating performance to our peers and competitors. We define Adjusted EBITDA as net income (loss) before depreciation and amortization, impairment of intangible assets, interest expense, other non-operating (income) expense such as foreign currency translation, income tax expense (benefit), gain on discontinued operations, transaction-related expenses, stock-based compensation and loss on extinguishment of debt. See the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding these adjustments. Management believes Adjusted EBITDA is useful because it provides meaningful supplemental information about our operating performance and facilitates period-to-period comparisons without regard to our financing methods, capital structure or other items that we believe are not indicative of our ongoing operating performance. By providing this non-GAAP financial measure, management believes we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Management believes that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a supplemental measure of financial performance within our industry. In addition, the determination of Adjusted EBITDA is consistent with the definition of a similar measure in our secured credit facilities other than adjustments for severance costs and non-income based taxes permitted by the secured credit facilities but not considered by management in evaluating our performance using Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data."

Dollar Amount of Inaccurate Payments Prevented or Recovered

          Almost all of our net revenue consists of performance fees earned under our client contracts. Our performance fees generally represent a specified percentage of inaccurate payments that are either prevented prior to payment using our prospective claims accuracy solutions or recovered by our clients after they are identified using our retrospective claims accuracy solutions. For those clients where we identify any payment inaccuracies in advance of payment to the providers, the clients reduce the amount paid to the providers based upon the inaccuracies that we have identified. For those clients where we identify payment inaccuracies using our retrospective claims accuracy solutions after the client has made payment, clients generally recover claims either by taking credits against outstanding payables to healthcare providers or retail vendors, or future purchases from the related retail vendors, or receiving refund checks directly from those healthcare providers or retail vendors.

          The dollar amount of inaccurate payments prevented or recovered in a given period is impacted by the dollar amount of claims or payments reviewed, the scope of claims or payments that we review, the success of our cross-selling efforts, our ability to retain existing clients and obtain new clients and our ability to enhance our existing solutions or create new solutions.

          We believe the dollar amount of inaccurate payments prevented or recovered is useful to measure our overall operating performance and how well we are executing on our client contracts.

          The following table presents the combined dollar amount of inaccurate payments prevented or recovered in our Healthcare and Global Retail and Other segments for the periods presented (in thousands):

	Year Ended December 31,

	2015	2014

Amount of inaccurate payments prevented or recovered(1)	$3,242,139	$3,126,298
Amount of inaccurate payments prevented or recovered, excluding our Medicare RAC contract(1)	$3,068,342	$2,535,595

(1)
Amounts reported as of April [    •    ], 2016. Inaccurate payments prevented or recovered for prior periods are reported to us on a rolling basis. Accordingly, amounts reflected for prior periods are subject to change.

Components of Results of Operations

Net revenue

          Our net revenue is generated from contracts with our clients. Our client contracts generally provide for performance fees that are based on a percentage of the inaccurate payments that we prevent through our prospective claims accuracy solutions or the payment recoveries received by our clients that use our retrospective claims accuracy solutions. We derive less than 5% of our revenue on a "fee-for-service" basis whereby billing is based upon a flat fee or a fee per hour. Our clients may request a refund or offset if their providers or vendors ultimately reject the payment inaccuracies we find or if our clients determine not to pursue reimbursement from their providers or vendors even though we may have collected fees. We record an estimate for refund liabilities at any given time based on actual historical refund data by client type. In such cases, we record any such refund as a reduction of revenue. See "—Critical Accounting Policies—Revenue Recognition, Unbilled Receivables and Estimated Liability for Refunds and Appeals."

Cost of revenue

          Our cost of revenue is comprised of:

  •
  Compensation, which includes the total compensation and benefit-related expenses, including stock-based compensation expense, for employees who provide direct revenue generating services to clients; and

  •
  Other costs of revenue, which primarily include expenses related to the use of subcontractors, costs associated with the retrieval of medical records and facilities-related costs associated with locations that are used strictly for revenue generating activities. Cost of revenue does not include depreciation and amortization, which is stated separately in our consolidated statement of operations.

Selling, general and administrative expenses

          Our selling, general and administrative expenses are comprised of:

  •
  Compensation, which includes total compensation and benefit-related expenses, including stock-based compensation expense, for our employees who are not directly involved in revenue generating activities including those involved with developing new service offerings; and

  •
  Other selling, general and administrative expenses, which include all of our general operating costs. These costs include, but are not limited to, rent and occupancy costs for facilities associated with locations that are used for employees not serving in revenue generating roles, telecommunications costs, information technology infrastructure costs, software licensing costs, advertising and marketing expenses, costs associated with developing new service offerings and expenses related to the use of certain subcontractors and professional services firms. Selling, general and administrative expenses do not include depreciation and amortization, which is stated separately in our consolidated statement of operations.

          After the consummation of this offering, we expect to incur significant additional legal, accounting and other expenses associated with being a public company, including costs associated with our compliance with the Sarbanes-Oxley Act.

Depreciation and amortization of property and equipment

          Depreciation and amortization of property and equipment consists of depreciation related to our investments in property and equipment, including claims accuracy solutions software, as well as amortization of capitalized internal-use software and software development costs.

Amortization of intangible assets

          Amortization of intangible assets includes amortization of customer relationships, acquired software and certain trademarks.

Transaction-related expenses

          Transaction-related expenses consist primarily of professional services associated with the Connolly iHealth Merger and certain expenses associated with our preparation for this offering.

Impairment of intangible assets

          Impairment of intangible assets includes charges resulting from the impairment of a customer relationship and certain trademarks as a result of their carrying value exceeding their estimated fair values.

Interest expense

          Interest expense consists of accrued interest and related payments on our outstanding long-term debt as well as the amortization of debt issuance costs. In connection with the Connolly iHealth Merger in May 2014, we issued long-term debt of $1.08 billion to fund a portion of the merger and to refinance our then outstanding long-term debt of $319.2 million. The increase in our outstanding long-term debt has significantly increased our interest expense. We expect to pay down a portion of our outstanding debt using the proceeds of this offering and, according to the terms of the credit agreement governing our Secured Credit Facilities, interest rates under our long-term debt will be reduced upon the consummation of this offering. We expect that these changes will reduce our annual interest expense by $        million following this offering. See "Use of Proceeds" and "Description of Material Indebtedness."

Loss on extinguishment of debt

          Loss on extinguishment of debt consists of fees paid and write-offs of unamortized debt issuance costs and original issue discount in connection with the 2014 refinancings and 2015 repricing of our long-term debt.

Other non-operating (income) expense

          Other non-operating (income) expense primarily consists of foreign exchange gains and losses. In addition, income received for certain sub-leases and realized gains and losses, interest and dividends on available-for-sale securities are included in other non-operating (income) expense.

Income tax expense (benefit)

          Income tax expense (benefit) consists of federal, state, local and foreign taxes based on earnings in multiple jurisdictions. Our income tax expense is impacted by the pre-tax earnings in jurisdictions with varying tax rates and any related foreign tax credits or deductions that may be available to us. Our current and future provision for income taxes will vary from statutory rates due to the impact of income tax incentives and holidays, certain non-deductible expenses, valuation allowances in certain countries, withholding taxes and other discrete items.

Stock-based compensation expense

          We grant stock-based compensation awards to certain employees, officers and non-employee directors as long-term incentive compensation. We recognize the related expense for these awards ratably over the applicable vesting period. Such expense is recognized in either cost of revenue or selling, general and administrative expenses based upon the function of the optionee. The following table shows that allocation of stock-based compensation expense among our expense line items for the periods presented:

	Year Ended December 31,

	2015	2014

Cost of revenue	$963	$630
Selling, general and administrative expenses	2,436	1,862

Total	$3,399	$2,492

          As of December 31, 2015, we had total unrecognized stock-based compensation expense related to unvested service-based awards of $15.1 million, which we expect to recognize over the next 3.9 years. Included in this amount is approximately $2.5 million of expense related to 59,270 service-based awards that will vest upon consummation of this offering resulting in incremental expense being recognized in the period in which this offering is consummated.

          Upon consummation of this offering, options to purchase 458,182 shares of our common stock will vest as a result of the satisfaction of performance vesting criteria resulting in an aggregate expense of $16.2 million in the period in which this offering is consummated.

Foreign currency translation adjustments.

          The assets and liabilities of our foreign subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars using applicable exchange rates at the balance sheet date. Revenue and expenses are translated at average exchange rates effective during the year. The resulting foreign currency translation gains and losses are included as a component of other comprehensive income (loss). We had downward foreign currency translation adjustments of $0.7 million and $1.3 million for the years ended December 31, 2015 and 2014, respectively. The downward translation adjustments were the result of the strengthening of the U.S. Dollar against the Canadian Dollar and British Pound over the corresponding period.

Change in fair value of derivative instruments, net of related taxes.

          We are a party to interest rate cap agreements that hedge the potential impact fluctuations in interest rates may have on payments we make pursuant to our Secured Credit Facilities. We had a downward net change in fair value of derivative instruments, net of related taxes of $2.3 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively. The downward changes were the result of declines in three-month London Interbank Offered Rate ("LIBOR").

Factors Affecting the Comparability of our Results of Operations

          As a result of a number of factors, our historical results of operations may not be comparable to our results of operations in future periods and our results of operations may not be directly comparable from period to period. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

Connolly iHealth Merger

          Our results of operations prior to the Connolly iHealth Merger, which was consummated in May 2014, do not include the iHealth Technologies business and, accordingly, are not comparable to subsequent periods. The following is a discussion of the major factors affecting the comparability of our results of operations resulting from the merger:

          Net Revenue.    The periods after the Connolly iHealth Merger include net revenue from the combined businesses.

          Cost of Revenue.    The periods after the Connolly iHealth Merger include cost of revenue from the combined businesses.

          Selling, General and Administrative Expenses.    The periods after the Connolly iHealth Merger include selling, general and administrative expenses from the combined businesses.

          Transaction-related Expenses.    In connection with the Connolly iHealth Merger, we incurred significant transaction costs, primarily diligence-related costs and professional fees.

          Amortization and Depreciation Expenses.    As part of the Connolly iHealth Merger, we assigned values to the iHealth Technologies assets we acquired and the liabilities we assumed based upon their fair values at the acquisition date. In the merger, we acquired intangible assets, consisting primarily of client relationships, with a value of $543.2 million. Due to the significant increase in the amount of intangible assets, our amortization expense is significantly higher for the periods following the merger.

          Goodwill.    As a result of the Connolly iHealth Merger, we recorded $829.1 million in goodwill, which represents the amount that the $1.2 billion purchase price exceeded the fair value of the net assets acquired.

          Income Taxes.    In connection with the Connolly iHealth Merger, significant book and tax differences were accounted for in deferred taxes primarily related to business combination accounting for stock acquisitions. These differences include intangible assets and transaction costs. Notwithstanding these differences, the Connolly iHealth Merger did not have a material impact on our income tax expense.

          Interest Expense and Debt Extinguishment Costs.    In May 2014, we refinanced our indebtedness and entered into new credit facilities in connection with the Connolly iHealth Merger, which increased our total outstanding long-term debt from $319.2 million to $1.08 billion, resulting in a significant increase in interest expense. In addition, we recognized a loss of $9.8 million in debt extinguishment costs primarily associated with the write-off of unamortized fees related to indebtedness that was repaid to certain lenders.

Debt Refinancings, Repayments and Repricing

          In connection with our various debt refinancings, including those associated with the Advent Acquisition and the Connolly iHealth Merger in May 2014, we incurred significant debt issuance costs, primarily associated with the new indebtedness. These debt issuance costs are amortized utilizing the effective interest method over the associated life of the related term loan and recorded as interest expense. Unamortized debt issuance costs were $21.0 million and $27.2 million as of December 31, 2015 and 2014, respectively. We incurred $9.8 million and $11.7 million in debt extinguishment costs related to the May 2014 and January 2014 refinancings, respectively, primarily related to indebtedness that was repaid to certain lenders.

          In May 2015, we repriced our First Lien Credit Facilities which reduced the related interest rates. We incurred $4.1 million in debt extinguishment costs in connection with the repricing primarily related to accelerated recognition of the unamortized portion of debt issuance costs related to indebtedness that was repaid to certain lenders.

          In addition, upon the consummation of this offering, the interest rate on our existing credit facilities will decrease. See "—Liquidity and Capital Resources—Secured Credit Facilities."

          We intend to repay $              million of our outstanding debt using the proceeds from this offering, which will further reduce our interest expense by $              annually and result in debt extinguishment costs of approximately $             .

Medicare RAC Contract

          Historically, one of our largest clients was CMS under our Medicare RAC contract. As a result of the cessation of the submission of claims for review by CMS for a period of two months in 2014, the continued delays with the contract renewal process, as well as reductions of the scope of claims that we review, net revenue under our Medicare RAC contract has declined. Net revenue under our Medicare RAC contract was $18.5 million and $44.3 million for the years ended December 31, 2015 and 2014, respectively.

          Our current Medicare RAC contract was originally set to expire in February 2014. CMS has suspended the review by Medicare RACs of inpatient hospital claims for a determination of whether the inpatient hospital admission and patient status was appropriate. This type of improper medical inpatient claim has historically accounted for a substantial portion of the claims we had identified related to our Medicare RAC contract. If we are awarded a new contract with CMS, the continued suspensions of these reviews and additional limitations or restrictions on the type of claims reviewed by Medicare RACs, if implemented, likely will result in a reduction of net revenue compared to prior experience under our original Medicare RAC contract and may impact results of operations in the future.

          In November 2015, CMS announced as it continues the procurement process for the next round of Medicare RAC contracts, it is important that CMS begin to close out the current contracts so the Medicare RACs can complete all outstanding claim reviews and other processes by December 31, 2015, the end date of the current contracts. It remains uncertain as to when the new Medicare RAC regions will be awarded and the ultimate timing of implementation. In the meantime, the current Medicare RACs will continue active recovery auditing through at least July 31, 2016 under the latest contract modification.

          In August 2014, CMS announced that it would allow hospitals to remove all eligible inpatient status claims currently pending in the appeals process by offering to pay hospitals 68% of the original claim amount. On July 1, 2015, CMS issued a Technical Direction Letter to us and the other Medicare RACs, indicating that Medicare RACs will only be entitled to the contract contingency fee on the settled amounts of the claims, or 32% of the original inpatient claim amounts. Based on the initial lists of finalized settlements provided by CMS, we would be required to refund CMS approximately $22.3 million in Medicare RAC contingency fees due to these adjustments. CMS further advised that as the hospital settlement project continues, additional settlement lists will be matched to Medicare RAC claims which may result in updated refund amounts to those initially provided. While there are uncertainties in any dispute resolution and results are uncertain, we have disputed CMS's findings based on our interpretation of the terms of the Medicare RAC contract and our belief that the backup data provided by CMS is inaccurate and/or incomplete. Our liability for estimated refunds and appeals includes amounts for these settled claims based on our best estimates of the amount we believe will be ultimately payable to CMS based on our interpretation of the terms of the Medicare RAC contract. We believe that it is possible that we could be required to pay an additional amount up to approximately $12.4 million in excess of the amount we accrued as of December 31, 2015 based on the claims data we have received from CMS to date. As CMS completes its settlement process with the providers and updated files are provided to us, the potential amount owed by us may change. Our current Medicare RAC contract has been extended to July 31, 2016, with certain scope limitations, but is subject to further review, modification or earlier termination. We do not anticipate that Medicare RAC contracts will represent a significant portion of our business following this offering.

Impairment of Intangible Assets

          As a result of our Cotiviti rebranding, we recorded an impairment of intangible assets of $27.8 million related to our Connolly and iHealth trademarks during the year ended December 31, 2015. The remaining trademark value as of December 31, 2015 of $4.2 million is related to our retail business that will continue to operate as Connolly, a division of Cotiviti.

          Based on the facts and circumstances surrounding our Medicare RAC contract, including continued delays with the contract renewal process, as well as scope reductions that have resulted in a decrease in our future revenue projections, we performed an impairment review of our customer relationship intangible asset related to our Medicare RAC contract with CMS during the year ended December 31, 2014. As a result of this review, we recognized a $74.0 million impairment charge for the year ended December 31, 2014 due to a change in the estimated fair value of the Medicare RAC contract, a customer relationship intangible asset.

Our Segments

          We report our results of operations in two segments, (i) Healthcare and (ii) Global Retail and Other. Through our Healthcare segment, we offer prospective and retrospective claims accuracy solutions to healthcare payers in the United States. We also provide analytics-based solutions unrelated to our healthcare payment accuracy solutions, on a limited basis in the United States. Through our Global Retail and Other segment, we provide retrospective claims accuracy solutions to retailers primarily in the United States, Canada and the United Kingdom, as well as solutions that improve efficiency and effectiveness of payment networks for a limited number of clients.

          We evaluate the performance of each segment based on segment net revenue and segment operating income. The cost of revenue for each segment is based on direct expenses associated with revenue generating activities of each segment. We allocate selling, general and administrative expenses to each segment based on the segments' proportionate share of revenue and expenses directly related to the operation of the segment as determined by management. The following table sets forth the net revenue and operating income for our Healthcare and Global Retail and Other segments for the periods presented (in thousands).

	Year Ended December 31,

	2015	2014

Net Revenue
Healthcare	$467,044	$359,842
Global Retail and Other	74,299	81,530

Consolidated net revenue	$541,343	$441,372

Operating Income
Healthcare	$84,240	$23,713
Global Retail and Other	12,284	6,484

Consolidated operating income	$96,524	$30,197

          The following table sets forth our segment net revenue and percentage of consolidated net revenue by product type for the periods presented:

	Year Ended December 31,

	2015	%	2014	%

Healthcare
Retrospective claims accuracy	$251,288	46.4%	$240,544	54.5%
Prospective claims accuracy	201,899	37.3%	108,828	24.7%
Transaction services	13,857	2.6%	10,470	2.4%

Total Healthcare	467,044	86.3%	359,842	81.6%

Retail
Retrospective claims accuracy	72,060	13.3%	80,075	18.1%
Other	2,239	0.4%	1,455	0.3%

Total Global Retail and Other	74,299	13.7%	81,530	18.4%

Consolidated net revenue	$541,343	100.0%	$441,372	100.0%

Results of Operations

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

          The following table sets forth our consolidated statement of operations for the periods presented (in thousands):

	Year Ended December 31,				Percentage Change

	2015	Percentage of Net Revenue (%)	2014	Percentage of Net Revenue (%)	Period to Period (%)

Net revenue	$541,343	100.0	$441,372	100.0	22.7
Cost of revenue (exclusive of depreciation and amortization, stated separately below):
Compensation	183,817	34.0	164,552	37.3	11.7
Other costs of revenue	20,800	3.8	14,536	3.3	43.1

Total cost of revenue	204,617	37.8	179,088	40.6	14.3

Selling, general and administrative expenses (exclusive of depreciation and amortization, stated separately below):
Compensation	70,802	13.1	49,777	11.3	42.2
Other selling, general and administrative expenses	65,943	12.2	42,760	9.7	54.2

Total selling, general and administrative expenses	136,745	25.3	92,537	21.0	47.8

Depreciation and amortization of property and equipment	12,695	2.3	7,416	1.7	71.2
Amortization of intangible assets	61,467	11.4	52,355	11.8	17.4
Transaction-related expenses	1,469	0.3	5,745	1.3	(74.4)
Impairment of intangible assets	27,826	5.1	74,034	16.8	(62.4)

Total operating expenses	444,819	82.2	411,175	93.2	8.2

Operating income	96,524	17.8	30,197	6.8	219.6
Other expense (income):
Interest expense	65,561	12.1	51,717	11.7	26.8
Loss on extinguishment of debt	4,084	0.8	21,524	4.9	(81.0)
Other non-operating (income) expense	(826)	(0.2)	(415)	(0.1)	98.9

Total other expense (income)	68,819	12.7	72,826	16.5	(5.5)
Income (loss) from continuing operations before income taxes	27,705	5.1	(42,629)	(9.7)	(165.0)
Income tax expense (benefit)	14,401	2.6	(16,804)	(3.8)	(185.7)

Income (loss) from continuing operations	13,304	2.5	(25,825)	(5.9)	(151.5)
Gain on discontinued operations, net of tax	559	0.1	—	—	100.0

Net income (loss)	$13,863	2.6	$(25,825)	(5.9)	(153.7)

Net revenue

          Net revenue was $541.3 million for the year ended December 31, 2015 as compared to $441.4 million for the year ended December 31, 2014. The increase was the result of increased Healthcare segment revenue of $107.1 million, partially offset by decreased Global Retail and Other segment revenue of $7.2 million. See "—Segment net revenue and operating income."

Cost of revenue

          Cost of revenue related to compensation was $183.8 million for the year ended December 31, 2015 as compared to $164.6 million for the year ended December 31, 2014. The increase of $19.2 million was primarily the result of approximately $12.2 million in additional compensation expense related to the timing of the Connolly iHealth Merger, which occurred in May 2014 and therefore there was only a partial year of expense in the prior year. Additionally, compensation expense increased $3.7 million due to a change in our variable compensation program in the fourth quarter of 2015 which resulted in additional expense. Payroll-related expenses also increased approximately $0.8 million due to increased headcount partially offset by savings due to changes made to our variable compensation programs. Employee benefit costs increased approximately $2.2 million due to rising healthcare coverage costs and the increase in number of employees. Stock-based compensation also increased by approximately $0.3 million due to additional stock option grants.

          Other costs of revenue were $20.8 million for the year ended December 31, 2015 as compared to $14.5 million for the year ended December 31, 2014. The increase of $6.3 million was primarily the result of a $3.1 million increase in costs associated with the retrieval of medical records related to an increase in volume in our Healthcare business. Additionally we had an increase of $0.8 million in rent and occupancy as we expanded into additional facilities and an increase of $0.5 million in other variable costs to support our growing operations. The remaining increase of $1.9 million was primarily the result of the growth in operating costs associated with the timing of the Connolly iHealth Merger.

Selling, general and administrative expenses

          Selling, general and administrative expenses related to compensation was $70.8 million for the year ended December 31, 2015 as compared to $49.8 million for the year ended December 31, 2014. The increase of $21.0 million was due to a $6.8 million increase in payroll-related expenses due to an increase in the number of employees to support our growing operations, a $1.5 million increase in our discretionary match contributions to our employee retirement plans, a $1.0 million increase in employee benefit costs due to rising healthcare coverage costs and the increase in number of employees, a $1.0 million increase in severance costs as we eliminated certain positions and a $0.6 million increase in stock-based compensation due to additional stock option grants. The remaining increase of $10.1 million was primarily the result of the timing of the Connolly iHealth Merger.

          Other selling, general and administrative expenses were $65.9 million for the year ended December 31, 2015 as compared to $42.8 million for the year ended December 31, 2014. The increase of $23.1 million was partially due to ongoing investments to support our ability to grow, including an $8.3 million increase in professional and consulting fees as we have leveraged external resources and expertise and a $6.2 million increase in IT infrastructure and telecommunications costs. The remaining increase of $8.6 million was primarily the result of the timing of the Connolly iHealth Merger.

Depreciation and amortization of property and equipment

          Depreciation and amortization of property and equipment was $12.7 million for the year ended December 31, 2015 as compared to $7.4 million for the year ended December 31, 2014. The increase of $5.3 million was due to the timing of the Connolly iHealth Merger which increased our property and equipment by $7.6 million as well as capital expenditures of $23.0 million during the year ended December 31, 2015.

Amortization of intangible assets

          Amortization of intangible assets was $61.5 million for the year ended December 31, 2015 as compared to $52.4 million for the year ended December 31, 2014. The increase of $9.1 million was the result of the Connolly iHealth Merger which contributed amortization expense of $42.2 million and $26.8 million for the year ended December 31, 2015 and 2014, respectively. This increase was partially offset by the impairment of our CMS customer relationship intangible asset during the fourth quarter of 2014, which reduced amortization expense by $6.3 million for the year ended December 31, 2015 as compared to the prior year.

Transaction-related expenses

          Transaction-related expenses were $1.5 million for the year ended December 31, 2015 related to expenses incurred in connection with this offering. Transaction-related expenses were $5.7 million for the year ended December 31, 2014 and primarily related to diligence and other professional services fees associated with the Connolly iHealth Merger.

Impairment of intangible assets

          Impairment of intangible assets was $27.8 million for the year ended December 31, 2015 related to our Connolly and iHealth trademarks as a result of our Cotiviti rebranding in September 2015. Impairment of intangible assets was $74.0 million for the year ended December 31, 2014 related to our CMS customer relationship due to the change in estimated fair value of our Medicare RAC contract based on revised expectations of future cash flows from the Medicare RAC program.

Interest expense

          Interest expense was $65.6 million for the year ended December 31, 2015 as compared to $51.7 million for the year ended December 31, 2014. In connection with the Connolly iHealth Merger, we issued long-term debt of $1.08 billion associated with our Secured Credit Facilities to fund a portion of the merger. Proceeds were also used to refinance our then outstanding debt, which had an outstanding principal balance of $319.2 million. In May 2015, we repriced our First Lien Credit Facilities, lowering the interest rate by 50 basis points. The combination of these transactions, increasing the outstanding principal partially offset by a lower interest rate, resulted in an interest expense increase of $13.9 million.

Loss on extinguishment of debt

          Loss on extinguishment of debt was $4.1 million for the year ended December 31, 2015 related to the repricing of our First Lien Credit Facilities. During the year ended December 31, 2014 we recognized a loss on extinguishment of debt of $9.8 million as a result of refinancing our debt in connection with the Connolly iHealth Merger in May 2014 and $11.7 million as a result of our debt refinancing in January 2014.

Other non-operating income

          We had other non-operating income of $0.8 million for the year ended December 31, 2015 as compared to $0.4 million for the year ended December 31, 2014. The increase was primarily the result of an increase in sublease income.

Income tax expense

          We had total income tax expense of $14.4 million for the year ended December 31, 2015 as compared to an income tax benefit of $16.8 million for the year ended December 31, 2014. The effective tax rate for the year ended December 31, 2015 was 52.0% as compared to 39.4% for the year ended December 31, 2014. The increase in income tax expense and the effective tax rate are due to changes in uncertain tax positions, an increase in nondeductible costs, an increase in the valuation allowance and the impact of a state deferred tax remeasurement as a result of enacted statutory regulations.

Segment net revenue and operating income

          Healthcare segment net revenue was $467.0 million for the year ended December 31, 2015 as compared to $359.9 million for the year ended December 31, 2014. The increase of $107.1 million was the result of the timing of the Connolly iHealth Merger which contributed $63.3 million in Healthcare segment net revenue, a $68.3 million increase due to the increased penetration and expanded scope of services provided to our existing client base and a $1.3 million increase due to net new clients, offset by a $25.8 million decrease in net revenue from our Medicare RAC contract due to a significant reduction of claim submissions for review, the continued delays with the contract renewal process, as well as reductions of the scope of claims that we review.

          Global Retail and Other segment net revenue was $74.3 million for the year ended December 31, 2015 as compared to $81.5 million for the year ended December 31, 2014. The decrease of $7.2 million was the result of a $6.6 million decrease in revenue from our existing retail client base primarily related to several non-recurring claims in the prior year that did not repeat in 2015 and a $1.4 million decrease as a result of foreign currency fluctuations due to the strengthening of the U.S. dollar. This decrease was partially offset by a $0.8 million increase due to the timing of the Connolly iHealth Merger.

          Healthcare segment operating income was $84.2 million for the year ended December 31, 2015 as compared to $23.7 million for the year ended December 31, 2014. The increase in operating income of $60.5 million was the result of the increase in net revenue noted above, offset by an increase in compensation expense of $51.4 million, of which approximately $22.0 million related to the timing of the Connolly iHealth Merger and approximately $29.4 million related to increases in headcount partially offset by changes in our variable compensation plans in support of our growing operations. Additionally, the costs to retrieve medical records and the costs associated with the use of certain subcontractors increased by $4.3 million, primarily attributed to increased activity on our Medicare RAC contract. Costs to retrieve medical records occur in advance of the related revenue and we incurred fewer costs during the year ended December 31, 2014 as there was a temporary pause in the Medicare RAC contract. Rent and occupancy related costs increased $2.5 million as a result of additional leased office space needed to support our growing operations. Our ongoing investment in strategic initiatives contributed an additional $23.8 million in expense primarily related to an increase in professional fees as we leverage external resources and other costs as we build our information technology infrastructure. Impairment of intangible assets decreased $47.7 million as we had a $26.3 million impairment in 2015 as a result of our rebranding to Cotiviti as compared to a $74.0 million impairment in 2014 related to our CMS customer relationship intangible asset. Depreciation and amortization expenses increased by $15.6 million due to the acquisition of $7.6 million of property and equipment and $543.2 million in intangible assets from the Connolly iHealth Merger. Transaction-related expenses decreased $3.2 million as the costs in 2015 relate to our preparation of this offering compared to expenses in 2014 related to the Connolly iHealth merger.

          Global Retail and Other segment operating income was $12.3 million for the year ended December 31, 2015 as compared to $6.5 million for the year ended December 31, 2014. The increase in operating income of $5.8 million was the result of decreases in compensation expense of $11.1 million due to changes in our variable compensation structure partially offset by the decreased revenue discussed above. We incurred $1.5 million in impairment charges during the year ended December 31, 2015 due to our rebranding to Cotiviti and a reduction in the value of the remaining Connolly tradename. The remaining difference of $3.4 million relates to a decrease in the allocation of selling, general and administrative expenses as a result of the reduction in the segments proportionate share of the business.

Quarterly Results of Operations

          The following table sets forth statement of operations data for each of the quarters presented. We have prepared the quarterly statement of operations data on a basis consistent with the consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period. The Connolly iHealth Merger occurred in May 2014 and, as a result, our statements of operations data for the quarterly periods ended June 30 and March 31, 2014 are not necessarily comparable to each other or to the quarterly periods thereafter. See "—Factors Affecting the Comparability of our Results of Operations—Connolly iHealth Merger."

	Three Months Ended

	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014

(unaudited)
(dollars in thousands)
Net revenue	$151,463	$136,936	$133,306	$119,638	$122,765	$126,622	$108,294	$83,691
Cost of revenue (exclusive of depreciation and amortization, stated separately below):
Compensation	50,889	46,424	44,528	41,976	43,353	43,413	41,133	36,653
Other costs of revenue	6,171	5,646	4,621	4,362	4,343	3,408	3,284	3,501

Total cost of revenue	57,060	52,070	49,149	46,338	47,696	46,821	44,417	40,154
Selling, general and administrative expenses (exclusive of depreciation and amortization, stated separately below):
Compensation	18,216	16,997	17,443	18,146	15,444	15,017	11,536	7,780
Other selling, general and administrative expenses	21,520	16,351	14,756	13,316	15,436	11,693	9,257	6,374

Total selling, general and administrative expenses	39,736	33,348	32,199	31,462	30,880	26,710	20,793	14,154
Depreciation and amortization of property and equipment	3,425	3,773	2,775	2,722	2,405	2,252	1,602	1,157
Amortization of intangible assets	15,211	15,437	15,410	15,409	15,414	17,518	12,504	6,919
Transaction-related expenses	1,115	354	—	—	16	193	1,252	4,284
Impairment of intangible assets	—	27,826	—	—	74,034	—	—	—

Total operating expenses	116,547	132,808	99,533	95,931	170,445	93,494	80,568	66,668

Operating income (loss)	34,916	4,128	33,773	23,707	(47,680)	33,128	27,726	17,023
Other expense (income):
Interest expense	15,706	16,180	16,753	16,922	17,369	17,496	11,323	5,529
Loss on extinguishment of debt	—	—	4,084	—	—	—	9,855	11,669
Other non-operating (income) expense	(442)	(187)	(21)	(176)	(189)	(158)	(84)	16

Total other expense (income)	15,264	15,993	20,816	16,746	17,180	17,338	21,094	17,214
Income (loss) from continuing operations before income taxes	19,652	(11,865)	12,957	6,961	(64,860)	15,790	6,632	(191)
Income tax expense (benefit)	10,469	(4,571)	5,177	3,326	(25,893)	6,256	2,683	150

Income (loss) from continuing operations	9,183	(7,294)	7,780	3,635	(38,967)	9,534	3,949	(341)
Gain on discontinued operations, net of tax	—	—	—	559	—	—	—	—

Net income (loss)	$9,183	$(7,294)	$7,780	$4,194	$(38,967)	$9,534	$3,949	$(341)

Liquidity and Capital Resources

          Our primary sources of liquidity are, and after the completion of this offering are expected to continue to be, our existing cash and cash equivalents, cash provided by operating activities, borrowings under our Secured Credit Facilities and proceeds from this offering. As of December 31, 2015, we had cash and cash equivalents of $149.4 million and availability under the revolving portion of our Secured Credit Facilities of $71.5 million. Our total indebtedness was $1.06 billion as of December 31, 2015. See "Description of Material Indebtedness." After giving effect to the application of the estimated net proceeds from this offering, our total indebtedness will be $          million. See "Use of Proceeds."

          Our principal liquidity needs have been, and will continue to be, debt service, capital expenditures, working capital and potential mergers and acquisitions. Our capital expenditures support investments in our underlying infrastructure to enhance our solutions and technology for future growth. Our capital expenditures have been $23.0 million and $19.0 million for the years ended December 31, 2015 and 2014, respectively. Additionally, our strategy includes the expansion of our existing solutions and the development of new solutions, which will require cash expenditures over the next few years and will be funded primarily by cash provided by operating activities.

          We believe that our cash flow from operations, availability under our Secured Credit Facilities and available cash and cash equivalents will be sufficient to meet our liquidity needs for at least the foreseeable future. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of additional indebtedness, the issuance of equity financings, or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available from additional indebtedness or otherwise to meet our liquidity needs. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution.

Cash Flows

          The following table provides a summary of cash flows from operating, investing and financing activities for the periods presented (in thousands):

	Year Ended December 31,

	2015	2014

Net cash provided by operating activities	$63,154	$95,728
Net cash used in investing activities	(22,581)	(1,091,520)
Net cash (used in) provided by financing activities	(8,976)	1,025,872

Operating Activities

          Net cash provided by operating activities was $63.2 million and $95.7 million for the years ended December 31, 2015 and December 31, 2014, respectively. The decrease in cash provided by operating activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily was due to:

  •
  an increase in net income of $39.7 million, primarily driven by the following:

  •
  a decrease of $46.2 million in impairment of intangible assets related to the 2015 impairment of certain trademarks as a result of our rebranding and the 2014 impairment of the CMS customer relationship intangible asset;

  •
  a decrease of $17.4 million primarily related to the two losses on debt extinguishments in 2014 as compared to the one loss on the debt repricing in 2015;

  •
  an increase of $14.4 million in depreciation and amortization expense primarily related to additional assets from the Connolly iHealth Merger and increased capital expenditures; and

  •
  a decrease in operating assets and liabilities of $58.6 million primarily driven by the following:

  •
  an increase of $39.1 million primarily related to the payment of certain incentive compensation to former employees of iHealth Technologies as a result of the change in control from the Connolly iHealth Merger during the year ended December 31, 2014. This increase is partially offset by reduced year-end compensation accruals at December 31, 2015 due to timing of payment for certain compensation programs;

  •
  an increase of $11.1 million in other current assets primarily related to estimated tax payments made during the year ended December 31, 2015 as compared to the year ended December 31, 2014;

  •
  a decrease of $20.5 million in accounts payable and accrued other expenses, primarily related to a $22.3 million final payment to the sellers of iHealth Technologies in 2015;

  •
  an increase of $25.4 million in accounts receivables primarily due to an increase in revenue; and

  •
  a decrease of $40.5 million in the estimated liability for refunds and appeals related to refunds or offsets made to our clients as well as changes in refund liabilities assumed from the Connolly iHealth Merger.

Investing Activities

          Net cash used in investing activities was $22.6 million and $1.09 billion for the years ended December 31, 2015 and December 31, 2014, respectively. The decrease in cash used in investing activities during the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily was due to $1.07 billion in business combination costs related to the Connolly iHealth Merger in 2014.

Financing Activities

          Net cash used in financing activities was $9.0 million for the year ended December 31, 2015 and net cash provided by financing activities was $1.03 billion for the year ended December 31, 2014. The decrease in cash provided by financing activities during the year ended December 31, 2015 as compared to the year ended December 31, 2014 was primarily due to $1.40 billion in proceeds from the issuance of debt pursuant to our Secured Credit Facilities and $365.2 million in proceeds from the issuance of common stock related to the Connolly iHealth Merger during the year ended December 31, 2014. During the year ended December 31, 2014 we had $683.9 million in repayments of debt associated with the debt refinancings and scheduled principal payments and the payment of $49.6 million in financing fees related to the debt refinancings as compared to scheduled principal payments of $8.1 million and payment of $1.1 million in financing fees related to the debt repricing during the year ended December 31, 2015.

Secured Credit Facilities

          On May 14, 2014, in connection with the Connolly iHealth Merger, the Borrowers entered into the Secured Credit Facilities, consisting of First Lien Credit Facilities and Second Lien Credit Facility. The First Lien Credit Facilities consist of a First Lien Term Loan in the original principal amount of $810.0 million and a $75.0 million First Lien Revolving Facility, of which $25.0 million may, at our option, be made available for letters of credit and $20.0 million may, at our option, be made available for swingline loans. The Second Lien Credit Facility consists of a Second Lien Term Loan in the original principal amount of $265.0 million.

          The First Lien Term Loan will mature on May 14, 2021 and the First Lien Revolving Facility will mature on May 14, 2019. We are required to make annual amortization payments in respect of the term loan under the First Lien Credit Facilities in an amount equal to 1.00% of the original principal amount thereof, payable in equal quarterly installments of 0.25% of the original principal amount of the first lien term loan. Such quarterly amortization payments are reduced ratably by any mandatory prepayments. The Second Lien Credit Facility matures on May 14, 2022 and does not require amortization payments.

          The obligations under the First Lien Credit Facilities are secured by first priority security interests in substantially all of the assets of the Borrowers and the guarantors, subject to permitted liens and other exceptions. The obligations under the Second Lien Credit Facility are secured by second priority security interests in substantially all of the assets of the Borrowers and the guarantors, subject to permitted liens and other exceptions. All of our subsidiaries are guarantors under the Secured Credit Facilities. The Secured Credit Facilities contain financial covenants and certain business covenants, including restrictions on dividend payments, which the Borrowers must comply with during the term of the agreement. As of December 31, 2015, the Borrowers were in compliance with the Secured Credit Facilities.

          Borrowings under the Secured Credit Facilities bear interest at a rate per annum equal to the applicable margin, plus, at the Borrowers' election, either (a) a base rate determined by reference to the highest of (i) the federal funds effective rate in effect on such date plus 0.50%, (ii) the LIBO rate (LIBOR) plus 1.00%, (iii) the prime commercial lending rate of the administrative agent as in effect on the relevant day and (iv) with respect to the First Lien Term Loan and the Second Lien Credit Facility only, 2.00% or (b) LIBOR determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing, adjusted for certain additional costs, which may not, in the case of borrowings of First Lien Term Loans and loans under the Second Lien Credit Facility, be less than 1.00%.

          The applicable margin for the First Lien Term Loan was originally 3.00% for base rate borrowings and 4.00% for LIBOR borrowings. On May 27, 2015, the credit agreement governing our First Lien Credit Facilities was amended to reduce the applicable margin for the First Lien Term Loan to 2.50% for base rate borrowings and 3.50% for LIBOR borrowings. We are also required to pay a customary annual administration fee to the administrative agent under the First Lien Credit Facilities.

          Prior to this offering, the applicable margin for loans under the First Lien Revolving Facility was determined in accordance with the table set forth below, with the first lien leverage ratio determined in accordance with the terms of the documentation governing the First Lien Credit Facilities:

First Lien Leverage Ratio	Applicable Margin for Base Rate Loans	Applicable Margin for LIBOR Loans

Greater than 4.00:1.00	2.25%	3.25%
Less than or equal to 4.00:1.00 and greater than 3.50:1.00	2.00%	3.00%
Less than or equal to 3.50:1.00	1.75%	2.75%

          Following this offering, the applicable margin for loans under the First Lien Revolving Facility will be determined in accordance with the table set forth below:

First Lien Leverage Ratio	Applicable Margin for Base Rate Loans	Applicable Margin for LIBOR Loans

Greater than 4.00:1.00	2.00%	3.00%
Less than or equal to 4.00:1.00 and greater than 3.50:1.00	1.75%	2.75%
Less than or equal to 3.50:1.00	1.50%	2.50%

          The applicable margin for the term loan under the Second Lien Credit Facility is 6.00% for base rate loans and 7.00% for LIBOR loans. Following this offering, the applicable margin for the term loan under the Second Lien Credit Facility will be 5.75% for base rate loans and 6.75% for LIBOR loans. We are also required to pay a customary annual administration fee to the administrative agent under the Second Lien Credit Facility.

          For an additional description of the Secured Credit Facilities, see "Description of Material Indebtedness—Secured Credit Facilities."

Contractual Obligations

          As of December 31, 2015, our contractual obligations and other commitments were as follows:

	Payments due by period

	Less than 1 Year	1 - 3 Years	3 - 5 Years	Thereafter	Total

	(in millions)
Principal payments of debt(1)	$21.1	$15.9	$15.9	$1,010.0	$1,062.9
Interest on long-term debt(2)	57.7	113.8	112.0	41.9	325.4
Asset retirement obligations(3)	—	0.8	2.3	—	3.1
Operating lease payments(4)	7.6	12.6	3.9	1.7	25.8
Purchase obligations(5)	10.4	10.2	0.2	—	20.8
Interest rate cap agreements(6)	1.5	2.8	1.0	—	5.3

Total	$98.3	$156.1	$135.3	$1,053.6	$1,443.3

(1)
Represents the principal amount of indebtedness, including the mandatory prepayment due in 2016, under our Secured Credit Facilities.

(2)
Represents the expected cash payments for interest on our long-term debt based on interest rates in place and the amounts outstanding as of December 31, 2015. Because the interest rates under the Secured Credit Facilities are variable, actual payments may differ.

(3)
Represents asset retirement obligations arising from contractual requirements to perform specified activities at the time of disposition of certain leasehold improvements and equipment at certain of our facilities.

(4)
Represents amounts due under existing operating leases related to our offices and other facilities.

(5)
Represents noncancelable commitments for the purchase of goods and services.

(6)
Represents amounts due under our existing interest rate cap agreements.

Critical Accounting Policies

          Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our clients and information available from other outside sources, as appropriate. Our actual results may differ from these estimates. The accounting policies that we believe to be the most critical to an understanding of our financial condition and results of operations and that require the most complex and subjective management judgments are discussed below.

Revenue Recognition, Unbilled Receivables and Estimated Liability for Refunds and Appeals

          We base our net revenue on specific contracts with our clients. These contracts generally specify: (a) time periods covered by the work to be performed; (b) nature and extent of services we are to provide; (c) the client's duties in assisting and cooperating with us; and (d) fees payable to us. Our fees earned are generally expressed as a specified percentage of our findings and, in limited cases, as a flat fee. For those clients where we identify any payment errors in advance of payment to the providers, the clients reduce the amount paid to the providers based upon the savings we have identified. For those clients where we identify payment errors after the client has made payment, clients generally recover claims either by taking credits against outstanding payables or future purchases from the related providers or vendors or receiving refund checks directly from those vendors. The manner in which a claim is recovered by a client often is dictated by industry practice. In addition, many clients establish specific procedural guidelines that we must satisfy prior to submitting claims for client approval, and these guidelines are unique to each client.

          We generally recognize revenue for performance fee based contracts when we have determined our clients have received economic value. This is determined generally through credits taken against existing accounts payable due to the providers or vendors, refund checks received from those vendors, or evidence of reduced payments to providers based upon savings identified by us. Additionally, the following criteria must be met: (a) persuasive evidence of an arrangement exists; (b) services have been rendered; (c) the fee billed to the client is fixed or determinable and (d) collectability is reasonably assured.

          We derive a relatively small portion of revenue on a "fee-for-service" basis whereby billing is based upon a flat fee or a fee per hour. We recognize revenue for these types of services ratably over the contract term, and when criteria (a) through (d) as set forth above are met.

          Historically, there has been a certain amount of revenue with respect to which, even though we had met the requirements of our revenue recognition policy, the claim is ultimately rejected. In such cases, our clients may request a refund or offset if their providers or vendors ultimately reject the payment inaccuracies we find or if our clients determine not to pursue reimbursement from their providers or vendors even though we may have collected fees. We record any such refunds as a reduction of revenue. We compute an estimate of our refund liabilities at any given time based on actual historical refund data by type of client. We satisfy such refund liabilities either by offsets to amounts otherwise due from clients or by cash refunds to clients.

          In addition to the refund liabilities, we calculate client specific reserves where we determine an additional reserve may be necessary.

          The appeal process established by CMS under our Medicare RAC contract includes five levels of appeals which can extend in excess of two years. Healthcare providers have the right to appeal a claim and may pursue additional appeals if the initial appeal is found in favor of CMS. We accrue an estimated liability for appeals based on the amount of fees that are subject to appeals, closures or other adjustments and those which we estimate are probable of being returned to CMS following a successful appeal by the providers. Our estimates are based on our historical experience with the Medicare RAC appeal process.

          At December 31, 2015 and December 31, 2014, a total of $33.4 million and $23.2 million, respectively, was presented as an estimated allowance for refunds and appeals, representing our estimate of claims that may be overturned related to amounts in accounts receivable. At December 31, 2015 and December 31, 2014, a total of $67.8 million and $74.9 million, respectively, was presented as an estimated liability for refunds and appeals, representing our estimate of claims that may be overturned related to revenue which had already been collected.

          Our assumptions are based on historical refund data by our clients. We do not believe that we face a risk of significant loss in excess of the amounts accrued, other than a contingent liability of up to $12.4 million for refunds and appeals under our Medicare RAC contract. Any future changes to our customer contracts, including further modifications to our Medicare RAC contract, may require us to apply different estimates and assumptions, which in turn could impact both our revenue and our estimated liability for refunds and appeals in future periods.

          Unbilled receivables represent revenue recognized related to claims for which clients have received economic value that were not invoiced at the balance sheet date. As of December 31, 2015 and December 31, 2014, approximately $51.8 million and $42.4 million, respectively, related to unbilled receivables were included in accounts receivable on our consolidated balance sheets.

          Certain unbilled receivables arise when a portion of our earned fee is deferred at the time of the initial invoice. At a later date (which can be up to a year after original invoice, and at other times, a year after completion of the audit period based on contractual terms or as agreed with our client), we invoice the unbilled receivable amount. Notwithstanding the deferred due date, our clients acknowledge we have earned this unbilled receivable at the time of the original invoice, but we have agreed to defer billing the client for the related services. As of December 31, 2015 and December 31, 2014, approximately $6.4 million and $7.5 million, respectively, related to unbilled receivables of this nature were included in accounts receivable on our consolidated balance sheets.

          We record periodic changes in unbilled receivables and refund liabilities as adjustments to revenue.

Impairment of Long-Lived Assets

          We review long-lived assets, including property and equipment and intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If circumstances require the asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying value of the asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent the carrying value exceeds its fair value. We determine fair value through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information on impairment testing results.

          We estimate the fair value of long-lived intangible assets using the excess earnings approach. The excess earnings approach considers factors such as the wasting nature of intangible assets and the allowance of a fair return on the net tangible assets and other intangible assets employed in determining an appropriate fair value. This approach also includes performing discounted cash flow analyses which utilize projected cash flows as well as a residual value, which is discounted to the present value in order to arrive at fair value. We rely on the following key assumptions in our discounted cash flows analysis:

  •
  Projected revenues based on our estimates;

  •
  Discount rate applied to forecasted future cash flows to calculate the present value of those cash flows; and

  •
  Long-term growth rate applied to our last year forecasted cash flows to calculate the residual value of our future cash flows.

          The determination of the above inputs involves significant estimates and assumptions about several highly subjective variables. Our estimates and assumptions may be based, in part, on the availability of market data. We base our fair value estimates on assumptions we believe are reasonable, but recognize that the assumptions are inherently uncertain.

          Based on the facts and circumstances surrounding our Medicare RAC contract, including continued delays with the contract renewal process, as well as scope reductions that have resulted in a decrease to future revenue projections (see Note 8 to our consolidated financial statements included elsewhere in this prospectus for additional information), we performed an impairment review of our customer relationship intangible asset related to our Medicare RAC contract with CMS during the year ended December 31, 2014.

          The discount rate and long-term growth rates used were 10.5% and 2.3%, respectively. As a result of this review, we recognized a $74.0 million impairment charge for the year ended December 31, 2014 due to a change in the estimated fair value of this customer relationship intangible asset associated with the Medicare RAC contract, bringing its carrying value to $4.7 million at the time of the impairment. Unfavorable changes in the above key assumptions may impact future testing results and could lead to further impairment of our customer relationship intangible asset related to our Medicare RAC contract with CMS, which had a remaining value of $4.0 million as of December 31, 2015.

Goodwill and Indefinite — Lived Intangible Assets

          Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination which are not individually identified and separately recognized. We do not amortize goodwill. Goodwill has resulted from the Advent Acquisition in 2012 and from the Connolly iHealth Merger in 2014 as described in Note 4 to our consolidated financial statements included elsewhere in this prospectus. As of December 31, 2015, we had goodwill of approximately $1.2 billion, which represented 55% of our consolidated total assets.

          We review goodwill for impairment at least annually. An entity is permitted to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step quantitative impairment test as required in FASB ASC Topic 350, Intangibles—Goodwill and Other. Otherwise, the entity must perform the two-step quantitative impairment test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of related goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

          We estimate reporting unit fair value using the income approach. We perform discounted cash flow analyses which utilize projected cash flows as well as a residual value, which is discounted to the present value in order to arrive at reporting unit fair value. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions and estimates underlying the approach used to determine the value of our reporting units. Actual results could differ from management's estimates, and such differences could be material to our consolidated financial position and results of operations. We rely on the following key assumptions, which require significant judgment and estimates, in our discounted cash flows analysis:

  •
  Reporting unit projected revenues based on our best estimates;

  •
  Discount rate applied to forecasted future cash flows to calculate the present value of those cash flows; and

  •
  Long-term growth rate applied to our last year forecasted cash flows to calculate the residual value of our future cash flows.

          Our annual impairment analysis is completed as of October 1 of each year. In our October 1, 2015 analysis, the results indicated that the excess of the estimated fair values of our Healthcare and Global Retail and Other reporting units compared to their carrying value was 62% and 22%, respectively. Our analysis included the use of a discount rate for our Healthcare and Global Retail and Other reporting units of 11.0% and 13.5%, respectively. The long-term growth rate used for our Healthcare and Global Retail and Other reporting units was 2.4% and 0.0%, respectively. Unfavorable changes in the above key assumptions could impact testing results and could lead to a potential failure in the first step of the goodwill impairment testing process.

          For example, keeping all other assumptions constant, a 100 basis point increase in the weighted average cost of capital discount rate would have caused the estimated fair value of our Healthcare reporting unit to decrease approximately 12% and the percentage of the excess of its fair value over the carrying value would approximate 42% while a similar increase for our Global Retail and Other reporting unit would have caused the estimated fair value of the reporting unit to decrease approximately 6% and the percentage of the excess of its fair value over the carrying value would approximate 14%. Given the significant excess of the fair value over the carrying value we have for both of our reporting units, we do not believe an inconsequential change in our long-term growth rate assumption would have a significant impact.

          Intangible assets with indefinite lives which are not being amortized, including certain trademarks, are tested for impairment at least annually. An entity is allowed to first assess qualitative factors to determine whether the existence of events and circumstances indicates it is more likely than not that an indefinite-lived intangible asset is impaired. If it is determined a quantitative assessment is necessary, then the fair value of the intangible asset is compared to its carrying value. If the carrying value is greater than the implied fair value of the intangible asset, an impairment loss is recognized for the excess amount.

          We perform our annual impairment review of goodwill and indefinite-lived intangible assets at October 1, or when a triggering event occurs between annual impairment tests. A $27.8 million impairment charge was recorded during the year ended December 31, 2015 as a result of our Cotiviti rebranding in September 2015 related to our trademarks. No impairment charges for goodwill and indefinite-lived intangible assets were recorded during the year ended December 31, 2014. See Notes 6 and 7 to our consolidated financial statements included elsewhere in this prospectus for additional information on impairment testing results.

Income Taxes

          We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for tax attributes such as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we reduce the deferred tax asset valuation allowance and record a benefit in our provision for income taxes in the consolidated statements of comprehensive income.

          We record liabilities related to uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits within the income tax provision in the accompanying consolidated statements of comprehensive income (loss). Accrued interest and penalties are included within accrued other expenses in the consolidated balance sheets.

Stock-Based Compensation

          We grant options to purchase shares of our common stock, restricted stock and certain other equity awards to directors, officers and key employees under the 2012 Plan. The issuance of up to 1,187,431 shares of our common stock is authorized under the 2012 Plan. As of December 31, 2015, we had 124,987 shares of our common stock available for future grants under the 2012 Plan. Stock options granted are subject to either time of service (service-based awards) or performance (performance-based awards) criteria.

          Service-based awards vest ratably over a five year service period from the grant date. In the event of a change in control, any outstanding, unvested service-based awards will vest immediately. As of December 31, 2015, we had total unrecognized compensation cost related to unvested service-based awards of $15.1 million, which we expect to be recognized over the next 3.9 years.

          Performance-based awards vest in accordance with the specific performance criteria espoused in the executed award agreements. As the criteria associated with the performance-based awards are based on a future event as defined in the terms of the award agreements, including a change in control or initial public offering, which as of December 31, 2015 has not yet occurred, no compensation expense has been recorded for these stock options. The estimated unrecognized compensation associated with our outstanding stock options subject to performance criteria was approximately $16.2 million at December 31, 2015. Such options will vest upon the consummation of this offering and we will recognize the related expense in the period in which we consummate this offering.

          The following table sets forth the options granted, exercised, forfeited or expired under the 2012 Plan for the periods presented.

	Year Ended December 31,

	2015		2014

	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding beginning of period	823,645	$60.52	543,060	$50.03
Granted	327,535	95.78	321,500	76.91
Exercised	(4,200)	50.03	(2,256)	50.03
Forfeited	(90,992)	73.83	(38,659)	50.03
Expired	—	—	—	—

Outstanding at end of period	1,055,988	$70.35	823,645	$60.52

          We recognize stock-based compensation based on the grant date fair value of the award. The fair value of each stock option award is estimated on the date of grant using a Black Scholes—Merton option pricing model. The expected term of the option represents the period the stock-based awards are expected to be outstanding. We use the simplified method under the provisions of ASC 718, Stock Based Compensation, for estimating the expected term of the options. Since the underlying shares have not been publicly traded and are rarely traded privately, there is insufficient volatility data available. Accordingly, we calculate expected volatility using comparable peer companies with publicly traded shares over a term similar to the expected term of the options issued. We do not intend to pay dividends on our common shares, and therefore, the dividend yield percentage is zero. The risk free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of our stock options. We do not currently adjust compensation expense for forfeitures as there has not been significant forfeiture activity.

          We used the following weighted average assumptions to estimate the fair value of stock options granted for the periods presented:

	Year Ended December 31,

	2015	2014

Expected term (years)	6.25	6.25
Expected volatility	50.00%	50.00%
Expected dividend yield	0.00%	0.00%
Weighted-average risk-free interest rate	1.70%	1.80%
Weighted-average grant date fair value	$47.42	$34.80

          The valuation of our common stock is determined in accordance with the guidelines set forth in the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA guide. We consider numerous objective and subjective factors to determine our best estimate of the fair value of our common stock, including but not limited to:

  •
  Our historical financial results and estimated trends and prospects for future financial performance; and

  •
  Third party valuations in connection with our annual goodwill impairment testing.

          Since 2014, we issued options to purchase shares of our common stock at the following exercise prices:

Grant Date	Options Granted	Exercise Price	Fair Value of Common Stock

January 2, 2014	10,000	$50.03	$59.34
September 26, 2014	279,500	$80.95	$80.95
June 2, 2015	4,030	$80.95	$72.14
November 23, 2015	319,475	$95.96	$95.96
December 1, 2015	4,030	$95.96	$95.96

          We estimate the fair value of our common stock using the market approach and income approach, in order to assist our Board in assigning an exercise price to future stock grants. We believe both of these approaches were appropriate methodologies given our stage of development at that time. For the market approach, we utilized the guideline company method by analyzing a population of comparable companies and selected those companies that we consider to be the most comparable to us in terms of size, growth, profitability, risk and return on investment, among others. We then used these guideline companies to develop relevant market multiples and ratios, which were applied to our corresponding financial projections to estimate our total enterprise value. We also include a lack of marketability discount given we are not publicly traded and there is not an active market for our common stock. We relied on the following key assumptions for the market approach:

  •
  Our projected revenue determined as of the valuation date based on our estimates; and

  •
  Multiples of market value to expected future revenue, determined as of the valuation date, based on a group of comparable companies.

          For the income approach, we performed discounted cash flow analyses which utilized projected cash flows as well as a residual value, which were discounted to the present value in order to arrive at an enterprise value. We relied on the following key assumptions for the income approach in addition to management projections discussed above:

  •
  Discount rate applied to forecasted future cash flows to calculate the present value of those cash flows; and

  •
  Terminal value multiple applied to our last year forecasted cash flows to calculate the residual value of our future cash flows.

Off-Balance Sheet Arrangements

          Except for operating leases and certain letters of credit entered into in the normal course of business, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Qualitative and Quantitative Disclosures About Market Risk

          We are exposed to market risks relating to interest rate fluctuations and inflation.

Interest Rate Risk

          We are exposed to interest rate risk on our Secured Credit Facilities, which bear interest at variable rates. As of December 31, 2015, we had outstanding borrowings under the Secured Credit Facilities of $1.06 billion. Borrowings under the Secured Credit Facilities bear interest at a rate per annum equal to the applicable margin, plus, at the Borrowers' election, either (a) a base rate determined by reference to the highest of (i) the federal funds effective rate in effect on such date plus 0.50%, (ii) LIBOR plus 1.00%, (iii) the prime commercial lending rate of the administrative agent as in effect on the relevant day and (iv) with respect to the First Lien Term Loan and the Second Lien Credit Facility only, 2.00% or (b) LIBOR determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing, adjusted for certain additional costs, which may not, in the case of borrowings of First Lien Term Loans and loans under the Second Lien Credit Facility, be less than 1.00%.

          We manage our interest rate risk through the use of derivative financial instruments. Specifically, we enter into interest rate cap agreements to manage our exposure to potential interest rate increases that may result from fluctuations in the three month LIBOR. Interest rate cap agreements designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for a deferred premium.

          As of December 31, 2015 and 2014, we had $630.0 million and $700.0 million, respectively, in notional debt outstanding related to interest rate cap agreements, which cover interest payments through September 2019. The interest rate cap agreements outstanding as of December 31, 2015 effectively guarantee a ceiling to the interest rate we would otherwise pay on our floating rate debt. This interest rate ceiling on all outstanding hedges is 3.00%. As of December 31, 2015, our interest rate cap agreements were designated as cash flow hedges so that changes in the fair market value of the interest rate cap agreements were included within other comprehensive income.

          Based on our outstanding debt as of December 31, 2015, and assuming that our mix of debt instruments, interest rate caps and other variables remain the same, the annualized effect of a one percentage point change in variable interest rates would have an annualized pretax impact on our earnings and cash flows of approximately $5.6 million.

          In the future, in order to manage our interest rate risk, we may refinance our existing debt, enter into additional interest rate cap agreements, modify our existing interest rate cap agreement or make changes that may impact our ability to treat our interest rate caps as cash flow hedges. However, we do not intend or expect to enter into derivative or interest rate cap transactions for speculative purposes.

Inflation Risk

          We do not believe that the effects of inflation have had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to offset such increased costs through price increases. Our inability or failure to offset any such cost increases in the future could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

Jumpstart Our Business Startups Act of 2012

          We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation and stockholder advisory votes on golden parachute compensation. Under the JOBS Act, we will remain an emerging growth company until the earliest of:

  •
  the last day of the fiscal year during which we have total annual gross revenue of $1 billion or more;

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  the last day of the fiscal year following the fifth anniversary of the completion of the IPO;

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  the date on which we have, during the previous three-year period, issued more than $1 billion in non- convertible debt; and

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  the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which will be the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our most recently completed second fiscal quarter, (ii) been a public company for at least 12 months and (iii) filed at least one annual report with the SEC. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

          The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we chose to opt out of that extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Under Section 107 of the JOBS Act, our decision to opt out of the extended transition period for complying with the new or revised accounting standards is irrevocable.

Recently Issued Accounting Pronouncements

          In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02") which changes the accounting recognition, measurement and disclosure for leases in order to increase transparency. ASU 2016-02 requires lease assets and liabilities to be recognized on the balance sheet and key information about leasing arrangements to be disclosed. The guidance is effective for public companies with annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. We are evaluating this new guidance and its impact on our consolidated financial statements and related disclosures.

          In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01") which changes the current financial instruments model primarily impacting the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The guidance is effective for public companies with annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. We are evaluating this new guidance and do not believe it will have a material impact on our consolidated financial statements and related disclosures.

          In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, ("ASU 2015-17") which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The guidance is effective for public companies with annual and interim periods beginning after December 15, 2016. Early adoption is permitted. We are evaluating this new guidance and its impact on our consolidated balance sheets and related disclosures and expect the adoption of this ASU will reduce our total current assets and net working capital.

          In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16") which requires an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance is effective for public companies with annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. We early adopted this guidance in 2015 and it did not have a material impact to our consolidated financial statements and related disclosures.

          In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement ("ASU 2015-05") which established guidance regarding the accounting for software licenses. ASU 2015-05 is effective for annual reporting periods, including interim periods, beginning after December 15, 2015. We are evaluating this new guidance and do not believe it will have a material impact on our consolidated financial statements and related disclosures.

          In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt and Issuance Costs ("ASU 2015-03") which establishes guidance to simplify the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that liability, consistent with debt discounts. The guidance is effective for annual reporting periods beginning after December 15, 2015, and interim periods within that reporting period. Early adoption is permitted. We are evaluating this new guidance and do not believe it will have a material impact on our consolidated financial statements and related disclosures.

          In June 2014, FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period ("ASU 2014-12"). ASU 2014-12 brings consistency to the accounting for share-based payment awards that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards. ASU 2014-12 is effective for annual reporting periods beginning after December 15, 2015, and interim periods within that reporting period. Early adoption is permitted. We are evaluating this new guidance and do not believe it will have a material impact on our consolidated financial statement disclosures.

          In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09") which supersedes existing revenue recognition guidance and provides clarification of principles for recognizing revenue from contracts with customers. ASU 2014-09 is effective for annual periods beginning after December 15, 2017 and interim periods within that reporting period. We are evaluating this new guidance, the method of adoption we will take and the impact, if any, on our consolidated financial statements and related disclosures.

BUSINESS

Overview

          Cotiviti is a leading provider of analytics-driven payment accuracy solutions, focused primarily on the healthcare sector. Our integrated solutions help clients enhance payment accuracy in an increasingly complex healthcare environment. We leverage our robust technology platform, configurable analytics, proprietary information assets and expertise in healthcare reimbursement to help our clients enhance their claims payment accuracy. We help our healthcare clients identify and correct payment inaccuracies, which resulted in over $2.7 billion in savings in 2015. We work with over 40 healthcare organizations, including eight of the ten largest U.S. commercial, Medicare and Medicaid managed health plans, as well as CMS. We are also a leading provider of payment accuracy solutions to over 40 retail clients, including eight of the ten largest retailers in the United States.

          Timely and accurate healthcare claims processing is critical to the U.S. healthcare system. The administration of healthcare claims is complex and payment inaccuracies can occur for many reasons. Changes in the healthcare industry, such as increasingly complex reimbursement models, increased coding complexity, changing demographics, the shift to managed care plans within government healthcare and increased healthcare coverage, are expected to further increase the complexity of healthcare payments. We support healthcare payers in managing these complexities in the claims payment process. Our analytics-driven solutions review claims for accuracy with respect to billing accuracy, contract compliance, payment responsibility and clinical appropriateness before and after claims are paid.

          We were formed in May 2014 through the merger of Connolly, a leader in retrospective payment accuracy solutions for the healthcare and retail sectors and iHealth Technologies, a leader in prospective payment accuracy solutions for the healthcare sector. Through the merger, we significantly broadened our suite of payment accuracy solutions, expanded our client base, enhanced our subject matter expertise and positioned ourselves for continued growth.

          We have multiple strategies for achieving this continued growth. There are significant opportunities to grow our business within our existing client base by increasing the volume of claims we review with our solutions, expanding the utilization of our solutions within these claims and cross-selling our prospective and retrospective solutions. As a result of the Connolly iHealth Merger, we have cross-sell opportunities across more than 70% of our healthcare client base. We have a long history of innovation in improving our existing solutions, developing new solutions and expanding the scope of our services. We intend to expand our client base by targeting healthcare payers who utilize competing third party or internal payment accuracy solutions. Additionally, we plan to selectively pursue acquisitions and strategic partnerships in payment accuracy and adjacent markets.

          As a result of the meaningful savings we deliver to our clients, we have increased our client base and strengthened our long-standing relationships with many of the leading healthcare payers in the United States. The average length of our relationships with our ten largest healthcare clients is approximately ten years and, since January 1, 2013, we have successfully retained all of our healthcare clients except one, who represented less than 2% of our revenue. We have also substantially increased the annual savings captured by our healthcare clients over time. As a result, we believe our revenue is highly recurring and we have strong visibility into our revenue.

          We are also a leading provider of payment accuracy solutions to the retail market. Retailers process and validate extremely high volumes of transactions with disparate suppliers on varying terms. We work with retail clients in the United States, Canada and the United Kingdom to realize their negotiated allowances, concessions, rebates and other incentives associated with merchandise procurement, logistics and other service transactions. In 2015, we generated over $500 million in savings for our retail clients.

          Our track record of consistently delivering value for our clients has enabled strong growth in our revenue and profitability, especially within our core healthcare payer client base. For the year ended December 31, 2015, our total revenue was $541.3 million. In this same period, we generated Adjusted EBITDA of $203.4 million, representing 37.6% of revenue, and net income of $13.9 million, representing 2.6% of revenue. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to our net income (loss), see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data."

          We operate in two segments, (i) Healthcare and (ii) Global Retail and Other. Through our Healthcare segment, we offer prospective and retrospective claims accuracy solutions to healthcare payers in the United States. We also provide analytics based solutions unrelated to our healthcare payment accuracy solutions, on a limited basis in the United States. Through our Global Retail and Other segment, we provide retrospective claims accuracy solutions to retailers primarily in the United States, Canada and the United Kingdom, as well as solutions that improve efficiency and effectiveness of payment networks for a limited number of clients. We derived 86.3% and 81.6% of our revenue from our Healthcare segment for the years ended December 31, 2015 and 2014 respectively. The remaining 13.7% and 18.4% of our revenue was derived from our Global Retail and Other segment for the years ended December 31, 2015 and 2014, respectively.

The Payment Process

          Timely and accurate healthcare claims processing is critical to the U.S. healthcare system. This process is complicated and involves applying specific codes, policies and contracts, cross-referencing disparate data sources, and, in many cases, adhering to regulatory requirements. To ensure prompt and accurate claims reimbursement, payers utilize internal processes and systems and third party solutions to review claims and apply analytics throughout the claims payment process. The following graphic represents the healthcare claims payment process.

          After delivering care, a provider initiates the claims payment process by submitting a claim for reimbursement to the patient's health insurance carrier (Step 1). After the insurance carrier (payer) uses internal and external tools to conform the claim to its claims processing system, it validates that the patient is a member, that the services provided were eligible under the member's benefits and that appropriate prior authorizations were in place, if necessary. The payer then adjudicates the claim by applying the provider's contract and fee schedule to the claim along with any claim system edits (Step 2). During this adjudication process, the payer uses payment accuracy solutions to perform claim reviews for information discrepancies between the provider's submission and the payer's payment policies. These reviews range in complexity and can be executed by the payer or by third party solutions. After the claim has been adjudicated but before the claim is paid, the payer may utilize advanced, automated analytical solutions, such as those we provide, to review the claim to identify additional discrepancies (Step 3). If the prepayment review identifies a claim inaccuracy, the payer makes the correction and pays the corrected claim (Step 4).

          After payment is made and additional information becomes available, the payer and third party solutions such as Cotiviti's continue to identify, select and evaluate claims for payment accuracy (Step 5). If this retrospective payment review identifies a payment inaccuracy, the payer makes the correction and recovers overpayments through offsets against future claims or by seeking reimbursement from the provider.

Our Solutions

          We apply our analytics-driven payment accuracy solutions at multiple points across the client's claims processing cycle. Our extensive library of complex payment analytics is designed to identify, select and make recommendations for correct application of contracts and coding to meet client payment policies. The examples below are simplified representations from our extensive library of complex payment analytics.

Solution Area	Example #1	Example #2
Billing Accuracy Was the claim coded correctly? Are the code reimbursements consistent with the payer's payment policy?

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Under ICD-10 coding guidelines, asthma and bronchitis have different codes. However, there is a single code for patients diagnosed with both asthma and bronchitis

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Our solutions identify situations where a provider submitted separate claims for simultaneous asthma and bronchitis diagnoses and recommends claim modification and reimbursement to reflect use of a single code

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Reimbursement for many episodes of care is evolving from separate payments for each service to a bundled payment for the full episode and relevant services

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For example, bundled payments for surgical procedures should include the surgical procedure and post-operative follow-up visits

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Our solutions perform longitudinal claim reviews to determine if an office visit is related to a previous surgical procedure and should be bundled according to our client's policy

Solution Area	Example #1	Example #2
Contract Compliance Is the claim submitted and calculated in accordance with payer / provider contract terms? Is this payment calculated appropriately based on bundles, quality or value-based care?

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Tests and procedures may be conducted under the supervision both of a general practitioner and a specialist (e.g. a radiologist)

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Depending on the provider's contract, reimbursement may be covered either under a global payment or separate payments to each provider

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Our solutions cross-reference claims from multiple providers to identify circumstances where a combined reimbursement should be applied

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Increasingly, payers participate in value-based reimbursement arrangements with strategic provider networks

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These contractual arrangements are complex and it can be difficult to determine coverage and capitated or fee-for-service reimbursement terms

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Our solutions assess claims submissions and support our clients in administering the appropriate contracted liability, coverage and payments terms with the provider network

Payment Responsibility Does the client have responsibility for this claim? Does any other party share in the liability?

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Many employer-sponsored benefit plans stipulate that Medicare is the primary payer for beneficiaries who are at least 65 years of age

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In such instances, our solutions identify the appropriate payer and we support our clients in working with the provider to bill Medicare

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If both of the dependent's parents are insured by separate health plans, the health plan of the parent whose birthday comes first in the calendar year is designated as the primary insurer

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Our solutions determine the health plan liable for dependent claims and support our clients in remedying the inaccurate billing

Clinical Appropriateness Was care delivered in accordance with industry association and payer guidelines? Does chart documentation support treatment and claim submission?

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The initial symptoms for Acute Renal Failure and Dehydration are very similar and may result in incorrect coding

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The level of care, tests and procedures required to treat Acute Renal Failure are significantly higher than for Dehydration

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Our solutions and clinical experts identify claims in which treatment details in the medical chart do not support a diagnosis of Acute Renal Failure and, where appropriate, recommend chart edits and revised payment levels to reflect a Dehydration diagnosis

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Many of our health plan clients elect to administer the ABIM Foundation's Choosing Wisely® guidelines to reduce unnecessary tests and procedures

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For example, electrocardiograms are measurements of heart activity that are recommended for patients with heart disease but have minimal usefulness for healthy patients

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When our clients elect to follow the Choosing Wisely® guidelines in setting policy, we support them in identifying claims that are not deemed clinically appropriate

          The following is a description of our payment accuracy solutions:

          Prospective Claims Accuracy Solutions.    Our prospective claims accuracy solutions help our healthcare clients identify and address claim discrepancies immediately following claim adjudication and before a claim is paid to a healthcare provider. We help our clients ensure that claims payments meet regulatory, compliance, industry and health plan requirements based on correct coding and clinical guidelines. We customize, configure and integrate our payment policy algorithms to enhance our clients' claims payment systems and automatically and efficiently review our clients' adjudicated claims. By directly interfacing with our clients' systems, our solutions analyze claims either in real-time or in batch processes. Our algorithms apply our proprietary library of current payment policies including industry, regulatory and medical specialty coding requirements as well as customized health plan rules. We review claims on a transactional as well as longitudinal basis, evaluating against our accumulated claims data, to make accurate payment policy recommendations. We believe that our differentiated content library, configurable algorithms and other post-adjudication software tools provide our clients with a more thorough and client-specific analysis of claims than other claims adjudication systems, creating more value for our clients. In 2015, our prospective claims accuracy solutions analyzed over $65 billion in claims.

          Retrospective Claims Accuracy Solutions.    Our retrospective claims accuracy solutions help health insurers identify and resolve payment inaccuracies after a claim has been paid to a healthcare provider. These solutions utilize sophisticated analytics and data mining tools to identify potential inaccuracies. Our claim analytics include longitudinal reviews of data to identify discrepancies that may span multiple claims and time periods. Our analytics are configurable to our clients' claims payment processes and enable us to prioritize areas of review based on our clients' operational and financial objectives. If expert validation is required, our claims analysts conduct a deeper review of more complex reimbursement issues. In analyzing claims retrospectively, we leverage additional information sources and broader data sets beyond the claims files, many of which only become accessible post-payment. These data and retrospective analytics enable reviews of a variety of payment accuracy categories, including issues relating to coordination of benefits, member eligibility and provider adherence to complex contract conditions. We also can provide clinical chart validation for our clients, in which our certified clinical and coding specialists review the clinical documentation associated with a claim. Clinical chart validation provides our clients with broader payment accuracy reviews beyond claims files analysis, including more complex clinical appropriateness and payment policies. We believe that our combination of retrospective analytics and clinical and coding expertise provides our clients with more thorough and configurable solutions than they are able to develop on their own, leading to increased savings for our clients. In 2015, our retrospective claims accuracy solutions analyzed over $459 billion in claims.

          Other Services.    Beyond our prospective and retrospective claims accuracy solutions, we provide analytics and support to our clients in optimizing their operations and enterprise-wide claims payments and trends. These offerings include selective anti-fraud, waste and abuse analytics to identify abnormal patterns in coding and billing practices. We also provide our clients with ongoing surveillance and longitudinal analytics, by reviewing claims submissions and payments across multiple dimensions, including provider, plan-type, procedure and others. In addition, clients engage us for comprehensive claims history analytics to identify necessary areas for direct interaction, as well as to identify policy and program changes that can improve future payment accuracy.

          Solution Delivery.    Our dedicated team of medical, coding and policy specialists collaborates with and supports our clients on an ongoing basis. Our team develops client-specific content by leveraging our robust, up-to-date and constantly expanding proprietary library to configure our algorithms and analyses to align with our clients' operational, financial and network management priorities. We believe that our frequent client interactions and deep understanding of their payment accuracy strategies helps to drive further client savings and adoption of our solutions. We also provide our clients with robust web-based reporting and review tools to enable them to monitor their payment processes and policy execution. Our research and solutions generate extensive policy and claims documentation to validate our claims analysis determinations and support efficient recoveries of paid funds. In addition, we maintain a strong focus on building and protecting the relationships that our clients have with their providers and networks. Our library leverages content and policies that are often developed or approved by leading provider associations. After claims determinations, we support our clients in communicating with providers on final decisions and providing supporting documentation.

Healthcare Industry Overview

          The market for payment accuracy solutions is large and growing, driven by increasing healthcare costs and payment complexities. From 2004 to 2014, healthcare costs in the United States grew at a 4.8% CAGR to $3.0 trillion and are projected to total $3.2 trillion in 2015. According to CMS, healthcare costs are expected to continue to grow at an average annual rate of 5.9% through 2024. The introduction of new reimbursement models, the increase in coding complexity and the shift to managed care plans within government healthcare are expected to further increase the complexity of healthcare payments.

          We believe that there is substantial opportunity for continued growth in the payment accuracy solutions market. We estimate that there was approximately $900 billion in unnecessary or wasteful spending in the U.S. healthcare system in 2015. The U.S. federal government estimates that inaccurate provider claim submissions totaled between 3% and 10% of annual healthcare spend and we estimate that there were approximately $170 billion of inaccurate provider claim submissions in 2015. Healthcare payers will continue to invest in payment accuracy solutions in an effort to identify and resolve these inaccurate billings. We estimate that the relevant savings opportunity addressable by our current payment accuracy solutions is approximately $35 billion, for a total addressable market of approximately $5 billion. Of this addressable market, approximately 75% of the opportunity is within our existing client base and the balance is new client prospects across the 100 largest health plans.

Cotiviti's potential savings impact and addressable market opportunity

(1)
Source: Institute of Medicine and CMS

          The principal drivers of growth in the payment accuracy solutions market are as follows:

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  Increasingly complex reimbursement models.  We believe that reimbursement models will continue to become more complex as healthcare payers accommodate new markets and new lines of business. A broader focus on value-based reimbursement and consumer engagement programs, which are designed to reduce costs and improve patient outcomes, adds an additional layer of complexity as payments are migrated from a fee-for-service basis to value-based and risk sharing models. As a result, healthcare payers must reconcile additional data sources, contracts with multiple provider networks and longitudinal episodes of care over time, driving demand for payment accuracy solutions.

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  Increased coding complexity.  Advancements in medical technology, procedures and medications have resulted in an increasing number of testing and treatment options for providers to utilize. Scientific advancements also have led to an increase in the discovery of treatable or curable diseases. As the acceleration of medical science continues, the way in which health claims are processed is evolving to keep pace. For example, ICD-10, the 10th revision of the International Classification of Disease and Related Health Problems, contains diagnosis codes which are used for reimbursement. With the adoption of ICD-10 in October 2015, the total number of diagnosis codes has increased nearly five times to approximately 68,000, resulting in significantly greater coding complexity and an increasing need for payment accuracy review.

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  Changing demographics.  An aging and sicker population is driving rising healthcare costs, increased utilization of prescription drugs and increased co-morbidities within patient populations. As the population ages, the number of higher-cost Medicare beneficiaries has increased from 40.8 million in 2004 to 52.8 million in 2014 and is estimated to grow to 70.3 million in 2024. As a result of both high and growing costs, healthcare insurers, the federal government and each of the state governments are under pressure to reduce costs while improving access to care and the quality of patient outcomes, creating a greater demand for highly efficient payment review solutions.

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  Shift to managed care plans within government healthcare.  Individuals who receive government sponsored healthcare are transitioning from direct fee-for-service coverage to managed care network models through Medicare Advantage and managed Medicaid plans. The percentage of Medicare eligible patients enrolled in a Medicare Advantage plan has steadily increased from 22% in 2008 to 31% in 2015. Additionally, many state-administered Medicaid programs are alleviating budget constraints by contracting with private health insurers to manage a growing number of Medicaid eligible enrollees. The shift to managed care networks and increase in individuals covered by private health insurers increases the opportunity for commercially focused payment accuracy solutions such as ours.

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  Increased healthcare coverage.  The Affordable Care Act has increased the number of insured individuals by approximately 17 million by providing health insurance to previously uncovered individuals. This has been accomplished through expanded eligibility for Medicaid programs administered by U.S. states and facilitating increased commercial coverage through the adoption of health insurance exchanges. The expansion of coverage has increased the total number and value of healthcare claims submitted through the claims process, significantly expanding the volume of claims that could be subject to payment accuracy review by solutions such as ours.

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  Consolidation of managed care companies.  Managed care providers are going through a period of consolidation driven by regulatory and competitive dynamics. Larger plans have historically been strong adopters of payment accuracy solutions. With a client base including over 40 healthcare organizations, including eight of the ten largest U.S.

    commercial, Medicare and Medicaid managed health plans, we believe we are well positioned to benefit from managed care consolidation.

          We believe we are well positioned to benefit from these trends.

Our Strengths

          Our operational and financial success is based on the following key strengths:

          Broad suite of specialized solutions.    We offer a broad suite of analytics-driven payment accuracy solutions that deliver measurable value to our clients and are highly configurable across provider settings and claim types. Our suite of solutions includes prospective and retrospective analytics that review billing accuracy, contract compliance, payment responsibility and clinical appropriateness. We believe that the breadth of our solutions across multiple points in the claims payment process and the depth of our expertise and capabilities are difficult for any single healthcare payer to replicate.

          Large and expanding library of information and knowledge assets.    Our robust library of information assets includes proprietary algorithms and concepts developed by our research teams over 15 years. We believe that our library of accumulated information and unique knowledge assets is a differentiator that is difficult to replicate by current or potential competitors and provides a competitive advantage. We continuously expand and improve the quality of our library by regularly incorporating new claims data and up-to-date algorithms and concepts. We also have a team of full-time, dedicated, doctors, nurses, claims coders, forensic auditors and other experts focused on developing new proprietary algorithms and analytics assets for our payment accuracy solutions. Additionally, our team of specialists monitors hundreds of content sources on medical and payment policy to ensure our algorithms and concepts incorporate the latest standards.

          Advanced and proprietary technology platform and analytics capabilities.    Our advanced proprietary platform and analytics capabilities are the result of significant investment in our technology infrastructure and applications. We are continually developing and improving our scalable technology platform to deliver the speed, integrity and quality necessary for client-specific business solutions. In addition, our focus on analytics, automation and knowledge-sharing allows us to quickly and accurately implement existing algorithms and concepts as well as solutions for newly identified reimbursement discrepancies. We believe that our proprietary technology platform is a key driver of our leading market position.

          Aligned financial model that delivers measureable return.    Our financial performance is directly tied to the savings we deliver to our clients. The majority of our contracts are structured such that we receive a percentage of the savings that we help our clients achieve. We have consistently generated a high return on investment for our clients of approximately 4 to 1 as a result of our aligned financial model. The savings we deliver are incremental to our clients' internal payment accuracy capabilities. As a result, we can provide a substantial contribution to our clients' earnings and create strong alignment and durability in our client relationships. In 2015 and 2014, our commercial healthcare clients realized over $2.5 billion and over $2.0 billion, respectively, in savings using our solutions.

          Long-standing and expanding client relationships.    Our client base includes the largest and most recognized healthcare organizations in the United States, including eight of the ten largest U.S. commercial, Medicaid and Medicare managed health plans, as well as CMS. The average length of our relationships with our top ten healthcare clients is approximately ten years. We also have strong, long-standing relationships with over 40 retail clients, including eight of the ten largest U.S. retailers. We believe our robust client relationships and strong client retention rates reflect a high level of satisfaction with our solutions. Over time, we have expanded the breadth and depth of our existing client relationships, thus further integrating us into our clients' payment accuracy processes.

          Attractive operating model.    We believe we have an attractive operating model due to the recurring nature of our revenue, the scalability of our solutions and the low capital intensity/high free cash flow conversion of our business. Since January 1, 2013, we have successfully retained all of our healthcare clients except one, who represented less than 2% of our revenue. We believe our client retention rate reflects strong satisfaction with our solutions. Additionally, our information asset and technology platform is highly scalable, which allows us to accommodate significant additional transaction volumes with limited incremental costs. We have low capital needs that allow us to generate strong cash flow. In 2015, our capital expenditures as a percentage of revenue were 4.2%. We believe our recurring revenue, combined with our scalable solutions and low capital intensity, will continue to contribute to our long-term growth, strong operating margins and flexibility in allocating capital.

          History of innovation.    We have a long history of developing innovative solutions which we continuously incorporate into our suite of offerings. Many of our solutions have been generated as a response to complex client issues. This development process has continually enhanced our solutions, thereby optimizing the value we deliver to our clients over time and allowing us to thrive in an ever-changing and increasingly complex healthcare environment. Our track record of innovation is strengthened by the diverse backgrounds of our clinical and coding specialists who continually and consistently update and develop our content library and analytical algorithms and identify new ways to accelerate our value creation for our clients.

          Experienced management team with a track record of performance.    Our leadership team brings extensive and relevant expertise in the payment accuracy market. Our management has a proven track record in adapting to clients' needs and developing innovative analytical solutions to drive growth and profitability. With our talented management team, we believe we are positioned for long-term growth.

Our Growth Strategies

          We believe we are well positioned to benefit from the expected growth in claims processing complexity, healthcare spend and healthcare insurance coverage, which we expect will drive continued demand for payment accuracy solutions among healthcare payers. Our strategies for achieving growth include:

          Expand within our existing client base.    We have significant opportunities to expand our business within our existing client base through the following strategies:

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  Increase the volume of claims reviewed by our solutions.  When our clients initially implement our solutions, they typically start by having us review a subset of their claims. As we demonstrate success and deliver value, our clients often increase the volume of claims we review. We have significant opportunities to evaluate additional claim types, plan types, geographic regions and/or provider settings. In 2015, we reviewed approximately 15% and 61% of the healthcare claims of our clients who used our prospective and retrospective solutions, respectively.

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  Expand the utilization of our solutions.  When our clients initially implement our solutions, they typically start with a subset of our algorithms and analytical tools. As we demonstrate success and deliver value, our clients often expand the utilization of our algorithms and analytical tools. The opportunity to expand the utilization of our solutions is significant.

  •
  Cross-sell between prospective and retrospective solutions.  We believe we have a significant opportunity to further cross-sell our solutions to existing clients. As a result of the Connolly iHealth Merger, we have cross-sell opportunities across more than 70% of our healthcare client base. We are actively engaging with existing clients to cross-sell our solutions.

          Expand our client base.    There is a significant opportunity to increase our client base of healthcare payers by targeting new relationships. The top 100 healthcare payers that are not our existing clients made over $250 billion in payments in 2015. We are pursuing these healthcare payers as potential new clients by leveraging our proven value proposition, leadership position, track record of performance and the strong references provided by our diversified client base of leading health plans.

          Continue to innovate.    We plan to enhance our existing solutions by developing new concepts and analytical algorithms and improving our information assets to allow us to expand our value creation for our clients. We also plan to continue to improve our processes and upgrade our technology infrastructure to improve the efficiency with which we deliver our solutions. Additionally, we will continue to monitor the evolution of the healthcare environment and develop new solutions in anticipation of increasing complexity in reimbursement models to supplement our core payment accuracy solutions.

          Selectively pursue acquisitions and strategic partnerships.    We plan to selectively pursue acquisitions and strategic partnerships to (i) accelerate the pace of innovation and expansion of our core solutions, (ii) provide cross-sell opportunities, (iii) offer complementary data, technologies or industry expertise to our existing analytics-driven payment accuracy solutions or (iv) expand our addressable market beyond payment accuracy to address other dimensions of healthcare waste, potentially including missed prevention opportunities, inefficiently delivered services, excessive administrative costs and unnecessary services. We have a successful track record of identifying, acquiring and integrating high-quality solutions providers that complement and enhance the value of our existing solutions, as demonstrated by the Connolly iHealth Merger.

Retail Payment Accuracy Solutions

          We are a leading provider of payment accuracy solutions to retailers in the United States, Canada and the United Kingdom, with over 35 years of experience. We serve over 40 retail clients, including eight of the ten largest retailers in the United States. Our relationships with these clients tend to be long-term, with an average term of more than ten years.

          The retail industry faces significant cost containment challenges as retailers process and validate extremely high volumes of transactions with disparate suppliers on varying terms. The retail payment accuracy market continues to grow in complexity due to shifts in consumer spending habits, such as the increasing adoption of internet-based shopping, as well as newer pricing strategies, such as dynamic pricing and promotional activities.

          We provide value to retailers by helping them identify and recover payments to suppliers of goods and services that are inconsistent with contractual or agreed upon terms. We use automated analytics capabilities and experienced teams to review supplier agreements, invoices, purchase orders, promotions and other transactions and identify discrepancies in merchandise procurement, logistics and other services transactions. In 2015, we generated over $500 million in savings for our retail clients.

Sales and Marketing

          Our sales and marketing activities are focused on increasing the scope of claims reviewed by our solutions, cross-selling our solutions to our existing clients and generating new clients. As of December 31, 2015, our sales and marketing organization was comprised of 36 sales, client services and marketing professionals. Our sales and client services professionals sell our solutions directly to clients and manage our ongoing client relationships. Marketing activities for our healthcare and retail solutions include targeted direct marketing, advertising, tradeshow participation, workshops, web-based marketing activities, e-newsletters and customer and industry conferences.

Competition

          The payment accuracy solutions business is highly competitive. Competitive factors in the payment accuracy industry include the amount of savings identified, quality of the technology-based solution or service, application features and functions, ease of delivery and integration, ability of the payment accuracy partner to maintain, enhance and support the applications or services, industry experience and expertise, sensitivity to maintaining provider and supplier relationships and pricing. In the healthcare payment accuracy market, we compete primarily with other payment accuracy vendors, fraud, waste and abuse claim edit and predictive analysis companies, Medicare RACs, healthcare consulting firms and other third party liability services providers. Competitors for our healthcare solutions include Optum, Inc., Verisk Health, Inc., McKesson Corporation, Change Healthcare Corporation, HMS Holdings Corp., The Rawlings Group, Equian, LLC, Trover Solutions, Inc. and other, smaller companies. In addition, some healthcare payers also have the ability to perform some or all cost-containment services in-house and a number of our clients perform some of their payment accuracy functions on an in-house basis. In the retail payment accuracy market, we compete primarily with PRGX as well as a number of smaller companies that do not have a material market share of the retail payment accuracy market.

Intellectual Property

          We rely on a combination of confidentiality agreements with our clients, employees, consultants, subcontractors and other parties as well as other security measures, such as information access and distribution controls, to establish and protect our proprietary technology, information, processes and know-how that comprise our solutions. We also have brands that have goodwill in the markets that we serve and we rely on trademarks to protect our related rights. We also hold one patent that is not generally in use.

Research & Development

          Our research and development activities relate primarily to the design, development and enhancement of our payment accuracy solutions. We expect to continue investing significant resources to maintain, enhance and extend the functionality of our proprietary systems and existing solutions, to develop new solutions in response to the needs of our clients, and to enhance the capabilities surrounding our infrastructure. We work with our clients to determine the appropriate timing and approach to introducing technology or infrastructure changes to our solutions and services.

Government Regulation

          A majority of our business is directly or indirectly related to the healthcare industry and is affected by changes in the healthcare industry, including political, legislative and regulatory changes and fluctuations in healthcare spending. Participants in the healthcare industry, including our clients, are required to comply with extensive and complex federal and state laws and regulations including fraud and abuse, false claims, anti-kickback and privacy and security laws and regulations. Although many of the regulatory and governmental requirements do not directly apply to our operations, many of our clients are required to comply with these requirements, which may impact our business and the demand for our services and solutions. Many of the laws and regulations, including federal and state false claims laws that affect us as a result of some of our services and solutions, are complex and may be subject to varying interpretations by courts and other governmental authorities. Our failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide certain services and solutions, as well as the possible imposition of civil and criminal penalties, damages, fines and exclusion from participation in federal and state healthcare programs.

The Patient Protection and Affordable Care Act

          In the United States, federal and state legislatures and agencies periodically consider healthcare reform measures that may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Our business could be affected by changes in healthcare laws including the Affordable Care Act, which was signed into law in March 2010. The Affordable Care Act has changed how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced Medicare program spending and insurance market reforms. The Affordable Care Act has created major changes in how healthcare is delivered and reimbursed and generally increased access to health insurance benefits to the uninsured and underinsured population of the United States. Among other things, the Affordable Care Act has increased the number of individuals with Medicaid and private insurance coverage, implemented reimbursement policies that tie payment to quality, facilitated the creation of accountable care organizations that may use capitation and other alternative payment methodologies, strengthened enforcement of fraud and abuse laws and encouraged the use of information technology.

          While many of the provisions of Affordable Care Act will not be directly applicable to us, the Affordable Care Act, as enacted, will affect the business of our healthcare clients and also will affect the Medicaid programs of the states with which we have contracts, which may in turn affect our business. Many of the changes promulgated by the Affordable Care Act require implementing regulations which have not yet been drafted or have been released only as proposed rules. Until the Affordable Care Act is fully implemented, it will be difficult to predict its full impact and influence on the healthcare industry.

          Additionally, the Affordable Care Act has been subject to a number of challenges to its constitutionality. On June 28, 2012, the United States Supreme Court upheld challenges to the constitutionality of the "individual mandate" provision of the Affordable Care Act, which generally requires all individuals to purchase healthcare insurance or pay a penalty, but struck down as unconstitutional the provision that would have allowed the federal government to revoke all federal Medicaid funding to any state that did not expand its Medicaid program. As a result, many states have refused to extend Medicaid eligibility. On June 25, 2015, the United States Supreme Court upheld the legality of premium subsidies made available by the federal government to individuals residing in the 36 states that have federally-run health insurance exchanges. The subsidies are provided to low-income individuals to assist with the cost of purchasing health insurance through federally-run health insurance exchanges. Other legal challenges to the Affordable Care Act are pending. As a result, it is difficult to predict the impact the Affordable Care Act will have on our business given the threats to and uncertainty surrounding key provisions of the Affordable Care Act.

HIPAA and other Health Information Laws

          A significant portion of our business is regulated by HIPAA. Among other things, HIPAA requires business associates and covered entities to comply with certain privacy and security requirements relating to PHI and PII and mandates the way certain types of healthcare services are coded and processed. We frequently act as a business associate to our covered entity clients and, as a result, collect, use, disclose and maintain PHI and PII of individuals, as well as other financial, confidential and proprietary information belonging to our clients and certain third parties from whom we obtain information (e.g., private insurance companies, financial institutions). HIPAA and other state, industry and international laws and regulations require us to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure the integrity, confidentiality and availability of electronic protected health information, which also includes information about the payment for healthcare services. The laws and rules promulgated by these acts are changed frequently by legislation, regulatory issuances and/or administrative interpretation. For instance, in January 2013, the United States Department of Health and Human Services ("HHS") issued the Omnibus Final Rule modifying and supplementing many of the standards and regulations under HIPAA. The Omnibus Final Rule significantly lowered the disclosure standards required for notifications of breaches in patient privacy and expanded the universe of available liability under certain of HIPAA's requirements, including expanding direct liability for HIPAA's requirements to companies such as ours, which act as business associates to covered entities.

          HIPAA establishes privacy and security standards that limit the use and disclosure of PHI and require the implementation of administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form, as well as breach notification procedures for breaches of PHI and penalties for violation of HIPAA's requirements for entities subject to its regulation. Violations of HIPAA's requirements may result in civil and criminal penalties. Civil penalties may be up to $50,000 per violation with a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. However, a single breach incident can result in violations of multiple requirements, resulting in possible penalties well in excess of $1.5 million. Recent enforcement actions by HHS for HIPAA violations have imposed penalties of up to $4.3 million. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing individuals' health information. HHS is currently conducting audits to assess HIPAA compliance of covered entities and business associates.

          In addition to HIPAA, numerous other federal and state laws govern the collection, maintenance, protection, use, transmission, disclosure and disposal of PHI and PII and these laws can be more restrictive than HIPAA, which means that entities subject to them must comply with the more restrictive state law in addition to complying with HIPAA. Not only may some of these state laws impose fines and penalties upon violators, but some, unlike HIPAA, may also afford private rights of action to individuals who believe their personal information has been misused. State laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law. Further, the United States Congress and a number of states have considered or are considering additional prohibitions or limitations on the disclosure of medical or other information to individuals or entities located outside of the United States.

Healthcare Administrative Simplification

          HIPAA mandates a package of interlocking administrative simplification rules to establish standards and requirements for the electronic transmission of certain healthcare claims and payment transactions, to encourage electronic commerce in the healthcare industry. The standard transaction regulations established under HIPAA mandate certain format and data content standards for the most common electronic healthcare transactions, using technical standards promulgated by recognized standards publishing organizations.

          In January 2009, CMS published a final rule adopting updated standard code sets for diagnoses and procedures known as the ICD-10 code sets, which contain significantly more diagnostic and procedural codes than the existing ICD-9 coding system. All Medicare claims with a date of service after October 1, 2015, must contain the new ICD-10 codes. As a result, we have adapted our solutions to the new coding system.

Reductions in Government Healthcare Spending

          In recent years, legislative and regulatory changes have limited, and in some cases reduced, the levels of payment that healthcare payers receive for various services under the Medicare, Medicaid and other federal healthcare programs. In some cases, healthcare payers base their payment rates on Medicare policy, and therefore, adjustments that negatively impact Medicare payments also may negatively impact payments received by healthcare providers from other payers. The Affordable Care Act provides for significant federal healthcare program spending reductions, including reductions in Medicare payments to most healthcare providers and Medicare Advantage plans. In addition to reductions required by Affordable Care Act, the Budget Control Act of 2011 (the "Budget Control Act") requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. Under the Budget Control Act, the percentage reduction for most Medicare programs may not be more than 2% for a fiscal year, with a uniform percentage reduction across those Medicare programs. Due to subsequent legislation, the reductions have been extended through 2025. The Medicaid program, however, is not included in the reductions. Federal healthcare program spending continues to be a "hot-button" issue in the United States and the federal government continues to consider deficit reduction measures and other changes to government healthcare programs.

Employees

          As of December 31, 2015, we had approximately 2,760 employees of whom 20 were part-time employees. None of our employees are represented by labor unions. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

Properties

          Our corporate headquarters is located at The Terraces South, 115 Perimeter Center Place, Suite 700, Atlanta, GA 30346. We do not own any of our facilities. As of December 31, 2015, we had the following leased facilities:

Location	Number of Facilities:

Pennsylvania	3
Texas	3
Connecticut	3
Georgia	2
Massachusetts	3
Utah	2
Arizona	1
Arkansas	1
Illinois	1
Kentucky	1
Minnesota	1
North Carolina	1
Washington, DC	1
Non-U.S. Locations(1)	7

(1)
We lease one facility in Ontario, Canada, three facilities in India, one facility in Switzerland and two facilities in the United Kingdom.

Legal Proceedings

          We are subject to various legal proceedings and claims arising in the ordinary course of business. Our management currently does not expect that the results of any of these legal proceedings, either individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Directors, Executive Officers and Key Employees

          The following table sets forth the names and ages, as of December 31, 2015, of the individuals who will serve as our executive officers, key employees and members of our Board at the time of the offering.

Name	Age	Position

J. Douglas (Doug) Williams	54	Chief Executive Officer and Director
Steve Senneff	46	Senior Vice President and Chief Financial Officer
David Beaulieu	59	Senior Vice President and Chief Operations Officer
Jonathan Olefson	40	Senior Vice President, General Counsel and Secretary
Damien Creavin	59	Senior Vice President and Chief Information Officer
P. Tad Kendall	48	Senior Vice President of Go-To-Market and Sales
David Swift	57	Director (Chairman)
Elizabeth (Libby) Connolly Alexander	53	Director
J. Lawrence (Larry) Connolly	59	Director
Kenneth Goulet	56	Director
John Maldonado	40	Director
James (Jamie) Parisi	50	Director
Carmine Petrone	33	Director
Christopher Pike	46	Director
Douglas Present	51	Director

          There are no family relationships between or among our directors, executive officers and key employees, except that Ms. Alexander and Mr. Connolly are siblings.

J. Douglas (Doug) Williams

          Mr. Williams is our Chief Executive Officer, a position he has held since May 2014. He has served as a member of our Board since May 2014. Prior to the Connolly iHealth Merger, Mr. Williams served as President and Chief Executive Officer of iHealth Technologies since its inception in May 2001. Prior to his position with iHealth Technologies, Mr. Williams served as Chief Executive Officer of Magellan Specialty Health from April 2000 to May 2001. Mr. Williams has also served in various executive and managerial roles with Vivra Specialty Partners and CIGNA Healthcare. Mr. Williams holds a B.S. in Business Administration from Appalachian State University. We believe that Mr. Williams' extensive leadership experience, institutional knowledge of our company and broad familiarity with the payment accuracy market qualify him to serve as one of our directors.

Steve Senneff

          Mr. Senneff is our Senior Vice President and Chief Financial Officer, a position he has held since April 2015. Mr. Senneff previously served as our Chief Operations Officer from May 2014 to April 2015. Prior to the Connolly iHealth Merger, Mr. Senneff served as Chief Financial Officer of Connolly from October 2012 to May 2014. Mr. Senneff previously held various leadership positions at the Nielsen Company, most recently as Senior Vice President, Global Financial Planning & Analysis from January 2011 to October 2012. Mr. Senneff holds a B.B.A. in Accounting from the University of Iowa and a Master's degree in Finance from the Krannert School of Management at Purdue University.

David Beaulieu

          Mr. Beaulieu is our Senior Vice President and Chief Operations Officer, a position he has held since April 2015. Mr. Beaulieu previously served as our Senior Vice President, Technology and Innovation, from May 2014 to April 2015. Prior to the Connolly iHealth Merger, Mr. Beaulieu served as Chief Operating Officer of iHealth Technologies since July 2010. Mr. Beaulieu previously served as Executive Vice President of Marketing, Sales & Business Solutions at DST Health Solutions from October 2008 to June 2010, and as Chief Operating Officer at Amisys Synertech from 2004 to 2008 prior to its acquisition by DST Health Solutions. Prior to this, Mr. Beaulieu was the Managing Partner for Government Business Services at First Consulting Group and held various operational and executive positions at CIGNA Healthcare. Mr. Beaulieu holds a B.A. in Government from Bates College.

Jonathan Olefson

          Mr. Olefson is our Senior Vice President, General Counsel and Secretary, a position he has held since October 2013. Prior to joining us, Mr. Olefson spent nine years in senior legal and compliance roles at Cognizant Technology Solutions, most recently as Vice President and General Counsel (Corporate, M&A and Intellectual Property) from 2012-2013. Prior to this, he was an Associate at Fulbright & Jaworski, L.L.P from 2000 to 2004. Mr. Olefson holds a J.D. from the George Washington University and a B.A. in Political Science from Emory University.

Damien Creavin

          Mr. Creavin is our Senior Vice President and Chief Information Officer, a position he has held since July 2015. Prior to joining us, Mr. Creavin was Chief Information Officer/Chief Technology Officer at Emdeon Inc. from June 2004 to July 2014. Prior to this, Mr. Creavin was Senior Vice President and Chief Information Officer at Primedia Inc. from October 2000 to October 2003. Mr. Creavin holds B.S. degrees in Mathematics and Engineering Science from Trinity College, Dublin and an MBA from the Stern School of Business at New York University.

P. Tad Kendall

          Mr. Kendall is our Senior Vice President of Go-To-Market and Sales, a position he has held since August 2015. Prior to joining us, Mr. Kendall served as Industry General Manager—America's Healthcare and Life Sciences at Computer Sciences Corporation from November 2013 to August 2015. Mr. Kendall previously served as Global Sales and Sales Operations—Healthcare Industry at CSC from December 2011 to November 2013. Prior to this, Mr. Kendall was a Healthcare Strategic Sales Executive at HP Enterprise Services (formerly EDS) from Nov 2006 to Aug 2011. Mr. Kendall holds a B.B.A. in Management Information Systems from Pacific Lutheran University.

David Swift

          Mr. Swift has served as Chairman of our Board since joining the Board in November 2014. Mr. Swift has served as an Executive Business Partner at Advent since August 2014. Mr. Swift was President and Chief Executive Officer of Goodman Manufacturing from April 2008 to April 2014. Prior to this, Mr. Swift served in a variety of senior leadership roles at Whirlpool Corporation, most recently as President (North America) of Whirlpool Corporation from December 2005 to July 2007. Before joining Whirlpool in October 2001, Mr. Swift served as the President of Eastman Kodak Company's Professional Group, prior to which he served as the Chairman and President of Kodak's Greater Asian Region based in Shanghai, China for more than four years. Mr. Swift is a member of the board of directors of Dawn Holdings, Inc., a member of the board of directors of Daikin

Industries, Limited and a member of the Board of Overseers of the Thayer School of Engineering at Dartmouth College. He previously served as a member of the Boards of Directors of Goodman Manufacturing and Whirlpool Corporation. He holds a B.A. in Physics and Mathematics from Amherst College, a Master's degree in Engineering from Dartmouth College and an MBA from Harvard Business School. We believe that Mr. Swift's investment and management expertise and his experience serving on public and private boards qualify him to serve as one of our directors.

Elizabeth (Libby) Connolly Alexander

          Ms. Alexander has served as a director since July 2012. Ms. Alexander has held a variety of senior leadership positions since joining us in 1984 and is responsible for establishing Connolly's healthcare practice in 1998. Prior to the Connolly iHealth Merger, Ms. Alexander most recently served as Chief Executive Officer of Connolly from January 2013 until May 2014. Ms. Alexander serves on the board of directors of CT Fund for the Environment, Save the Sound and the Eaglebrook School. She holds a BA from Tulane University. We believe that Ms. Alexander's three decades of institutional knowledge of our company and extensive knowledge of the recovery audit process qualify her to serve as one of our directors.

J. Lawrence (Larry) Connolly

          Mr. Connolly has served as a director since July 2012. Mr. Connolly has held a variety of senior leadership positions with us since 1982, most recently as Chief Executive Officer of Connolly from 1991 until his retirement in January 2013. Mr. Connolly currently serves as President of the Connolly Family Foundation and is Chairman of the Georgia Prevention Project. He is also a trustee of Washington and Lee University, where he received a B.A. in History. Mr. Connolly also holds an MBA from the A.B. Freeman School of Business at Tulane University. We believe that Mr. Connolly's three decades of institutional knowledge of our company and his broad management experience qualify him to serve as one of our directors.

Kenneth Goulet

          Mr. Goulet has served as a director since December 2015. He most recently served as the Executive Vice President of Anthem Inc. and President of Anthem Inc.'s Commercial and Specialty Business Division from August 2012 to September 2015, prior to which he served as President of Anthem Inc.'s Commercial Business Unit from October 2007 to August 2012. Before joining Anthem Inc., Mr. Goulet spent 23 years at CIGNA Corporation where he held a number of management, sales and operations positions. Mr. Goulet was also a member of the board of directors of Bloom Health Corporation from October 2011 to September 2015. Mr. Goulet holds a B.S. in Economics from Trinity College. We believe Mr. Goulet's broad management expertise and in-depth knowledge of the healthcare sector qualifies him to serve as one of our directors.

John Maldonado

          Mr. Maldonado has served as a director since July 2012. Mr. Maldonado is a Managing Director of Advent focusing on investments in the healthcare, financial and business services sectors. Prior to joining Advent in 2006, his previous private equity experience included positions at both Bain Capital and Parthenon Capital. Mr. Maldonado currently serves on the board of directors of Genoa, a QoL Healthcare Company, and has previously served on the boards of directors of Vantiv, Inc., SkillSoft Corp., American Radiology Services, and Managed Healthcare Associates. He holds a B.A. in Mathematics from Dartmouth College and an MBA from Harvard Business School. We believe that Mr. Maldonado's experience at Advent and as a director of public and private companies provides insight that is beneficial to the Board.

James (Jamie) Parisi

          Mr. Parisi has served as a director since May 2015. He most recently served as the Chief Financial Officer of CME Group Inc. from November 2004 to August 2014, prior to which he held positions of increasing responsibility and leadership within CME Group Inc. from 1988, including as Managing Director & Treasurer and Director, Planning & Finance. Mr. Parisi holds a B.S. in Finance from the University of Illinois and an MBA from the University of Chicago. We believe that Mr. Parisi's financial management experience within the public company framework qualifies him to serve as one of our directors.

Carmine Petrone

          Mr. Petrone has served as a director since March 2014. Mr. Petrone is a Principal at Advent focusing on investments in the healthcare sector. Prior to joining Advent in August 2010, Mr. Petrone was an associate at Thomas H. Lee Partners from July 2006 to July 2008. Mr. Petrone currently serves on the board of directors of Genoa, a QoL Healthcare Company. He holds a B.A. in Economics from the Johns Hopkins University and an MBA from Harvard Business School. We believe that Mr. Petrone's familiarity and expertise in the private equity and healthcare fields qualify him to serve as one of our directors.

Christopher Pike

          Mr. Pike has served as a director since July 2012. He is currently a Managing Partner at Advent, having joined the firm in February 1997. Prior to joining Advent, Mr. Pike was a Senior Associate at PricewaterhouseCoopers LLP from 1992 to 1996. Mr. Pike also serves on the board of directors of Genoa, a QoL Healthcare Company. He has previously served on the boards of directors of GFI Group Inc., Long Term Care Group, Vantiv, Inc., Managed Healthcare Associates and several other public and private companies. Mr. Pike received a B.A. in Economics and Spanish from Amherst College. We believe that Mr. Pike's experience at Advent and as a director of numerous private and public companies provides insight that is beneficial to the Board.

Douglas Present

          Mr. Present has served as a director since October 2012. He most recently served as Chief Executive Officer of Managed Health Care Associates, Inc. from November 2001 to May 2013. Prior to this he was a Senior Vice President at Medsite, Inc., which was subsequently acquired by WebMD, Inc. Mr. Present is Chairman of the board of directors of Genoa, a QOL Health Care Company. He also serves as Chairman of the board of directors of Golden State Medical Supply. Mr. Present has a faculty appointment at the Wharton Business School, where he teaches a class on healthcare services. He also serves on the Advisory Board of the Whitman School of Business at Syracuse University. Mr. Present holds a B.S. in Marketing from Syracuse University and an MBA in Finance from The Wharton School at the University of Pennsylvania. We believe that Mr. Present's management expertise and broad experience in the healthcare industry qualify him to serve as one of our directors.

Board of Directors

          Our business and affairs are managed under the direction of our Board. Our amended and restated certificate of incorporation will provide that our Board consist of between                          and                           directors. Contemporaneously with this offering, our Board will be composed of                          directors.

          Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders.

Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of                          directors, Class II will initially consist of                           directors and Class III will initially consist of                          directors. The Class I directors, whose terms will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                          . The Class II directors, whose terms will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                          . The Class III directors, whose terms will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                          . See "Description of Capital Stock—Anti-takeover Provisions."

Director Independence and Controlled Company Exemption

          We intend to avail ourselves of the "controlled company" exemption under the corporate governance rules of the NYSE. Accordingly, we will not be required to have a majority of "independent directors" on our Board as defined under the rules of the NYSE nor will we have a compensation committee and a corporate governance and nominating committee composed entirely of independent directors. The "controlled company" exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and the NYSE, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing.

          If at any time we cease to be a "controlled company" under the rules of the NYSE, our Board will take all action necessary to comply with the NYSE corporate governance rules, including appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

          Our Board has affirmatively determined that Messrs.                     and                      are independent directors under the applicable rules of the NYSE and, for purposes of serving on the audit committee, Messrs.                     and                      are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Board Committees

          Our Board has established an audit committee and a compensation committee and will establish a nominating and corporate governance committee prior to our shares being listed on the NYSE. Each committee will operate under a charter that has been approved by our Board and will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our Board. The charter of each committee will be available on our website.

          Audit Committee.    The primary purposes of our audit committee are to assist the Board's oversight of:

  •
  audits of our financial statements;

  •
  the integrity of our financial statements;

  •
  our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

  •
  the qualifications, engagement, compensation, independence and performance of our independent auditor; and

  •
  the performance of our internal audit function.

          The audit committee is currently composed of Messrs. Connolly, Parisi, Pike and Petrone and Ms. Alexander. Upon the consummation of this offering, and prior to the listing of our common stock, our audit committee will be composed of Messrs. Parisi,                           and                           . Mr. Parisi will serve as chair of the audit committee. Mr. Parisi qualifies as an "audit committee financial expert" as such term has been defined by the Securities and Exchange Commission in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that Mr. Parisi and                          meet the definition of an "independent director" for the purposes of serving on the audit committee under applicable NYSE rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of the NYSE.

          Compensation Committee.    The primary purposes of our compensation committee are to assist the Board in overseeing our management compensation policies and practices, including:

  •
  determining and approving the compensation of our executive officers; and

  •
  reviewing and approving incentive compensation and equity compensation policies and programs.

          The compensation committee is currently composed of Messrs. Connolly, Swift, Maldonado and Present. Upon the consummation of this offering, and prior to the listing of our common stock, our compensation committee will be composed of                          and                           .                          will serve as chair of the compensation committee. We intend to avail ourselves of the "controlled company" exemption under the rules of the NYSE, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. The compensation committee will be governed by a charter that complies with the rules of the NYSE.

          Nominating and Corporate Governance Committee.    The primary purposes of our nominating and corporate governance committee will be to:

  •
  make recommendations to the Board regarding nomination of individuals as members of the Board and its committees;

  •
  assist the Board with identifying individuals qualified to become Board members; and

  •
  determine corporate governance practices and related matters.

          Upon the consummation of this offering, and prior to the listing of our common stock, we will establish a nominating and corporate governance committee comprised of                          ,                           and                           .                                         will serve as chair of the nominating and corporate governance committee. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE.

Compensation Committee Interlocks and Insider Participation

          The members of our compensation committee during 2015 were Messrs. Connolly, Maldonado and Present. Mr. Connolly served as our Chief Executive Officer through December 31, 2012 and Mr. Maldonado served as our Vice President and Assistant Secretary through December 12, 2013. During 2015, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board.

Indemnification of Directors and Officers

          Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

          We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Business Conduct and Ethics

          Prior to the completion of this offering, we will amend our code of business conduct and ethics that applies to all of our employees, officers, agents, consultants, representatives, affiliates, subsidiaries and anyone who is authorized to act on our behalf. A copy of the amended code will be available on our website located at www.cotiviti.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

          Our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas including the duties and responsibilities of the Board, director independence, Board leadership structure, executive sessions, CEO evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to company employees and independent advisers, Board communication with stockholders and others, director compensation and annual board and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

          The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. See "Cautionary Note Regarding Forward-Looking Statements." Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Overview

          The discussion below includes a review of our compensation decisions with respect to 2015 and 2014 for our "named executive officers," or NEOs, namely our principal executive officer and our two other most highly compensated executive officers. Our NEOs for 2015 were:

  •
  J. Douglas (Doug) Williams, our Chief Executive Officer;

  •
  Steve Senneff, our Senior Vice President and Chief Financial Officer; and

  •
  David Beaulieu, our Senior Vice President and Chief Operations Officer.

          In 2015 and 2014, we compensated our NEOs through a combination of base salary and annual cash bonuses as well as grants of stock options under the terms of our 2012 Plan. Our executive officers are also eligible to receive certain benefits, which include a 401(k) plan with matching contributions, life insurance and group health insurance, including medical, dental and vision insurance.

Summary Compensation Table

          The following table sets forth certain information for 2015 and 2014 concerning the total compensation awarded to, earned by or paid to our NEOs.

Name and principal position	Year	Salary(1)	Bonus	Option awards(2)	Non- Equity Incentive Plan Compensation(3)	Non- Qualified Deferred Compensation Earnings	All other compensation(4)	Total

J. Douglas (Doug) Williams	2015	$630,587	$861,000	$5,642,504	$14,410	$—	$7,950	$7,156,451
Chief Executive Officer	2014	$506,932	$562,905	$—	$11,741	—	$7,800	$1,089,378
Steve Senneff	2015	$400,000	$397,000	$—	$—	$—	$7,950	$804,950
Senior Vice President	2014	$361,923	$337,500	$—	$—	$—	$7,800	$707,223
and Chief Financial Officer
David Beaulieu	2015	$393,621	$397,000	$—	$9,766	$—	$7,950	$808,337
Senior Vice President	2014	$343,551	$414,657	$1,723,172	$7,957	$—	$7,800	$2,497,137
and Chief Operations Officer

(1)
Represents annual salary paid pursuant to the terms of each of NEO's employment agreement. See "—Employment Agreements."

(2)
Represents the aggregate grant date fair value of the option awards, computed in accordance with FASB ASC Topic 718. These values have been determined based on the assumptions set forth in Note 15 to our consolidated financial statements included elsewhere in this prospectus.

(3)
Represents amounts paid pursuant to a profit-sharing employee incentive plan established by iHealth Technologies.

(4)
Represents contributions to employee 401(k) plan.

Outstanding Equity Awards as of December 31, 2015

          The following table sets forth certain information about outstanding equity awards held by our NEOs as of December 31, 2015.

	Option awards

Name	Option grant date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)		Option exercise price	Option expiration date

J. Douglas (Doug) Williams	11/23/2015	—	118,540	(1)	$95.96	11/23/2025
Chief Executive Officer
Steve Senneff	1/18/2013	14,400	33,600	(2)	$50.03	10/15/2022
Senior Vice President and Chief Financial Officer
David Beaulieu	09/26/2014	4,800	43,200	(3)	$80.95	9/26/2024
Senior Vice President and Chief Operations Officer

(1)
Represents options to purchase (i) 59,270 shares of common stock which will become fully vested following the consummation of this offering and (ii) 59,270 shares of common stock which vest equally in four tranches following this offering, subject to meeting certain investment thresholds identified by Advent, provided that on each applicable vesting date Mr. Williams is still then employed by us.

(2)
Represents options to purchase (i) 24,000 shares of common stock which vest over five years, with 20% vesting each year beginning on October 15, 2013 and (ii) 24,000 shares of common stock which vest equally in four tranches following this offering, subject to meeting certain investment thresholds identified by Advent, provided that on each applicable vesting date Mr. Senneff is still then employed by us.

(3)
Represents options to purchase (i) 24,000 shares of common stock which vest over five years, with 20% vesting each year beginning on September 26, 2015 and (ii) 24,000 shares of common stock which vest equally in four tranches following this offering, subject to meeting certain investment thresholds identified by Advent, provided that on each applicable vesting date Mr. Beaulieu is still then employed by us.

Employment Agreements

          We are currently party to employment agreements with each of our NEOs. The material provisions of each such agreement are described below.

          In May 2015, we entered into employment agreements with each of J. Douglas (Doug) Williams, our Chief Executive Officer, Steve Senneff, our Senior Vice President and Chief Financial Officer and David Beaulieu, our Senior Vice President and Chief Operations Officer, each of whom we refer to as an Executive. The agreements provide for an indefinite term beginning on January 1, 2015. The agreements provide that the Executives will receive an annualized base salary subject to review by our Board (currently $640,000 for Mr. Williams and $400,000 for each of Messrs. Senneff and Beaulieu). The agreements also provide that the Executives are eligible to receive an annual performance-based cash bonus with a target amount of 100% of his annual base salary for Mr. Williams and 70% of his annual base salary for each of Messrs. Senneff and Beaulieu.

          Either we or the Executive may terminate the agreement at any time upon written notice. We may terminate the Executive's employment for death, "disability," "cause" or without "cause" by written notice to the Executive. The Executive may resign with 30 days prior written notice for "good reason" and without "good reason."

          If we terminate the Executive's employment without "cause" or the Executive resigns for "good reason," then, in addition to any accrued but unpaid base salary, accrued but unpaid expenses, accrued but unused vacation pay and any amount arising from the Executive's participation in employee benefit plans and programs, we must provide the Executive with, subject to his execution of a release of claims, such release becoming effective and his continued compliance with the restrictive covenants contained in his agreement, (i) an amount equal to 24 months of his annual base salary for Mr. Williams and 12 months of his base salary for each of Messrs. Senneff and Beaulieu payable in a lump sum, (ii) a pro-rata bonus for the year of termination (determined by multiplying the amount of such bonus that would have been payable to the Executive for the year of termination by a fraction, the numerator of which is the number of full weeks that elapsed during the year through the date of termination and the denominator of which is 52) and (iii) if the Executive elects to continue medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, a lump sum payment equal to the employer portion of the premium cost of continuation coverage for the Executive and his eligible dependents for 12 months. In addition, if the Executive's employment is terminated by us without "cause" or the Executive resigns for "good reason" within one year following a "change of control" (as defined in the employment agreement), then, in addition to the payments and benefits described above, he will be entitled to accelerated vesting of his unvested time-based equity awards outstanding immediately prior to the "change of control."

          For purposes of the agreements, "good reason" means the occurrence of one or more of the following conditions, without the Executive's consent: (i) any material adverse change by us in his annual base salary, position, authority, title or reporting obligations, or the assignment of duties to him by us or any of our affiliates that are materially inconsistent with his position; (ii) relocation of his principal place of employment by more than 50 miles; or (iii) any other material breach by us of a material provision of his agreement or any other written agreement with him; provided that any such condition will only constitute good reason if the Executive provides us with 30 days prior written notice of his intent to resign for good reason (which notice must be provided within 60 days following the occurrence of the event(s) purported to constitute good reason) and we have not remedied the alleged violations within such 30 day period and the Executive's resignation becomes effective within 30 days after we have either failed to cure such condition or indicated that we will not cure such condition.

          For purposes of the agreements, "cause" means (i) the willful misconduct or an act of dishonesty of the Executive with regard to us or any affiliate, which in either case, results in material harm to us or any affiliate, (ii) the willful and continued failure of the Executive to perform his duties with us or any of our affiliates (other than any such failure resulting from "disability", as defined in the agreements) which is not remedied within 30 days of receiving written notice thereof, (iii) indictment for any felony or indictment for any misdemeanor involving moral turpitude, or (iv) a material breach by the Executive of any material provision of the agreement or any other written agreement with us or material policy of ours, which breach is not remedied within ten days after receiving written notice.

          The agreements include perpetual confidentiality provisions, a non-disparagement provision as well as provisions relating to assignment of inventions and non-competition and non-solicitation that apply during employment and two years thereafter.

Potential Payments Upon Termination Of Employment Or Change Of Control

          Our NEOs are entitled to receive severance payments and acceleration of time-based vesting equity awards upon termination of employment or a change of control, as provided in "—Employment Agreements."

Director Compensation

          Directors who are employed by us or who are full-time investment professionals of Advent are not eligible to receive compensation for their service on our Board. All other members of our Board receive a one-time stock option grant upon their election and received an annual retainer of $75,000 as compensation for their services as members of our Board in 2015. Additionally, all of our directors will be reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at board and committee meetings and other board-related activities.

          Following this offering, we expect to pay certain of our directors an annual retention fee of $         and         in stock options. The chair of the audit committee and the chair of the compensation committee will each receive an annual fee of $             (in each case to the extent such individual is not one of our employees or a full-time investment professional of Advent), each of which fees will be paid in quarterly installments. In addition, certain non-employee members of our Board may also participate in our 2016 Plan, which we plan to adopt in connection with this offering.

Equity Incentive Plans

          Our Board adopted, and our stockholders approved, the 2012 Plan in July 2012. Our Board adopted an amendment to the 2012 Plan in September 2014. In connection with this offering, we intend to adopt the 2016 Plan for equity grants in connection with and following the consummation of this offering. We intend to file a registration statement on Form S-8 covering the shares issuable under the 2012 Plan and the 2016 Plan. The following is a summary of certain features of the existing 2012 Plan and the 2016 Plan.

2012 Plan

          The 2012 Plan provides for the grant of options, stock appreciation rights, restricted stock, dividend equivalents and other stock-based awards to employees, directors and consultants.

          The 2012 Plan is administered by the compensation committee of our Board. The compensation committee has the authority to interpret and administer the 2012 Plan to determine to whom we grant incentive awards under the 2012 Plan, the type and amount of awards to be granted, the terms and conditions of the awards and the terms of award agreements. The compensation committee, in its sole discretion, can interpret, clarify, construe or resolve any ambiguity in any provision of the 2012 Plan or any award agreement thereunder, accelerate or waive vesting of any award and exercisability of any award, extend the term or period of exercisability of any award, modify the purchase price, or waive any terms or conditions applicable to any award. All actions taken and all interpretations and determinations made by the compensation committee shall be final and binding upon all 2012 Plan participants, us and all other interested parties.

          No awards will be granted under the 2012 Plan following the offering. The number of shares available for grants or subject to outstanding awards shall be proportionally adjusted in the event of any corporate event or transaction affecting our capital structure.

          The compensation committee may amend, alter, suspend, discontinue or terminate the 2012 Plan or any award under the 2012 Plan at any time, provided such action will not adversely affect the rights granted to any participant under any outstanding award without the participant's consent.

2016 Plan

          In connection with this offering, our Board expects to adopt, and our stockholders expect to approve, the 2016 Plan prior to the completion of this offering. The 2016 Plan will authorize us to grant options or other awards to our employees, directors and consultants.

Annual Bonus Plan

          In connection with this offering, the Board expects to adopt an annual bonus plan pursuant to which the compensation committee will have the authority to award annual performance bonuses to participants based on performance criteria determined by the compensation committee.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table shows information as of                      , 2016 regarding the beneficial ownership of our common stock (1) immediately following the             for             stock split of our common stock that will occur prior to the consummation of this offering and (2) as adjusted to give effect to this offering by:

  •
  each person or group who is known by us to own beneficially more than 5% of our common stock;

  •
  each member of our Board and each of our named executive officers;

  •
  all members of our Board and our executive officers as a group; and

  •
  each selling stockholder.

          Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on             shares of common stock outstanding as of                      , 2016 after giving effect to the             for             stock split of our common stock that will occur prior to the consummation of this offering, and              shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters' option to purchase additional shares, or             shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 115 Perimeter Center Place, Suite 700, Atlanta, GA 30346.

				Shares of common		Shares of common
				stock beneficially		stock beneficially
				owned after this		owned after this
	Shares of common		Number of	offering (assuming no		offering assuming full
	stock beneficially		shares	exercise of the option		exercise of the option
	owned before this		of common	to purchase		to purchase
	offering		stock	additional shares)		additional shares

Name and address	Number of	Percentage	being	Number of	Percentage	Number of	Percentage
of beneficial owner	shares	of shares	offered	shares	of shares	shares	of shares

5% stockholders:
Funds managed by Advent International Corporation(1)
Elizabeth (Libby) Connolly Alexander(2)
J. Lawrence (Larry) Connolly(3)
Named executive officers and directors:
J. Douglas (Doug) Williams
Steve Senneff
David Beaulieu
David Swift(4)
Kenneth Goulet
John Maldonado(4)
James (Jamie) Parisi
Carmine Petrone(4)
Christopher Pike(4)
Douglas Present
All Board members and executive officers as a group (13 persons)
Other Selling Stockholders:

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)
Consists of             shares held by Advent International GPE VI Limited Partnership,             shares held by Advent International GPE VI-A Limited Partnership,             shares held by Advent International GPE VI-B Limited Partnership,              shares held by Advent International GPE VI-C Limited Partnership,             shares held by Advent International GPE VI-D Limited Partnership,              shares held by Advent International GPE VI-E Limited Partnership,             shares held by Advent International GPE VI-F Limited Partnership,              shares held by Advent International GPE VI-G Limited Partnership,             shares held by Advent Partners GPE VI 2008 Limited Partnership,              shares held by Advent Partners

  GPE VI 2009 Limited Partnership,             shares held by Advent Partners GPE VI 2010 Limited Partnership,              shares held by Advent Partners GPE VI-A 2010 Limited Partnership and             shares held by Advent Partners GPE VI-A Limited Partnership. If the underwriters exercise their option to purchase additional shares in full, the Advent Funds will beneficially own             shares (or       %) of our common stock, or       % of our common stock on a fully diluted basis. Advent is the manager of Advent International LLC, which is the general partner of: GPE VI GP Limited Partnership; GPE VI GP (Delaware) Limited Partnership; Advent Partners GPE VI 2008 Limited Partnership; Advent Partners GPE VI 2009 Limited Partnership; Advent Partners GPE VI 2010 Limited Partnership; Advent Partners GPE VI-A Limited Partnership and Advent Partners GPE VI-A 2010 Limited Partnership. GPE VI GP Limited Partnership is the general partner of: Advent International GPE VI Limited Partnership; Advent International GPE VI-A Limited Partnership; Advent International GPE VI-B Limited Partnership; Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the general partner of: Advent International GPE VI-C Limited Partnership; Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by the Advent Funds, a group of individuals currently composed of David M. McKenna, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent. Each of Mr. McKenna, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by the Advent Funds, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.

(2)
Shares reflected in the table are held by Milton Harbor View LLC. Ms. Connolly Alexander exercises sole voting and investment power over the shares beneficially owned by Milton Harbor View LLC.

(3)
Shares reflected in the table are held by JL Connolly LLC. Mr. Connolly exercises sole voting and investment power over the shares beneficially owned by JL Connolly LLC.

(4)
Excludes shares held by Advent. Each of Messrs. Swift, Maldonado, Petrone and Pike disclaim beneficial ownership of the shares held by the Advent Funds, except to the extent of their respective pecuniary interest therein.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.

Amended and Restated Stockholders Agreement

          On July 26, 2012, we entered into a stockholders agreement with affiliates of Advent and our management stockholders, which was amended and restated on May 14, 2014 (the "Stockholders Agreement"). The Stockholders Agreement includes provisions relating to the election of directors and consents, as enumerated below and provides for customary information and registration rights, stock pre-emptive rights, stock co-sale rights and drag-along rights.

          The Stockholders Agreement provides Advent with the right to determine the number of directors on our Board. It further provides that (i) Elizabeth Connolly Alexander shall serve as a director for so long as Milton Harbor View, LLC and its permitted transferees (the "Alexander Rollover Stockholders") holds at least 5% of our outstanding stock; (ii) J. Lawrence Connolly shall serve as a director for so long as JL Connolly LLC and its permitted transferees (the "Connolly Rollover Stockholders" holds at least 5% of our outstanding stock; (iii) J. Douglas Williams shall serve as a director for so long as he serves as our Chief Executive Officer and (iv) Advent shall have the right to designate the remaining directors on our Board. Furthermore, the Stockholders Agreement requires each stockholder to vote all of his or her shares to ensure the composition of our Board remains as set forth above. Prior to an initial public offering, for so long either of the Alexander Rollover Stockholders or the Connolly Rollover Stockholders holds at least 2.5% but less than 5% of our outstanding shares, such stockholders are entitled to designate a non-voting observer to our Board.

          The Stockholders Agreement, including provisions related to the election of directors, will automatically terminate in connection with this offering, except for certain provisions that explicitly survive pursuant to the terms therein, including provisions relating to take along rights and registration rights. The Stockholders Agreement will be amended and restated in connection with this offering.

          The Stockholders Agreement contains (i) demand registration rights for Advent, subject to a cap of two requests in any 12 month period; (ii) piggy-back registration rights for any stockholder holding at least $500,000 worth of shares (each, a "Holder"), subject to a pro rata reduction if the total amount of share requested to be included exceeds the amount of securities which in the opinion of the underwriters can be sold; and (iii) shelf registration rights for Holders, subject to a required anticipated aggregate offering price, net of selling expenses, of $5.0 million. We are responsible for fees and expenses in connection with the registration rights, other than underwriters' discounts and brokers' commissions, if any, relating to any such registration and offering.

Board Compensation

          Our directors who are our employees, employees of our subsidiaries or employees of Advent will receive no compensation for their service as members of our Board, except as limited to expense reimbursement. Our other directors will receive compensation for their service as members of our Board as described in "Executive and Director Compensation—Director Compensation."

Employment Agreements

          We have entered into an employment agreement with each of our NEOs as well as other executive officers. See "Executive and Director Compensation—Employment Agreements."

Indemnification Agreements

          We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Policies for Approval of Related Person Transactions

          In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. A "related person transaction" is a transaction or arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has a direct or indirect material interest in such transaction. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i), (ii) and (iii) above. The audit committee will review all related person transactions and, where the audit committee determines that such transactions are in our best interests, approve such transactions in advance of such transaction being given effect.

          As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.

          Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all materially adverse information concerning the transaction to the audit committee. Our policy also includes certain exceptions for transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain transactions.

 DESCRIPTION OF MATERIAL INDEBTEDNESS

Secured Credit Facilities

          In connection with the Connolly iHealth Merger, Cotiviti Intermediate Holdings, Inc. ("Cotiviti Intermediate"), Cotiviti Corporation ("Cotiviti Corp.") and certain of its subsidiaries entered into first and second lien credit facilities arranged by Goldman Sachs Bank USA, RBC Capital Markets, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc. The First Lien Credit Facilities consist of a term loan in the original principal amount of $810.0 million and a $75.0 million revolving credit facility, of which $25.0 million may, at the option of Cotiviti Corp., be made available for letters of credit and $20.0 million may, at the option of Cotiviti Corp., be made available for swingline loans. The Second Lien Credit Facility consists of a term loan in the original principal amount of $265.0 million. Goldman Sachs Bank USA is the administrative agent under the First Lien Credit Facilities and Royal Bank of Canada is the administrative agent under the Second Lien Credit Facility.

Interest Rate and Fees

          Borrowings under the First Lien Credit Facilities and the Second Lien Credit Facility bear interest at a rate per annum equal to the applicable margin, plus, at the borrowers' election, either (a) a base rate determined by reference to the highest of (i) the federal funds effective rate in effect on such date plus 0.5%, (ii) the LIBOR plus 1.00%, (iii) the prime commercial lending rate of the administrative agent as in effect on the relevant day and (iv) with respect to the First Lien Term Loan and the Second Lien Credit Facility only, 2.00% or (b) the LIBOR determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing, adjusted for certain additional costs, which may not, in the case of borrowings of the First Lien Term Loan and loans under the Second Lien Credit Facility, be less than 1.00%.

First Lien Credit Facilities

          The applicable margin for the First Lien Term Loan was originally 3.00% for base rate borrowings and 4.00% for LIBOR borrowings. On May 27, 2015, Cotiviti Corp. amended the First Lien Credit Facilities to reduce the applicable margin for the first lien term loan to 2.50% for base rate borrowings and 3.50% for LIBOR borrowings. Following a qualified initial public offering, the applicable margin for the first lien term loan will be 2.25% for base rate borrowings and 3.25% for LIBOR borrowings.

          Prior to a qualified initial public offering, the applicable margin for loans under the revolving facility is determined in accordance with the table set forth below, with the first lien leverage ratio determined in accordance with the terms of the documentation governing the First Lien Credit Facilities:

First Lien Leverage Ratio	Applicable Margin for Base Rate Loans	Applicable Margin for LIBOR Loans

Greater than 4.00:1.00	2.25%	3.25%
Less than or equal to 4.00:1.00 and greater than 3.50:1.00	2.00%	3.00%
Less than or equal to 3.50:1.00	1.75%	2.75%

Following a qualified initial public offering, the applicable margin for loans under the revolving facility will be determined in accordance with the table set forth below:

First Lien Leverage Ratio	Applicable Margin for Base Rate Loans	Applicable Margin for LIBOR Loans

Greater than 4.00:1.00	2.00%	3.00%
Less than or equal to 4.00:1.00 and greater than 3.50:1.00	1.75%	2.75%
Less than or equal to 3.50:1.00	1.50%	2.50%

The following fees are required to be paid under the First Lien Credit Facilities:

  •
  a commitment fee to each revolving lender on the average daily unused portion of such revolving lender's revolving credit commitment of 0.50% per annum when the first lien leverage ratio is greater than or equal to 4.00:1.00 and 0.375% per annum when the first lien leverage ratio is less than or equal to 4.00:1.00;

  •
  a participation fee to each revolving lender on the daily face amount of such revolving lender's letter of credit exposure at a rate equal to the applicable margin for LIBOR loans under the revolving credit facility;

  •
  a fronting fee to each issuing bank on the daily face amount of each letter of credit issued by such issuing bank at a rate agreed by Cotiviti Corp. and such issuing bank (which may not exceed 0.125%); and

  •
  a customary annual administration fee to the first lien administrative agent.

Second Lien Credit Facility

          The applicable margin for the term loan under the Second Lien Credit Facility is 6.00% for base rate loans and 7.00% for LIBOR loans. Following a qualified initial public offering, the applicable margin for the term loan under the Second Lien Credit Facility will be 5.75% for base rate loans and 6.75% for LIBOR loans. Cotiviti Corp. is also required to pay a customary annual administration fee to the administrative agent under the Second Lien Credit Facility.

Voluntary Prepayments

          Subject to certain notice requirements, the borrowers may voluntarily prepay outstanding loans under the First Lien Credit Facilities and/or the Second Lien Credit Facility in whole or in part without premium or penalty other than (i) customary "breakage" costs with respect to LIBOR loans and (ii) the following:

  •
  with respect to the term loan under the First Lien Credit Facilities, a 1.00% premium payable in connection with any refinancing of (or amendment to) such term loan on or prior to November 27, 2015 for the purpose of reducing the effective yield applicable thereto, subject to certain exceptions;

  •
  with respect to the term loan under the Second Lien Credit Facility, a 1.00% premium payable in connection with any voluntary prepayment made or refinancing consummated prior to May 14, 2016.

Mandatory Prepayments

First Lien Credit Facilities

          The documentation governing the First Lien Credit Facilities requires us to prepay the term loans outstanding thereunder with:

  •
  50% of excess cash flow (determined in accordance with the terms of the documentation governing the First Lien Credit Facilities) for each fiscal year, minus, at the option of Cotiviti Corp., the amount of any voluntary prepayment under the First Lien Credit Facilities and/or the Second Lien Credit Facility (in the case of any voluntary prepayment of revolving loans under the First Lien Credit Facilities, to the extent accompanied by a permanent reduction of the related commitment) and certain other cash payments that reduce the outstanding amount of any loan under the First Lien Credit Facilities and/or Second Lien Credit Facility, subject to a stepdown to 25% if the first lien leverage ratio is less than or equal to 4.00:1.00 and greater than 3.50:1.00 and an additional stepdown to 0% if the first lien leverage ratio is less than or equal to 3.50:1.00;

  •
  100% of the net cash proceeds of certain asset sales and/or insurance/condemnation events above a threshold amount, subject to reinvestment rights and other exceptions; and

  •
  100% of the net cash proceeds of any issuance or incurrence of debt that is not permitted by the terms of the documentation governing the First Lien Credit Facilities or the Second Lien Credit Facility, as applicable (or debt incurred to refinance the debt outstanding under the First Lien Credit Facilities or the Second Lien Credit Facility, as applicable).

Second Lien Credit Facility

          The mandatory prepayment requirements applicable to the second lien term loan under the documentation governing the Second Lien Credit Facility are substantially the same as those set forth with respect to the first lien term loan under the documentation governing the First Lien Credit Facilities, except that no mandatory prepayment is required to be made in respect of the Second Lien Credit Facility until the First Lien Credit Facilities have been terminated, unless the relevant amounts have been declined by one or more lenders holding the first lien term loans.

Final Maturity and Amortization

First Lien Credit Facilities

          The term loan under the First Lien Credit Facilities will mature on May 14, 2021. The revolving facility under the First Lien Credit Facilities will mature on May 14, 2019.

          The borrowers are required to make annual amortization payments in respect of the term loan under the First Lien Credit Facilities in amount equal to 1.00% of the original principal amount thereof, payable in equal quarterly installments of 0.25% of the original principal amount of the first lien term loan.

Second Lien Credit Facility

          The Second Lien Credit Facility matures on May 14, 2022 and does not require amortization payments.

Borrowers and Guarantors

          Cotiviti Corp. and its subsidiaries, Cotiviti International Holdings, Inc. and Cotiviti, LLC, are jointly and severally obligated as borrowers under the First Lien Credit Facilities and the Second Lien Credit Facility.

          The obligations of the borrowers under the First Lien Credit Facilities and the Second Lien Credit Facility are guaranteed by Cotiviti Intermediate and each wholly-owned domestic subsidiary of Cotiviti Corp. that is not a borrower, subject to certain exceptions.

Security

First Lien Credit Facilities

          The obligations under the First Lien Credit Facilities are secured by first priority security interests in substantially all of the assets of the borrowers and the guarantors, subject to permitted liens and other exceptions.

Second Lien Credit Facility

          The obligations under the Second Lien Credit Facility are secured by second priority security interests in substantially all of the assets of the borrowers and the guarantors, subject to permitted liens and other exceptions.

Certain Covenants, Representations and Warranties

          The agreements governing the First Lien Credit Facilities and the Second Lien Credit Facility contain customary representations and warranties, affirmative covenants (including reporting obligations) and negative covenants. With respect to the negative covenants, these restrictions include, among other things and subject to certain exceptions, restrictions on the ability of Cotiviti Corp. and its subsidiaries' ability to:

  •
  incur additional indebtedness or other contingent obligations;

  •
  grant liens;

  •
  enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

  •
  pay dividends or make payments in respect of the equity interests of Cotiviti Corp.;

  •
  make payments in respect of junior lien or subordinated debt;

  •
  make investments, acquisitions, loans and advances;

  •
  consolidate, merge, liquidate or dissolve;

  •
  sell, transfer or otherwise dispose of assets;

  •
  engage in sale-leaseback transactions;

  •
  engage in transactions with affiliates;

  •
  materially alter the business of Cotiviti Corp. and its subsidiaries;

  •
  modify organizational documents in a manner that is material adverse to the lenders under the First Lien Credit Facilities and/or the Second Lien Credit Facility;

  •
  amend or otherwise change the terms of the documentation governing certain restricted debt and

  •
  change the fiscal year of Cotiviti Corp.

          The documentation governing the First Lien Credit Facilities and the Second Lien Credit Facility also includes a restriction on the activities of Cotiviti Intermediate.

Financial Covenant

          The First Lien Credit Facilities contain a financial covenant that requires compliance with a first lien leverage ratio test set at 6.75:1.00 as of the end of any fiscal quarter on the last day of which the outstanding amount of revolving loans, letter of credit disbursements and undrawn letters of credit (other than letters of credit (i) that have been fully backstopped or cash collateralized or (ii) in an amount of up to $10 million) exceeds 35% of the total revolving commitment.

          Only the consent of a majority of the revolving lenders is required for a waiver or amendment of the financial covenant, and in the event that Cotiviti Corp. fails to comply with the financial covenant, Cotiviti Corp. may issue equity or certain parent companies of Cotiviti Corp. may contribute cash equity to Cotiviti Corp. in order to increase EBITDA for purposes of calculating and determining compliance with the financial covenant, subject to certain limitations.

Events of Default

          The lenders under the First Lien Credit Facilities and the Second Lien Credit Facility are permitted under certain circumstances to accelerate the loans and terminate commitments thereunder and exercise other remedies upon the occurrence of certain customary events of default, subject to grace periods, thresholds and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness (though a default under the First Lien Credit Facilities will only trigger a default under the Second Lien Credit Facility if it results in the accelerations of the loans under the First Lien Credit Facilities), covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, certain ERISA-related events, material defects with respect to guarantees and collateral, invalidity of subordination provisions and change of control.

DESCRIPTION OF CAPITAL STOCK

          The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and the related             for             stock split of our common stock that will occur prior to the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

          Our authorized capital stock shall consist of             shares of common stock, par value $0.001 per share and              shares of preferred stock, par value $             per share. Following the consummation of this offering,              shares of common stock and no shares of preferred stock shall be issued and outstanding. As of December 31, 2015, there were approximately 50 holders of our common stock.

Common Stock

          Holders of our common stock are entitled to the rights set forth below.

Voting Rights

          Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

          Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

          In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Registration Rights

          Certain of our existing stockholders have certain registration rights with respect to our common stock pursuant to a stockholders agreement. See "Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement."

Other Rights

          Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

          Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock and we have no agreements or plans for the issuance of any shares of preferred stock.

Anti-takeover Provisions

          Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

          Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our Board or upon the request of the Chairman of our Board or the Chief Executive Officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

          Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

          Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting unless Advent and their affiliates own, collectively, at least 50% of our outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been unanimously approved in advance by our Board. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

          Our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions will apply even if the business combination could be considered beneficial by some stockholders. Our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL. Although we have elected to opt out of the statute's provisions, we could elect to be subject to Section 203 in the future.

Amendment to Bylaws and Certificate of Incorporation

          Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board and (i) if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment or (ii) if related to provisions regarding the classification of the Board, forum selection for certain lawsuits, indemnification, corporate opportunities, business combinations, severability, the provision opting-out of Section 203 of the DGCL or the amendment of certain provisions of our amended and restated bylaws or amended and restated certificate of incorporation, thereafter be approved by at least 66 2/3% of the outstanding shares entitled to vote on the amendment. In addition, our amended and restated certificate of incorporation will provide that directors may only be removed for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock then entitled to vote on the election of directors, voting as a single class. Furthermore, any vacancy on our Board, however occurring, including a vacancy resulting from an increase in the size of our Board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. For so long as Advent beneficially owns 50% or more of our issued and outstanding common stock entitled to vote generally in the election of directors, any amendment to provisions regarding Section 203 of the DGCL or corporate opportunities must also receive Advent's prior written consent. Our amended and restated bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (y) by the affirmative vote of at least 50.1% of the outstanding shares entitled to vote on the amendment, without further action by our Board.

Exclusive Forum

          Our amended and restated certificate of incorporation will provide that, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Corporate Opportunities

          Our amended and restated certificate of incorporation will provide that directors appointed by Advent do not have any obligation to offer us an opportunity to participate in business opportunities presented to Advent even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, Advent will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

Listing

          We have applied to have our common stock listed on the NYSE under the symbol "COTV."

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

 SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

          Upon consummation of this offering, we will have             shares of our common stock outstanding (or             shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,             shares will be deemed "restricted securities" under the Securities Act.

Lock-up Arrangements and Registration Rights

          In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

          In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See "Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement." If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

          Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

          The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of shares of our common stock outstanding; or

  •
  the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

          Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

          Approximately             shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.

          Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

          Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

          We intend to file a registration statement on Form S-8 under the Securities Act to register             shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

 MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS

          The following discussion summarizes the material U.S. federal income and estate tax consequences to "non-U.S. holders" of ownership and disposition of our common stock, but does not purport to provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto.

          A "non-U.S. holder" is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

  •
  a non-resident alien individual;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

          You are not a non-U.S. holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States, in either of which cases you should consult your tax advisor regarding the U.S. federal income tax consequences of owning or disposing of our common stock.

          If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

          This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective purchasers should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions on Common Stock

          We do not expect to pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder's adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See "—Dispositions of Common Stock."

          Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying its entitlement to benefits under a treaty.

          The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be generally subject to regular U.S. income tax as if the non-U.S. holder were a United States person, subject to an applicable tax treaty providing otherwise. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Dispositions of Common Stock

          Subject to the discussion below on backup withholding and FATCA, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above; or

  •
  we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter, and either (i) our common stock has ceased to be "regularly traded" as defined by applicable Treasury regulations on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) such non-U.S. holder owns, or has owned, at any time during the five-year period preceding the disposition or such non-U.S. holder's holding period, whichever is shorter, actually or constructively, more than 5% of our common stock.

          We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

          Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Unless the non-U.S. holder is an exempt recipient, dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any properly completed IRS Form W-8 appropriate to the non-U.S. holder's circumstances will satisfy the certification requirements necessary to avoid the backup withholding.

          Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

          Provisions commonly referred to as "FATCA" impose withholding of 30% on payments of U.S.-source dividends, and, beginning in 2019, sales or other disposition proceeds from our common stock to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various

U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors should consult their tax advisers regarding the effects of FATCA on their investment in our common shares.

U.S. Federal Estate Tax

          The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent's country of residence provides otherwise.

UNDERWRITING

          The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J. P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC.
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional             shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. We have agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $             , as set forth in the underwriting agreement. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by the Company		No Exercise		Full Exercise

Per Share	$		$
Total	$		$

Paid by the Selling Stockholders		No Exercise		Full Exercise

Per Share	$		$
Total.	$		$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          The company and its officers, directors and holders of substantially all of the company's common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to have our common stock listed on the NYSE under the symbol "COTV."

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                      , in the over-the-counter market or otherwise.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

          In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

          Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Canada

          The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

          The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

          The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             .

          The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

 LEGAL MATTERS

          Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

          The consolidated financial statements of Cotiviti Holdings, Inc. as of December 31, 2015 and 2014 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          KPMG informed our management and Audit Committee that it recently identified three notes payable that it had entered into with an entity that is an owner of more than 10% of the limited partnership in two private investment funds (the "Funds") managed by Advent. Advent has engaged KPMG to provide an independent audit of the Funds for the year ended December 31, 2015. Because Advent uses the KPMG audit reports with respect to the Funds for compliance with the SEC's Custody Rule, KPMG must maintain independence from the Funds under the SEC rules governing auditor independence. The Funds and Cotiviti Holdings, Inc. are controlled by Advent and accordingly, the Funds are affiliates of Cotiviti Holdings, Inc. under SEC independence rules. The relationship described above is a violation of auditor independence requirements set forth in Rule 2-01 (c)(1)(ii)(A) of Regulation S-X with respect to the Funds and, as a result of its audit of the Funds, with respect to Cotiviti Holdings, Inc. The Funds do not have any equity or voting interest in Cotiviti Holdings, Inc. and do not include the Advent Funds that are the beneficial owners of our common stock. None of the professionals who audited the Funds was a member of the KPMG audit team that audited Cotiviti Holdings, Inc.'s consolidated financial statements. The services that KPMG provided to the Funds were not in any way related to, and did not affect, the consolidated financial statements of Cotiviti Holdings, Inc. Assuming no change to the investor in the Funds or KPMG's lending relationship with such investor, KPMG will work with Advent to explore acceptable alternatives to it providing auditing services to the Funds, including securities inspections that meet the requirements of the Custody Rule or having another auditor that is independent of the Funds perform the audits of the Funds for purposes of compliance with the Custody Rule.

          After careful consideration of the facts and circumstances and the SEC independence rules, KPMG has concluded that (i) the aforementioned matters do not impair KPMG's ability to exercise objective and impartial judgment in connection with its audits of Cotiviti Holdings, Inc.'s consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that KPMG has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of Cotiviti Holdings, Inc.'s consolidated financial statements. After considering these matters, Cotiviti Holdings, Inc.'s management and Audit Committee concur with KPMG's conclusions.

          The consolidated financial statements of iHealth Technologies, Inc. and subsidiaries as of December 31, 2013 and 2012 and for the years then ended have been included herein and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent certified public accountants upon the authority of said firm as experts of accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

          The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website at (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

          We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cotiviti Holdings, Inc.:

          We have audited the accompanying consolidated balance sheets of Cotiviti Holdings, Inc. and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2015. In connection with our audits of the consolidated financial statements, we have also audited Schedule I and II for the year ended December 31, 2015 and December 31, 2014. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cotiviti Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

New York, New York
March 21, 2016

Cotiviti Holdings, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,

	2015	2014

ASSETS
Current assets:
Cash and cash equivalents	$149,365	$118,612
Restricted cash	10,741	20,227
Accounts receivable, net of allowance for doubtful accounts of $1,053 and $655 at December 31, 2015 and 2014, respectively; and net of estimated allowance for refunds and appeals of $33,406 and $23,216 at December 31, 2015 and 2014, respectively	78,856	60,215
Prepaid expenses and other current assets	24,044	12,180
Deferred tax assets	32,919	32,319

Total current assets	295,925	243,553
Property and equipment, net	57,452	34,919
Goodwill	1,197,044	1,197,353
Intangible assets, net	594,410	683,890
Debt issuance costs, net	20,975	27,227
Other long-term assets	2,176	1,376

TOTAL ASSETS	$2,167,982	$2,188,318

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$21,099	$8,100
Customer deposits	10,741	20,227
Accounts payable and accrued other expenses	29,521	36,350
Accrued compensation costs	42,902	42,639
Estimated liability for refunds and appeals	67,775	74,941

Total current liabilities	172,038	182,257
Long-term liabilities:
Long-term debt	1,033,946	1,053,065
Other long-term liabilities	12,199	4,597
Deferred tax liabilities	162,203	175,266

Total long-term liabilities	1,208,348	1,232,928

Total liabilities	1,380,386	1,415,185

Commitments and contingencies (Note 8)
Stockholders' equity:
Common stock ($0.001 par value; 20,000,000 and 20,000,000 shares authorized, 12,661,917 and 12,657,717 issued, and 12,660,704 and 12,656,504 outstanding at December 31, 2015 and 2014, respectively)	13	13
Additional paid-in capital	807,483	803,874
Accumulated deficit	(14,935)	(28,798)
Accumulated other comprehensive loss	(4,867)	(1,858)
Treasury stock, at cost (1,213 shares at December 31, 2015 and 2014)	(98)	(98)

Total stockholders' equity	787,596	773,133

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,167,982	$2,188,318

See accompanying notes to consolidated financial statements.

Cotiviti Holdings, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands, except share and per share amounts)

	Year Ended December 31,

	2015	2014

Net revenue	$541,343	$441,372
Cost of revenue (exclusive of depreciation and amortization, stated separately below):
Compensation	183,817	164,552
Other costs of revenue	20,800	14,536

Total cost of revenue	204,617	179,088

Selling, general and administrative expenses (exclusive of depreciation and amortization, stated separately below):
Compensation	70,802	49,777
Other selling, general and administrative expenses	65,943	42,760

Total selling, general and administrative expenses	136,745	92,537

Depreciation and amortization of property and equipment	12,695	7,416
Amortization of intangible assets	61,467	52,355
Transaction-related expenses	1,469	5,745
Impairment of intangible assets	27,826	74,034

Total operating expenses	444,819	411,175

Operating income	96,524	30,197
Other expense (income):
Interest expense	65,561	51,717
Loss on extinguishment of debt	4,084	21,524
Other non-operating (income) expense	(826)	(415)

Total other expense (income)	68,819	72,826
Income (loss) from continuing operations before income taxes	27,705	(42,629)
Income tax expense (benefit)	14,401	(16,804)

Income (loss) from continuing operations	13,304	(25,825)
Gain on discontinued operations, net of tax	559	—

Net income (loss)	$13,863	$(25,825)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(667)	(1,293)
Change in available for sale securities	3	—
Change in fair value of derivative instruments (net of related taxes of $1,320 and $476 for the years ended December 31, 2015 and 2014, respectively)	(2,345)	(623)

Total other comprehensive income (loss)	(3,009)	(1,916)

Comprehensive income (loss)	$10,854	$(27,741)

Earnings (loss) per share from continuing operations:
Basic	$1.05	$(2.41)
Diluted	$1.05	$(2.41)
Earnings per share from discontinued operations:
Basic	$0.04	$—
Diluted	$0.04	$—
Total earnings (loss) per share:
Basic	$1.09	$(2.41)
Diluted	$1.09	$(2.41)

See accompanying notes to consolidated financial statements.

Cotiviti Holdings, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands, except shares)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'

	Shares	Amount	Capital	Deficit	Income / (Loss)	Shares	Amount	Equity

Balance, January 1, 2014	7,280,000	$7	$366,131	$(2,973)	$58	—	$—	$363,223
Net loss	—	—	—	(25,825)	—	—	—	(25,825)
Stock-based compensation expense	—	—	2,492	—	—	—	—	2,492
Exercise of stock options	1,043	—	113	—	—	1,213	(98)	15
Proceeds from issuance of common stock	5,375,461	6	435,138	—	—	—	—	435,144
Other comprehensive loss, net	—	—	—	—	(1,916)	—	—	(1,916)

Balance, December 31, 2014	12,656,504	$13	$803,874	$(28,798)	$(1,858)	1,213	$(98)	$773,133
Net income	—	—	—	13,863	—	—	—	13,863
Stock-based compensation expense	—	—	3,399	—	—	—	—	3,399
Exercise of stock options	4,200	—	210	—	—	—	—	210
Other comprehensive loss, net	—	—	—	—	(3,009)	—	—	(3,009)

Balance, December 31, 2015	12,660,704	$13	$807,483	$(14,935)	$(4,867)	1,213	$(98)	$787,596

See accompanying notes to consolidated financial statements.

Cotiviti Holdings, Inc.

Consolidated Statements of Cash Flows

(In thousands, except shares)

	Year Ended December 31,

	2015	2014

Cash flows from operating activities:
Net income (loss)	$13,863	$(25,825)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	(11,832)	(46,873)
Depreciation and amortization	74,162	59,771
Stock-based compensation expense	3,399	2,492
Amortization of debt issuance costs	5,565	4,398
Accretion of asset retirement obligations	166	131
Loss on impairment of intangible assets	27,826	74,034
Loss on extinguishment of debt	4,084	21,524
Gain on discontinued operations	(900)	—
Changes in operating assets and liabilities:
Restricted cash	9,486	(6,020)
Accounts receivables	(18,641)	6,709
Other current assets	(12,265)	(1,167)
Other long-term assets	98	160
Customer deposits	(9,486)	6,020
Accrued compensation	263	(38,844)
Accounts payable and accrued other expenses	(14,831)	5,694
Estimated liability for refunds and appeals	(7,166)	33,303
Other long-term liabilities	(115)	105
Other	(522)	116

Net cash provided by operating activities	63,154	95,728
Cash flows from investing activities:
Expenditures for property and equipment	(22,982)	(19,014)
Business combinations, net of cash acquired	—	(1,072,614)
Other investing activities	401	108

Net cash used in investing activities	(22,581)	(1,091,520)
Cash flows from financing activities:
Proceeds from issuance of common stock	—	365,187
Proceeds from exercise of stock options	210	32
Purchase of treasury shares	—	(18)
Proceeds from issuance of debt	—	1,395,000
Payment of contingent consideration	—	(750)
Payment of debt issuance costs	(1,086)	(49,635)
Repayment of debt	(8,100)	(683,944)

Net cash (used in) provided by financing activities	(8,976)	1,025,872
Effect of foreign exchanges on cash and cash equivalents	(844)	(530)

Net increase in cash and cash equivalents	30,753	29,550

Cash and cash equivalents at beginning of period	118,612	89,062

Cash and cash equivalents at end of the period	$149,365	$118,612

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$41,119	$27,433

Cash paid for interest	60,238	46,530

Noncash investing activities (accrued property and equipment purchases)	12,949	947

Noncash financing activities (issuance of common stock)	—	69,957

Noncash acquisition of treasury stock	—	98

See accompanying notes to consolidated financial statements.

Cotiviti Holdings, Inc.

Notes to the Financial Statements

(In thousands, except shares and per share amounts)

Note 1. Description of Business

          Cotiviti Holdings, Inc. (collectively with its subsidiaries, "we," "our," "Cotiviti" or the "Company") is a leading provider of analytics-driven payment accuracy solutions, focused primarily on the healthcare sector. Our integrated solutions help clients enhance payment accuracy in an increasingly complex healthcare environment. We leverage our robust technology platform, configurable analytics, proprietary information assets and expertise in healthcare reimbursement to help our clients enhance their claims payment accuracy. We help our healthcare clients identify and correct payment inaccuracies. We work with over 40 healthcare organizations, including eight of the ten largest U.S. commercial, Medicaid and Medicare managed health plans, as well as the Centers for Medicare and Medicaid Services ("CMS"). We are also a leading provider of payment accuracy solutions to over 40 retail clients, including eight of the ten largest retailers in the United States.

          We were incorporated in Delaware on June 4, 2012, under the name "Husky-C&W Superholdings, Inc." On July 26, 2012, we changed our name to "Strident Superholdings, Inc.," and on January 28, 2014, we changed our name to "Connolly Superholdings, Inc." ("Connolly"). On May 14, 2014, we merged (the "Connolly iHealth Merger") with iHealth Technologies, Inc. ("iHT"). At the time of the merger, Connolly was a leading provider of retrospective payment accuracy solutions to U.S. healthcare providers and retailers and iHT was a leading provider of prospective payment accuracy solutions to U.S. healthcare providers. As a result of the Connolly iHealth Merger, iHT and all of its wholly-owned subsidiaries became our wholly-owned subsidiaries. The results of operations for iHT are included in our consolidated financial statements as of and since May 14, 2014. Accordingly, comparability to other periods presented is impacted by the timing of the Connolly iHealth Merger. We have adopted a holding company structure and our primary domestic operations are performed through our wholly-owned operating subsidiaries. We have international operations in Canada, the United Kingdom, and India. We rebranded our company as "Cotiviti" in September 2015.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

          The accompanying consolidated financial statements include our accounts and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

          The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions affecting the reported amounts in our consolidated financial statements and accompanying notes. These estimates are based on information available as of the date of the Consolidated Financial Statements; therefore, actual results could differ from those estimates.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

          Assets and liabilities of our foreign subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars using applicable exchange rates at the balance sheet date. Revenue and expenses are translated at average exchange rates effective during the year. The resulting foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within stockholders' equity on our Consolidated Balance Sheets.

          Assets and liabilities of our foreign subsidiaries for which the functional currency is the U.S. Dollar are re-measured into U.S. Dollars using applicable exchange rates at the balance sheet date, except nonmonetary assets and liabilities, which are re-measured at the historical exchange rates prevailing when acquired. Revenue and expenses are re-measured at average exchange rates effective during the year. Foreign currency translation gains and losses from re-measurement are included in other non-operating (income) expense in the accompanying Consolidated Statements of Comprehensive Income (Loss). The amounts of net gain (loss) on foreign currency re-measurement recognized were immaterial for all periods presented.

Revenue Recognition, Unbilled Receivables and Estimated Liability for Refunds and Appeals

          We provide services under contracts that contain various fee structures, including performance fee-based contracts and fixed fee arrangements. Revenue is recognized when a contract exists, services have been provided to the client, the fee is fixed and determinable and collectability is reasonably assured.

          We recognize revenue on performance fee based contracts based upon the specific terms of the underlying contract. The contract terms generally specify: (a) time periods covered by the work to be performed; (b) nature and extent of services we are to provide; (c) the client's duties in assisting and cooperating with us; and (d) fees payable to us. Our fees are most often expressed as a percentage of our findings. Generally, our services are rendered when our clients realize the economic benefits from our services. Our clients realize economic benefits when they take credits against their existing accounts payable based on when we identify cost savings, when they receive refund checks based on overpayments, or when they acknowledge payment reductions based on cost savings.

          We derive a relatively small portion of revenue on contracts with fixed-fee arrangements. We recognize revenue on these contracts ratably over the contract term and once all of the above criteria have been satisfied.

          Historically, there has been a certain amount of revenue with respect to which, even though we had met the requirements of our revenue recognition policy, the claim is ultimately rejected. In such cases, our clients may request a refund or offset if their providers or vendors ultimately reject the payment inaccuracies we find or if our clients determine not to pursue reimbursement from their providers or vendors even though we may have collected fees. We record any such refund as a reduction of revenue. We record an estimate for refund liabilities at any given time based on actual historical refund data by client type. We satisfy such refund liabilities either by offsets to accounts receivable or by cash payments to clients.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

          In addition to the refund liabilities, we calculate client specific reserves when we determine an additional reserve may be necessary.

          The estimated liability for refunds and appeals representing our estimate of claims that may be overturned related to revenue which had already been received was $67,775 and $74,941 at December 31, 2015 and 2014, respectively. The estimated allowance for refunds and appeals representing our estimate of claims that may be overturned related to amounts in accounts receivable was $33,406 and $23,216 at December 31, 2015 and 2014, respectively.

          Under the Medicare Recovery Program, in which we are one of the four Recovery Audit Contractors ("Medicare RAC") with CMS, healthcare providers have the right to appeal a claim and may pursue additional appeals if the initial appeal is found in favor of CMS. We accrue an estimated liability for appeals based on the amount of fees that are subject to appeals, closures or other adjustments and those which we estimate are probable of being returned to CMS following a successful appeal by the providers. Our estimates are based on our historical experience with the Medicare RAC appeal process.

          This estimated liability for Medicare RAC appeals is an offset to revenue in our Consolidated Statements of Comprehensive Income (Loss). The liability is included in the estimated liability for refunds and appeals on our Consolidated Balance Sheets. See Note 8 for further information regarding the estimated liability for appeals related to the Medicare RAC program.

          Unbilled receivables represent revenue recognized related to claims for which clients have received economic value that were not invoiced at the balance sheet date. Unbilled receivables were approximately $51,799 and $42,433 as of December 31, 2015 and 2014, respectively and are included in accounts receivable on our Consolidated Balance Sheets.

          Certain unbilled receivables arise when a portion of our earned fee is deferred at the time of the initial invoice. At a later date (which can be up to a year after original invoice, and at other times during the year after completion of the audit period based on contractual terms or as agreed with our client), we invoice the unbilled receivable amount. Notwithstanding the deferred due date, our clients acknowledge we have earned this unbilled receivable at the time of the original invoice, but we have agreed to defer billing the client for the related services. Unbilled receivables of this nature were approximately $6,431 and $7,519 as of December 31, 2015 and 2014, respectively, and are included in accounts receivable on our Consolidated Balance Sheets.

          We record periodic changes in unbilled receivables and refund liabilities as adjustments to revenue.

Cost of Revenue

          Cost of revenue is a direct cost associated with generating revenue. Cost of revenue related to compensation includes the total cost of payroll, related benefits and stock compensation expense for employees in roles that serve to provide direct revenue generating services to clients. Other cost of revenue primarily includes expenses related to the use of certain subcontractors, costs associated with the retrieval of medical records and facilities-related costs associated with locations that are used strictly for revenue generating activities. Cost of revenue does not include any

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

depreciation and amortization, which is stated separately in our Consolidated Statements of Comprehensive Income (Loss).

Selling, General and Administrative ("SG&A")

          Compensation within SG&A includes the total cost of payroll, related benefits and stock compensation expense for employees who do not have a direct role associated with revenue generation including those involved with developing new service offerings. Other SG&A operating expenses include all general operating costs. These costs include, but are not limited to, rent and occupancy costs for facilities associated with locations that are used for employees not serving in revenue generating roles, telecommunications costs, IT infrastructure costs, software licensing costs, advertising and marketing expenses, costs associated with developing new service offerings and expenses related to the use of certain subcontractors and professional services firms. Selling, general and administrative expenses do not include any depreciation and amortization, which is stated separately in our Consolidated Statements of Comprehensive Income (Loss).

Advertising Costs

          Advertising costs are expensed as incurred and included in other selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income (Loss). Advertising expense was $1,241 and $1,294 for the years ended December 31, 2015 and 2014, respectively.

Cash and Cash Equivalents

          Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of 90 days or less from the date of purchase.

Restricted Cash

          In connection with providing services to certain clients, we maintain a series of lockbox accounts with certain financial institutions. These lockbox accounts exist to receive funds we collect on behalf of our clients resulting from services provided. When client funds are received and deposited into the lockbox accounts, we record a corresponding customer deposit liability. These funds are included as both restricted cash in current assets and customer deposits in current liabilities on our Consolidated Balance Sheets.

Accounts Receivable

          Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We accrue an allowance against accounts receivable related to fees yet to be collected, based on historical losses adjusted for current market conditions, our clients' financial condition, the amount of any receivables in dispute, the current receivables aging and current payment patterns. We record changes in our estimate to the allowance for doubtful accounts through bad debt expense and relieve the allowance after all means of collection have been exhausted and the potential for

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

recovery is considered remote. Write-offs for all periods presented have not been significant. We do not have any off-balance-sheet credit exposure related to our clients.

Investments

          Investments, which are primarily purchased on behalf of our nonqualified profit sharing incentive compensation plan (See Note 19), consist of money market securities, which have been classified as available-for-sale securities. Available-for-sale securities are reported at fair values (based primarily on quoted prices and market observable inputs) using the specific identification method, with the unrealized gains and losses included in accumulated other comprehensive income (loss) on our Consolidated Balance Sheets. Investments are included in prepaid expenses and other current assets on our Consolidated Balance Sheets. Realized gains and losses and interest and dividends on available-for-sale securities are included in other non-operating (income) expense on the Consolidated Statements of Comprehensive Income (Loss).

Property and Equipment

          Property and equipment is stated at cost, net of accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets and is included in depreciation and amortization of property and equipment in our Consolidated Statements of Comprehensive Income (Loss). The estimated useful lives of our property and equipment are as follows:

Computer equipment	3 - 5 years
Software	2 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of remaining lease term or expected service life of improvement

Asset Retirement Obligations

          We have asset retirement obligations ("AROs") arising from contractual requirements to perform specified activities at the time of disposition of certain leasehold improvements and equipment at some of our facilities. We record a liability for the estimated costs of these AROs. The liabilities are included in other long-term liabilities on our Consolidated Balance Sheets and are initially measured at fair value and subsequently are adjusted for accretion expense and any changes in the amount or timing of the estimated cash flows.

Internally Developed Software Costs

          Capitalization of costs incurred in connection with software developed for internal use commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable the project will be completed and used to perform the function intended. Capitalized costs are limited to (i) external direct costs of materials and services consumed in developing or obtaining internal-use software and (ii) payroll and payroll-related costs for employees who are directly associated with and devote

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

time to the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. All other costs to develop software for internal use are expensed as incurred. We capitalized approximately $2,764 and $3,254 for the years ended December 31, 2015 and 2014, respectively. Amortization of software and software development costs is calculated on a straight-line basis over the expected economic life of the software, generally estimated to be five years and is included in depreciation and amortization of property and equipment on our Consolidated Statements of Comprehensive Income (Loss). Amortization expense for internal-use software was $2,257 and $722 for the years ended December 31, 2015 and 2014, respectively. Amortization expense for the year ended December 31, 2015 includes the write-off of approximately $975 related to software that is no longer being used.

Intangible Assets

          Our intangible assets with definite lives include customer relationships and acquired software. Intangible assets with indefinite lives include a trademark, which is not being amortized and are tested for impairment on an annual basis or when events or changes in circumstances necessitate an evaluation for impairment. Intangible assets with definite lives are initially recorded at fair value and are amortized on a basis consistent with the timing and pattern of expected cash flows used to value the intangibles, generally on a straight-line basis over useful lives ranging from 6 to 14 years. Amortization expense is included in amortization of intangible assets in our Consolidated Statements of Comprehensive Income (Loss).

Impairment of Long-Lived Assets

          Long-lived assets, including property and equipment and intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If circumstances require the asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying value of the asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as necessary. Intangible assets with indefinite lives are tested for impairment on an annual basis as of October 1, of each year or more frequently whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future discounted cash flows the assets are expected to generate.

          We recognized a $27,826 impairment charge on our trademark assets during the year ended December 31, 2015 due to a change in the estimated fair value of the trademark. We recognized a $74,034 impairment charge for the year ended December 31, 2014 due to the change in the estimated fair value of our CMS customer relationship intangible asset associated with the Medicare RAC. See Note 6 for further detail.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

Goodwill

          Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination which are not individually identified and separately recognized. We do not amortize goodwill. Goodwill is reviewed for impairment on an annual basis as of October 1, of each year or more frequently if a triggering event occurs. These tests are performed at the reporting unit level. We have two reporting units, Healthcare and Global Retail and Other. We are permitted to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step impairment test as required in ASC 350, Intangibles—Goodwill and Other. If we can support the conclusion that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then we would not need to perform the two-step impairment test. If we cannot support such a conclusion, or we do not elect to perform the qualitative assessment, then the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of each reporting unit is determined using a discounted cash flow analysis.

Acquisitions

          We account for acquisitions using the accounting for business combinations. In each case, we allocated the purchase price to the identifiable net assets acquired, including intangible assets and liabilities assumed, based on estimated fair values at the date of the acquisition. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

          Determining the fair value of assets acquired and liabilities assumed requires significant judgment, including the selection of valuation methodologies, estimates of future revenue and cash flows and discount rates.

          Under the acquisition method of accounting for business combinations, any changes to acquired balances in tax accounts, including adjustments to deferred tax asset valuation allowances or liabilities related to uncertain tax positions, which are recorded during the measurement period, and are determined to be attributable to facts and circumstances that existed as of the acquisition date, are considered a measurement period adjustment and will result in an offsetting increase or decrease to goodwill. All other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions will result in an increase or decrease to income tax expense.

Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for tax attributes such as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we reduce the deferred tax asset valuation allowance and record a benefit in our provision for income taxes in our Consolidated Statements of Comprehensive Income (Loss).

          We record liabilities related to uncertain tax positions in accordance with ASC 740, Income Taxes ("ASC 740") on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits within the income tax provision in the accompanying Consolidated Statements of Comprehensive Income (Loss). Accrued interest and penalties are included within accounts payable and accrued other expenses in the Consolidated Balance Sheets.

Derivative Instruments

          Our derivative instruments consist entirely of interest rate cap agreements, are stated at fair value and are included in accounts payable and accrued other expenses and other long-term liabilities on our Consolidated Balance Sheets. Changes in the fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) on our Consolidated Balance Sheets until the underlying hedged transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings. See Note 10 for more information.

Stock-Based Compensation

          Our policy is to issue new shares for purchases under our stock-based award plan as described in Note 15. Stock-based compensation expense is estimated at the grant date based on an award's fair value as calculated by the Black-Scholes-Merton option pricing model. The determination of the stock-based compensation expense is affected by our estimated stock price, expected stock price volatility over the term of the awards, expected term, risk-free interest rate and expected dividends. We estimate a forfeiture rate based on historical experience and adjust the rate as necessary to reflect changes in facts and circumstances, if any.

          We recognize stock-based compensation expense for service-based equity awards using the straight-line attribution method over the requisite service period.

          We have awarded performance-based equity awards to certain employees and directors. These awards vest based on a series of criteria triggered upon a qualifying change of control event. Consistent with the service-based equity awards, the vesting of performance-based equity awards is

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

dependent upon the participant's continued employment through the date the performance criteria have been achieved. No stock-based compensation expense has been recorded for performance-based equity awards because the qualifying events have not occurred as of December 31, 2015. At the consummation of a change in control event or an initial public offering, we will record stock-based compensation expense net of forfeitures based on the grant date fair value of the awards.

Commitments and Contingencies

          Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 8 for further detail on loss contingency related to the Medicare RAC.

Fair Value of Financial Instruments

          The carrying values for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accrued liabilities reasonably approximate fair market value due to their nature and the short term maturity of these financial instruments. We measure assets and liabilities at fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, we use a consistent fair value hierarchy framework as defined in ASC 820, Fair Value Measurement. Refer to Note 11 for more information regarding management's fair value estimates.

Recently Issued Accounting Standards

          In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02") which changes the accounting recognition, measurement and disclosure for leases in order to increase transparency. ASU 2016-02 requires lease assets and liabilities to be recognized on the balance sheet and key information about leasing arrangements to be disclosed. The guidance is effective for public companies with annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. We are evaluating this new guidance and its impact on our consolidated financial statements and related disclosures.

          In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01") which changes the current financial instruments model primarily impacting the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The guidance is effective for public companies with annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. We are evaluating this new guidance and do not believe it will have a material impact on our consolidated financial statements and related disclosures.

          In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, ("ASU 2015-17") which requires entities with a classified balance sheet to present all

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

deferred tax assets and liabilities as noncurrent. The guidance is effective for public companies with annual and interim periods beginning after December 15, 2016. Early adoption is permitted. We are evaluating this new guidance and its impact on our consolidated balance sheets and related disclosures and expect the adoption of this ASU will reduce our total current assets and net working capital.

          In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16") which requires an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance is effective for public companies with annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. We early adopted this guidance in 2015 and it did not have a material impact to our consolidated financial statements and related disclosures.

          In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement ("ASU 2015-05") which established guidance regarding the accounting for software licenses. ASU 2015-05 is effective for annual reporting periods, including interim periods, beginning after December 15, 2015. We are evaluating this new guidance and do not believe it will have a material impact on our consolidated financial statements and related disclosures.

          In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt and Issuance Costs ("ASU 2015-03") which establishes guidance to simplify the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that liability, consistent with debt discounts. The guidance is effective for annual reporting periods beginning after December 15, 2015, and interim periods within that reporting period. Early adoption is permitted. We are evaluating this new guidance and do not believe it will have a material impact on our consolidated financial statements and related disclosures.

          In June 2014, FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period ("ASU 2014-12"). ASU 2014-12 brings consistency to the accounting for share-based payment awards that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards. ASU 2014-12 is effective for annual reporting periods beginning after December 15, 2015, and interim periods within that reporting period. Early adoption is permitted. We are evaluating this new guidance and do not believe it will have a material impact on our consolidated financial statement disclosures.

          In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09") which supersedes existing revenue recognition guidance and provides clarification of principles for recognizing revenue from contracts with customers. ASU 2014-09 is effective for annual periods beginning after December 15, 2017 and interim periods within that reporting period. We are evaluating this new guidance, the method of adoption we will take and the impact, if any, on our consolidated financial statements and related disclosures.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 3. Investments

          Investments in marketable securities, all of which are classified as available-for-sale and included in prepaid expenses and other current assets, were as follows:

	December 31, 2015				December 31, 2014

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Money market securities	$1,178	$3	$—	$1,181	$1,582	$—	$—	$1,582

Note 4. Acquisition

          On May 14, 2014, we acquired the stock of iHT resulting in the Connolly iHealth Merger. The Connolly iHealth Merger brought two market leaders together to offer clients a broad suite of claims accuracy solutions. This merger and related transaction expenses were funded through a cash investment by us and our stockholders as well as by borrowings as described in Note 9. In addition to the cash funding related to the Connolly iHealth Merger, certain members of management received $69,957 in equity by rolling over a portion of their former equity interests in iHT or incentive compensation that was owed to them as of the date of the merger.

          As part of the Connolly iHealth Merger, we allocated the purchase price to the identifiable net assets acquired, including intangible assets and liabilities assumed, based on the estimated fair values at the date of acquisition. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities was recorded as goodwill. Goodwill represents the value of the acquired assembled workforce, specialized processes and procedures and operating synergies, none of which qualify as separate intangible assets. We believe these specialized processes and procedures and operating synergies will enhance our long history of innovation in improving our existing solutions, developing new solutions and expanding the scope of our services at both legacy companies. As a result of the Connolly iHealth Merger, we have cross-sell opportunities across more than 70% of our healthcare client base and are actively engaging with existing clients to cross-sell our solutions.

          We determined the estimated fair values of intangible assets acquired using estimates of future discounted cash flows to be generated by the business over the estimated duration of those cash flows. We based the estimated cash flows on our projections of future revenue, operating expenses, capital expenditures, working capital needs and tax rates. We estimated the duration of the cash flows based on the projected useful lives of the assets acquired. The discount rate was determined based on specific business risk, cost of capital and other factors.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 4. Acquisition (Continued)

          The estimated fair values of the assets acquired and liabilities assumed, after the effect of final adjustments related to the accounting for business combinations within the measurement period as described below, at the date of the Connolly iHealth Merger were as follows:

May 14, 2014

Cash	$62,218
Accounts receivable	34,830
Prepaid expenses and other assets	5,516
Other long-term assets	1,237
Property and equipment	7,594
Intangible assets	543,200

Total identifiable assets acquired	654,595
Accounts payable and accrued liabilities	82,095
Deferred tax liabilities	195,948
Other long-term liabilities	904

Total liabilities assumed	278,947
Net identifiable assets acquired	375,648
Goodwill	829,141

Net assets acquired	$1,204,789

          The $543,200 of acquired intangible assets are subject to a weighted-average useful life of approximately 13.3 years. These definite-lived intangible assets include a registered trademark of $8,600 (11 year useful life), customer relationships of $486,700 (14 year useful life) and acquired software of $47,900 (7 year useful life).

          For federal income tax purposes, the Connolly iHealth Merger was treated as a stock acquisition. The goodwill recognized is not deductible for income tax purposes.

          In connection with the acquisition, a preliminary liability of $21,291 was recorded in accounts payable and accrued other expenses on the Consolidated Balance Sheets as of December 31, 2014 for payments due to the former stockholders of iHT. These amounts were finalized and no other adjustments were made to the estimated fair values of the assets acquired and liabilities assumed during the measurement period in 2015 as additional information was received by management resulting in a total liability due to the former stockholders of iHT of $22,270 and a corresponding increase to goodwill of $979. The payment in full was made to the former stockholders during the year ended December 31, 2015.

          We recorded $5,745 of transaction costs primarily related to professional services associated with the Connolly iHealth Merger as transaction-related expenses within our Consolidated Statements of Comprehensive Income (Loss) during the year ended December 31, 2014.

          We consolidated the results of operations of the acquired business as of and from May 14, 2014. The following are unaudited pro forma results of operations for the year ended December 31, 2014 as if the acquisition had occurred on January 1, 2014, and does not give effect to any

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 4. Acquisition (Continued)

estimated and potential cost savings or other operating efficiencies that may result from the Connolly iHealth Merger.

          These unaudited pro forma results are for comparative purposes only and may not be indicative of the results that would have occurred had this acquisition been completed on January 1, 2014 or the results that would be attained in the future.

Year Ended December 31, 2014

(unaudited)
Net revenue	$505,961
Operating income	57,533
Net loss	(18,752)
Basic loss per share	$(1.48)
Diluted loss per share	$(1.48)

Note 5. Property and Equipment

          Property and equipment by major asset class for the periods presented consisted of the following:

	December 31,

	2015	2014

Computer equipment	$31,496	$21,562
Software	26,412	13,190
Furniture and fixtures	7,916	6,654
Leasehold improvements	3,488	2,343
Projects in progress	10,434	2,335

Property and equipment, gross	$79,746	$46,084
Less: Accumulated depreciation and amortization	22,294	11,165

Property and equipment, net	$57,452	$34,919

          In December 2015, we purchased a perpetual software license, which is included in the software total above as of December 31, 2015. We will pay for this software over the next three years. As such there is approximately $2,952 included in accounts payable and accrued other expenses and $6,340 included in other long-term liabilities on our Consolidated Balance Sheets as of December 31, 2015. The amount included in other long-term liabilities represents the present value of payments that will ultimately be made.

          Total depreciation and amortization expense related to property and equipment, including capitalized software costs, was $12,695 and $7,416 for the years ended December 31, 2015 and 2014, respectively.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 6. Intangible Assets

          Intangible asset balances by major asset class for the periods presented were as follows:

	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount	Weighted Average Amortization Period

December 31, 2014:
Customer relationships	$734,310	$70,298	$74,034	$589,978	13.7 years
Acquired software	82,400	21,094	—	61,306	6.2 years
Connolly trademark	24,500	—	—	24,500	indefinite-lived
iHealth trademark	8,600	494	—	8,106	11.0 years

Total	$849,810	$91,886	$74,034	$683,890	12.8 years

December 31, 2015:
Customer relationships	$640,503	$97,857	$—	$542,646	13.7 years
Acquired software	82,400	34,836	—	47,564	6.2 years
Connolly trademark	24,500	—	20,300	4,200	indefinite-lived
iHealth trademark	8,600	1,074	7,526	—	11.0 years

Total	$756,003	$133,767	$27,826	$594,410	12.8 years

          Amortization expense was $61,467 and $52,355 for the years ended December 31, 2015 and 2014, respectively.

          As a result of our rebranding in September 2015 as discussed in Note 1, we recorded an impairment of intangible assets of $27,826 related to our trademarks. The remaining trademark value as of December 31, 2015 of $4,200 is related to our retail business that will continue to operate as Connolly, a division of Cotiviti.

          Based on the facts and circumstances surrounding our Medicare RAC contract, including continued delays with the contract renewal process, as well as scope reductions that have resulted in a decrease to future revenue projections (see Note 8), we performed an impairment review of our customer relationship intangible asset related to our Medicare RAC contract with CMS during the year ended December 31, 2014. As a result of this review, we recognized a $74,034 impairment charge for the year ended December 31, 2014 due to a change in the estimated fair value of this customer relationship intangible asset associated with the Medicare RAC contract.

          As of December 31, 2015 amortization expense for the next 5 years was:

2016	$60,835
2017	57,865
2018	53,935
2019	53,935
2020	53,935

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 7. Goodwill

          We recorded total goodwill in our Consolidated Balance Sheets of $1,197,044 and $1,197,353 as of December 31, 2015 and 2014, respectively.

          Changes in the carrying amount of goodwill, which has been allocated to our Healthcare and Global Retail and Other segments, for the periods presented were as follows:

	December 31, 2015		December 31, 2014

	Healthcare	Global Retail and Other	Healthcare	Global Retail and Other

Beginning balance	$1,147,396	$49,957	$319,234	$50,570
Acquisitions	—	—	828,162	—
Purchase price adjustments	979	—	—	—
Foreign currency translation and other	(604)	(684)	—	(613)

Ending balance	$1,147,771	$49,273	$1,147,396	$49,957

          There was no impairment related to goodwill for any period presented.

Note 8. Commitments and Contingencies

Operating Leases

          We are obligated under non-cancellable lease agreements for certain facilities and equipment, which frequently include renewal options and escalation clauses. For leases that contain predetermined fixed escalations, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rent expense and amounts payable under the lease as lease obligations. Lease obligations due within one year are included in accounts payable and accrued other expenses on our Consolidated Balance Sheets.

          We lease certain facilities and equipment under non-cancelable leases that expire at various points through 2026. Rent expense was $8,826 and $7,202 for the years ended December 31, 2015 and 2014, respectively.

          Future minimum payments under non-cancelable operating lease agreements as of December 31, 2015 were as follows:

Year ending December 31:
2016	$7,583
2017	7,170
2018	5,473
2019	2,585
2020	1,301
2021 - 2026	1,732

Total minimum lease payments	$25,844

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 8. Commitments and Contingencies (Continued)

Legal and Other Matters

          We may be involved in various legal proceedings and litigation arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

Medicare RAC Contract Contingency

          In August 2014, CMS announced it would allow providers to remove all eligible claims currently pending in the appeals process by offering to pay hospitals 68% of the original claim amount. This settlement was offered to the providers and it was unknown what, if any, impact there would be for the Medicare RACs. On July 1, 2015, CMS issued a Technical Direction Letter to the Medicare RACs, including ourselves, indicating that Medicare RACs will only be entitled to the contract contingency fee on the settled amounts of the claims, or 32% of the original inpatient claim amounts. Based on the initial lists of finalized settlements provided by CMS, we would be required to refund CMS approximately $22,308 due to the related adjustments in Medicare RAC contingency fees. CMS further advised that as the hospital settlement project continues, additional settlement lists will be matched to Medicare RAC claims which may result in updated refund amounts to those initially provided. While there are uncertainties in any dispute resolution and results are uncertain, we have disputed CMS's findings based on our interpretation of the terms of the Medicare RAC contract and our belief that the backup data provided by CMS is inaccurate and/or incomplete. Our liability for estimated refunds and appeals includes amounts for these settled claims based on our best estimates of the amount we believe will be ultimately payable to CMS based on our interpretation of the terms of the Medicare RAC contract. We believe that it is possible that we could be required to pay an additional amount up to approximately $12,400 in excess of the amount we accrued as of December 31, 2015 based on the claims data we have received from CMS to date. As CMS completes its settlement process with the providers and updated files are provided to us, the potential amount owed by us may change.

Asset Retirement Obligations

          We have AROs arising from contractual requirements to perform specified activities at the time of disposition of certain leasehold improvements and equipment at some of our facilities. Changes in the carrying amount of AROs were as follows:

	Year ended December 31,

	2015	2014

Balance beginning of period	$2,055	$1,770
Additional ARO Liability	207	154
Accretion expense	153	131

Balance at end of period	$2,415	$2,055

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 9. Long-term Debt

          In May 2015, in order to benefit from favorable market conditions, we entered into and executed the First and Second Amendments (collectively, "the May 2015 Re-pricing") to the May 2014 First Lien, which, among other things, provide for lower applicable interest rates associated with the May 2014 First Lien by 50 basis points. As a result, we recorded a loss on extinguishment of debt of $4,084 which is included on our Consolidated Statements of Comprehensive Income (Loss).

          On May 14, 2014, in connection with the Connolly iHealth Merger, we entered into a First Lien — Credit Agreement which consisted of an $810,000 term loan ("May 2014 First Lien") and a $75,000 revolving credit facility ("Revolver") which also permits the issuance of letters of credit. We also entered into a Second Lien—Credit Agreement which consists of a $265,000 term loan ("May 2014 Second Lien"). Proceeds from the May 2014 Credit Agreements were used to repay the balance then outstanding on our January 2014 Credit Agreement as well as fund a portion of the Connolly iHealth Merger. The May 2014 First Lien and May 2014 Second Lien (collectively, the "May 2014 Credit Agreements") are guaranteed by our subsidiaries and secured by substantially all of our assets. As a result of entering into the May 2014 Credit Agreements, we recognized a loss on extinguishment of debt totaling $9,855 for the year ended December 31, 2014 which is included on our Consolidated Statements of Comprehensive Income (Loss).

          In January 2014, we entered into a credit facility, which consisted of a $320,000 Term Loan with a maturity in January 2021 ("January 2014 Term Loan") and a $30,000 Revolving Credit Facility with a maturity in January 2019 (collectively, "January 2014 Credit Agreement"). Proceeds from this January 2014 Credit Agreement were used to repay the balances then outstanding on our original July 2012 Credit Agreements. The January 2014 Term Loan bore interest at LIBOR plus 4.00%. The January 2014 Term Loan required compliance with a financial covenant only if we exceeded certain borrowing thresholds. The mandatory prepayment, which would have been payable based upon an excess cash flow calculation for the year ended December 31, 2014 under our original Credit Agreements, was no longer applicable due to the May 2014 refinancing. As a result of entering into this January 2014 Credit Agreement, we recognized a loss on extinguishment of debt totaling $11,669 for the year ended December 31, 2014 which is included on our Consolidated Statements of Comprehensive Income (Loss).

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 9. Long-term Debt (Continued)

          Long-term debt for the periods presented was as follows:

	December 31,

	2015	2014

May 2014 First Lien(a)	$792,167	$798,605
May 2014 Second Lien(b)	262,878	262,560
May 2014 Revolver(c)	—	—

Total debt	1,055,045	1,061,165
Less: current portion	21,099	8,100

Total long-term debt	$1,033,946	$1,053,065

(a)
The May 2014 First Lien, as amended, expires May 2021 and requires quarterly principal payments of $2,025. The quarterly principal payment may be reduced by any amounts of mandatory prepayment. Any mandatory prepayment shall be applied against the remaining scheduled installments of principal payments in direct order of maturity, unless other direction of application is provided by us. Interest on the May 2014 First Lien is payable over periods of one, two, three or six months at the election of the borrower. Based on our periodic election, borrowings under the May 2014 First Lien bear interest at either (a) the Alternate Base Rate (ABR) plus 2.50% for ABR Loans, or (b) the LIBO Rate ("LIBOR") plus 3.50% for LIBOR Loans. The ABR is equal to the higher of (a) the Federal Funds Effective Rate plus 0.50%; (b) the published one month LIBOR plus 1.00%; (c) the Prime Rate; or (d) 2.00%. The LIBOR is equal to the higher of (a) the LIBOR or (b) 1.00%. The interest rate in effect was 4.50% at December 31, 2015 and 5.00% at December 31, 2014. Following a qualified IPO, borrowings under the May 2014 First Lien bear interest at either (a) the ABR plus 2.25%, or (b) the LIBOR plus 3.25%.

(b)
The May 2014 Second Lien expires May 2022 with the total principal balance due at maturity. Interest on the May 2014 Second Lien is payable over periods of one, two, three, or six months at the election of the borrower. Based on our periodic election, borrowings under the May 2014 Second Lien bear interest at either (a) the ABR plus 6.00% for ABR Loans or (b) LIBOR plus 7.00% for LIBOR Loans. The ABR is equal to the higher of (a) the Federal Funds Effective Rate plus 0.50% (b) the published one month LIBOR plus 1.00%; (c) the Prime Rate; or (d) 2.00%. The LIBOR is equal to the higher of (a) the LIBOR or (b) 1.00%. The interest rate in effect was 8.00% at December 31, 2015 and December 31, 2014. Following a qualified IPO, borrowings under the May 2014 Second Lien bear interest at either (a) the ABR plus 5.75% for ABR Loans, or (b) the LIBOR plus 6.75% for LIBOR Loans.

(c)
The May 2014 Revolver expires May 2019 with interest payable over periods of one, two, three or six months at the election of the borrower. A commitment fee is payable quarterly based on the daily unused portion of the Revolver balance which ranges from an annual rate of 0.375% to 0.50% based on certain financial tests. The commitment fee was 0.375% and 0.50% at December 31, 2015 and 2014, respectively. Based on our periodic election, borrowings under the Revolver bear interest at either (a) the ABR plus 1.75% to 2.25% for ABR Loans based on certain financial tests or (b) the LIBOR plus 2.75% to 3.25% for LIBOR Loans based on certain financial tests. The ABR is equal to the higher of (a) the Federal Funds Effective Rate plus 0.50%; (b) the published one month LIBOR plus 1.00%; or (c) the Prime Rate. The LIBOR is equal to the higher of (a) the LIBOR or (b) 1.00%. The interest rate in effect was 4.00% and 4.25% at December 31, 2015 and December 31, 2014, respectively. At December 31, 2015 and December 31, 2014, we had $3,526 and $150 of letters of credit outstanding, respectively, which reduce the amount available for borrowing. There were no borrowings outstanding under the May 2014 Revolver as of December 31, 2015 or December 31, 2014.

          The May 2014 Credit Agreements include certain binding affirmative and negative covenants, including delivery of financial statements and other reports, maintenance of existence and transactions with affiliates. The negative covenants limit our ability, among other things, to incur debt, incur liens, make investments, sell assets or declare or pay dividends. As a result of these

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 9. Long-term Debt (Continued)

restrictions, approximately 90% of the subsidiary net assets are deemed restricted as of December 31, 2015. Refer to Schedule I Condensed Financial Information of Parent. The financial covenant setting forth a maximum leverage ratio which is included in the May 2014 Credit Agreements is only applicable if we exceed certain borrowing thresholds. These borrowing thresholds are based upon 35% of our total revolving credit commitments with certain exceptions, which were not exceeded as of December 31, 2015 and 2014. In addition, the May 2014 Credit Agreements include certain events of default including payment defaults, failure to perform affirmative covenants, failure to refrain from actions or omissions prohibited by negative covenants, the inaccuracy of representations or warranties, bankruptcy and insolvency related defaults and a change of control default. We were in compliance with all such covenants as December 31, 2015 and 2014.

          The May 2014 Credit Agreements require mandatory prepayments based upon annual excess cash flows commencing with the year ended December 31, 2015. The mandatory prepayment is contingently payable based on an annual excess cash flow calculation as defined within the Credit Agreements. We expect to pay approximately $13,099 in the second quarter of 2016 for the annual mandatory prepayment based upon the December 31, 2015 excess cash flow calculation, and as such this amount is included in current maturities of long-term debt as of December 31, 2015.

          As of December 31, 2015, the aggregate maturities of long-term debt for each of the next five years are expected to $21,099 in 2016 and $7,967 in each of 2017 through 2020.

Note 10. Derivative Instruments

          We are exposed to fluctuations in interest rates on our long-term debt. We manage our exposure to fluctuations in the 3-month LIBOR through the use of interest rate cap agreements designated as cash flow hedges. We are meeting our objective by hedging the risk of changes in cash flows related to changes in LIBOR by capping the interest on our floating rate debt linked to LIBOR to approximately 3%. We do not utilize derivatives for speculative or trading purposes.

          As of December 31, 2015 and 2014, we had $630,000 and $700,000, respectively, in notional debt outstanding related to these interest rate caps, which cover quarterly interest payments through September 2019. The notional amount decreases over time. Refer to Note 9 for more information regarding the debt outstanding related to these agreements.

          All of our outstanding interest rate cap contracts qualify for cash flow hedge accounting treatment in accordance with ASC 815, Derivatives and Hedging. Cash flow hedge accounting treatment allows for gains and losses on the effective portion of qualifying hedges to be deferred in accumulated other comprehensive (loss) income until the underlying transaction occurs, rather than recognizing the gains and losses on these instruments in earnings during each period they are outstanding. When the actual interest payments are made on our variable rate debt as described in Note 9 and the related derivate contract settles, any effective portion of realized interest rate hedging derivative gains and losses previously recorded in accumulated other comprehensive (loss) income is recognized in interest expense. We recognized interest expense of $105 related to interest rate caps during the year ended December 31, 2015. We did not recognize any interest expense related to interest rate caps during the year ended December 31, 2014.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 10. Derivative Instruments (Continued)

          Ineffectiveness results, in certain circumstances, when the change in total fair value of the derivative instrument differs from the change in the fair value of our expected future cash outlays for the related interest payment and is recognized immediately in interest expense. There was no ineffectiveness recorded during the years ended December 31, 2015 and 2014. Likewise, if the hedge does not qualify for hedge accounting, the periodic changes in its fair value are recognized in the period of the change in interest expense. All cash flows related to our interest rate cap agreements are classified as operating cash flows.

          Any outstanding derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements, but we do not expect that the counterparty will fail to meet their obligations. The amount of such credit exposure is generally the positive fair value of our outstanding contracts. To manage credit risks, we select counterparties based on credit assessments, limit our overall exposure to any single counterparty and monitor the market position of any counterparty.

          The table below reflects quantitative information related to the fair value of our derivative instruments and where these amounts are recorded in our consolidated financial statements as of the period presented:

	December 31,

	2015	2014

Liability fair value recorded in other long-term liabilities	$2,310	$1,099
Liability fair value recorded in accounts payable and accrued other expenses	1,086	—
Estimated amount of existing losses expected to be reclassified into earnings in the next 12 months	(283)	(71)

          We record deferred hedge premiums which are being paid over the life of the hedge in accumulated other comprehensive income until the related hedge ultimately settles and interest payments are made on the underlying debt. As of December 31, 2015, we have made payments of $1,103 related to these deferred premiums. We expect to pay an additional $5,291 in deferred premiums through 2019 related to our outstanding interest rate cap agreements which is reflected in the fair value of these derivatives in the table above.

          Comprehensive income includes changes in the fair value of our interest rate cap agreements which qualify for hedge accounting. Changes in other comprehensive income for the periods presented related to derivative instruments classified as cash flow hedges were as follows:

Balance, January 1, 2014	$—
Reclassifications in earnings	—
Change in fair value of derivative instrument, net of tax of $476	(623)

Balance, December 31, 2014	(623)
Reclassifications in earnings, net of tax of $40	65
Change in fair value of derivative instrument, net of tax of $1,360	(2,410)

Balance, December 31, 2015	$(2,968)

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 11. Fair Value Measurements

          We measure assets and liabilities at fair value based on assumptions market participants would use in pricing an asset or liability in the principal or most advantageous market. Authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value whereby inputs are assigned a hierarchical level. The hierarchical levels are:

  Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  Level 2: Observable prices, other than quoted prices included in Level 1 inputs for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

          The following table summarizes our financial instruments measured at fair value within the Consolidated Balance Sheets:

	December 31, 2015			December 31, 2014

	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Assets:
Available-for-sale securities	$1,181	$—	$—	$1,582	$—	$—
Liabilities
Long-term debt	—	—	1,055,045	—	—	1,061,165
Interest rate cap agreements	—	3,396	—	—	1,099	—

Total	$—	$3,396	$1,055,045	$—	$1,099	$1,061,165

          Investments are classified as available-for-sale and carried at fair value in the accompanying Consolidated Balance Sheets. Our investments consist of money market securities valued using quoted market prices for identical assets in active markets.

          The fair value of the interest rate cap agreements is determined using the market standard methodology of discounting the future expected variable cash receipts that would occur if interest rates rose above the strike rate of the caps. The analysis reflects the contractual terms of the derivatives, including period to maturity and remaining deferred premium payments, and uses observable market-based inputs, including interest rates and implied volatilities. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rates. As such, the estimated fair values of these liabilities are classified as Level 2 in the fair value hierarchy.

          The fair value of our private debt is determined based on fluctuations in current interest rates, the trends in market yields of debt instruments with similar credit ratings, general economic conditions and other quantitative and qualitative factors. The carrying value of our debt approximates its fair value.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 12. Income Taxes

          Total income tax expense (benefit) for the years ended December 31, 2015 and 2014 was as follows:

	Year ended December 31,

	2015	2014

Income tax expense (benefit) from continuing operations	$14,401	$(16,804)
Income tax expense from discontinued operations	341	—

Total income tax expense (benefit)	$14,742	$(16,804)

          For the years ended December 31, 2015 and 2014, income (loss) before income taxes from continuing operations includes the following components:

	Year ended December 31,

	2015	2014

U.S. operations	$27,605	$(45,203)
Foreign operations	100	2,574

Income (loss) before income taxes	$27,705	$(42,629)

          The income tax expense (benefit) that is attributable to income (loss) from continuing operations before income taxes included in our Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2015 and 2014 consisted of the following:

	Year ended December 31,
	2015	2014
Current:
U.S. federal	$20,382	$25,136
State and local	4,822	4,091
Foreign	1,029	842

Current income tax expense	26,233	30,069
Deferred
U.S. federal	(12,584)	(42,047)
State and local	798	(4,826)
Foreign	(46)	—

Deferred income tax benefit	(11,832)	(46,873)

Total income tax expense (benefit)	$14,401	$(16,804)

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 12. Income Taxes (Continued)

          The factors accounting for the variation in our overall effective tax rates from continuing operations compared to U.S. statutory income tax rates for the years ended December 31, 2015 and 2014 were as follows:

	Year ended December 31,
	2015	2014
Federal income tax expense (benefit) at the statutory rate	$9,697	$(14,920)
State and local taxes, net of federal benefit	3,922	(2,167)
Non-deductible costs (permanent differences)	1,070	815
Unrecognized tax positions	508	(240)
Other	(796)	(292)

Total income tax expense (benefit)	$14,401	$(16,804)

          The effective tax rate from continuing operations for the year ended December 31, 2015 was 52.0%, as compared to 39.4% for the year ended December 31, 2014. The variance is primarily due to changes in uncertain tax positions, an increase in non-deductible costs, an increase in the valuation allowance and the impact of a state deferred tax remeasurement as a result of new statutory regulations.

          In general, it is our practice and intention to reinvest the earnings of our non-branch foreign subsidiaries in those operations on an indefinite basis. Such amounts may become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. Due to our intent to reinvest such amounts indefinitely, the taxation of these amounts in the U.S. is not expected to occur in the foreseeable future and therefore no deferred tax liability has been recorded. For the years ended December 31, 2015 and 2014, the amounts considered indefinitely reinvested were $5,910 and $4,610, respectively. If the earnings were not considered indefinitely reinvested under current law, the tax on such earnings would be approximately $1,386 and $1,081 for the years ended December 31, 2015 and 2014, respectively.

          The net deferred taxes below are included on our Consolidated Balance Sheets as a current net deferred tax asset of $32,919 and a long-term net deferred tax liability of $162,203 at December 31, 2015 and a current net deferred tax asset of $32,319 and a long-term net deferred tax liability of $175,266 at December 31, 2014.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 12. Income Taxes (Continued)

          The components of our deferred tax assets and liabilities as of December 31, 2015 and 2014 are as follows:

	Year ended December 31,
	2015	2014
Deferred tax assets:
Allowance for doubtful accounts and estimated allowance for refunds and appeals	$35,174	$33,443
Accrued compensation	540	2,461
Deferred rent	156	250
Stock compensation	2,960	1,745
Tax credit and net operating loss carryforward	1,652	939
Deferred debt issuance costs	—	1,124
Other deductible temporary differences	6,353	3,953

Gross deferred tax assets	46,835	43,915
Less: valuation allowance	(440)	(51)

Total deferred tax assets	46,395	43,864
Deferred tax liabilities:
Unbilled receivables and other liabilities	(2,435)	(2,975)
Intangibles and goodwill	(161,099)	(175,507)
Property and equipment	(8,706)	(5,264)
Software development costs	(1,998)	(1,835)
Other taxable temporary differences	(1,441)	(1,230)

Total gross deferred tax liabilities	(175,679)	(186,811)

Net deferred tax liability	$(129,284)	$(142,947)

          We have federal net operating loss carryforwards of $1,397 which will expire in 2029. In addition we have a foreign net operating loss of $2,316 with an unlimited carryforward. All state net operating losses were utilized in the current year.

          As of December 31, 2015 and 2014, a valuation allowance of $440 and $51, respectively has been recorded to reflect the portion of the deferred tax asset that is not more likely than not to be realized. The increase in the valuation allowance relates to a cumulative foreign net operating loss for 2015. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

          Due to change of ownership provisions in the Internal Revenue Code, use of a portion of our domestic net operating loss and tax credit carryforwards will be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 12. Income Taxes (Continued)

          ASC 740 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for financial statement recognition measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. ASC 740 requires that the tax effects of an uncertain tax position be recognized only if it is "more-likely-than-not" to be sustained by the taxing authority as of the reporting date.

          A reconciliation of the beginning and ending amount of unrecognized tax benefits at December 31, 2015 and 2014 is as follows:

	Year ended December 31,
	2015	2014
Unrecognized tax benefits — January 1	$4,324	$1,321
Increase for tax positions of acquired entities	—	2,341
Increase for tax positions taken in prior period	619	—
Increase for tax positions taken in current period	694	734
Decrease for tax positions taken in prior period	—	(8)
Decrease for tax positions taken in current period	(146)	—
Decrease related to lapse in statute of limitations	(554)	(64)

Unrecognized tax benefits — December 31	$4,937	$4,324

          The majority of the balance of unrecognized tax benefits as of December 31, 2015 and 2014, would affect the effective tax rate if recognized.

          The total uncertain tax positions expected to reverse in the next 12 months is approximately $194 and $603 as of December 31, 2015 and 2014, respectively. The change in uncertain tax positions is primarily the result of the completion of a federal tax examination in the fourth quarter of 2015.

          The total penalty and interest incurred, relating to uncertain tax positions, for years ended December 31, 2015 and 2014 was $920 and $583, respectively.

          We are subject to U.S. federal income tax examinations for tax years ended subsequent to December 31, 2012 and income tax examinations for state, local, and foreign jurisdictions for tax years ended subsequent to December 31, 2011. We are currently not under examination by any U.S. federal, state and local or foreign jurisdiction. Should an examination arise, we do not anticipate any adjustments that will result in a material adverse effect on our financial condition, results of operations, or cash flows.

Note 13. Stockholders' Equity

Issuance of Common Stock

          In May 2014, a total of 5,375,461 shares were issued for a total fair value of $435,144 in connection with the Connolly iHealth Merger. Of this amount, $365,187 was received in cash and $69,957 was issued to certain members of the former iHT management as they either rolled over a

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 13. Stockholders' Equity (Continued)

portion of their former equity interests in iHT or received equity in lieu of incentive compensation that was owed to them as of the date of the merger.

          A summary of the current rights and preferences of holders of our common stock are as follows:

Voting

          Common stockholders are entitled to one vote per share of common stock held on all matters on which such common stockholder is entitled to vote.

Dividends

          Common stockholders are eligible to receive dividends on common stock held when funds are available and as approved by the Board of Directors.

Liquidation Rights

          In the event of liquidation or dissolution, common stockholders are entitled to receive all assets available for distribution to stockholders.

Note 14. Earnings per Share

          Basic earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period. For all periods presented, potentially dilutive outstanding shares consisted solely of our common stock options. Our potential common shares consist of the incremental common shares issuable upon the exercise of the options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. For all periods presented, all outstanding common stock consisted of a single-class.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 14. Earnings per Share (Continued)

          Basic and diluted earnings (loss) per share and adjusted earnings per share are computed as follows:

	Year ended December 31,
	2015	2014
Net income (loss) available to common stockholders	$13,863	$(25,825)
Weighted average outstanding shares of common stock	12,658,380	10,697,367
Dilutive effect of stock-based awards	69,714	—

Adjusted weighted average outstanding and assumed conversions for diluted EPS	12,728,094	10,697,367
Earnings (loss) per share from continuing operations:
Basic	$1.05	$(2.41)
Diluted	1.05	(2.41)
Earnings per share from discontinued operations:
Basic	$0.04	$—
Diluted	0.04	—
Total earnings (loss) per share:
Basic	$1.09	$(2.41)
Diluted	1.09	(2.41)

          Employee stock options that were excluded from the calculation of diluted earnings (loss) per share because their effect is anti-dilutive for the periods presented were as follows:

	Year ended December 31,
	2015	2014
Employee stock options	333,661	415,895

          Performance-based stock options of 458,182 and 407,750 as of December 31, 2015 and 2014, respectively, have not been included as the vesting conditions as described in Note 15 have not been satisfied as of the respective period end.

Note 15. Stock-Based Compensation

Equity Incentive Plan

          In 2012, we adopted an equity incentive plan (the "Plan") pursuant to which our Board of Directors (or committee as designated by the Board of Directors) may grant options to purchase shares of our stock, restricted stock and certain other equity awards to directors, officers and key employees. To date, we have only granted stock options that can be settled in shares of our common stock. The Plan was initially established with the authorization for grants to purchase up to 720,000 shares of authorized but unissued common stock. In May 2014, in connection with the

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 15. Stock-Based Compensation (Continued)

Connolly iHealth Merger, the number of shares authorized under the Plan increased by 467,431 shares bringing the total number of shares authorized under the Plan for stock option grants to 1,187,431. As of December 31, 2015, the total number of shares available under the Plan is 124,987.

          The term of any stock option shall not exceed ten years from the date of grant. However, an incentive stock option granted to an employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of our stock may not have a term exceeding five years from the date of grant.

          Stock options granted are subject to either time of service (service-based awards) or performance (performance-based awards) criteria. Service-based awards vest ratably over a five year service period from the grant date. In the event of a change in control, any outstanding, unvested service-based awards will vest immediately. Performance-based awards vest in accordance with the specific performance criteria espoused in the executed award agreements. At December 31, 2015, there are 458,182 unvested performance-based awards outstanding, whose vesting terms are contingent upon the amount of cash proceeds received in an initial public offering.

Stock-based Compensation Expense

          The fair value of each stock option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model. The expected term of the option represents the period the stock-based awards are expected to be outstanding. We use the simplified method under the provisions of ASC 718, Stock Based Compensation for estimating the expected term of the options. Since our shares have not been publicly traded and are rarely traded privately, there is insufficient volatility data available. Accordingly, we calculate expected volatility using comparable peer companies with publicly traded shares over a term similar to the expected term of the options issued. We do not intend to pay dividends on our common shares, therefore, the dividend yield percentage is zero. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of our stock options.

          We used the following weighted average assumptions to estimate the fair value of stock options granted for the periods presented as follows:

	Year ended December 31,
	2015	2014
Expected term (years)	6.25	6.25
Expected volatility	50%	50%
Expected dividend yield	0%	0%
Weighted average risk-free interest rate	1.70%	1.80%
Weighted average grant date fair value	$47.42	$34.80

          We recorded stock-based compensation expense of $3,399 and $2,492 for the years ended December 31, 2015 and 2014, respectively. We do not currently adjust compensation expense for

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 15. Stock-Based Compensation (Continued)

forfeitures as there has been insignificant forfeiture activity to date. As of December 31, 2015, we had total unrecognized compensation cost related to 416,481 unvested service-based awards under the Plan of $15,088 which we expect to recognize over the next 3.9 years.

          As the criteria associated with the performance-based awards are based on a future event as defined in the terms of the award agreements, including a change in control or initial public offering, which as of December 31, 2015 has not yet occurred, no compensation expense has been recorded for these stock options. The estimated unrecognized compensation associated with the 458,182 outstanding stock options subject to performance criteria was approximately $16,185 at December 31, 2015.

Stock Option Activity

          The following is a summary of stock option activity under the Plan:

	Year Ended December 31,
	2015		2014
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	823,645	$60.52	543,060	$50.03
Granted	327,535	95.78	321,500	76.91
Exercised	(4,200)	50.03	(2,256)	50.03
Forfeited	(90,992)	73.83	(38,659)	50.03
Expired	—	—	—	—

Outstanding at end of period	1,055,988	$70.35	823,645	$60.52

	Service- based Shares	Weighted average exercise price	Performance- based Shares	Weighted average exercise price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock options outstanding as of December 31, 2015	597,806	$72.90	458,182	$67.03	8.2	$27,042
Stock options vested and exercisable as of December 31, 2015	183,625	$53.68	—	$—	7.2	$7,764

          Aggregate intrinsic value represents the difference between our estimated fair value of common stock and the exercise price of outstanding in-the-money options. The estimated fair value of common stock was $95.96 as of December 31, 2015. The total intrinsic value of options exercised for the year ended December 31, 2015 and 2014 was insignificant. The total fair value of stock options vested was $2,450 and $2,000 during the years ended December 31, 2015 and 2014, respectively.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 16. Related Party Transactions

          In connection with the Connolly iHealth Merger, a preliminary liability of $21,291 was recorded in accounts payable and accrued other expenses on the Consolidated Balance Sheets as of December 31, 2014 for payments due to the former stockholders of iHT. See Note 4 for more information regarding the Connolly iHealth Merger. These amounts were finalized during 2015 and $22,270 was paid to the former stockholders of iHT in September 2015.

Note 17. Segment and Geographic Information

Segment Information

          Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by our Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing financial performance. We conduct our business through two reportable business segments: Healthcare and Global Retail and Other.

          The Healthcare segment provides claims accuracy solutions to health insurance payers and payer-related entities. All of our healthcare service offerings focus on generating economic benefits for our clients by identifying errors, reducing improper payments and improving efficiency of business process related to healthcare industry payment networks. The Global Retail and Other segment primarily provides retrospective claims accuracy solutions to large and mid-size retailers. Our services primarily result in cost recoveries based on the audit of our clients' supply chain information as well as improved efficiency and effectiveness of our clients' payment networks.

          We evaluate the performance of each segment based on segment net revenue and segment operating income. Operating income is calculated as net revenue less operating expenses and is not affected by other income (expense) or by income taxes. Indirect costs are generally allocated to the segments based on the segments' proportionate share of revenue and expenses directly related to the operation of the segment. We do not allocate interest expense, other non-operating (income) expense or the provision for income taxes, since these items are not considered in evaluating the segment's overall operating performance. Our CODM does not receive or utilize asset information to evaluate performance of operating segments. Accordingly, asset-related information has not been presented.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 17. Segment and Geographic Information (Continued)

          Our operating segment results for the periods presented were as follows:

	Year ended December 31,
	2015	2014
Net Revenue
Healthcare	$467,044	$359,842
Global Retail and Other	74,299	81,530

Consolidated net revenue	$541,343	$441,372

Operating Income
Healthcare	$84,240	$23,713
Global Retail and Other	12,284	6,484

Consolidated operating income	$96,524	$30,197

          Operating segment net revenue by product type for the periods presented was as follows:

	Year ended December 31,
	2015		2014
Retrospective claims accuracy	$251,288	46.4%	$240,544	54.5%
Prospective claims accuracy	201,899	37.3%	108,828	24.7%
Transaction services	13,857	2.6%	10,470	2.4%

Total Healthcare	467,044	86.3%	359,842	81.6%
Retrospective claims accuracy	72,060	13.3%	80,075	18.1%
Other	2,239	0.4%	1,455	0.3%

Total Global Retail and Other	74,299	13.7%	81,530	18.4%

Consolidated net revenue	$541,343	100.0%	$441,372	100.0%

Geographic Information

          Geographic net revenue and long-lived assets are attributed to the geographic regions based on the geographic location of each of our subsidiaries/locations. Our operations are primarily within the continental United States. We also operate in Canada and the United Kingdom.

          Net revenue generated in the United States accounted for approximately 98% and 95% of total net revenue for the years ended December 31, 2015 and 2014, respectively. Remaining net revenue was generated in the rest of the world.

          Long-lived assets are primarily based in the United States with over 99% of total consolidated long-lived assets. Less than 1% of total consolidated long-lived assets are foreign.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 18. Client Concentration

          The list of our largest clients changes periodically and was further impacted by the Connolly iHealth Merger. However, our significant clients accounted for the following percentages of total net revenue:

	Year Ended December 31,
	2015	2014
Customer A	14%	15%
Customer B	10%	10%
Customer C	3%	10%

          In many instances, we provide our services pursuant to agreements which have auto-renewal clauses and may be periodically subject to a competitive reprocurement process.

Note 19. Employee Benefit Plans

          Contributions expensed and included in compensation on our Consolidated Statements of Comprehensive Income (Loss) for employee benefit plans are detailed below:

	Year ended December 31,
	2015	2014
401(k) Plan(a)	$3,053	$1,604
Profit Share Plan(b)	539	416
Provident Plan(c)	427	179

Total	$4,019	$2,199

(a)
We sponsor defined contribution retirement plans in accordance with Section 401(k) of the Internal Revenue Code, which cover substantially all U.S. employees, subject to certain minimum age and service requirements. The plans provide for a contribution based on a percentage of eligible employee contributions.

(b)
In connection with the Connolly iHealth Merger, we inherited a nonqualified profit sharing incentive compensation plan for certain eligible employees. Contributions are made within 90 days following the last day of the plan to a brokerage account in an amount determined at our discretion for employees who have completed 1,000 hours of service and are employed at the time of the contribution. Our liability under the plan totaled $893 and $1,171 at December 31, 2015 and 2014, respectively, which is included in accrued compensation costs in the accompanying Consolidated Balance Sheets.

(c)
Eligible employees of our subsidiaries located in India, acquired as part of the Connolly iHealth Merger, are covered by the Provident Fund, contributions which are based on a percentage of eligible employees' salaries, and the Payment of Gratuity Act, which provides for benefits to be paid to eligible employees upon termination of employment (collectively, the "India Plans"). Benefits under the Plan are administered by the Indian Government. As of December 31, 2015 and 2014 we had an accrued benefit obligation relating to the India Plans of $535 and $441, respectively.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 20. Discontinued Operations

          In February 2015, we received payment on a $900 note receivable related to a business that was disposed of in 2012. Since the date of sale, we had elected to fully reserve the note receivable as the collectability was determined to be uncertain. This gain from the collection of the note receivable, net of tax, is reflected as a gain on discontinued operations on our Consolidated Statements of Comprehensive Income (Loss). The estimated impact to diluted EPS as a result of this gain on discontinued operations is $0.04 per diluted share for the year ended December 31, 2015.

Note 21. Selected Quarterly Financial Data (Unaudited)

          The following table summarizes our unaudited quarterly operating results for the last two years:

Year Ended December 31, 2015	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$119,638	$133,306	$136,936	$151,463
Operating income	23,707	33,773	4,128	34,916
Income (loss) from continuing operations(1)(2)	3,635	7,780	(7,294)	9,183
Net income (loss)(1)(2)(3)	4,194	7,780	(7,294)	9,183
Earnings (loss) per share from continuing operations—Basic	$0.29	$0.61	$(0.58)	$0.73
Earnings (loss) per share from continuing operations—Diluted	$0.29	$0.61	$(0.58)	$0.72
Earnings per share from discontinued operations(3)	$0.04	—	—	—
Total earnings (loss) per share—Basic	$0.33	$0.61	$(0.58)	$0.73
Total earnings (loss) per share—Diluted	$0.33	$0.61	$(0.58)	$0.72

Year Ended December 31, 2014	First Quarter(4)	Second Quarter(4)	Third Quarter	Fourth Quarter
Revenue	$83,691	$108,294	$126,622	$122,765
Operating income (loss)(5)	17,023	27,726	33,128	(47,680)
Income (loss) from continuing operations(6)	(341)	3,949	9,534	(38,967)
Net income (loss)	(341)	3,949	9,534	(38,967)
Earnings (loss) per share—Basic	$(0.05)	$0.39	$0.75	$(3.08)
Earnings (loss) per share—Diluted	$(0.05)	$0.39	$0.75	$(3.08)

(1)
During the second quarter 2015, as a result of repricing our May 2014 First Lien, we recorded a loss on extinguishment of debt of $4,084 (see Note 9).

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 21. Selected Quarterly Financial Data (Unaudited) (Continued)

(2)
As a result of our rebranding in September 2015, as discussed in Note 1, we recorded an impairment of intangible assets of $27,826 related to our trademarks (see Note 6).

(3)
During the first quarter 2015, we received payment on a $900 note receivable related to a business that was disposed of in 2012. Since the date of sale, we had elected to fully reserve the note receivable as the collectability was determined to be uncertain. This collection of the note receivable resulted in a gain on discontinued operations, net of tax, of $559 (see Note 20).

(4)
On May 14, 2014, we merged with iHT (see Note 1). The results of operations for iHT are included in our consolidated financial statements as of and since May 14, 2014. Accordingly, comparability to other periods presented is impacted by the timing of the Connolly iHealth Merger.

(5)
During the fourth quarter 2014, we recognized a $74,034 impairment of intangible assets related to our CMS customer relationship (see Note 6). Based on the facts and circumstances surrounding our Medicare RAC contract, including continued delays with the contract renewal process, as well as scope reductions that have resulted in a decrease to future revenue projections (see Note 8), the decrease in the estimated fair value of the customer relationship intangible asset associated with the Medicare RAC contract resulted in this impairment.

(6)
During the first quarter 2014, as a result of entering into the January 2014 Credit Agreement, we recognized a loss on extinguishment of debt totaling $11,669. During the second quarter 2014, as a result of entering in the May 2014 Credit Agreements, we recognized a loss on extinguishment of debt totaling $9,855 (see Note 9).

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
iHealth Technologies, Inc.:

          We have audited the accompanying consolidated financial statements of iHealth Technologies, Inc. (a Georgia corporation) and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

          Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

          Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

          An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

          We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iHealth Technologies, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Atlanta, Georgia
March 27, 2014

iHealth Technologies, Inc.

Consolidated balance sheets

December 31	2013	2012

Assets
Current assets:
Cash and cash equivalents	$21,574,787	$26,043,715
Accounts receivable, net	40,680,997	24,586,602
Investments	772,742	597,231
Prepaid expenses and other current assets	3,182,809	2,390,690
Income taxes receivable	394,517	—
Deferred income taxes	4,266,625	2,494,625

Total current assets	70,872,477	56,112,863
Property and equipment, net	6,628,329	6,659,939
Goodwill	231,198,379	231,198,379
Intangible assets, net	16,953,968	22,665,883
Other long-term assets	1,497,124	1,485,719
Deferred loan closing costs, net	1,994,796	2,720,177

Total assets	$329,145,073	$320,842,960

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$16,764,965	$10,545,004
Accrued billing adjustments	12,478,314	7,609,505
Income taxes payable	—	1,269,158
Current portion of long-term debt	12,000,000	9,750,000

Total current liabilities	41,243,279	29,173,667
Deferred income taxes	1,485,407	2,250,632
Contingent consideration payable	1,026,406	4,808,058
Long-term debt, less current portion	100,000,000	141,000,000

Total liabilities	143,755,092	177,232,357

Commitments and contingencies (see Note 13)
Stockholders' equity:
Common stock, par value $.001	1,290,946	1,290,946
Series A preferred stock, par value $.001; $61,214,200 aggregate liquidation preference for 2013 and 2012	612	612
Series B preferred stock, par value $.001; $64,310,300 aggregate liquidation preference for 2013 and 2012	643	643
Series D preferred stock, par value $.001; $6,600,000 aggregate liquidation preference for 2013 and 2012	66	66
Additional paid-in-capital	38,065,876	38,065,876
Retained earnings	146,030,602	104,251,071
Accumulated other comprehensive income	1,236	1,389

Total stockholders' equity	185,389,981	143,610,603

Total liabilities and stockholders' equity	$329,145,073	$320,842,960

The accompanying notes are an integral part of these consolidated financial statements.

iHealth Technologies, Inc.

Consolidated Statements of Income

For the years ended December 31	2013	2012

Revenues	$160,229,257	$138,573,435
Operating expenses:
Compensation and related costs and benefits	57,059,917	55,523,346
General and administrative	21,693,959	20,917,744
Depreciation and amortization	9,166,261	9,364,551
(Gain) on change in contingent consideration	(644,344)	(2,852,607)
Goodwill impairment loss	—	8,962,597

Total operating expenses	87,275,793	91,915,631

Operating income	72,953,464	46,657,804
Other income / (expense)	(1,147,478)	51,988
Interest expense	(5,794,225)	(7,378,851)

Income before income taxes	66,011,761	39,330,941
Income tax expense	(24,232,230)	(14,293,242)

Net income	$41,779,531	$25,037,699

The accompanying notes are an integral part of these consolidated financial statements.

iHealth Technologies, Inc.

Consolidated Statements of Stockholders' Equity

										Accumulated
			Preferred Stock						Additional	Other

	Common stock		Series A		Series B		Series D		Paid-in	Comprehensive	Retained

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Total

Balance at December 31, 2011	1,293,039,371	$1,293,039	613,381	$613	643,103	$643	36,000	$36	$35,363,812	$2,013	$79,213,372	$115,873,528
Repurchase of stock	(2,092,960)	(2,093)	(1,239)	(1)	—	—	—	—	(297,906)	—	—	(300,000)
Issuance of stock from business acquisition	—	—	—	—	—	—	30,000	30	2,999,970	—	—	3,000,000
Net income	—	—	—	—	—	—	—	—	—	—	25,037,699	25,037,699
Disposition of investments	—	—	—	—	—	—	—	—	—	(2,013)	—	(2,013)
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	1,389	—	1,389

Balance at December 31, 2012	1,290,946,411	1,290,946	612,142	612	643,103	643	66,000	66	38,065,876	1,389	104,251,071	143,610,603
Repurchase of stock	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	41,779,531	41,779,531
Disposition of investments	—	—	—	—	—	—	—	—	—	(1,389)	—	(1,389)
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	1,236	—	1,236

Balance at December 31, 2013	1,290,946,411	$1,290,946	612,142	$612	643,103	$643	66,000	66	$38,065,876	$1,236	$146,030,602	$185,389,981

The accompanying notes are an integral part of these consolidated financial statements.

iHealth Technologies, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,	2013	2012

Cash flows from operating activities:
Net income	$41,779,531	$25,037,699
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,166,261	9,364,551
Amortization of deferred loan closing costs	725,381	725,381
Loss from non-controlling interest	429,825	—
Change in fair value of interest rate derivatives	—	37,049
Gain on change in contingent consideration	(644,344)	(2,852,607)
Goodwill impairment loss	—	8,962,597
Realized gain on sale of investments	(2,610)	(3,344)
Gain on disposal of property and equipment	(27,699)	(191,969)
Provision for deferred income taxes	(2,537,222)	(2,814,322)
Changes in operating assets and liabilities:
Accounts receivable	(16,094,395)	(4,302,981)
Prepaid expenses and other assets	(1,131,872)	(68,835)
Income taxes receivable/payable, net	(81,964)	2,891,429
Accounts payable and accrued expenses	1,274,161	(2,376,164)
Accrued compensation	3,752,608	10,993
Accrued billing adjustments	4,868,809	1,006,800

Net cash provided by operating activities	41,476,470	35,426,277

Cash flows from investing activities:
Proceeds from sale of property and equipment	14,965	235,886
Purchases of property and equipment	(3,410,002)	(4,623,267)
Proceeds from sale of investments	598,452	930,025
Purchase of investments	(771,505)	(595,842)
Business acquisitions, net of cash acquired	—	(9,448,670)
Purchases of non-controlling interest	(490,000)	—

Net cash used in investing activities	(4,058,090)	(13,501,868)

Cash flows from financing activities:
Payments for contingent consideration	(3,137,308)	(1,527,393)
Repayments of long-term debt	(9,750,000)	(6,750,000)
Repayments of borrowings under revolving credit facility	(29,000,000)	(10,000,000)
Repurchase of stock	—	(300,000)

Net cash used in financing activities	(41,887,308)	(18,577,393)

Net (decrease)/increase in cash and cash equivalents	(4,468,928)	3,347,016
Cash and cash equivalents at beginning of year	26,043,715	22,696,699

Cash and cash equivalents at end of year	$21,574,787	$26,043,715

Supplemental disclosures of cash flow information — Cash paid during the year for:
Interest	$5,065,395	$6,592,773
Income taxes	$26,843,619	$14,258,449

Significant noncash transactions (see Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

iHealth Technologies, Inc.

Notes to the Financial Statements

Note 1. Nature of Organization and Summary of Significant Accounting Policies

Organization, Principles of Consolidation and Nature of Business

          iHealth Technologies, Inc. (the Company) was incorporated on May 1, 2001 under the laws of the state of Georgia. The consolidated financial statements include the accounts of iHealth Technologies, Inc. and its wholly- owned subsidiaries. The Company has a fiscal year end of December 31st. The Company's foreign subsidiaries have a fiscal year end of March 31st. The consolidated financial statements and related notes to the consolidated financial statements herein reflect the activities of the Company and subsidiaries from January 1st to December 31st. All significant intercompany balances have been eliminated in consolidation.

          The Company is a healthcare analytics company that derives meaningful insight and delivers effective solutions to help clients optimize performance. iHT is a leader in payment integrity solutions and leverages business intelligence, technology and operational excellence to improve the effectiveness of healthcare organizations throughout the United States. The Company provides its Integrated Claims Management Services (ICMS) using proprietary technology and logic to help ensure the accuracy of healthcare claims paid by customers, based upon contractual arrangements the Company's customers have with healthcare providers. On October 7, 2011, the Company acquired certain assets of iSpace Global, Inc. and the stock of iSpace Global Services (India) Private Limited and iSpace Global Solutions Private Limited (collectively the iSpace Acquisitions), which provide business process outsourcing services (BPO), information technology services (IT) and licensing to its software products which include compliance reporting assistance, mobile applications and compliance analytics. On July 1, 2012, the Company acquired the stock of Care Management International, Inc. and its wholly-owned subsidiaries, Care Management International and Care Management International Private Limited, (collectively the CMI Acquisition), which provides clinical process optimization, including medication therapy management (MTM), utilization management (UM) and medical policy research.

          Claim Review Services (CRS), consists of Network Optimization and Inpatient Claims Review Services (ICRS). Network Optimization is a Preferred Provider Organization (PPO) analytic service provided to self-funded payers and third party administrators in which the Company earns administrative fees in return for services provided. The service consists of matching members, either at a geographic or individual level, to a PPO to maximize in-network utilization and provider discounts. ICRS provides inpatient audit services, which uses specialized methodologies to help ensure the accuracy of hospital inpatient claims paid by the Company's customers, based upon contractual arrangements the Company's customers have with healthcare providers.

Foreign Currency Translation

          Assets and liabilities of the Company's foreign subsidiaries are denominated in the local currency of the subsidiary and are re-measured into U.S. dollars (the functional currency) at period-end exchange rates, except nonmonetary assets and liabilities, which are re-measured at the historical rates of exchange prevailing when acquired. Income and expense items are re-measured at average rates of exchange prevailing during the year. Foreign currency exchange gains or losses from re-measurement are included in pre-tax income in the accompanying consolidated statements of income. For the year ended December 31, 2013, the Company recognized a net loss on foreign currency transactions of $696,000 comprised of a net loss of $293,000 on re-measurement offset by a net gain of $128,000 on transactions and a net loss on changes in the fair value of derivative

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 1. Nature of Organization and Summary of Significant Accounting Policies (Continued)

instruments of $531,000. For the year ended December 31, 2012, the Company recognized a net gain on foreign currency transactions of $100,000 comprised of a net loss of $145,000 on re-measurement offset by a net gain of $116,000 on transactions and a net gain on changes in the fair value of derivative instruments of $129,000.

Cash and Cash Equivalents

          Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have a maturity of ninety days or less when purchased. At times, cash and cash equivalents may exceed federally insured amounts. The Company believes it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions. At December 31, 2013, the Company also had cash and cash equivalents in India totaling $609,000, which was uninsured.

Accounts Receivable and Concentrations of Credit Risk

          In the normal course of business, the Company extends unsecured credit to its customers and maintains an allowance for doubtful accounts when considered necessary. Accounts receivable are generally due under normal trade terms requiring payment within 30 days from the invoice date. The Company generally does not charge interest on past due accounts receivable. During the years ended December 31, 2013 and 2012, approximately 25% and 28% of revenue was associated with three customers, respectively. The related customers also accounted for approximately 26% and 16% of accounts receivable at December 31, 2013 and 2012, respectively.

Allowance for Doubtful Accounts

          The Company records an allowance for doubtful accounts related to accounts receivable for estimated losses resulting from an uncertainty of the Company's customers to make payments on invoiced amounts. The Company takes into consideration historical loss experience and specifically identified customer risks. If actual collections of customer receivables differ from the Company's estimates, additional allowances may be required. The allowance for doubtful accounts was $0 at December 31, 2013 and 2012.

Investments

          Investments, which are purchased on behalf of the Company's nonqualified profit sharing incentive compensation plan (see Note 3), generally consist of money market securities, fixed income securities and equity and other securities, which have been classified as available-for-sale securities. The fixed income securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity. Available-for-sale securities are reported at fair values (based primarily on quoted prices and market observable inputs) using the specific identification method, with the unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses, declines in value considered to be other than temporary, and interest and dividends on available-for-sale securities are recorded in the statement of operations.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 1. Nature of Organization and Summary of Significant Accounting Policies (Continued)

Property and Equipment

          Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives by asset class as follows: computer software and equipment, three years; office equipment, seven years; and leasehold improvements, the lesser of useful lives or the lease term.

Impairment of Long-Lived Assets

          In accordance with Accounting Standards Codification (ASC) 360, Impairment or Disposal of Long-Lived Assets, the Company's long-lived assets, such as property and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has concluded that no impairment of its long-lived assets was indicated during the years ended December 31, 2013 and 2012.

Goodwill

          In accordance with ASC 350, Goodwill and Other Intangible Assets, the Company does not amortize goodwill. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate the goodwill might be impaired. Such conditions may include an economic downturn or a change in the assessment of future operations. Such impairment tests for goodwill include comparing the fair value of the appropriate reporting unit with its carrying value. The Company recognizes an impairment charge if the asset's carrying value exceeds its fair value. The Company completes its annual impairment analysis as of October 31. Based upon the results of this analysis, there was no goodwill impairment loss in 2013. In 2012, the Company recognized a goodwill impairment loss of $8,962,597 related to CRS as a result of termination notification from a significant customer.

Intangible Assets

          The Company's intangible assets with definite lives are customer relationships, developed technology, trademarks and employment contracts. Intangible assets are stated at fair value less accumulated amortization. These assets are amortized over their estimated lives ranging from one to ten years.

Income Taxes

          In preparing the Company's consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which the Company operates. The Company's provision for income taxes is determined using the asset and liability approach for accounting for income taxes. A current liability is recognized for the estimated taxes payable for the current year. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 1. Nature of Organization and Summary of Significant Accounting Policies (Continued)

liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense is comprised of the current tax expense for the period and the change in deferred income tax assets and liabilities during the period.

          Income tax reserves are based on a determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax position are recorded as a component of the income tax provision.

Revenue Recognition

          Fees associated with ICMS are generally calculated (i) as a percentage of the difference between the claim payment amount as initially determined by the customer and the ultimate claim payment amount made by the customer using ICMS or (ii) a flat monthly fee, which is derived from anticipated savings to be generated. Such fees are recognized as revenue when the services are performed and collection is reasonably assured based upon written agreement.

          Revenues related to BPO services are billed on either a time and materials or transactional basis and are recognized as the services are performed. Amounts billable for consultation, transition or set-up activities are deferred and recognized as revenue evenly over the period services are provided.

          Revenues associated with IT services are generally billed on a time and materials basis and are recognized as the services are performed. Revenues from fixed-price IT service contracts are recognized on a proportional performance method.

          Revenues associated with clinical process optimization are billed on either a time and materials or transactional basis and are recognized as the services are performed. Amounts billable for consultation, transition or set-up activities are deferred and recognized as revenue evenly over the period services are provided.

          Revenues from software products include software licensing fees, software subscription fees, software support and maintenance fees and professional services fees. The Company's revenue recognition policies for these contracts are in accordance with U.S. GAAP, principally ASC 985-605, Software Revenue Recognition, and contributed less than 1% of revenue in 2013 and 2012.

          Revenue from Network Optimization's administrative revenues is generally calculated as a percentage of the delivered savings, achieved by the self-funded clients of the related customer. Such fees are recognized as revenue when the customer realizes the savings and adjudicates the claim.

          Fees associated with ICRS are generally calculated as a percentage of the difference between the claim payment amount as initially determined by the customer and the ultimate claim payment amount realized by the customer. Such fees are recognized as revenue when the customer accepts and approves the amount of the Company's fees and collection is reasonably assured based upon written agreement.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 1. Nature of Organization and Summary of Significant Accounting Policies (Continued)

Accounts Payable and Accrued Expenses

          The accounts payable and accrued expenses line item in the accompanying consolidated balance sheets is comprised of the amounts below:

December 31	2013	2012

Accounts payable	$3,427,037	$2,311,758
Deferred rent	1,853,277	2,046,582
Current tax reserves	1,406,511	213,320
Accrued incentive compensation	6,967,499	2,766,204
Accrued profit sharing expense	1,084,632	780,629
Other accrued expenses	2,026,009	2,426,511

Total Accounts payable and accrued expenses	$16,764,965	$10,545,004

Accrued Billing Adjustments

          Accrued billing adjustments, which include contract reserves and deferred revenue, relate to reductions in the economic value previously received by the Company's customers with respect to claims identified by the Company for which the Company has previously recognized fee revenue. Such accrued billing adjustments are recognized by offsets to future amounts billed to the Company's customers. The Company records a general reserve for estimated future billing adjustments based on historical data (deferred revenue). As of December 31, 2013 and 2012, deferred revenue totaled $7,360,888 and $5,309,030, respectively. The Company also calculates client-specific adjustments (contract reserves), which totaled $5,117,426 and $2,300,475 as of December 31, 2013 and 2012, respectively.

Advertising Costs

          Advertising costs are expensed as incurred. Advertising expense was insignificant for the years ended December 31, 2013 and 2012.

Derivative Instruments

          During 2013 and 2012, the Company maintained interest rate cap agreements in order to manage its risk relating to fluctuations in floating interest rate debt. The Company does not utilize derivatives for speculative purposes. Interest rate cap agreements are reflected as either prepaid expenses and other current assets or other long-term assets in the accompanying consolidated balance sheets. Changes in the fair value of the interest rate cap agreements are reflected in interest expense in the accompanying consolidated statements of income.

          During 2013 and 2012, the Company entered into a series of foreign exchange forward contracts in order to manage its risk from the effects of foreign exchange rate fluctuations on future operating expenses. Foreign exchange forward contracts are recorded in the consolidated balance sheets as either assets or liabilities measured at fair value, and changes in the fair value of the derivative instruments are reflected in other income/(expense) in the accompanying consolidated statements of income.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 1. Nature of Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

          In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

          Certain prior year balances have been reclassified to conform to the current year presentation.

Contingent Consideration Payable

          Contingent considerations payable were part of the agreements in connection with the iSpace Acquisitions and CMI Acquisition. The Company estimated the fair value of these payables as of the purchase dates of each acquisition. ASC 805, Business Combinations, requires that these estimates be re-measured to fair value at each reporting date until the contingencies are resolved. These interim changes in estimated fair value, along with any differences in the final settlement, are recognized as a component of operating expenses. The purchase date fair value of the iSpace Acquisitions and CMI Acquisition contingent considerations were $6,920,000 and $2,268,058, respectively. During 2013 and 2012, the Company made payments against contingent consideration related to the iSpace Acquisitions totaling $1,606,740 and $777,393, respectively. In addition, there was a change in the estimated value of the contingent consideration related to the iSpace Acquisitions and, therefore, the Company recognized gains of $656,854 and $2,852,607 in the accompanying statements of income in 2013 and 2012, respectively. During 2013 and 2012, the Company made payments against contingent consideration related to the CMI Acquisition totaling $1,530,568 and $750,000, respectively. In addition, there was a change in the estimated value of the contingent consideration related to the CMI Acquisition and, therefore, the Company recognized a loss of $12,510 in the accompanying statements of income in 2013.

Fair Value

          The Company's financial instruments include cash and cash equivalents, accounts receivable, investments, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short maturity of these instruments. The recorded value of long-term debt approximates fair value since the interest rate adjusts periodically based on market rates. The Company uses a three-tier fair value hierarchy to prioritize the inputs used in measuring the fair value of its financial assets and liabilities.

          These tiers include:

  •
  Level 1: Quoted market prices in active markets for identical assets or liabilities.

  •
  Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

  •
  Level 3: Unobservable inputs that are not corroborated by market data.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 1. Nature of Organization and Summary of Significant Accounting Policies (Continued)

          The Company also considers additional information in estimating fair value when the volume and level of activity for the asset or liability has significantly decreased, or circumstances indicate a transaction is not suitable for fair value measurement.

          The following table summarizes the Company's financial instruments measured at fair value within the consolidated balance sheets:

December 31, 2013	Level 1	Level 2	Level 3

Assets:
Investments	$772,742	$—	$—
Liabilities:
Foreign exchange forward contracts	—	481,807	—
Contingent consideration payable	—	—	1,026,406

Total fair value	$772,742	$481,807	$1,026,406

December 31, 2012	Level 1	Level 2	Level 3

Assets:
Investments	$597,231	$—	$—
Liabilities:
Foreign exchange forward contracts	—	49,013	—
Contingent consideration payable	—	—	4,808,058

Total fair value	$597,231	$49,013	$4,808,058

          The investments are classified as available-for-sale and carried at fair value in the accompanying consolidated balance sheets. The Company's investments at December 31, 2013 and 2012 consisted of money market securities valued using quoted market prices for identical assets in active markets.

          The interest rate cap and foreign exchange forward contracts at December 31, 2013 are measured using widely accepted valuation techniques including a discounted cash flow analysis on the expected cash flows. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rates and foreign exchange curves and implied volatilities. The fair value of the interest rate cap and foreign exchange forward contracts is determined using the market standard methodology of discounting the future expected variable cash receipts that would occur if variable interest and foreign exchange rates rose above the strike rate of the cap or the forward foreign exchange rate. The variable cash receipts are based on an expectation of future interest and foreign exchange rates (forward curves) derived from observable market interest rates and foreign exchange rate curves.

Recently Issued Accounting Pronouncements

          In January 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2014-02, Topic 350 — Intangibles — Goodwill and Other ("ASU 2014-02"). Entities within the scope of the amendments will have the option to amortize goodwill on a straight-line basis over a maximum of 10 years. An entity that elects this accounting

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 1. Nature of Organization and Summary of Significant Accounting Policies (Continued)

alternative is further required to make an accounting policy election to test goodwill for impairment either at the entity or the reporting unit level. Goodwill should be tested for impairment when a triggering event occurs that indicates that the fair value of the entity (or a reporting unit) may be below its carrying value. The entity will then have the option to first assess qualitative factors to determine whether the quantitative impairment test is necessary. Management is currently evaluating this ASU.

          In February 2013, the FASB issued ASU No. 2013-02, Topic 350 — Comprehensive Income ("ASU 2013-02"), which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. ASU 2013-02 was effective for reporting periods beginning after December 15, 2012. The Company adopted these provisions in 2013. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements since the Company has only immaterial other comprehensive income amounts.

          In July 2012, the FASB issued ASU No. 2012-02, Topic 350 — Intangibles — Goodwill and Other ("ASU 2012-02"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. An entity would not be required to determine the fair value of the indefinite-lived intangible unless the entity determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than the carrying value. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption was permitted. The Company adopted these provisions in 2013. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

Note 2. Acquisitions

          In July 2013, the Company acquired a 32% interest in FOCoS Innovations Corp (FOCoS) for $490,000 and accounted for the investment under the equity method. FOCoS is a leading provider of enterprise technology solutions and services for Medicaid waiver programs including self-directed programs. FOCoS is a separate and distinct legal entity from the Company and its subsidiaries and has separate assets, liabilities and operations. The Company has included its proportionate share of FOCoS's loss from operations in the consolidated statements of income in Other income/(expense). As of December 31, 2013, the carrying value of the equity method investment was $60,175 and is included in Other long-term assets on the consolidated balance sheets.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 2. Acquisitions (Continued)

CMI Acquisition

          On July 1, 2012, the Company's wholly-owned subsidiary, iHT Clinical Services, LLC, acquired the stock of Care Management International, Inc. and its wholly-owned subsidiaries, Care Management International and Care Management International Private Limited, (collectively the CMI Acquisition). The CMI Acquisition provides clinical outsourcing services, including medication therapy management (MTM), utilization management (UM) and medical policy research. The acquisition was made to allow the Company to expand into new and existing markets with services and solutions that were not previously offered by the Company. The source of the funds necessary to consummate the purchase agreement was available cash.

          The CMI Acquisition was accounted for under the purchase method of accounting. The aggregate consideration was $14,368,392, consisting of cash paid at closing of $8,250,334, $850,000 payable within 24 months subject to certain working capital adjustments and indemnification provisions, 30,000 shares of Series D Preferred Stock of the Company with a purchase date fair value of $3,000,000 determined using the probability-weighted returns on the Series D Preferred Stock and contingent consideration payments with a purchase date fair value of $2,268,058.

          The Company allocated the purchase price between goodwill, developed technology, customer relationships, employment contracts, trademarks, and net identifiable assets. The Company has included the results of the operations for the CMI Acquisition in the Company's financial statements from July 1, 2012 forward.

          The following is a detailed list of the fair value of identifiable assets acquired and liabilities assumed in the CMI Acquisition:

Cash	$151,665
Accounts receivable	613,322
Prepaid expenses	34,403
Deferred income taxes	1,124,390
Property and equipment	277,245
Other asset	49,474

Total identifiable assets	2,250,499
Accounts payable and accrued expenses	167,127
Accrued compensation	94,894
Income taxes payable	44,602

Total identifiable liabilities	306,623

Net identifiable assets	$1,943,876

          Goodwill of $9.6 million was recorded for the CMI Acquisition. This consisted primarily of the synergies and economies of scale expected from combining the operations of the CMI Acquisition with the Company and the value of the assembled workforces of the CMI Acquisition. The Company has initially allocated the purchase price between goodwill, customer relationships, employment contracts, trademarks, and net identifiable assets.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 2. Acquisitions (Continued)

          As of December 31, 2012, the purchase price was allocated as follows:

Net identifiable assets	$1,943,876
Developed technology	520,000
Customer relationships	1,900,000
Employment contracts	260,000
Trademarks	160,000
Goodwill	9,584,516

Total purchase price	$14,368,392

          The definite lived intangible assets, principally customer relationships and developed technology, are being amortized over their expected useful lives, ranging from five to ten years.

iSpace Acquisitions

          On October 7, 2011, the Company's wholly-owned subsidiary, iHT Global Services, LLC, acquired certain assets of iSpace Global, Inc.; contemporaneously, the Company's wholly-owned subsidiary, iHT Global (Mauritius) Limited, acquired the stock of iSpace Global Services (India) Private Limited and iSpace Global Solutions Private Limited. The iSpace Acquisitions provide business process outsourcing services (BPO), information technology services (IT) and licensing of its software products which include compliance reporting assistance, mobile applications and compliance analytics. The acquisition was made to support the core operations of the Company as well as to allow the Company to expand into new and existing markets with services and solutions that were not previously offered by the Company. The source of the funds necessary to consummate the purchase agreement was available cash.

          The iSpace Acquisitions were accounted for under the purchase method of accounting. The aggregate consideration was $27,025,363, consisting of cash paid at closing of $15,505,363, $1,000,000 payable 90 days after closing subject to certain working capital adjustments (the Escrowed Payment), 36,000 shares of Series D Preferred Stock of the Company with a purchase date fair value of $3,600,000 and contingent consideration payments with a purchase price fair value of $6,920,000. At December 31, 2011, the Escrowed Payment was included in accounts payable and accrued expenses in the accompanying consolidated balance sheets and was paid in March 2012 in conjunction with the working capital adjustment.

          The Company allocated the purchase price between goodwill, developed technology, customer relationships, employment contracts, trademarks, and net identifiable assets. The Company's financial statements include the full iSpace acquisitions results of operations for the years ended December 31, 2013 and 2012.

Inpatient Claims Review Services

          On October 15, 2008, the Company's wholly-owned subsidiary, ICRS, acquired certain net assets of Premium Healthcare Services, Inc. ICRS engages in the business of inpatient audit services. The acquisition was made to allow the Company to expand into new markets with services that were not previously offered by the Company. The source of the funds necessary to consummate the purchase agreement was available cash.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 2. Acquisitions (Continued)

          The acquisition was accounted for under the purchase method of accounting and any contingent consideration payments have been recorded in accordance with the accounting literature in place as the time of the acquisition. As such, any contingent purchase consideration paid has been recorded at the fair value of the consideration issued or issuable as a cost of the acquisition when the contingency was resolved and the additional consideration was distributed and has been recorded as an increase to goodwill. During 2012, the Company paid contingent purchase consideration in cash of $500,000. The total carrying value of goodwill for this reporting unit for the years ended December 31, 2013 and 2012 was $1,080,738.

Note 3. Investments

          The following table summarizes, by major security type, the fair value of investments:

	December 31, 2013				December 31, 2012

	Fair Value	Cost	Unrealized Gain	Unrealized (Loss)	Fair Value	Cost	Unrealized Gain	Unrealized (Loss)

Money market securities	$772,742	$771,506	$1,236	$—	$597,231	$595,842	$1,389	$—

          Realized gains on available-for-sale securities totaled $2,610 and $3,344 for the years ended December 31, 2013 and 2012, respectively. Unrealized gains on the available-for-sale securities totaled $1,236 and $1,389 at December 31, 2013 and 2012, respectively.

Note 4. Property and Equipment

          Property and equipment consisted of the following:

December 31	2013	2012

Computer equipment	$11,090,078	$9,965,667
Computer software	6,710,389	5,358,991
Office equipment	2,095,226	1,923,733
Leasehold improvements	1,249,604	769,734

	21,145,297	18,018,125
Less-Accumulated depreciation and amortization	(14,516,968)	(11,358,186)

	$6,628,329	$6,659,939

          Depreciation expense totaled $3,454,346 and $3,524,630 for the years ended December 31, 2013 and 2012, respectively.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 5. Goodwill and Intangible Assets

          The Company's intangible assets with an indefinite life consist only of goodwill. The changes in the carrying amount of goodwill are as follows:

Amount

Balance as of December 31, 2011	$230,076,460
Contingent purchase consideration	500,000
Goodwill impairment loss	(8,962,597)
Business acquisitions	9,584,516

Balance as of December 31, 2012	231,198,379
Contingent purchase consideration	—
Goodwill impairment loss	—
Business acquisitions	—

Balance as of December 31, 2013	$231,198,379

          Intangible assets with definite lives consisted of the following:

	Weighted-Average Remaining Amortization Period (Years)	December 31, 2013	December 31, 2012

Customer relationships	3.1	$50,899,180	$50,899,180
Developed technology	0.1	62,106,680	62,106,680
Employment contracts	0.2	6,328,610	6,328,610
Trademark	0.9	620,000	620,000

		119,954,470	119,954,470
Less-Accumulated amortization		(103,000,502)	(97,288,587)

		$16,953,968	$22,665,883

          Customer relationships are being amortized over their estimated useful life of ten years. Developed technology, employment contracts, and the trademark are being amortized over their estimated useful lives, ranging from one to five years. Amortization expense totaled $5,711,915 and $5,839,921 for the years ended December 31, 2013 and 2012, respectively.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 5. Goodwill and Intangible Assets (Continued)

          Future amortization expense for intangible assets as of December 31, 2013, is expected to be as follows:

For the years ending December 31:	Amount

2014	$5,424,918
2015	5,379,918
2016	2,870,632
2017	926,000
2018	692,000
Thereafter	1,660,500

Total	$16,953,968

Note 6. Long-term Debt

          In October 2011, the Company entered into a term loan and revolving credit agreement (collectively the 2011 Refinance) with a syndicate of lenders. The term loan of $120,000,000 is payable in quarterly principal installments plus accrued interest through the maturity date of October 6, 2016. The revolving credit facility, which expires on October 6, 2016, allows the Company to borrow up to $85,000,000. The Company has the option per the terms of the agreement to convert between the bank prime rate and LIBOR plus specified basis points as defined in the agreement and determined at the time of conversion. As of December 31, 2013, the term loan and revolving credit agreement bears interest at 3.3% and 3.2%, respectively. As of December 31, 2013, borrowing against the revolving credit agreement totaled $10,000,000.

          The Company capitalized $2,684,660 of loan closing costs related to the 2011 Refinance. The loan closing costs are being amortized over the respective terms of the credit agreement and are reported net of accumulated amortization.

          Proceeds from the 2011 Refinance were used to repay $168,437,500 outstanding under the previous credit agreement (December 2010 Refinance). In conjunction with the extinguishment of debt, the Company deferred $942,242 of unamortized loan closing costs which are being amortized over the term of the 2011 Refinance.

          The Company is required to adhere to various covenants under the term loan agreement. At December 31, 2013, the Company was in compliance with all debt covenants.

          The term loan and revolving credit agreement are secured by (i) substantially all of the assets of the Company and of each of the Company's subsidiaries, (ii) a pledge by the Company and its subsidiaries of all of their respective membership interests in the subsidiaries of the Company, and (iii) a guaranty by each subsidiary of the Company.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 6. Long-term Debt (Continued)

          Long-term debt consisted of the following:

December 31	2013	2012

Term loan	$102,000,000	$111,750,000
Revolving line of credit	10,000,000	39,000,000

	112,000,000	150,750,000
Less-Current portion	(12,000,000)	(9,750,000)

Long-term debt	$100,000,000	$141,000,000

          Aggregate maturities of debt were:

For the years ending December 31:	Amount

2014	$12,000,000
2015	12,000,000
2016	88,000,000

Total	$112,000,000

Note 7. Derivative Instruments

          The Company is exposed to fluctuations in interest rates on its term loan and revolving credit agreement. In 2013 and 2012, the Company maintained interest rate derivatives with the objective to cap its exposure to interest rate increases on a portion of the term loan and revolving credit facility that result from fluctuations in the three-month LIBOR rate. The interest rate caps limited the Company's interest exposure on notional values of $13,125,000 to the lesser of the three-month LIBOR or rates ranging from 1.8% to 3.5%. The terms of the caps extended through December 31, 2013. The interest rate caps do not qualify for hedge accounting under ASC 815, Derivatives and Hedging. The fair value of the caps as of December 31, 2013 and 2012 was $0. The changes in fair value of the interest rate caps for the years ended December 31, 2013 and 2012 resulted in losses of $0 and $37,049, respectively, and are included in interest expense in the accompanying consolidated statements of income.

Note 8. Stockholders' Equity

          As of December 31, 2013 the Company had 4,001,356,500 of authorized shares of capital stock, divided into two classes as follows:

	Preferred Stock

	Series A	Series B	Series D	Common Stock

Par value	$0.001	$0.001	$0.001	$0.001
Authorized shares	613,390	643,110	100,000	4,000,000,000
Issued and outstanding shares	612,142	643,103	66,000	1,290,946,411

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 8. Stockholders' Equity (Continued)

Preferred Stock

          The shares of Series D Preferred Stock have substantially the same rights as the shares of Series B Preferred Stock, except that (i) the conversion ratio for Series D Preferred Stock is different, as described below, (ii) for a certain period of time the redemption of Series D Preferred Stock requires the approval of the holders of at least 50% of the then outstanding shares of Series B Preferred Stock as described below, (iii) for a certain period of time Series B Preferred Stock is senior in payment to Series D Preferred Stock upon liquidation, as described below, and (iv) the per share amount to be paid to holders of Series D Preferred Stock upon conversion of shares of Series D Preferred Stock and/or upon liquidation is different than the per share amount to be paid to holders of Series B Preferred Stock upon conversion of shares of Series B Preferred Stock and/or upon liquidation, as described below.

          The shares of Series B Preferred Stock have substantially the same rights as the shares of Series A Preferred Stock, except that (i) the redemption of Series B Preferred Stock requires the approval of the holders of at least 50% of the then outstanding shares of Series A Preferred Stock as described below, and (ii) Series A Preferred Stock is senior in payment to Series B Preferred Stock upon liquidation, as described below.

          The Preferred Stock has the following rights and preferences, among others:

Voting

          Each holder of Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock is entitled to cast that number of votes per share of Series A Preferred Stock, Series B Preferred Stock or Series D Preferred Stock equal to the number of votes per share a holder of the shares of Common Stock into which such Series A Preferred Stock, Series B Preferred Stock or Series D Preferred Stock is convertible is entitled to cast.

Conversion

          Each share of Series A and Series B Preferred Stock is convertible at the option of the stockholder into 1,000 shares of Common Stock (subject to certain adjustments) (the "Series A and B Conversion Ratio"). Each share of Series D Preferred Stock is convertible at the option of the stockholder into 365 shares of Common Stock (subject to certain adjustments) (the "Series D Conversion Ratio"). Furthermore, upon the completion of an IPO, (i) each share of Series A and Series B Preferred Stock automatically converts into the right to receive $100 per share of Preferred Stock, plus accrued dividends (subject to certain adjustments) (the "Preferred Amount Per Share") and a number of shares of Common Stock equal to the then effective Series A and B Conversion Ratio immediately prior to the consummation of the IPO, and (ii) each share of Series D Preferred Stock shall be automatically converted into the right to receive the Preferred Amount Per Share and a number of shares of Common Stock equal to (x) the then effective Series D Conversion Ratio immediately prior to the consummation of the IPO, less (y) the number of shares of Common Stock whose fair market value (as determined by the Company's Board of Directors) immediately prior to the consummation of the IPO equals the Preferred Amount Per Share. If the number of shares of Common Stock described in item (y) of the preceding sentence is greater than the then effective Series D Conversion Ratio described in item (x) of the preceding sentence, then there shall be no

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 8. Stockholders' Equity (Continued)

right to receive, and the Company shall not issue, any shares of Common Stock with respect to Series D Preferred Stock in connection with such IPO.

Dividends

          Except in connection with liquidating distributions, described below, the shares of Preferred Stock participate on an as-converted basis with the shares of Common Stock with respect to the receipt of dividends and distributions, but would not otherwise have any preferential rights to receive dividends or distributions. Except in connection with liquidating distributions, described below, the Company is required to obtain the approval of the holders of at least 50% of the then outstanding shares of Series A Preferred Stock before declaring or paying any dividends or making any distributions on any shares of Series B Preferred Stock, Series D Preferred Stock or Common Stock. Except in connection with liquidating distributions, described below, the Company is required to obtain the approval of the holders of at least 50% of the then outstanding shares of Series B Preferred Stock before declaring or paying any dividends or making any distributions on any shares of Series A Preferred Stock, Series D Preferred Stock or Common Stock.

Redemption

          At its option (subject to the restrictions described below), the Company may redeem (i) any or all of the outstanding shares of Series A Preferred Stock in exchange for (a) the payment of the Preferred Amount Per Share with respect to each share being redeemed and (b) the issuance of a number of shares of Common Stock equal to the then effective Series A and B Conversion Ratio, with respect to each share being redeemed; (ii) any or all of the outstanding shares of Series B Preferred Stock in exchange for (a) the payment of the Preferred Amount Per Share with respect to each share being redeemed and (b) the issuance of a number of shares of Common Stock equal to the then effective Series A and B Conversion Ratio, with respect to each share being redeemed; and/or (iii) any or all of the outstanding shares of Series D Preferred Stock in exchange for (a) the payment of the Preferred Amount Per Share with respect to each share being redeemed and (b) the issuance of a number of shares of Common Stock equal to the then effective Series D Conversion Ratio, with respect to each share being redeemed. The redemption of shares of Series B Preferred Stock and Series D Preferred Stock requires the approval of the holders of at least 50% of the then outstanding shares of Series A Preferred Stock. Furthermore, prior to October 1, 2014, the redemption of shares of Series D Preferred Stock also requires the approval of the holders of at least 50% of the then outstanding shares of Series B Preferred Stock.

Liquidation Preferences

          Upon the Company's sale pursuant to a Sale Transaction (as defined in the Articles), dissolution, liquidation or winding up (collectively, a "Liquidation"): (i) the holders of shares of Series A Preferred Stock would be entitled to receive, before any payment is made on any Series B Preferred Stock, Series D Preferred Stock or Common Stock, an amount equal to the Preferred Amount Per Share with respect to each such share; (ii) thereafter, the holders of shares of Series B Preferred Stock would be entitled to receive, before any payment is made on any Series D Preferred Stock or Common Stock, an amount equal to the Preferred Amount Per Share with respect to each such share; (iii) thereafter, the holders of shares of Series D Preferred Stock would be entitled to receive, before any payment is made on any Common Stock, an amount equal to the

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 8. Stockholders' Equity (Continued)

Preferred Amount Per Share with respect to each such share (however, if the Liquidation occurs on or after October 1, 2014, then notwithstanding (ii) and the rest of (iii) above, the holders of shares of Series B Preferred Stock and the holders of Series D Preferred Stock would be entitled to receive, on a pari passu basis, before any payment is made on any Common Stock, an amount equal to the Preferred Amount Per Share with respect to each such share); and (iv) thereafter, the holders of Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and Common Stock will be entitled to share the assets, if any, of the Company that remain available for distribution after the payment in full of the Preferred Amount Per Share with respect to each outstanding share of Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock (the "Residual Amount"), with (1) the holders of shares of Series A Preferred Stock being entitled to receive the Series A Residual Amount, (2) the holders of shares of Series B Preferred Stock being entitled to receive the Series B Residual Amount, (3) the holders of shares of Series D Preferred Stock being entitled to receive the Series D Residual Amount, and (4) the holders of shares of Common Stock being entitled to receive the Common Stock Residual Amount. Notwithstanding the above, if a Liquidation follows an optional redemption by the Company in which all of the then outstanding shares of Series D Preferred Stock were redeemed, then (i) the collective portion of the Common Stock Residual Amount otherwise to be distributed with respect to all of the shares of Common Stock that were issued to the holders of Series D Preferred Stock in all such optional redemption transactions will be reduced (but not below $0) by the amount of all payments of the Preferred Amount Per Share with respect to shares of Series D Preferred Stock that were redeemed under all such optional redemptions at any time prior to such Liquidation (the "Reduction Amount"); and (ii) the Reduction Amount will be distributed on a pro rata basis to the recipients of the Series A Residual Amount, the Series B Residual Amount and the Common Stock Residual Amount (other than with respect to all of the shares of Common Stock that were issued to the holders of Series D Preferred Stock in all such optional redemption transactions).

          "Series A Residual Amount" means an amount equal to (x) the Residual Amount, less the Series D Residual Amount, times (y) a fraction equal to (i) the number of shares of Common Stock into which the outstanding shares of Series A Preferred Stock could be converted pursuant to an optional conversion, over (ii) the number of outstanding shares of Common Stock (assuming conversion of all outstanding shares of Preferred Stock pursuant to such optional conversion, and assuming for purposes of this calculation that there are no outstanding shares of Series D Preferred Stock).

          "Series B Residual Amount" means an amount equal to (x) the Residual Amount, less the Series D Residual Amount, times (y) a fraction equal to (i) the number of shares of Common Stock into which the outstanding shares of Series B Preferred Stock could be converted pursuant to an optional conversion, over (ii) the number of outstanding shares of Common Stock (assuming conversion of all outstanding shares of Preferred Stock pursuant to such optional conversion, and assuming for purposes of this calculation that there are no outstanding shares of Series D Preferred Stock).

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 8. Stockholders' Equity (Continued)

          "Series D Residual Amount" means an amount equal to (A)(x) the Residual Amount times (y) a fraction equal to (i) the number of shares of Common Stock into which the outstanding shares of Series D Preferred Stock could be converted pursuant to an optional conversion, over (ii) the number of outstanding shares of Common Stock (assuming conversion of all outstanding shares of Preferred Stock pursuant to such optional conversion), less (B) the amount of all payments of the Preferred Amount Per Share with respect to shares of Series D Preferred Stock that were redeemed pursuant to any optional redemption prior to such Liquidation, and less (C) the amount of the distributions to be made to the holders of the then outstanding shares of Series D Preferred Stock under item (iii) of the first paragraph of "Liquidation Preferences" above.

          "Common Stock Residual Amount" means an amount equal to (x) the Residual Amount, less the Series D Residual Amount, times (y) a fraction equal to (i) the number of outstanding shares of Common Stock over (ii) the number of outstanding shares of Common Stock (assuming conversion of all outstanding shares of Preferred Stock pursuant to such optional conversion, and assuming for purposes of this calculation that there are no outstanding shares of Series D Preferred Stock).

Note 9. Stock Options and Performance Incentive Units

          The Company maintains a Performance Incentive Unit Plan (the PIU plan), a cash-settled liability award. As stated in the PIU Plan, the performance incentive units are exercisable upon a change in control or ownership (referred to as a transaction) and entitles the holder to a contractual right to receive the appreciation in exercise value over the grant date value. Additionally, should the employment of a performance incentive unit holder terminate, the holder will be eligible to receive 50% of the award value as of that date, not to be settled until the transaction occurs. As of December 31, 2013, the Company had 2,144,090 performance incentive units granted and outstanding from the authorized pool of 2,666,667. Of the total performance incentive units outstanding, 1,342,443 of the awards were time vesting which vest over either a three or four year period and expire ten years from the date of issuance. The remaining 801,647 performance incentive units outstanding were performance vesting awards which are contingent upon both the Company achieving certain targets, as well as the employee meeting certain goals and objectives, generally over a two-year period. Similar to the time vesting awards, the performance vesting awards expire ten years from the date of issuance. As of December 31, 2013 and 2012, 1,055,569 and 805,464 time vesting awards and 632,562 and 394,545 performance vesting awards had

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 9. Stock Options and Performance Incentive Units (Continued)

vested, respectively. Shown below is a summary of the awards activity which took place during the years ended December 31, 2013 and 2012:

	Performance Incentive Units	Weighted Average Grant Date Fair value	Weighted Average Contractual Term

Outstanding at December 31, 2011	1,237,852	$5.48	7.3
Exercisable at December 31, 2011	—	—	—
Granted	739,950	6.62	10.0
Exercised or converted	—	—	—
Forfeitures	(152,217)	6.17	—

Outstanding at December 31, 2012	1,825,585	5.89	7.3
Exercisable at December 31, 2012	—	—	—

Granted	489,500	7.16	10.0
Exercised or converted	—	—	—
Forfeitures	(170,995)	6.17	—

Outstanding at December 31, 2013	2,144,090	6.16	7.0
Exercisable at December 31, 2013	—	—	—

Available for grant at December 31, 2013	522,577	—	—

          As of December 31, 2013, the intrinsic value of the performance incentive units was $13,444,000. Additionally, because the performance incentive units are subject to a performance condition and are only exercisable upon a change in control or liquidity event, management must assess as of each reporting period the probable outcome of the performance condition using a more likely than not evaluation to determine whether an accrual for compensation costs should be recorded. If management assesses the performance condition as probable, the cumulative effect of the change will be recognized in the period of change. No compensation expense has been recorded for the performance incentive units for 2013 or 2012.

Note 10. Employee Benefits

          The Company has a contributory 401(k) Plan (the Plan) covering substantially all employees, subject to certain minimum age and service requirements. Plan expense, including matching contributions to the Plan by the Company, totaled $658,037 and $848,154 for the years ended December 31, 2013 and 2012, respectively.

          The Company has a nonqualified profit sharing incentive compensation plan for all eligible employees. Contributions are made within 90 days following the last day of the plan year to a brokerage account in an amount determined at the Company's discretion for employees who have completed 1,000 hours of service and are employed at the time of the contribution. The Company's liability under the plan totaled $1,084,632 and $780,629 at December 31, 2013 and 2012, respectively, which is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. The amount expensed by the Company under this plan totaled $828,492 and $673,320 for the years ended December 31, 2013 and 2012, respectively.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 10. Employee Benefits (Continued)

          Eligible employees of the Company's Indian subsidiaries are covered by the Provident Fund, contributions which are based on a percentage of eligible employees' salaries, and the Payment of Gratuity Act, which provides for benefits to be paid to eligible employees upon termination of employment (collectively the India Plans). During the years ended December 31, 2013 and 2012, the Company made contributions of $369,000 and $395,000, respectively, to cover the estimated benefits which are administered by the Indian government. As of December 31, 2013 and 2012, the Company had an accrued benefit obligation relating to the India Plans of $654,000 and $264,000, respectively.

Note 11. Income Taxes

          The Company has undistributed foreign earnings in the foreign corporations, which it intends to permanently reinvest overseas. The Company has not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates that the Company considers to be reinvested indefinitely. It is not practicable to estimate the amount of U.S. income taxes that would be incurred in the event that the Company was to repatriate the cumulative earnings of non-U.S. affiliates. Deferred taxes will be provided for non-U.S. affiliates when the Company determines that such earnings are no longer indefinitely reinvested.

          Income tax expense consisted of the following:

December 31	2013	2012

Current tax expense:
Federal	$23,636,749	$16,239,665
State	2,409,166	552,050
Foreign	723,537	315,849

	26,769,452	17,107,564

Deferred tax (benefit):
Federal	(2,294,228)	(2,712,958)
State	(120,051)	(88,251)
Foreign	(122,943)	(13,113)

	(2,537,222)	(2,814,322)

Total	$24,232,230	$14,293,242

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 11. Income Taxes (Continued)

          Such amounts differ from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income as a result of the following:

For the years ended December 31	2013	2012

Income tax expense at statutory rate	$23,104,117	$13,765,829
Increase (decrease) in income taxes resulting from:
State tax expense, net of federal benefit	721,647	199,132
Permanent differences	45,173	258,968
Other differences	361,293	69,313

Income tax expense reported	$24,232,230	$14,293,242

          The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. With limited exceptions, the Company is no longer subject to U.S. Federal, state and local tax authority review for years prior to 2010.

          Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities are as follows:

December 31	2013	2012

Deferred tax assets:
Accrued billing adjustments	$4,490,735	$2,714,948
Net operating losses	1,535,308	2,067,766
Deferred rent	636,195	703,655
Accrued expenses	390,341	463,814
Other	925,925	416,445
Less: Valuation Allowance	(399,687)	(506,691)

Total deferred tax assets	7,578,817	5,859,937

Deferred tax liabilities:
Intangibles	(2,997,945)	(3,663,143)
Fixed assets	(844,561)	(1,159,567)
Prepaid expenses	(852,315)	(560,098)
Other	(102,777)	(233,136)

Total deferred tax liabilities	(4,797,598)	(5,615,944)

Net deferred tax liabilities	$2,781,219	$243,993

Net current deferred tax assets	$4,266,625	$2,494,625
Net noncurrent deferred tax liabilities	(1,485,407)	(2,250,632)

Net deferred tax asset (liability)	$2,781,219	$243,993

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 11. Income Taxes (Continued)

          In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projections of future taxable income, taxable income in prior carryback years, tax planning strategies and the reversal of temporary differences in making this assessment. The valuation allowance was $399,687 and $506,691 at December 31, 2013 and 2012, respectively. Substantially all of the valuation allowance as of December 31, 2013 and 2012 related to state net operating losses. The Company has determined there is a more likely than not position that these losses specific to the related state jurisdictions will expire unused. Any subsequent reduction of that portion of the valuation allowance and the recognition of the associated tax benefits will be recorded to our provision for income taxes.

          As a result of the CMI acquisition, the Company has federal and state net operating losses of approximately $1,987,354 and $9,406,630, respectively, as of December 31, 2013. The Federal net operating loss carryforwards begin expiring in 2026 and state net operating loss carryforwards begin expiring in 2013. The above net operating losses reflect a limitation set forth by section 382 of the Internal Revenue Code due to prior ownership changes.

          Under ASC 740, Income Taxes, the Company had unrecognized tax benefits as of December 31, 2013 and 2012 of $1,071,625 and $213,320, respectively, which have been recorded in the accompanying consolidated balance sheets within accounts payable and accrued expenses. The Company does not expect any unrecognized tax benefits to significantly increase or decrease within twelve months subsequent to December 31, 2013. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2011	$126,879
Additions based on tax positions related to the current year	183,453
Reductions for tax positions of prior years	(97,012)

Balance at December 31, 2012	213,320
Additions based on tax positions related to the current year	858,305
Reductions for tax positions of prior years	—

Balance at December 31, 2013	$1,071,625

          The Company recognizes interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. Accrued interest and penalties were $211,296 and $4,271 at December 31, 2013 and 2012, respectively. During the years ended December 31, 2013 and 2012, the Company recognized interest and penalties of $205,455 and $3,420, respectively.

Note 12. Related Parties

          The Company has a Master Services Agreement with iSpace, Inc., an entity that is partially owned by a minority stockholder of the Company. Under the terms of the agreement, iSpace, Inc. pays a fee to the Company for various outsourcing services. Such fees are recorded as revenue in the consolidated statements of income and totaled $1,142,000 and $1,841,000 in 2013 and 2012, respectively.

iHealth Technologies, Inc.

Notes to the Financial Statements (Continued)

Note 12. Related Parties (Continued)

          Additionally, the Company engages iSpace, Inc. for certain professional consulting services which have resulted in fees totaling $1,064,000 and $398,000 in 2013 and 2012, respectively. These expenses are recorded in general and administrative expenses on the consolidated statements of income.

Note 13. Commitments and Contingencies

Leases

          The Company leases certain facilities and equipment under both cancelable and non-cancelable agreements, some of which contain escalation clauses, accounted for as operating leases. Future minimum lease payments for non-cancelable operating leases, net of sublease income, through December 2018 as of December 31, 2013 are as follows:

For the years ending December 31:	Expense	Income	Net

2014	$3,347,911	$307,205	$3,040,706
2015	3,271,027	398,281	2,872,746
2016	2,721,364	409,067	2,312,297
2017	2,522,654	421,324	2,101,330
2018	1,016,163	143,366	872,797

Total			$11,199,876

          Total rent expense was $3,378,196 and $3,005,773 for the years ended December 31, 2013 and 2012, respectively and is recognized in General and administrative under Operating expenses. Sublease income for the years ended December 31, 2013 and 2012 was $16,084 and $0, respectively.

Litigation

          The Company may be involved in various legal proceedings and litigation in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, the Company believes that the outcome of any lawsuit or claim that is pending or threatened or all of them combined will not have a material adverse effect on its financial position or results of operations.

Note 14. Subsequent Events

          The Company has considered subsequent events through March 27, 2014, the date the financial statements were available to be issued, in preparing the financial statements and notes thereto.

                          Shares

Common Stock

Prospectus

Goldman, Sachs & Co.
J.P. Morgan

Barclays
Citigroup
Credit Suisse
Morgan Stanley
RBC Capital Markets
SunTrust Robinson Humphrey

                        , 2016

          Until                           , 2016 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE.

Amount Paid or to be Paid

SEC registration fee	$		*
FINRA filing fee			*
NYSE listing fee			*
Blue sky qualification fees and expenses			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*
To be provided by amendment

Item 14.    Indemnification of Officers and Directors.

          The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

          The Registrant's amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

          Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

          The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

          The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant's directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

          The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years:

  •
  From January 2013 to January 2014, the Registrant granted options to purchase an aggregate of 185,900 shares of common stock at a strike price of $50.03 per share to certain members of management and certain employees pursuant to the 2012 Plan.

  •
  In May 2014, in connection with the Connolly iHealth Merger, the Registrant issued to certain stockholders of iHealth Technologies, Inc. a total of 864,200 shares of common stock in exchange for a pro rate equity interest in iHealth Technologies, Inc.'s common stock.

  •
  In May 2014, in connection with the Connolly iHealth Merger, the Registrant issued to certain stockholders and members of management of the Registrant a total of 4,511,261 shares of common stock in exchange for $80.95 per share.

  •
  In September 2014, the Registrant granted options to purchase an aggregate of 279,500 shares of common stock at a strike price of $80.95 per share to certain members of management and certain employees pursuant to the 2012 Plan.

  •
  In June 2015, the Registrant granted options to purchase an aggregate of 4,030 shares of common stock at a strike price of $80.95 per share to a director pursuant to the 2012 Plan.

  •
  In November 2015, the Registrant granted options to purchase an aggregate of 319,475 shares of common stock at a strike price of $95.96 per share to certain members of management and certain employees pursuant to the 2012 Plan.

  •
  In December 2015, the Registrant granted options to purchase an aggregate of 4,030 shares of common stock at a strike price of $95.96 per share to a director pursuant to the 2012 Plan.

          The shares of common stock in all of the transactions listed above were issued or will be issued in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as the sale of such securities did not or will not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits:

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.
3.1		Form of Amended and Restated Certificate of Incorporation of Cotiviti Holdings, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.
3.2		Form of Amended and Restated Bylaws of Cotiviti Holdings, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.
4.1	*	Form of Certificate of Common Stock.
4.2	*	Form of Amended and Restated Stockholders Agreement, by and among Cotiviti Holdings, Inc. and certain stockholders named therein.
5.1	*	Opinion of Weil, Gotshal & Manges, LLP.
10.1	**
First Lien Credit Agreement, dated May 14, 2014, among Connolly Corporation, the other borrowers party thereto, Connolly Intermediate, Inc., the lenders party thereto, Goldman Sachs Bank USA, as Administrative Agent and Swingline Lender, Royal Bank of Canada, as Issuing Bank, and the Joint Lead Arrangers and Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents Party thereto.
10.2	**	First Lien Loan Guaranty, dated May 14, 2014, among Connolly Intermediate, Inc., the Subsidiary Parties party thereto and Goldman Sachs Bank USA, as Administrative Agent.
10.3	**
Second Lien Credit Agreement, dated May 14, 2014, among Connolly Corporation, the other borrowers party thereto, Connolly Intermediate, Inc., the lenders party thereto, Royal Bank of Canada as Administrative Agent, and the Joint Lead Arrangers and Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents Party thereto.
10.4	**	Second Lien Loan Guaranty, dated May 14, 2014, among Connolly Intermediate, Inc., the Subsidiary Parties party thereto and Royal Bank of Canada, as Administrative Agent.
10.5	**
First Amendment, dated May 27, 2015, to the First Lien Credit Agreement, dated May 14, 2014, among Connolly Corporation, the other borrowers party thereto, Connolly Intermediate, Inc., the Lenders party thereto, Goldman Sachs Bank USA, as Administrative Agent and Swingline Lender, Royal Bank of Canada, as Issuing Bank, and the Joint Lead Arrangers and Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents Party thereto.

Exhibit No.		Description

10.6	**	Second Amendment, dated June 18, 2015, to the First Lien Credit Agreement, dated May 14, 2014, among Connolly Corporation, the other borrowers party thereto, Connolly Intermediate, Inc., the Lenders party thereto, Goldman Sachs Bank USA, as Administrative Agent and Swingline Lender, Royal Bank of Canada, as Issuing Bank, and the Joint Lead Arrangers and Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents Party thereto.
10.7		Form of Director Indemnification Agreement.
10.8	**	Executive Employment Agreement, dated May 15, 2015, by and between John D. Williams and Connolly iHealth Technologies, LLC.
10.9	**	Executive Employment Agreement, dated May 15, 2015, by and between Steve Senneff and Connolly iHealth Technologies, LLC.
10.10	**	Executive Employment Agreement, dated May 15, 2015, by and between David Beaulieu and Connolly iHealth Technologies, LLC.
10.11(a)	**	Cotiviti Holdings, Inc. 2012 Equity Incentive Plan.
10.11(b)	**	Amendment No. 1 to Cotiviti Holdings, Inc. 2012 Equity Incentive Plan.
10.11(c)		Amendment No. 2 to Cotiviti Holdings, Inc. 2012 Equity Incentive Plan.
10.12	**	Form of Stock Option Agreement under Cotiviti Holdings, Inc. 2012 Equity Incentive Plan.
10.13	*	Form of Cotiviti Holdings, Inc. 2016 Equity Incentive Plan.
21.1		List of subsidiaries.
23.1	*	Consent of KPMG LLP.
23.2	*	Consent of Grant Thornton LLP.
23.3	*	Consent of Weil, Gotshal & Manges, LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.

**
Previously filed.
(b)
Financial Statement Schedules

          Schedule I — Condensed Financial Information of Cotiviti Holdings, Inc.

          Schedule II — Valuation and Qualifying Accounts of Cotiviti Holdings, Inc.

Item 17.    Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purposes of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser.

  (a)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (b)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (c)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (d)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on                      , 2016.

COTIVITI HOLDINGS, INC.
By:
	Name:	J. Douglas Williams
	Title:	Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of J. Douglas Williams, Steve Senneff and Jonathan Olefson, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                      , 2016.

Signature	Title

J. Douglas Williams	Chief Executive Officer (Principal Executive Officer)
Steve Senneff	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
David Swift	Chairman and Director
Elizabeth Connolly Alexander	Director

Signature	Title

J. Lawrence Connolly	Director
John Maldonado	Director
Carmine Petrone	Director
Christopher Pike	Director
Douglas Present	Director
James Parisi	Director
Kenneth Goulet	Director

Schedule I

Cotiviti Holdings, Inc.
Condensed Financial Information of Registrant
Parent Company Balance Sheets
(In thousands, except share amounts)

	December 31,
	2015	2014
ASSETS
Non current assets:
Investment in subsidiaries	787,596	773,133

TOTAL ASSETS	$787,596	$773,133

LIABILITIES AND STOCKHOLDERS' EQUITY
Total liabilities	$—	$—

Stockholders' equity:
Common stock ($0.001 par value; 20,000,000 and 20,000,000 shares authorized, 12,661,917 and 12,657,717 issued, and 12,660,704 and 12,656,504 outstanding at December 31, 2015 and 2014, respectively)	13	13
Additional paid-in capital	807,483	803,874
Accumulated deficit	(14,935)	(28,798)
Accumulated other comprehensive loss	(4,867)	(1,858)
Treasury stock, at cost (1,213 shares at December 31, 2015 and 2014)	(98)	(98)

Total stockholders' equity	787,596	773,133

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$787,596	$773,133

Schedule I

Cotiviti Holdings, Inc.
Condensed Financial Information
Parent Company Statements of Comprehensive Income (Loss)
(In thousands)

	Years ended December 31,
	2015	2014
Equity in income (loss) of subsidiaries	$13,863	$(25,825)

Net income (loss)	13,863	(25,825)

Equity in other comprehensive loss of subsidiaries	(3,009)	(1,916)

Total comprehensive income (loss)	$10,854	$(27,741)

Schedule I

Cotiviti Holdings, Inc.
Schedule I—Condensed Financial Information of Registrant
Parent Company Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2015	2014
Cash flows from operating activities:
Net income (loss)	$13,863	$(25,825)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income (loss) of subsidiaries	(13,863)	25,825

Net cash provided by operating activities	—	—
Cash flows from investing activities:
Investment in subsidiaries	(210)	(365,201)
Net cash used in investing activities	(210)	(365,201)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	365,187
Proceeds from exercise of stock options	210	32
Purchase of treasury shares	—	(18)

Net cash provided by financing activities	210	365,201

Net increase in cash and cash equivalents	—	—

Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of the period	$—	$—

Supplemental disclosures of cash flow information:
Noncash operating activities (stock-based compensation)	$3,399	$2,492

Noncash financing activities (noncash capital contribution)	—	69,957

Noncash financing activities (noncash acquisition of treasury stock)	—	(98)

Cotiviti Holdings, Inc.
Schedule I—Condensed Financial Information of Registrant
Notes to Parent Company Financial Statements
(In thousands, except share amounts)

Note 1. Basis of Presentation

          Cotiviti Holdings, Inc. (collectively with its subsidiaries, "we," "our," or "the Company") is incorporated in the state of Delaware and has adopted a holding company structure. With effect from September 2015, the name of our Company was changed from Connolly Superholdings, Inc. to Cotiviti Holdings, Inc. Our primary domestic operations are performed through Cotiviti, LLC; Cotiviti Services, LLC; and Cotiviti USA, LLC, all are our wholly-owned operating subsidiaries. We have international operations in Canada, the United Kingdom, and India.

          Pursuant to the terms of the May 2014 Credit Agreements discussed in Note 9 of the Notes to the Cotiviti Holdings, Inc. Consolidated Financial Statements, Cotiviti Corporation and certain of its subsidiaries have restrictions on their ability to, among other things, incur additional indebtedness, pay dividends or make certain intercompany loans and advances. As a result of these restrictions, these parent company financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company's subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the Company's consolidated net assets as of December 31, 2015. The Company is a holding company without any operations of its own. These condensed financial statements have been prepared on a "parent-only" basis. Under a parent-only presentation, the Parent Company's investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accompanying condensed financial information should be read in conjunction with the Cotiviti Holdings, Inc. Consolidated Financial Statements and related Notes thereto.

Note 2. Stockholders' Equity

          In connection with the Connolly iHealth Merger, we issued 4,511,261 shares of common stock resulting in net cash proceeds of $365,187. We also issued 864,200 shares of common stock to certain former shareholders of iHealth Technologies, Inc. with a total fair value of $69,957 as part of the consideration for the Connolly iHealth Merger. Refer to the Cotiviti Holdings, Inc. Consolidated Financial Statements and related Notes thereto for further discussion of these transactions.

          We received proceeds from the exercise of stock options of $210 and $32 for the years ended December 31, 2015 and 2014, respectively. During 2014, we purchased 1,213 treasury shares for $18 in cash and $98 in our common stock to settle a cashless employee stock option exercise. All proceeds from the issuance of common stock were invested in the Company's subsidiaries.

Cotiviti Holdings, Inc.
Schedule II—Valuation and Qualifying Accounts
(in thousands)

		Additions

Description	Balance at Beginning of Period	Charged to Operating Expenses	Business Combination(1)	Provision Charged Against Revenue	Deductions(2)	Balance at End of Period

Year Ended December 31, 2015
Allowance and estimated liability for refunds and appeals(3)	$98,157	$—	$—	$67,702	$(64,678)	$101,181
Allowance for doubtful accounts	655	804	—	—	(406)	1,053
Year Ended December 31, 2014
Allowance and estimated liability for refunds and appeals(3)	$53,075	$—	$14,382	$62,166	$(31,466)	$98,157
Allowance for doubtful accounts	34	660	—	—	(39)	655

(1)
On May 14, 2014, we acquired the stock of iHealth Technologies, Inc. resulting in the Connolly iHealth Merger. In connection with this business combination, we assumed the liabilities of iHealth Technologies, Inc.

(2)
Deductions related to the allowance and estimated liability for refunds and appeals represent credits or payments provided to our clients to settle the liability. Deductions related to the allowance for doubtful accounts represent write-offs of bad debt expense.

(3)
The balance at end of period consists of the estimated allowance for refunds and appeals netted against accounts receivable of $33,406 and $23,216 and the estimated liability for refunds and appeals of $67,775 and $74,941 as of December 31, 2015 and 2014, respectively. Refer to the Notes to our Consolidated Financial Statements.

EXHIBIT INDEX

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.

3.1		Form of Amended and Restated Certificate of Incorporation of Cotiviti Holdings, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2		Form of Amended and Restated Bylaws of Cotiviti Holdings, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

4.1	*	Form of Certificate of Common Stock.

4.2	*	Form of Amended and Restated Stockholders Agreement, by and among Cotiviti Holdings, Inc. and certain stockholders named therein.

5.1	*	Opinion of Weil, Gotshal & Manges, LLP.

10.1	**	First Lien Credit Agreement, dated May 14, 2014, among Connolly Corporation, the other borrowers party thereto, Connolly Intermediate, Inc., the lenders party thereto, Goldman Sachs Bank USA, as Administrative Agent and Swingline Lender, Royal Bank of Canada, as Issuing Bank, and the Joint Lead Arrangers and Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents Party thereto.

10.2	**	First Lien Loan Guaranty, dated May 14, 2014, among Connolly Intermediate, Inc., the Subsidiary Parties party thereto and Goldman Sachs Bank USA, as Administrative Agent.

10.3	**	Second Lien Credit Agreement, dated May 14, 2014, among Connolly Corporation, the other borrowers party thereto, Connolly Intermediate, Inc., the lenders party thereto, Royal Bank of Canada as Administrative Agent, and the Joint Lead Arrangers and Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents Party thereto.

10.4	**	Second Lien Loan Guaranty, dated May 14, 2014, among Connolly Intermediate, Inc., the Subsidiary Parties party thereto and Royal Bank of Canada, as Administrative Agent.

10.5	**	First Amendment, dated May 27, 2015, to the First Lien Credit Agreement, dated May 14, 2014, among Connolly Corporation, the other borrowers party thereto, Connolly Intermediate, Inc., the Lenders party thereto, Goldman Sachs Bank USA, as Administrative Agent and Swingline Lender, Royal Bank of Canada, as Issuing Bank, and the Joint Lead Arrangers and Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents Party thereto.

10.6	**	Second Amendment, dated June 18, 2015, to the First Lien Credit Agreement, dated May 14, 2014, among Connolly Corporation, the other borrowers party thereto, Connolly Intermediate, Inc., the Lenders party thereto, Goldman Sachs Bank USA, as Administrative Agent and Swingline Lender, Royal Bank of Canada, as Issuing Bank, and the Joint Lead Arrangers and Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents Party thereto.

10.7		Form of Director Indemnification Agreement.

10.8	**	Executive Employment Agreement, dated May 15, 2015, by and between John D. Williams and Connolly iHealth Technologies, LLC.

10.9	**	Executive Employment Agreement, dated May 15, 2015, by and between Steve Senneff and Connolly iHealth Technologies, LLC.

Exhibit No.		Description

10.10	**	Executive Employment Agreement, dated May 15, 2015, by and between David Beaulieu and Connolly iHealth Technologies, LLC.

10.11(a)	**	Cotiviti Holdings, Inc. 2012 Equity Incentive Plan.

10.11(b)	**	Amendment No. 1 to Cotiviti Holdings, Inc. 2012 Equity Incentive Plan.

10.11(c)		Amendment No. 2 to Cotiviti Holdings, Inc. 2012 Equity Incentive Plan.

10.12	**	Form of Stock Option Agreement under Cotiviti Holdings, Inc. 2012 Equity Incentive Plan.

10.13	*	Form of Cotiviti Holdings, Inc. 2016 Equity Incentive Plan.

21.1		List of subsidiaries.

23.1	*	Consent of KPMG LLP.

23.2	*	Consent of Grant Thornton LLP.

23.3	*	Consent of Weil, Gotshal & Manges, LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.

**
Previously filed.